UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number: 001-32026

COHEN & COMPANY INC.
(Exact name of registrant as specified in its charter)

Maryland	**16-1685692**
(State or Other Jurisdiction of	**(I.R.S. Employer**
Incorporation or Organization)	**Identification No.)**

Cira Centre
2929 Arch Street, Suite 1703
Philadelphia, Pennsylvania   **19104**
(Address of principal executive offices)   **(Zip Code)**
Registrant's telephone number, including area code: (215) 701-9555
Securities registered pursuant to Section 12(b) of the Act:

Title of class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	COHN	NYSE AMERICAN STOCK EXCHANGE

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files. Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller Reporting Company	☒

Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2025, the aggregate market value of the Common Stock held by non-affiliates of the Registrant was approximately $14.2 million. As of February 27, 2026, there were 2,448,559 shares of Common Stock of Cohen & Company Inc. outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the Registrant's 2025 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

COHEN & COMPANY INC.

TABLE OF CONTENTS

Forward Looking Statements

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements discuss matters that are not historical facts. Because they discuss future events or conditions, forward-looking statements may include words such as "anticipate," "believe," "estimate," "intend," "could," "should," "would," "may," "seek," "plan," "might," "will," "expect," "predict," "project," "forecast," "potential," "continue," negatives thereof or similar expressions. Forward-looking statements speak only as of the date they are made, are based on various underlying assumptions and current expectations about the future and are not guarantees. Such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievement to be materially different from the results of operations or plans expressed or implied by such forward-looking statements.

These forward-looking statements are found at various places throughout this Annual Report on Form 10-K and include information concerning possible or assumed future results of our operations, including statements about the following subjects:

- integration of operations;

- business strategies;

- growth opportunities;

- competitive position;

- market outlook;

- expected financial position;

- expected results of operations;

- future cash flows;

- financing plans;

- plans and objectives of management;

- tax treatment of the business combinations;

- our investments in both SPACs and SPAC sponsor entities, including through our SPAC Series Funds;

- our role as asset manager and sponsor in our SPAC activities;

- fair value of assets; and

- any other statements regarding future growth, future cash needs, future operations, business plans, future financial results, and any other statements that are not historical facts.

These forward-looking statements represent our intentions, plans, expectations, assumptions, and beliefs about future events and are subject to risks, uncertainties, and other factors. Many of those factors are outside of our control and could cause actual results to differ materially from the results expressed or implied by those forward-looking statements. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than we have described. You should consider the areas of risk and uncertainty described above and discussed under "Item 1A — Risk Factors." Actual results may differ materially as a result of various factors, some of which are outside our control, including the following:

- a decline in general economic conditions or the global financial markets;

- economic uncertainty and capital markets disruption that has been significantly impacted by geopolitical instability;

- losses and reduced transaction volumes as a result of increasing interest rates and inflation;

- risks and liabilities due to our investments in the equity interests of SPACs and SPAC sponsor entities including the risk of increased regulation applicable to SPACs, risks regarding litigation in connection with the SPACs in which we invest and those we sponsor, uncertainty of whether the SPACs in which we invest and those we sponsor will consummate a business combination, significant competition for business opportunities in the SPAC industry, write-downs or write-offs with respect to the securities that we hold subsequent to the consummation of an initial business combination by the SPACs in which we invest and those we sponsor, and the target of a SPAC being an early-stage and financially unstable company;

- losses caused by financial or other problems experienced by third parties;

- losses due to unidentified or unanticipated risks;

- losses (whether realized or unrealized) on our principal investments, including those we receive as non-cash consideration for investment banking services provided;

- a lack of liquidity, i.e., ready access to funds for use in our businesses, or the availability of financing at prohibitive rates;

- the ability to attract and retain personnel;

- the ability to meet regulatory capital requirements administered by federal agencies;

- the ability to pay dividends;

- an inability to generate incremental income from acquired, newly established, or expanded businesses;

- unanticipated market closures due to inclement weather or other disasters;

- the volume of trading in securities including collateralized securities transactions;

- the liquidity in capital markets;

- the creditworthiness of our correspondents, trading counterparties, and banking and margin customers;

- changing interest rates and their impacts on U.S. residential mortgage volumes;

- competitive conditions in each of our business segments;

- the availability of borrowings under credit lines, credit agreements, warehouse agreements, and our credit facilities;

- the potential misconduct or errors by our employees or by entities with whom we conduct business; and

- the potential for litigation and other regulatory liability.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report on Form 10-K. All subsequent written and oral forward-looking statements concerning other matters addressed in this Annual Report on Form 10-K and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this Annual Report on Form 10-K. Except to the extent required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, a change in events, conditions, circumstances or assumptions underlying such statements, or otherwise.

Our Internet website is www.cohenandcompany.com and we make available on our website our filings with the Securities and Exchange Commission ("SEC"), including annual reports, quarterly reports, current reports and any amendments to those filings. The reference to our website address does not constitute incorporation by reference of the information contained therein into this Form 10-K. We also use our website to disseminate other material information to our investors (on the Home Page and in the "Investor Relations" section of our website). We also post on our website our press releases and information about our public conference calls (including the scheduled dates, times and the methods by which investors and others can listen to those calls), and we make available for replay webcasts of those calls and other presentations for a limited time, if applicable.

Certain Terms Used in this Annual Report on Form 10-K

In this Annual Report on Form 10-K, unless otherwise noted or as the context otherwise requires, the "Company," "we," "us," and "our" refer to Cohen & Company Inc. (formerly Institutional Financial Markets, Inc.), a Maryland corporation, and its subsidiaries on a consolidated basis; and "Cohen & Company, LLC" or the "Operating LLC" refer to the main operating subsidiary of the Company.

"Cohen Brothers" refers to the pre-merger Cohen Brothers, LLC and its subsidiaries; "AFN" refers to the pre-merger Alesco Financial Inc. and its subsidiaries; "AFN Merger" refers to the December 16, 2009 closing of the merger of AFN, Alesco Financial Holdings, LLC, a wholly owned subsidiary of AFN, with and into Cohen Brothers, which resulted in Cohen Brothers becoming a majority owned subsidiary of the Company.

"Cohen Securities" refers to Cohen & Company Securities, LLC, a wholly owned broker-dealer subsidiary of Cohen & Company Securities Holdings, L.P. ("Cohen Securities Holdings"). Cohen Securities Holdings is a wholly owned subsidiary of the Operating LLC. Prior to July 1, 2025, Cohen & Company Securities, LLC was known as J.V.B. Financial Group, LLC. "CCM" refers to Cohen & Company Capital Markets, a division of Cohen Securities, the Company's full-service boutique investment bank providing capital markets and special purpose acquisition company ("SPAC") advisory services to corporations, financial sponsors, investors, and institutions. "CCFESA" refers to Cohen & Company Financial (Europe) S.A., a majority owned subsidiary regulated by the Autorité de Contrôle Prudentiel et de Résolution ("ACPR") in France; and "CCFEL" refers to Cohen & Company Financial (Europe) Limited, a wholly owned subsidiary of the Operating LLC formerly regulated by the Central Bank of Ireland (the "CBI").

"Securities Act" refers to the Securities Act of 1933, as amended; and "Exchange Act" refers to the Securities Exchange Act of 1934, as amended.

ITEM 1. BUSINESS.

INFORMATION REGARDING COHEN & COMPANY INC.

Overview

We are a Maryland corporation that incorporated on October 6, 2003. We are a financial services company specializing in an expanding range of capital markets and asset management services. Our business segments are Capital Markets, Asset Management, and Principal Investing. Our Capital Markets business segment consists of sales, trading, gestation repo financing, new issue placements in corporate and securitized products, underwriting, and advisory services, operating primarily through our subsidiaries, Cohen Securities in the United States (the "U.S.") and CCFESA in Europe. A division of Cohen Securities, Cohen & Company Capital Markets ("CCM") is our full-service boutique investment bank providing capital markets and special purpose acquisition corporation ("SPAC") advisory services to corporations, financial sponsors, investors, and institutions. Our Capital Markets business segment also includes investment returns on financial instruments that we have received as consideration for investment banking and new issue services provided by CCM. Our Asset Management business segment manages assets through investment vehicles, such as investment funds, managed accounts, joint ventures, and collateralized debt obligations ("CDOs") (collectively, "Investment Vehicles"). As of December 31, 2025, we had approximately $1.4 billion of assets under management ("AUM") in primarily fixed income assets in a variety of asset classes including European bank and insurance trust preferred securities ("TruPS"), debt issued by small and medium sized European, U.S., and Bermudian insurance and reinsurance companies, and commercial real estate loans. Our Principal Investing business segment is comprised primarily of investments we have made for the purpose of earning an investment return rather than investments made to support our trading or other capital markets business activity.

Capital Markets

Our Capital Markets business segment consists primarily of sales, trading, gestation repo financing, new issue placements in corporate and securitized products, underwriting, and advisory services operating primarily through our subsidiaries, Cohen Securities in the U.S. and CCFESA in Europe. Cohen Securities is our sole operating U.S. broker-dealer, under our Cohen Securities Holdings subsidiary, and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Industry Protection Corporation ("SIPC"). CCFESA is regulated by the ACPR. Our Capital Markets business segment also includes investment returns on financial instruments that we have received as consideration for investment banking and new issue services provided by CCM.

CCM was established in 2021 as a division of Cohen Securities to address the coverage gaps and structural shortfalls at leading investment banks. CCM is a full-service boutique investment bank providing capital markets and SPAC advisory services to corporations, financial sponsors, investors, and institutions. CCM is one of the most active SPAC advisors on Wall Street with differentiated and inventive products for clients, and a focus on frontier technologies, digital assets, energy transition, and natural resources. In addition, we are growing our team of investment banking professionals with experience in a number of emerging growth verticals and continue to expand offerings for our clients. We are a lead advisor on the majority of the transactions we advise, showcasing an ability to navigate complex transactions and volatile markets. As of December 31, 2025, CCM had 28 investment banking professionals with substantial industry and capital markets experience.

Our sales and trading group provides trade execution to corporate investors, institutional investors, mortgage originators, and other smaller broker-dealers. We specialize in a variety of products, including but not limited to: corporate bonds and loans, SPAC equity, preferred equity, asset-backed securities ("ABS"), mortgage backed securities ("MBS"), residential mortgage-backed securities ("RMBS"), collateralized bond obligations ("CBOs"), collateralized mortgage obligations ("CMOs"), municipal securities, to-be-announced securities ("TBAs") and other forward agency MBS contracts, Small Business Administration ("SBA") loans, U.S. government bonds, U.S. government agency securities, brokered deposits and certificates of deposit ("CDs") for small banks, and hybrid capital of financial institutions including whole loans and other structured financial instruments.

In 2012, we established a trading desk for "to-be-announced" securities, or TBAs, as part of our mortgage group. TBAs are forward mortgage-backed securities with exact collateral that remains unknown until just prior to the trade settlement, although the characteristics of the collateral are known. The forward collateral types are exclusively issued by U.S. government agencies, such as the Federal National Mortgage Association ("Fannie Mae"), the Federal Home Loan Mortgage Corporation ("Freddie Mac"), and the Government National Mortgage Association ("Ginnie Mae"). One objective of our mortgage group is to provide capital markets execution services to small and middle market institutional mortgage originators that hedge their mortgage pipelines. In addition to providing credit for MBS trading lines and execution services, our mortgage group offers trading of specified pools and financing for qualified originators. Our mortgage group offers a range of solutions for institutional clients seeking to enhance their mortgage pipeline execution and overall portfolio profitability. In addition, our mortgage group acts as an intermediary between borrowers and lenders of short-term funds and provides funding for various inventory positions using repurchase agreements.

In addition, Cohen Securities operates a gestation repo financing program. In general, Cohen Securities lends money to a counterparty after obtaining collateral securities from that counterparty via a reverse repurchase agreement. Cohen Securities also borrows money from another counterparty using the same collateral securities via a repurchase agreement. Cohen Securities seeks to earn net interest margin or fees on these transactions. Gestation repo involves entering into repurchase and reverse repurchase agreements where the underlying collateral security represents a pool of newly issued mortgage loans. The borrowers (the reverse repurchase agreement counterparties) are generally mortgage originators. The lenders (the repurchase agreement counterparties) are a diverse group of counterparties comprised of banks, insurance companies, and other financial institutions. Gestation trades can be structured in two ways: (i) on balance sheet trades and (ii) agency trades. For on balance sheet trades, Cohen Securities borrows from one counterparty and lends to another on a principal basis and earns net interest margin. For agency trades, Cohen Securities receives a fee (which is paid by the borrower and is a function of the reverse repo notional amount), while the borrower and lender transact with each other directly.

Our Capital Markets business segment generates revenue through the following activities: (1) trading activities, which include execution and brokerage services, gestation repo, riskless trading activities as well as gains and losses (unrealized and realized), and income and expense earned on securities classified as trading and (2) investment banking and new issue revenue comprised of (a) origination fees for newly created financial instruments originated by us, (b) revenue from advisory services, (c) underwriting, (d) new issue revenue associated with arranging and placing the issuance of newly created financial instruments, and (e) any investment returns on financial instruments that we have acquired or received as consideration for services provided by CCM. Our Capital Markets business segment has offices in Boca Raton (Florida), Charlotte (North Carolina), Houston (Texas), Memphis (Tennessee), Menlo Park (California), New York City (New York), Paris (France), and Philadelphia (Pennsylvania).

Trades in our Capital Markets business segment can be either "riskless" or risk-based. Riskless trades are transacted with a customer order in hand, resulting in limited risk to us. Risk-based trades involve us owning the securities and thus placing our capital at risk. Such risk-based trading activity may include the use of leverage. We believe that the prudent use of capital to facilitate client orders increases trading volume and profitability. Any gains or losses on trading securities that we have classified as investments-trading are recorded in our Capital Markets business segment. In addition, any gains or losses on trading securities that we have classified as other investments, at fair value, which were acquired or received as consideration for services provided by CCM, are recorded in our Capital Markets business segment. Whereas any gains or losses on securities that we have classified as other investments, at fair value, which were not received as consideration for services provided by CCM, are recorded in our Principal Investing business segment.

From time to time, CCM receives financial instruments as consideration for investment banking and new issue services provided. We generally record the fair value of this investment consideration as investment banking and new issue revenue at the time it is received, and record subsequent gains and losses, including periodic mark-to-market unrealized gains and losses, as an adjustment to investment banking and new issue revenue, which remains in the Capital Markets segment. A description of our investment portfolio can be found under the heading "Principal Investing" below, reflecting the value as of December 31, 2025 of the financial instruments that CCM has acquired or received as consideration for services provided.

Our commercial real estate lending platform ("CRE Opportunities" or "CREO"), which operates outside of Cohen Securities, was created in 2021 with a primary focus on multi-family transitional loans and a team of professionals with extensive origination, underwriting, and securitization experience in the commercial real estate market. Any CREO origination activities are considered part of our Capital Markets business segment.

Asset Management

Our Asset Management business segment manages and services assets within a variety of Investment Vehicles. We earn management fees for our ongoing asset management services provided to these Investment Vehicles, which may include fees both senior and subordinate to the securities issued by the Investment Vehicles. Management fees are based on the value of the AUM or the investment performance of the vehicle, or both. As of December 31, 2025, we had $1.4 billion in AUM. AUM equals the sum of the net asset value ("NAV") or gross assets of the Investment Vehicles we manage based on whichever measurement serves as the basis for the calculation of our management fees. Beginning in November 2023, we earn an annual servicing fee on the notional amount of the loans owned by the CREO JV and, from that point, the notional amount of these loans has been included in our AUM. Our calculation of AUM may differ from the calculations of other asset managers and, as a result, this measure may not be comparable to similar measures presented by other asset managers. This definition of AUM is not necessarily identical to any definition of AUM that may be used in our management agreements. We do not receive management fees for assets managed within our SPAC Series Funds. See discussion below.

As of December 31, 2025, we had four subsidiaries that act as managers to our Investment Vehicles. Two of these subsidiaries, Cohen & Company Financial Management, LLC ("CCFM") and Dekania Capital Management, LLC ("DCM"), are registered investment advisors under the Investment Advisers Act of 1940 (the "Investment Advisers Act"). CCFESA is based in France and regulated by the ACPR. Cohen CREO LLC, which is not a registered investment advisor, provides services for the assets of the CREO JV.

Subsidiary	Product Line
CCFM	SPAC Fund, SPAC Series Funds, Alesco CDOs
DCM	U.S. Insurance JV, Dekania Europe CDOs
CCFESA	PriDe Funds and other managed accounts.
Cohen CREO LLC	CREO JV

The table below shows changes in our AUM by product line for the last five years.

ASSETS UNDER MANAGEMENT
(Dollars in Millions)

	As of December 31,									
	2025		2024		2023		2022		2021	
PriDe Funds and Other Managed Accounts	$	994	$	855	$	865	$	813	$	721
U.S. Insurance JV		144		154		166		122		142
CREO JV		193		309		296		-		-
SPAC Fund		-		-		-		81		125
SPAC Series Funds		1		41		35		47		130
Non-CDO Investment Vehicles		1,332		1,359		1,362		1,063		1,118

Alesco CDOs		-		862		884		946	1,099
Dekania Europe CDOs.		101		104		111		107	141
Total CDO AUM		101		966		995		1,053	1,240
Total AUM	$	1,433	$	2,325	$	2,357	$	2,116	$ 2,358

A description of Investment Vehicles that are included in the chart above is set forth below.

PriDe Funds and Other Managed Accounts. In July 2014, we became the investment advisor of a newly created French investment fund with total commitments of €238 million, an initial investment period of two years (which was later extended by two years), and a maturity date of July 2026 (which was later extended until July 2028). This fund was fully invested in December 2017. In January 2017, the second vintage Investment Vehicles in the series of these funds closed with total commitments of €203.5 million, an initial investment period of three years (which was later extended by two years), and a maturity date of January 2032. These Investment Vehicles were fully invested in July 2021. In July 2020, the third vintage Investment Vehicles in the series of these funds closed with total commitments of €375.5 million, an initial investment period of three years (which was later extended by two years), and a maturity date of July 2035. In November 2024, the fourth vintage Investment Vehicles in the series of these funds closed with total initial commitments of €337 million (subsequently increased to €475.5 million), an initial investment period of three years, and a maturity date of November 2037. This series of Investment Vehicles is referred to in this Annual Report on Form 10-K as the "PriDe Funds." The PriDe Funds earn investment returns by investing in a diversified portfolio of debt securities issued by small and medium sized European and Bermudian insurance companies that have limited access to capital markets. CCFESA earns investment advisor regular fees and investment advisor performance fees depending on the level of returns achieved. We have not made an investment, nor do we expect to make any investment, in the PriDe Funds. In addition, we provide investment management or advisory services to a number of separately managed accounts owned by family offices, high net worth individuals, and asset managers. The investment focus of the separately managed accounts is on CDO, collateralized loan obligations ("CLO") notes, and debt instruments where our professionals have relevant expertise. For the services provided to these managed accounts, we are paid gross annual base management or advisory fees of approximately 1.5% plus a gross annual performance fee of 20% of cash-on-cash returns in excess of an 8% hurdle. There is also an early redemption fee if any of the clients were to terminate their arrangement within the first five years of the relationship. AUM of the PriDe Funds and other managed accounts was $993.3 million as of December 31, 2025.

U.S. Insurance JV. In May 2018, we committed to invest up to $3.0 million in a newly formed joint venture (the "U.S. Insurance JV") with an outside investor. The U.S. Insurance JV was formed for the purposes of investing in debt issued by small and medium sized U.S. and Bermudian insurance and reinsurance companies and is managed by DCM. We were required to invest 4.5% of the total equity of the U.S. Insurance JV with an absolute limit of $3.0 million. As of December 31, 2025, the NAV of the U.S. Insurance JV was $132.0 million, we had fulfilled our investment commitment, and our investment in the U.S. Insurance JV was valued at $2.4 million. In addition, the insurance company debt that will be funded by the U.S. Insurance JV may be originated by us and there may be origination fees earned in connection with such transactions. We also earn management fees as manager of the U.S. Insurance JV. We are entitled to a quarterly base management fee, an annual incentive fee (if certain return hurdles are met), and an additional incentive fee upon the liquidation of the portfolio (if certain return hurdles are met).

CREO JV. In September 2021, we committed to invest up to $15.0 million of equity into a newly formed joint venture (the "CREO JV") with an outside investor that committed to invest approximately $435.0 million of equity into the CREO JV. We are required to invest 7.5% of the total equity of the CREO JV with a maximum investment of $15.0 million. As of December 31, 2025, the NAV of the CREO JV was $119.6 million, we had invested $7.7 million of our $15.0 million investment commitment, and our investment in the CREO JV was valued at $8.9 million. The CREO JV is managed by us. The CREO JV was formed for the purposes of investing in primarily multi-family commercial real estate mortgage-backed loans collateralized by mostly transitional commercial real estate mortgage-backed loans. "CRE CLO" means any pooling of commercial real estate mortgage-backed loans into a collateralized loan obligation. The commercial real estate loans that are funded by the CREO JV may be originated by us and we may earn origination fees in connection with such transactions. In addition, we may earn structuring fees in connection with structuring and consummating a CRE CLO consisting of a pooling of commercial real estate loans. Any origination fees or structuring fees earned by us will be in our Capital Markets segment. We will also earn management fees as manager of any CRE CLOs based on the value of the assets consolidated into a CRE CLO (calculated in accordance with the terms of such CRE CLO), payable from the proceeds generated by and in accordance with the distribution waterfall of such CRE CLO. The CREO JV has a repurchase facility to finance its assets until they can be securitized into CRE CLOs. Through December 31, 2025, we had not yet structured or consummated a CRE CLO and, accordingly, had not earned any management fees as manager of any CRE CLO. In November 2023, we began earning an annual portfolio servicing fee on the notional amount of loans owned by the CREO JV, which is equal to 0.25%. Once we have earned aggregate portfolio servicing fees of $1.5 million, the annual percentage will drop to 0.10%. From November 2023 through 2025, we have earned $1.4 million from the CREO portfolio servicing fee.

SPAC Fund. In 2018, we invested in and became the investment manager and general partner of a newly formed fund structure that was created for the purpose of investing primarily in the equity interests of SPACs and, in certain circumstances, SPAC sponsor entities including SPACs sponsored by us, our affiliates, and third parties (the "SPAC Fund"). Prior to March 31, 2023, the general partner of the SPAC Fund ("Vellar GP") had an investment in the SPAC Fund, had the potential to earn incentive fees, and had not consolidated the SPAC Fund. Effective April 1, 2023, all of the investors in the SPAC Fund, other than the Vellar GP, redeemed all of their interests in the SPAC Fund. As a result, effective April 1, 2023, the Vellar GP became the sole owner of, and began consolidating, the SPAC Fund. We owned a one-third interest in the Vellar GP and were the managing member, and effective April 1, 2023, we began consolidating the SPAC Fund as well. CCFM was the manager of the SPAC Fund and was entitled to a quarterly base management fee based on a percentage of the NAV of the SPAC Fund until April 1, 2023. In February 2025, we sold our one-third interest in the Vellar GP, stopped consolidating the Vellar GP, and no longer have any interest in the Vellar GP or the SPAC Fund. See note 31 to our consolidated financial statements included in this Annual Report on Form 10-K.

SPAC Series Funds. As a complement to the SPAC Fund, we established and became the managing member and investment manager to two newly formed umbrella limited liability companies (the "SPAC Series Funds") that issued a separate series for each investment portfolio, which typically consisted of investments in the sponsor entities of individual SPACs. We are not issuing any new SPAC Series Funds, and this business is winding down. The investing activity of the SPAC Series Funds included purchasing interests in the placement units of certain SPAC sponsor entities that, in addition to placement units, entitle the SPAC Series Funds to certain amounts of founder shares, for a nominal purchase price. The number of founder shares allocated to the SPAC Series Funds is not finally determined until the related business combination (if any) is completed by the applicable SPAC. The amount of founder shares allocable to each SPAC Series Fund is subject to change for two main reasons. First, if a business combination is not completed by the applicable SPAC within the allowed timeframe, the SPAC Series Funds will forfeit all the founder shares allocated to them for that particular SPAC. Second, even if a business combination by the applicable SPAC is completed, the economic terms of the combination are subject to negotiation between the target company and that SPAC. In many cases, the total amount of founder shares to which the sponsor entities are entitled will be reduced as part of these negotiations. In these cases, any allocation to the SPAC Series Funds will also be reduced. Although we do not charge a management fee for most of the SPAC Series Funds, nor do we earn a performance fee from most of the SPAC Series Funds, we and certain of our employees receive a portion of the allocations of founder shares, for a nominal purchase price, from the SPAC sponsor entities in which the SPAC Series Funds invest. As of December 31, 2025, in our capacity as the asset manager of the SPAC Series Funds, we received and still hold an allocation of 0.5 million founder shares, for a nominal purchase price, from one SPAC sponsor entity that has not completed any business combinations. This allocation will be worthless if the underlying SPAC fails to complete a business combination and liquidates. Furthermore, even if a business combination is completed, the founder shares allocable to us may be adjusted significantly downward based on final negotiation with the business combination counterparty. See below for a description of our investment portfolio as of December 31, 2025.

CDOs. As of December 31, 2025, we managed two Dekania Europe CDOs, which were initially securitized during 2006 and 2007. In September 2025, we completed the sale of all remaining Alesco CDO contracts. A CDO is a form of borrowing secured by different types of fixed income assets such as corporate or mortgage loans or bonds. The borrowing is in the form of a securitization, which means that the lenders are actually investing in notes secured by the assets. In the event of a default, the lender will have recourse only to the assets securing the loan. These structures can hold different types of securities, but as of December 31, 2025, our only remaining CDOs under management were backed by European bank and insurance TruPS and subordinated debt. In general, our Dekania Europe deals have the following terms. We receive senior and subordinate management fees. We can be removed as manager for cause if a majority of the controlling class of note holders or a majority of equity holders vote to remove us. "Cause" includes unremedied violations of the collateral management agreement or indenture, defaults attributable to certain actions of the manager, misrepresentations or fraud, criminal activity, bankruptcy, insolvency or dissolution. There was a non-call period for the equity holders, which ranged from three to six years. Once this non-call period expired, a majority of the equity holders can trigger an optional redemption as long as the liquidation of the collateral generates sufficient proceeds to pay all principal and accrued interest on the rated notes and all expenses. In ten years after the closing, an auction call is triggered if the rated notes have not been redeemed in full. In an auction call redemption, an appointee will conduct an auction of the collateral, which will only be executed if the highest bid results in sufficient proceeds to pay all principal and accrued interest on the rated notes and all expenses. If the auction is not successfully completed, all residual interest that would normally be distributed to equity holders will be sequentially applied to reduce the principal of the rated notes. Any failure of an over-collateralization coverage test redirects interest to paying down notes until compliance is restored. The securities mature up to 30 years from closing. An event of default will occur if certain over-collateralization ratios drop below 100%. While an event of default exists, a majority of the senior note holders can declare the principal and accrued and unpaid interest immediately due and payable. Both of the Dekania Europe CDOs that we manage have reached their auction call redemption features, which means the portfolio of collateral for each CDO is subject to an auction on a quarterly basis. If an auction is successful, the management contract related to such CDO will be terminated in connection with the liquidation of the CDO and we will lose the related management fees.

In addition, we have historically received revenue shares from certain asset management businesses that we initially sponsored or owned, and subsequently sold or spun-off. A description of our only remaining asset management revenue share as of December 31, 2025 is set forth below.

Infrastructure Finance Business. On March 12, 2012, we entered into an agreement with unrelated third parties whereby we agreed to assist in the establishment of an international infrastructure finance business ("IIFC"). As consideration for our assistance in establishing IIFC, we received 8.0% of certain revenues of the manager of IIFC through October 31, 2021, and effective November 1, 2021, we receive 7.35% of certain revenues of the manager of IIFC. The IIFC revenue share arrangement expires when we have earned a cumulative $20 million in revenue share payments or with the dissolution of IIFC's management company. In 2025, we earned $1.9 million from the IIFC revenue share. From inception through 2025, we have earned $10.0 million.

Principal Investing

Our Principal Investing business segment has historically been comprised of investments in the Investment Vehicles we manage, as well as investments in certain other structured products, and the related gains and losses that they generate. In 2014, we refocused our Principal Investing portfolio on products that we do not manage for the purpose of earning an investment return. More recently, capitalizing on our SPAC expertise, we have become active in multiple aspects of the SPAC market, including as a sponsor, asset manager, and investor, and as a result we hold various investments related to these activities.

A SPAC is a shell corporation formed for the sole purpose of raising investment capital through an initial public offering ("IPO"), which is then used to acquire or merge with one or more unspecified businesses to be identified after the IPO. SPACs are formed and sponsored by experienced business executives who are confident that their reputation and experience will help them identify a profitable company to acquire or with which to merge. The sponsors of the applicable SPAC generally provide the starting capital for that SPAC and such sponsors stand to benefit from a sizeable stake in the post-business combination acquired or merged company (assuming a business combination is consummated by the SPAC that they sponsor). The capital raised in the SPAC's IPO is placed in an interest-bearing trust account and cannot be disbursed except to complete a business combination or to return the money to investors (if the SPAC does not complete a business combination within the required time period and must be liquidated). A SPAC generally has approximately two years to complete a deal. In return for the capital invested by investors in the SPAC IPO, investors typically receive units in the SPAC, with each unit often comprising a share of common stock and a warrant (or fraction thereof) to purchase more stock at a later date. The purchase price per unit of the securities is typically $10.00. After a SPAC's IPO, the pre-IPO units of the SPAC become separable into shares of common stock and warrants. The purpose of the warrant is to provide investors with additional compensation for investing in the SPAC. Upon successful completion of a business combination, the sponsors will profit from their stake in the post-business combination acquired or merged company, while the investors receive an equity interest according to their respective investment amounts The founders of the SPAC generally purchase founder shares at the initiation of the SPAC, paying nominal consideration for the number of shares that, based on recent transactions, results in or around a 20% to 25% ownership stake in the outstanding shares after the completion of the IPO.

Since 2018, we have sponsored five SPACs. Our first sponsored SPAC, Insurance Acquisition Corp. ("Insurance SPAC"), completed its $150.7 million IPO in March 2019, entered into a merger agreement in June 2020, and completed its business combination in October 2020 with Shift Technologies, Inc. ("Shift"), a car-buying e-commerce platform. Our second sponsored SPAC, INSU Acquisition Corp. II ("Insurance SPAC II"), completed its $250 million IPO in September 2020 and entered into a merger agreement in November 2020 with Metromile, Inc., a digital insurance platform and pay-by-mile auto insurer ("MetroMile"), which closed on February 9, 2021. Our third sponsored SPAC, INSU Acquisition Corp. III ("Insurance SPAC III"), completed its $218 million IPO in December 2020 and was liquidated in December 2022 without completing a business combination within the required timeframe. Our fourth sponsored SPAC, Columbus Circle Capital Corp. I ("Columbus Circle SPAC"), completed its $250 million IPO in May 2025, entered into a merger agreement in June 2025, and completed its business combination in December 2025 with ProCap Financial, Inc. (NASDAQ: BRR), a bitcoin native financial services firm. Our fifth sponsored SPAC, Columbus Circle Capital Corp. II (NASDAQ: CMIIU), completed its $230 million IPO in February 2026.

Subject to changes in the overall SPAC market, which are evolving rapidly, we may continue to capitalize on opportunities in the space. In addition to our sponsored SPACs, we receive founder shares and purchase placement units and IPO units in various SPACs sponsored by third parties and affiliates, through our SPAC Series Funds and our investment portfolio. The amount of founder shares allocated to us is not finally determined until the related business combination is completed. The amount of founder shares allocable to us is subject to change for two main reasons. First, if a business combination is not completed by the applicable SPAC within the allowed time frame, we will forfeit all the founder shares allocated to us for that particular SPAC. Second, even if a business combination is completed by the applicable SPAC, the economic terms of the combination are subject to negotiation between the target company and that SPAC. In many cases, the total amount of founder shares to which the sponsor entities are entitled will be reduced as part of these negotiations. In these cases, any allocation of founder shares to us will also be reduced.

We invested in SPAC sponsor entities through our SPAC Series Funds that were not consolidated because we were not the managing member of such sponsor entity or otherwise did not have the power to direct the sponsor entity's most important activities. In these cases, our investment in the SPAC sponsor entity is treated as an equity method investment. Furthermore, because of the difficulty of determining the fair value of such an investment during the applicable SPAC's pre-business combination period, we generally have not elected the fair value option. If a SPAC completes a business combination and we have an equity method investment in the associated sponsor entity, the sponsor entity will record income equal to the difference between the fair value of the restricted and unrestricted shares it receives and the carrying value of its equity method investment in the SPAC. We will recognize our share of this gain as income from equity method affiliates. The sponsor entity will continue to mark its investment in the SPAC to market after the business combination and we will recognize our share of the change in fair value as income or loss from equity method affiliates. Once the sponsor entity distributes to us our share of the SPAC shares it owns, we will reclassify our investment from investment in equity method affiliates to other investments, at fair value as we will then hold the SPAC shares directly (rather than through an equity method investee). We will then record principal transactions income and loss until the SPAC shares themselves are liquidated.

As of December 31, 2025, our investment portfolio included other investments, at fair value, which were valued at $57.3 million, and investments in equity method affiliates, which were carried at $6.7 million, net of the related non-convertible non-controlling interests, which were valued at $0.4 million. Any financial instruments that CCM receives as consideration for services provided are included in the Capital Markets segment, while all other financial instruments are included in the Principal Investing segment. Financial instruments from both our Capital Markets and Principal Investing segments are shown in the chart below. In addition, several of the positions listed below are subject to trading restrictions or are warrants, units, or notes that are convertible into publicly traded equity.

A description of our investment portfolio as of December 31, 2025 is set forth below.

($000s)		12/31/2025			
Other Investments, at Fair Value:	Ticker	Value	NCI	Net Balance	Share Price
CCM -					
ProCap Financial, Inc.	BRR	$ 1,521	$ -	$ 1,521	$ 3.53
Avax One Technology Ltd.	AVX	1,363	-	1,363	1.51
Critical Metals Corp.	CRML	1,506	-	1,506	6.94
Nakamoto Inc.	NAKA	1,802	-	1,802	0.35
Namib Minerals Ltd.	NAMM	2,779	-	2,779	1.01
OceanPal Inc.	SVRN	2,930	-	2,930	1.08
USBC, Inc.	USBC	2,482	-	2,482	0.63
Other Companies	NA	1,332	-	1,332	NA
Subtotal Public Companies and Other		15,715	-	15,715	
SPAC placement units/warrants, pre-M&A	NA	18,492	-	18,492	NA
Subtotal CCM		34,207	-	34,207	
Non-CCM -					
ProCap Financial, Inc.	BRR	7,595	-	7,595	3.53
U.S. Insurance JV	NA	2,375	-	2,375	NA
CREO JV	NA	8,940	-	8,940	NA
Dutch Real Estate Fund	NA	1,171	-	1,171	NA
Other Securities	NA	2,970	(6)	2,964	NA
Subtotal Non-CCM		23,051	(6)	23,045	
Total Other Investments, at Fair Value		**57,258**	**(6)**	**57,252**	
Investment in Equity Method Affiliates:					
Dutch Real Estate Entities	NA	5,739	-	5,739	NA
Other Securities	NA	922	(427)	495	NA
Total Investment in Equity Method Affiliates		**6,661**	**(427)**	**6,234**	

Total Investment Portfolio	$	63,919	$	(433)	$	63,486

Other Investments, at Fair Value - CCM. These investments are financial instruments that we have received as consideration for investment banking and new issue services provided by CCM, and include unrestricted common stock, restricted common stock, warrants, and convertible notes. As of December 31, 2025, there was $34.2 million of other investments, at fair value on our consolidated balance sheet related to CCM consideration. The public companies and other line item represents investments primarily in publicly traded companies that were issued in connection with business combinations of SPACs that were clients of CCM, which were valued at $15.7 million as of December 31, 2025. The SPAC placement units / warrants line item represents investments in 33 publicly traded pre-business combination SPACs that are primarily shares received as consideration for CCM acting as underwriter in the IPOs of SPACs or performing other advisory services, which were valued at $18.5 million as of December 31, 2025. Certain of these investments are subject to transfer restrictions until threshold timing or trading prices are met.

Other Investments, at Fair Value – Non-CCM:

ProCap Financial, Inc. This investment represents the retained founder and placement shares of our sponsored Columbus Circle SPAC, which consummated its business combination with ProCap Financial, Inc. on December 5, 2025. Up until December 5, 2025, we consolidated the sponsor of the Columbus Circle SPAC, which treated its investment in the Columbus Circle SPAC under the equity method of accounting. The sponsor distributed all of its assets and ceased operations in December 2025. Once we received our allocation of the post-business combination publicly traded company shares, this investment was classified as other investments, at fair value on our consolidated balance sheet and was valued at $7.6 million as of December 31, 2025. These shares are subject to transfer restrictions until threshold timing or trading prices are met. See note 4 to our consolidated financial statements included in this Annual Report on Form 10-K.

U.S. Insurance JV. During 2018, we co-established and committed to invest up to $3.0 million in the U.S. Insurance JV. As of December 31, 2025, we had fulfilled our investment commitment, our investment in the U.S. Insurance JV was valued at $2.4 million, which was included as a component of other investments, at fair value on our consolidated balance sheet, and the NAV of the U.S. Insurance JV was $132.0 million.

CREO JV. In September 2021, we co-established and committed to invest up to $15.0 million in the CREO JV. As of December 31, 2025, we had invested $7.7 million of our $15.0 million investment commitment, our investment in the CREO JV was valued at $8.9 million, which was included as a component of other investments, at fair value on our consolidated balance sheet, and the NAV of the CREO JV was $119.6 million.

Dutch Real Estate Fund. In 2025, our equity method affiliate, CK Capital Partners B.V. ("CK Capital") launched and became the manager of an investment fund with the directive to realize capital growth and rental income by investing in, actively managing, and adding value to office buildings in the Netherlands. We invested $1.2 million in this Dutch real estate fund in July 2025, which was included as a component of other investments, at fair value on our consolidated balance sheet. As of December 31, 2025, this investment was valued at $1.2 million.

Other Securities. We have invested in various original issuance securities that we have originated and certain other securities that we have not originated including private equity, public equity, and real estate loans. As of December 31, 2025, our investments in these other securities were valued at $3.0 million, which was included as a component of other investments, at fair value on our consolidated balance sheet. As of December 31, 2025, these investments had offsetting liabilities that were valued at $6 thousand as a component of non-convertible non-controlling interest, representing the portion of the investment that we do not ultimately own. Certain of these investments are subject to transfer restrictions until threshold timing or trading prices are met.

Investment in Equity Method Affiliates:

Dutch Real Estate Entities. In December 2019, we acquired a 45% interest in CK Capital, a private company incorporated in the Netherlands, which provides asset and investment advisory services relating to real estate holdings, as well as a 10% interest in a related real estate holding company. In December 2021, we invested an additional $2.4 million in the related real estate holding company. As of December 31, 2025, our investment in these Dutch real estate entities was carried at $5.7 million, $0.5 million in CK Capital and $5.2 million in the real estate holding company, which was included as a component of investment in equity method affiliates on our consolidated balance sheet.

Other Securities. We have invested in various original issuance securities that we have originated and certain other securities that we have not originated including private equity, public equity, and real estate loans. As of December 31, 2025, our investments in these other securities were valued at $0.9 million, which was included as a component of investment in equity method affiliates, on our consolidated balance sheet. As of December 31. 2025, these investments had offsetting liabilities that were valued at $0.4 million as a component of non-convertible non-controlling interest, representing the portion of the investment that we do not ultimately own. Certain of these investments are subject to transfer restrictions until threshold timing or trading prices are met.

Employees

As of December 31, 2025, we employed a total of 126 full-time professionals and support staff. This number includes 94 employees of our Cohen Securities subsidiary, four employees of our CRE Opportunities group, two employees of our Principal Investing business segment, eight employees of our U.S. Asset Management business segment, five employees of our European Asset Management business segment, and 13 employees of our executive and support services group. We consider our employee relations to be good and believe that our compensation and employee benefits are competitive with those offered by other financial services firms that we compete with for personnel. None of our employees is subject to any collective bargaining agreements. Our core asset is our professionals, their intellectual capital, and their dedication to providing the highest quality services to our clients. Prior to joining us, members of our management team held positions with other leading financial services firms, accounting firms, law firms, investment firms, or other public companies. Lester R. Brafman, Daniel G. Cohen, and Joseph W. Pooler, Jr. are our executive operating officers, and biographical information relating to each of these officers is incorporated by reference in "Part III — Item 10 — Directors, Executive Officers and Corporate Governance" to the Company's Proxy Statement, to be filed in connection with the Company's 2026 Annual Meeting of Stockholders.

Competition

All areas of our business are intensely competitive, and we expect them to remain so. We believe that the principal factors affecting competition in our business include the economic environment, the quality and price of our products and services, our client relationships, our reputation, our market focus, and the ability of our professionals.

Our competitors are other public and private investment banks, brokerage firms, merchant banks, financial advisory firms, and asset managers. We compete globally and on a regional, product, and niche basis. Many of our competitors have substantially greater capital and resources than we do and offer a broader range of financial products and services. Certain of these competitors continue to raise additional amounts of capital to pursue business strategies that may be similar to ours. Some of these competitors may also have access to liquidity sources that are not available to us, which may pose challenges for us with respect to investment opportunities. In addition, some of these competitors may have higher risk tolerances or make different risk assessments than we do, allowing them to consider a wider variety of investments and establish broader business relationships.

There has been substantial consolidation and convergence among companies in the financial services industry, including among many of our former competitors. In particular, a number of large commercial banks have established or acquired broker-dealers or have merged with other financial institutions. Many of these firms have the ability to offer a wider range of products than we offer, including loans, deposit taking, and insurance. Many of these firms also offer more comprehensive investment banking services, which may enhance their competitive position. They also have the ability to support investment banking and securities products with commercial banking and other financial services revenue in an effort to gain market share, which could result in pricing pressure in our business. This trend toward consolidation and convergence has significantly increased the capital base and geographic reach of our competitors.

Competition is intense for the recruitment and retention of experienced and qualified professionals. The success of our business and our ability to continue to compete effectively will depend significantly upon our continued ability to retain and motivate our existing professionals and attract new professionals. We compete, among other factors, on the level and nature of compensation and long-term incentives, workplace culture, and opportunities for professional and personal development for our employees. Our ability to continue to compete effectively in our businesses will depend upon our ability to attract new employees and retain and motivate our existing employees, in each case, at appropriate compensation levels. See "Item 1A — Risk Factors."

Regulation

Certain of our subsidiaries, in the ordinary course of their business, are subject to extensive regulation by government and self-regulatory organizations both in the U.S. and abroad. As a matter of public policy, these regulatory bodies are responsible for safeguarding the integrity of the securities and other financial markets. The regulations promulgated by these regulatory bodies are designed primarily to protect the interests of the investing public generally, and thus cannot be expected to protect or further the interests of our company or our stockholders and may have the effect of limiting or curtailing our activities, including activities that might be profitable.

As of December 31, 2025, our regulated subsidiaries include: Cohen Securities, a U.S. registered broker-dealer regulated by FINRA and subject to oversight by the U.S. Securities and Exchange Commission (the "SEC"); CCFESA, a French company regulated by the French Prudential Supervision and Resolution Authority (*Autorit*é *de Contr*ô*le Prudentiel et de R*é*solution*, the "ACPR"); and CCFM and DCM, each of which is a registered investment adviser regulated by the SEC under the Investment Advisers Act. Since our inception, our businesses have been operated within a legal and regulatory framework that is constantly developing and changing, requiring us to be able to monitor and comply with a broad range of legal and regulatory developments that affect our activities.

Certain of our businesses are also subject to compliance with laws and regulations of U.S. federal and state governments, foreign governments, their respective agencies and/or various self-regulatory organizations or exchanges relating to, among other things, the privacy of client information and any failure to comply with these regulations could expose us to liability and/or reputational damage. Additional legislation, changes in rules promulgated by financial authorities and self-regulatory organizations or changes in the interpretation or enforcement of existing laws and rules, either in the U.S. or abroad, may directly affect our mode of operation and profitability.

The U.S. and foreign government agencies and self-regulatory organizations, as well as state securities commissions in the U.S., are empowered to conduct periodic examinations and initiate administrative proceedings that can result in censures, fines, the issuances of cease-and-desist orders, and/or the suspension or expulsion of a broker-dealers or their directors, officers, or employees. See "Item 1A — Risk Factors" beginning on page 24.

U.S. Regulation. As of December 31, 2025, Cohen Securities was registered as a broker-dealer with the SEC and was a member of and regulated by FINRA. Cohen Securities is subject to the regulations of FINRA and industry standards of practice that cover many aspects of its business, including initial licensing requirements, sales and trading practices, relationships with customers (including the handling of cash and margin accounts), capital structure, capital requirements, record-keeping and reporting procedures, experience and training requirements for certain employees, and supervision of the conduct of affiliated persons, including Cohen Securities' directors, officers, and employees. FINRA has the power to expel, fine, and otherwise discipline member firms and their employees for violations of these rules and regulations. Cohen Securities is also registered as a broker-dealer in certain U.S. states, requiring it to comply with the laws, rules, and regulations of each state in which Cohen Securities is registered. Each state may revoke the registration to conduct a securities business in that state and may fine or otherwise discipline broker-dealers and their employees for failure to comply with such state's laws, rules, and regulations.

The SEC, FINRA, and various other regulatory agencies within and outside of the U.S. have stringent rules and regulations with respect to the maintenance of specific levels of net capital by regulated entities. Generally, a broker-dealer's net capital is net worth plus qualified subordinated debt less deductions for certain types of assets. The net capital rule under the Exchange Act requires that at least a minimum part of a broker-dealer's assets be maintained in a relatively liquid form. The SEC and FINRA impose rules that require notification when net capital falls below certain predefined criteria. These rules also dictate the ratio of debt to equity in the regulatory capital composition of a broker-dealer and constrain the ability of a broker-dealer to expand its business under certain circumstances. If a firm fails to maintain the required net capital, it may be subject to suspension or revocation of registration by the applicable regulatory agency, and suspension or expulsion by these regulators could ultimately lead to a firm's liquidation. Additionally, the net capital rule under the Exchange Act and certain FINRA rules impose requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to the SEC and FINRA for certain capital withdrawals.

If these net capital rules are changed or expanded, or if there is an unusually large charge against our net capital, our operations that require the intensive use of capital would be limited. A large operating loss or charge against our net capital could adversely affect our ability to expand or even maintain current levels of business, which could have a material adverse effect on our business and financial condition.

Our investment adviser subsidiaries, CCFM and DCM, are registered with the SEC as investment advisers and are subject to the rules and regulations of the Investment Advisers Act. The Investment Advisers Act imposes numerous obligations on registered investment advisers including record-keeping, operational and marketing requirements, disclosure obligations, limitations on principal transactions between an adviser and its affiliates and advisory clients, and prohibitions on fraudulent activities. The SEC is authorized to institute proceedings and impose sanctions for violations of the Investment Advisers Act, ranging from fines and censure to termination of an investment adviser's registration. Investment advisers are also subject to certain state securities laws and regulations.

We are also subject to the USA PATRIOT Act of 2001 (the "Patriot Act"), which imposes obligations regarding the prevention and detection of money-laundering activities, including the establishment of customer due diligence, customer verification, and other compliance policies and procedures. These regulations require certain disclosures by, and restrict the activities of, broker-dealers, among others. Failure to comply with these requirements may result in monetary, regulatory and, in the case of the Patriot Act, criminal penalties.

In July 2010, the federal government passed the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"). The Dodd-Frank Act has significantly restructured and intensified regulation in the financial services industry, with provisions that have created a systemic risk oversight body (i.e., the Financial Stability Oversight Council), expanded the authority of existing regulators, increased regulation of and restrictions on OTC derivatives markets and transactions, broadened the reporting and regulation of executive compensation, expanded the standards for market participants in dealing with clients and customers, and provided for the regulation of fiduciary duties owed by municipal advisors or conduit borrowers of municipal securities. In addition, Section 619 of the Dodd-Frank Act (known as the "Volker Rule") and section 716 of the Dodd-Frank Act (known as the "swaps push-out rule") limit proprietary trading of certain securities and swaps by certain banking entities. Although we are not a banking entity and are not otherwise subject to these rules, some of our clients and many of our counterparties are banks or entities affiliated with banks and will be subject to these restrictions. These sections of the Dodd-Frank Act and the regulations that are adopted to implement them could negatively affect the swaps and securities markets by reducing their depth and liquidity and thereby affect pricing in these markets. To date, we have adapted successfully to the applicable legislative and regulatory requirements of Dodd-Frank Act.

In June 2018, in response to the uncertainty surrounding Brexit, we created a new subsidiary, Cohen & Company Financial (Europe) Limited ("CCFEL") in Ireland, for the purpose of seeking to become regulated to perform asset management and capital markets activities in Ireland and the European Union. In April 2019, CCFEL received authorization from the CBI under the European Union (Markets in Financial Instruments) Regulations 2017 to provide Financial Instruments. The services for which CCFEL received authorization include the receipt and transmission of orders in relation to Financial Instruments, the execution of orders on behalf of clients, portfolio management, investment advice and investment research, and financial analysis. In addition, CCFEL applied for approval of a French branch, which approval was granted by the CBI and the branch was authorized by the French regulators in April 2019. Following authorization of the French branch of CCFEL, various contracts originally entered into by Cohen & Company Financial Limited ("CCFL"), formerly regulated by the Financial Conduct Authority in the United Kingdom, were novated to the French branch of CCFEL. The novation of contracts was completed on July 1, 2019. In order to finalize our Brexit plans and to increase the efficiency of our activity in Europe (and as all the regulated activity of CCFEL was carried out by its French branch), we created a new subsidiary, CCFESA, in France in 2021, for the purpose of taking over our regulated European activities under one regulated entity. In October 2021, CCFESA received authorization from the ACPR to act as an Investment Firm under the European Union (Markets in Financial Instruments) Regulations 2017 to provide Financial Instruments. The services for which CCFESA received authorization include the receipt and transmission of orders in relation to Financial Instruments, the execution of orders on behalf of clients, portfolio management, investment advice and investment research, and financial analysis. Following authorization of CCFESA, various contracts originally entered into by CCFL and CCFEL were novated to CCFESA. The novation of contracts was completed on November 1, 2021. Further to such novation, both CCFL and CCFEL stopped carrying out any regulated activity and have been liquidated.

French Regulation. Our French subsidiary, Cohen & Company Financial (Europe) S.A. ("CCFESA") is an investment services provider authorized and regulated by the French Prudential Supervision and Resolution Authority (*Autorité de Contrôle Prudentiel et de Résolution*, the "ACPR"). CCFESA is subject to the ACPR's rules and guidance, but also to the rules of the French Financial Markets Authority (*Autorité des Marchés Financiers*, the "AMF") and the relevant provisions of the French Monetary and Financial Code and the AMF's general regulations. CCFESA's license by the ACPR covers the following activities: (1) order reception and transmission for third parties; (2) order execution for third parties; (3) investment advice; and (4) portfolio management for third parties; it can also carry out research and financial analysis. An overview of key aspects of France's regulatory regime, which apply to CCFESA, is set out below.

Ongoing regulatory obligations. As a French regulated entity, CCFESA is subject to ongoing regulatory obligations, which cover the following wide-ranging aspects of its business. The ACPR sets conditions that all French authorized investment firms, including CCFESA, must satisfy in order to become and remain authorized by the ACPR. These relate to the firm's initial capital and appropriate financial resources for the proposed activities, the identity and status of direct and indirect shareholders, a management that has the knowledge, experience and fitness of investment firms and is located in France and has a program of operations for each of the proposed services approved by the AMF.

CCFESA is expected to comply with the ACPR's regulatory frameworks. Consequently, the ACPR imposes overarching responsibilities on the directors and senior management of a regulated firm. Key requirements in this context include the need to have adequate systems and controls in relation to: (1) senior management arrangements and general organizational requirements; (2) compliance, internal audit, and financial crime prevention; (3) outsourcing; (4) record keeping; (5) risk management; and (6) managing conflicts of interest.

CCFESA permitted activity is to deal only with eligible counterparties and professional clients as defined under Schedule 2 of the MIFID II Regulations in relation to the regulated activities it conducts. The level with which CCFESA must comply is dependent on the categorization of its clients, which should be considered in the context of the regulated activity being performed. These rules include requirements relating to the type and level of information that must be provided to clients before business is conducted with or for them, the regulation of financial promotions, procedures for entering into client agreements, obligations relating to the suitability and appropriateness of investments, and rules about managing investments and reporting to clients.

Reporting. All authorized firms in France are required to report to the ACPR and to the AMF on a periodic basis. CCFESA's reporting requirements are based on the scope of its license. The ACPR will use the information submitted by CCFESA to monitor it on an ongoing basis. There are also high-level reporting obligations, whereby CCFESA is required to engage with the AMF in an open and co-operative way and to disclose appropriately anything relating to its activity and which would affect its business plan, activity or any relevant information submitted to the regulators in the context of its license application.

Enforcement powers. The ACPR has a wide range of disciplinary and enforcement tools that it can use should a regulated firm fail to comply with its regulatory obligations. However, this primary jurisdiction does not exclude that of the AMF with regard more specifically to any failure by persons placed under its supervision (and therefore within investment firms) to fulfill their professional obligations. In addition, the AMF has the option of delegating its power of control, in particular to market operators and clearing houses and to the ACPR. For its part, the ACPR can also delegate its power of control, in particular to the AMF.

A wide range of tools can be used to take action against regulated entities and/or individuals which fall short of our expected standards of behavior including:

● issuance of a warning;
● issuance of a rebuke;
● prohibition, for a maximum period of 10 years, from carrying out certain operations and any other limitations in the exercise of its activity;
● temporary suspension or compulsory resignation, for a maximum period of 10 years, of one or more managers, with or without the appointment of a provisional administrator;
● partial or total withdrawal of approval or removal from the list of authorized persons, with or without the appointment of a liquidator;
● temporary or definitive withdrawal of the professional card, temporary ban on trading for their own account, temporary or definitive ban on the exercise of all or part of the activities or the exercise of management functions within the relevant entity; and
● imposition of a fine.

With regard to the pecuniary sanctions which may be imposed by the ACPR and/or the AMF instead of or in addition to the aforementioned sanctions, such fines cannot exceed 100 million euros (or ten times the amount of the benefit derived from such breach if this can be determined) or 15% of net annual turnover for breaches specifically referred to in the French Monetary and Financial Code (article L621-9). Fines issued against individuals under the authority or acting on behalf of an investment firm cannot exceed 15 million euros (or ten times the amount of the benefit derived from the breach if this can be determined).

In addition to the general sanctions regime as described above, a specific regime is provided for breaches of the provisions of the Capital Requirement (CRR) Regulation and the Capital Requirement Directive IV (CRD), which establish in particular the capital and liquidity requirements, as well as the rules of governance to which investment firms are subject.

Financial Resources. As part of the firm regulatory requirements under the ACPR it must maintain adequate financial resources as set out in the European Union Regulation (EU) 2019/2033, also known as the Investment Firms Regulation (IFR), and Directive (EU) 2019/2034, also known as the Investment Firms Directive (IFD). The IFR and the IFD apply to investment firms deemed sufficiently small and non-interconnected (so called "class 3" firms). Class 3 firms are subject to less stringent financial requirements; specifically, the capital requirement for a class 3 firm is equal to the higher of (1) €75,000 of permanent minimum capital requirement (PMR) or (2) a quarter of its fixed overhead measured on the basis of the previous year's activity. CCFESA is classified as a class 3 firm and is subject to a base regulatory tangible capital requirement of €608.

In addition, this base capital will be reviewed on an annual basis. The Company's capital will also be reviewed in the event of a material change in the Company's business since the preceding year.

Anti-money Laundering Requirements. A French financial institution is subject to additional client acceptance requirements, which stem from anti-money laundering and terrorist financing legislation that requires a firm to identify its clients before conducting business with or for them and to retain appropriate documentary evidence of this process. Relevant anti-money laundering legislation in France is derived from EU Directives and more particularly EU Directive 2015/849 of 20 May 2015 (also known as the "Fourth Directive") and EU Directive 2018/843 of 30 May 2018 (also known as the "Fifth Directive"). The fight against money laundering and terrorist financing (AML-CFT) is one of the AMF's main supervisory priorities. The ACPR is also responsible for protecting the customers of the supervised institutions and ensuring the fight against money laundering and the financing of terrorism. It also has resolution powers.

The obligations derived from the Fourth Directive were implemented into the French Monetary and Financial Code (refer to articles L561-1 and L561-50) and include:

- risk assessment;
- identification and verification of the identity of clients and their beneficial owners;
- due diligence measures upon entry and throughout the business relation;
- obligation to file suspicious transaction reports to TRACFIN;
- internal audit and reporting to the AMF; and
- implementation of asset freezing measures.

The Fifth Directive was implemented into French law at the beginning of 2020. It sets out a series of measures to fight against terrorist financing more effectively and guarantee improved transparency of financial transactions.

Digital Operational Resilience of the Financial Sector (DORA). European Regulation 2022/2554 of December 14, 2022 on DORA came into force on January 17, 2025. The requirements of this regulation apply, with certain exceptions, to all entities in the financial sector and concern:

- IT risk management;
- incident reporting;
- resilience testing; and
- management of third-party risk borne by IT service providers.

Changes in Existing Laws and Rules. Additional legislation and regulations, changes in rules promulgated by the government regulatory bodies, or changes in the interpretation or enforcement of laws and regulations may directly affect the manner of our operation, our net capital requirements, or our profitability. In addition, any expansion of our activities into new areas may subject us to additional regulatory requirements that could adversely affect our business, reputation, and results of operations.

The AML package, a new body of regulations to combat money laundering and the financing of terrorism (AML/CFT), was published on June 19, 2024. It consists of one directive, the 6th Anti-Money Laundering Directive (hereafter "AMLD6"), and two regulations, one concerning the creation of the new European AML-FT authority - known by the acronym "AMLA" - and the other relating to the requirements that supervised entities must meet to protect the European Union's internal market against BC-FT risks. As part of the AMLA package, the 6th Anti-Money Laundering Directive aims to improve the organization of national AML/CFT systems by establishing clear rules for national authorities, notably in terms of cooperation between Financial Intelligence Units (FIUs) and national supervisors. The main contributions of this new directive entering into force in July 2027 concern the centralization and harmonization of information required for financial investigations, in particular bank account information and information on beneficial owners.

Available Information

On our internet website address at www.cohenandcompany.com, we make available, free of charge, our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K, and any amendments to those reports that we file or furnish pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such information with, or furnish such information to, the SEC. Copies of such reports and other information are also available at no charge to any person who requests them at Cohen & Company, Attention: Investor Relations, 2929 Arch Street, Suite 1703, Philadelphia, PA 19104-2870 (Telephone: (215) 701-8952).

Our filings can also be obtained for free on the SEC's Internet site at http://www.sec.gov. The reference to our website address does not constitute incorporation by reference of the information contained on our website in this filing or in other filings with the SEC, and the information contained on our website is not part of this filing.

ITEM 1A. RISK FACTORS.

You should carefully consider the risks and uncertainties described below and elsewhere in this Annual Report on Form 10-K. If any of these risks actually occur, our business, financial condition, liquidity and results of operations could be adversely affected. The risks and uncertainties described below constitute all of the material risks of the Company of which we are currently aware; however, the risks and uncertainties described below may not be the only risks the Company will face. Additional risks and uncertainties of which we are presently unaware, or that we do not currently deem to be material, may become important factors that affect us and could materially and adversely affect our business, financial condition, results of operations and the trading price of our securities. Investing in the Company's securities involves risk and the following risk factors, together with the other information contained in this report and the other reports and documents filed by us with the SEC, including Forms ADV filed by CCFM and DCM, should be considered carefully.

Summary of Risk Factors

The following summary highlights some of the principal risks that could adversely affect our business, financial condition or results of operations. This summary is not complete and the risks summarized below are not the only risks we face.

Risks Related to Our Business and Our Industry:

- Difficult market conditions have adversely affected our business and may continue to do so.
- Economic slowdown, market volatility, a recession and increasing interest rates may impair investments and operating results.
- We may experience write downs of financial instruments and other losses due to the volatile and illiquid market conditions.
- We have incurred losses for certain periods covered by this report and in the recent past and may incur losses in the future.
- We have experienced intense competition in our Capital Markets segment, which has resulted in significant strain on our administrative, operational and financial resources. These difficulties may continue in the future.
- Our gestation repo business serves a narrow market and is likely subject to highly volatile demand.
- Our mortgage group's revenue is highly dependent on the U.S. housing market, generally.
- Our Capital Markets segment depends significantly on a limited group of customers.
- Underwriting activities expose us to risk.
- Failure to retain senior management and qualified personnel may result in our not being able to execute our business strategy.
- Payment of severance could strain our cash flow.
- If additional cash is not available, our business and financial performance will be significantly harmed.
- Failure to obtain or maintain adequate capital and funding would adversely affect the growth and results of our operations.
- The lack of liquidity in certain investments may adversely affect our business, financial condition and results of operations.
- Our investments in the equity interests of SPACs and SPAC Sponsor Entities may expose us to increased risks and liabilities.
- Our investments in SPAC Sponsor Entities are highly speculative, subject to total loss, and completely illiquid prior to business combination.
- Our investments in post-business combination SPACs are carried at fair value but subject to sale restrictions which could result in significant losses to our business.
- Our increasing involvement in digital-asset-related capital market transactions exposes us to significant market, regulatory, operational, and reputational risks.
- Our failure to deal appropriately with actual, potential, or perceived conflicts of interest could damage our reputation and materially adversely affect our business.
- Our strategic relationship with Cohen Circle, LLC ("Cohen Circle"), formerly Fintech Masala, LLC could result in conflicts of interest and termination of such relationship could result in losses to our businesses.
- If we are unable to manage the risks of international operations effectively, our business could be adversely affected.
- The securities settlement process exposes us to risks that may adversely affect our business.
- We are exposed to the risk that third parties that are indebted to us will not perform their obligations.
- We are exposed to various risks related to margin requirements under repurchase agreements and securities financing arrangements and are highly dependent on our clearing relationships.
- We have market risk exposure from unmatched principal transactions entered into by our brokerage desks.
- Pricing and other competitive pressures may impair the revenues and profitability of our brokerage business.

- Increase in capital commitments in our trading business increases the potential for significant losses.
- Our principal trading and investments expose us to risk of loss.
- Our principal investments are subject to various risks and expose us to a significant risk of capital loss.
- Historical returns of our funds and managed accounts may not be indicative of their future results.
- There is increasing regulatory supervision of alternative asset management companies.
- Asset management clients generally may redeem their investments, which could reduce our asset management fee revenues.
- The investment management business is intensely competitive, which could have a material adverse impact on our business.
- Poor performance of our investment funds' and separately managed accounts' investments could result in a decline in our asset management revenue and earnings and investors terminating our management agreements.
- Any agreement to indemnify a SPAC against certain claims could negatively affect our financial results.
- We may make future loans to SPACs which may not be repaid.
- Our management may allocate some portion of their time to the business of the SPAC, which may create conflicts of interest.
- If our risk management systems for our businesses are ineffective, we may be exposed to material unanticipated losses.
- Failures in our information and communications systems could significantly disrupt our business.
- We may not be able to keep pace with continuing changes in technology.
- The development and use of artificial intelligence presents risks and challenges that could adversely impact our business, financial condition, and results of operations.
- Failure to protect client data or prevent breaches of our information systems could expose us to liability/reputational damage.
- We are largely dependent on Pershing LLC to provide clearing services and margin financing.
- Our substantial level of indebtedness could adversely affect our financial health and ability to compete.
- Changes in accounting interpretations or assumptions could adversely impact our financial statements.
- Any change of our investment strategy, hedging strategy, asset allocation and operational policies may result in riskier investments and adversely affect the market value of our Common Stock.
- Maintenance of our Investment Company Act exemption imposes limits on our operations.

- The soundness of other financial institutions and intermediaries affects us.
- We operate in a highly regulated industry and may face increasing restrictions on, and examination of, the conduct of our operations.
- Substantial legal liability or significant regulatory action could materially affect our business.
- Highly competitive markets could have a material effect on our business.
- Employee misconduct or error could harm our business.
- We receive financial instruments instead of cash as consideration for some of our services, which may be illiquid, and the price we ultimately realize may be materially lower than current fair value.
- SFA transactions may obligate us to make payments on certain payments upon or subsequent to maturity which may adversely impact our liquidity.

Risks Related to Our Organizational Structure and Ownership of Our Common Stock:

- We could repurchase shares of our Common Stock at price levels considered excessive, the amount of our Common Stock we repurchase may decrease from historical levels, or we may not repurchase any additional shares of our Common Stock in the future.
- We are dependent on distributions from the Operating LLC as a holding company.
- Daniel G. Cohen's significant ownership interests in the Operating LLC and other entities could create conflicts of interest.
- As a "controlled company," our other stockholders may lose certain corporate governance protections.
- Future sales of our Common Stock in the public market could lower the price of our Common Stock and impair our ability to raise funds in future securities offerings.
- Your percentage ownership in the Company may be diluted in the future.
- Redemptions of our outstanding LLC Units may cause substantial dilution to our existing stockholders.
- We may not fully realize our deferred tax asset.
- The Maryland General Corporation Law and our charter and bylaws may prevent potentially beneficial takeover attempts.

Risks Related to General and Global Factors:

- Climate change concerns and incidents could disrupt our business, adversely affect the profitability of certain of our investments, adversely affect customer activity levels, adversely affect the creditworthiness of our counterparties, and damage our reputation.
  - Cybersecurity incidents, data breaches, or operational failures could disrupt our business, compromise sensitive information, and adversely affect our financial condition and results of operations
  - If we fail to control our costs effectively, our business could be disrupted and adversely affected.
  - We may need to offer new investment strategies and products in order to continue to generate revenue.
  - We may enter into new lines of business which may result in additional risks and uncertainties in our business
  - Our failure to deal appropriately with conflicts of interest could damage our reputation and adversely affect our business.
  - Insurance may be inadequate to cover risks facing the Company.
  - We depend on third-party software licenses and the loss of key licenses could adversely affect our brokerage services.
  - Failure to maintain effective internal control over financial reporting and disclosure controls could harm our business.
  - The market price of our Common Stock may be volatile and may be affected by market conditions beyond our control.
  - Our Common Stock may be delisted, which may have a material adverse effect on the liquidity and our Common Stock value.

Risks Related to Our Business and Our Industry

Difficult market conditions have adversely affected our business in many ways and may continue to adversely affect our business in a manner which could materially reduce our revenues.

Our business has been and may continue to be materially affected by conditions in the global financial markets and economic conditions. The financial markets continue to be volatile and continue to present many challenges such as the level and volatility of interest rates, investor sentiment, the availability and cost of credit, the status of the U.S. mortgage and real estate markets, consumer confidence, unemployment and geopolitical issues.

Global economic conditions and global financial markets remain vulnerable to the potential risks posed by certain events, which could include, among other things, level and volatility of interest rates, economic growth or its sustainability, unforeseen changes to gross domestic product, inflation, fluctuations or other changes in both debt and equity capital markets and currencies, political and financial uncertainty in the United States and the European Union, ongoing concern about Asia's economies, global supply disruptions, complications involving terrorism and armed conflicts around the world (including the conflict between Russia and Ukraine), or other challenges to global trade or travel. More generally, because our business is closely correlated to the general economic outlook, a significant deterioration in that outlook or realization of certain events would likely have an immediate and significant negative impact on our business and overall results of operations.

Unfavorable market conditions may also lead to a reduction in revenues from our investment banking and new issue revenues, including from underwriting and placement activities. Our CCM revenue, in the form of advisory services and underwriting, is directly related to general economic conditions and corresponding financial market activity. When the outlook for such economic conditions is uncertain or negative, financial market activity generally tends to decrease, which reduces our CCM revenues. Reduced expectations of U.S. economic growth or a decline in the global economic outlook could cause financial market activity to decrease and negatively affect our investment banking revenues.

A prolonged economic slowdown, volatility in the markets, a recession, and increasing interest rates could impair our investments and harm our operating results.

Our investments are, and will continue to be, susceptible to economic slowdowns, recessions and rising interest rates, which may lead to financial losses in our investments and a decrease in revenues, net income and asset values. These events may reduce the value of our investments, reduce the number of attractive investment opportunities available to us and harm our operating results, which, in turn, may adversely affect our cash flow from operations.

Our ability to raise capital in the long-term or short-term debt capital markets or the equity markets, or to access secured lending markets, has been and could continue to be adversely affected by conditions in the U.S. and international markets and the economy. Global market and economic conditions have been, and continue to be, disrupted and volatile. In particular, the cost and availability of funding have been and may continue to be adversely affected by illiquid credit markets and wider credit spreads and volatility of interest rates (including overnight repo). As a result of concern about the stability of the markets generally and the strength of counterparties specifically, many lenders and institutional investors have reduced and, in some cases, ceased to provide funding to borrowers. Continued turbulence in the U.S. and international markets and economy may adversely affect our liquidity and financial condition and the willingness of certain counterparties to do business with us.

In addition, global macroeconomic conditions and U.S. financial markets remain vulnerable to the potential risks posed by exogenous shocks, which could include, among other things, political and financial uncertainty in the U.S. and the European Union (the "EU"), continued effects of the global novel coronavirus ("COVID-19") pandemic, renewed concern about China's economy, cybersecurity incidents and events, climate-related incidents, complications involving terrorism and armed conflicts around the world, or other challenges to global trade or travel. More generally, because our business is closely correlated to the macroeconomic outlook, a significant deterioration in that outlook or an exogenous shock would likely have an immediate negative impact on our overall results of operations.

We may experience write downs of financial instruments and other losses related to the volatile and illiquid market conditions.

The credit markets in the U.S. experienced significant disruption and volatility from mid-2007 through early 2009, and challenging conditions have continued since that time. Although financial markets have become more stable, there remains a certain degree of uncertainty about a global economic recovery. Available liquidity also declined precipitously during the credit crisis and remains significantly depressed. The disruption in these markets generally, and in the U.S. and European markets in particular, impacted and may continue to impact our business. We have exposure to these markets and products, and if market conditions continue to worsen, the fair value of our investments and our management fees could deteriorate. In addition, market volatility, illiquid market conditions and disruptions in the global credit markets have made it extremely difficult to value certain of our securities. Subsequent valuations, in light of factors then prevailing, may result in significant changes in the values of these securities, and when such securities are sold, it may be at a price materially lower than the current fair value. Any of these factors could require us to take further write downs in the fair value of our investment portfolio or cause our management fees to decline, which may have an adverse effect on our results of operations in future periods.

We have incurred losses for certain periods covered by this report and in the recent past and may incur losses in the future.

Although the Company recorded net income of $40.1 and $8.2 million for the years ended December 31, 2025 and 2024, respectively we may incur losses in future periods. If we are unable to finance future losses, those losses may have a significant effect on our liquidity as well as our ability to operate our business.

In addition, the Company has incurred and may further incur significant expenses in connection with initiating new business activities or in connection with any expansion or reorganization of our businesses. We may also engage in strategic acquisitions and investments for which we may incur significant expenses. Accordingly, we may need to increase our revenue at a rate greater than our expenses in order to achieve and maintain our profitability. If our revenue does not increase sufficiently, or even if our revenue does increase but we are unable to manage our expenses, we will not achieve and maintain profitability in future periods.

We have experienced intense competition in our Capital Markets segment, which has resulted in significant strain on our administrative, operational and financial resources. These difficulties may continue in the future.

The financial services industry and all of our businesses are intensely competitive, and we expect them to remain so. We compete with commercial banks, brokerage firms, insurance companies, sponsors of mutual funds, hedge funds and other companies offering financial services in the U.S., globally, and through the internet. We compete on the basis of several factors, including transaction execution, capital or access to capital, products and services, innovation, reputation, risk appetite and price. Over time, certain sectors of the financial services industry have become more concentrated as institutions involved in a broad range of financial services have been acquired by or merged into other firms or have declared bankruptcy. These developments could result in our competitors gaining greater capital and other resources such as a broader range of products and services and geographic diversity. We have experienced and may continue to experience pricing pressures in our Capital Markets segment as a result of these factors and as some of our competitors may seek to increase market share by reducing prices.

Both margins and volumes in certain products and markets within the fixed income brokerage business have decreased materially as competition has increased and general market activity has declined. Further, we expect that competition will increase over time, resulting in continued margin pressure. These challenges have materially adversely affected our Capital Markets segment's results of operations and may continue to do so.

We continue to focus on improving the performance of our Capital Markets segment, which could place additional demands on our resources and increase our expenses. Improving the performance of our Capital Markets segment will depend on, among other things, our ability to successfully identify groups and individuals to join our firm and our ability to successfully grow our existing business lines and platforms and opportunistically expand into other complementary business areas. Generally, it may take more than a year for us to determine whether we have successfully integrated new individuals, and lines of business and capabilities into our operations. During that time, we may incur significant expenses and expend significant time and resources toward training, integration and business development. If we are unable to hire and retain senior management or other qualified personnel, such as salespeople, investment bankers, and traders, we will not be able to grow our business and our financial results may be materially and adversely affected.

There can be no assurance that we will be able to successfully improve the operations of our Capital Markets segment, and any failure to do so could have a material adverse effect on our ability to generate revenue and control expenses.

Our gestation repo business serves a narrow market and is likely subject to highly volatile demand.

We operate a gestation repo program. Gestation repo involves entering into repo and reverse repo transactions where the underlying collateral security represents a pool of newly issued mortgages. Our reverse repo counterparties are mortgage originators. This type of financing would only be of interest to mortgage originators. Therefore, demand for gestation repo financing is narrow and volumes will therefore be more volatile.

Mortgage and U.S. Housing Market-Related Risks

The mortgage group primarily earns revenue by providing hedging execution, securities financing, and trade execution services to mortgage originators and other investors in mortgage backed securities. Therefore, this group's revenue is highly dependent on the volume of mortgage originations in the U.S. Origination activity is highly sensitive to interest rates, the U.S. job market, housing starts, sale activity of existing housing stock, as well as the general health of the U.S. economy. In addition, any new regulation that impacts U.S. government agency mortgage backed security issuance activity, residential mortgage underwriting standards, or otherwise impacts mortgage originators will impact our business. We have no control over these external factors and there is no effective way for us to hedge against these risks. Our mortgage group's volumes and profitability will be highly impacted by these external factors.

Our Capital Markets segment depends significantly on a limited group of customers.

From time to time, based on market conditions, a small number of our customers may account for a significant portion of the revenues earned in our Capital Markets segment. None of our customers are obligated contractually to use our services. Accordingly, these customers may direct their activities to other firms at any time. The loss of or a significant reduction in demand for our services from any of these customers could have a material adverse effect on our business, financial condition and operating results.

Underwriting activities expose us to risks.

As part of our CCM business, we sometimes act as an underwriter in public offerings and other distributions of securities or as a financial advisor in connection with a capital raise, or as placement agent undertaking certain additional liability in connection with registered direct securities offerings. If we act as an underwriter, we may incur losses and be subject to reputational harm to the extent that, for any reason, the underwriting syndicate in any given transaction is unable to sell the relevant securities at the anticipated price levels. Similarly, we may incur losses and be subject to reputational harm to the extent that, for any reason, we are unable to assist a client in raising capital at anticipated price levels when we act as financial advisor. As underwriters, we also are subject to liability for material misstatements or omissions in prospectuses and other offering documents relating to offerings which we underwrite. In such instances, any indemnification provisions in the applicable underwriting agreement may not be enforceable or available to us, or may not be sufficient to protect us against losses arising from such liability. Further, the associated litigation process can place operational strain on our business.

Our future growth will depend on, among other things, our ability to successfully identify, recruit, develop, and retain talent and will require us to commit additional resources, and if we do not retain our senior management and continue to attract and retain qualified personnel, we may not be able to execute our business strategy.

We have experienced significant growth in our Capital Markets segment over the past several years, which may be difficult to sustain at the same rate. Our business objectives are dependent, in part, on our ability to further grow our business to gain benefits related to scale. In addition, our business involves the delivery of professional services and is largely dependent on the talents and efforts of highly skilled individuals. Accordingly, our future growth will depend on, among other things, our ability to successfully identify and recruit individuals to join our Company. It typically takes time for these professionals to become profitable and effective. During that time, we may incur significant expenses and expend significant time and resources toward training, integration and business development aimed at developing this new talent. If we are unable to recruit and develop such professionals, we will not be able to implement our growth strategy and gain benefits related to scale, and our financial results could be materially adversely affected.

Relatedly, the members of our senior management team have extensive experience in the financial services industry. Their reputations and relationships with investors, financing sources and members of the business community in our industry, among others, are critical elements in operating and expanding our business. As a result, the loss of the services of one or more members of our senior management team could impair our ability to execute our business strategies, which could hinder our ability to achieve and sustain profitability. The Company has various employment arrangements with the members of its senior management team, but there can be no assurance that the terms of these employment arrangements will provide sufficient incentives for each of the members of the senior management team to continue employment with us.

We depend on the diligence, experience, skill and network of business contacts of our senior management team and our employees in connection with (1) our Capital Markets segment, (2) our asset management operations, (3) our investment activities, (4) the evaluation, negotiation, structuring and management of new business opportunities, and (5) our SPAC franchise, including our investments in SPACs and SPAC sponsors and our serving as the asset manager for certain SPAC Funds. Our business depends on the expertise of our personnel and their ability to work together as an effective team and our success depends substantially on our ability to attract and retain qualified personnel. Competition for employees with the necessary qualifications is intense, and we may not be successful in our efforts to recruit and retain the required personnel. The inability to recruit and retain qualified personnel could affect our ability to provide an acceptable level of service to our clients and funds, attract new clients, and develop new lines of business, each of which could have a material adverse effect on our business.

Payment of severance could strain our cash flow.

Certain members of our senior management team have agreements that provide for substantial severance payments. Should several of these senior managers leave our employ under circumstances entitling them to severance, or become disabled or die, the need to pay these severance benefits could put a strain on our cash flow.

Our business will require a significant amount of cash, and if it is not available, our business and financial performance will be significantly harmed.

We require a substantial amount of cash to fund our operations, make investments, pay our expenses, and hold our assets. More specifically, we require cash to:

- meet our working capital requirements and debt service obligations;
- make incremental investments in our Capital Markets segment;
- make investments in our growing asset management business;
- make investments supporting our SPAC franchise, including in pre- and post-business combination SPAC public companies and in SPAC sponsor entities;
- hire new employees; and
- meet other needs.

Our primary sources of working capital and cash are expected to consist of:

- revenue from operations, including net trading revenue, asset management revenue, investment banking and new issue revenue, interest income and dividends from our investment portfolio and potential monetization of principal investments;
- securities financing including repurchase agreements and margin loans;
- interest income from temporary investments and cash equivalents;
- sales of assets; and
- proceeds from future borrowings or any offerings of our equity or debt securities.

We may not be able to generate a sufficient amount of cash from operations and investing and financing activities in order to successfully execute our business strategy.

Failure to obtain or maintain adequate capital and funding would adversely affect the growth and results of our operations and may, in turn, negatively affect the market price of our Common Stock.

Liquidity is essential to our businesses. We depend upon the availability of adequate funding and capital for our operations. In particular, we may need to raise additional capital in order to significantly grow our business. In past years, we have engaged in a number of capital raising transactions with Daniel G. Cohen, the Executive Chairman of the Board, and/or persons or entities controlled by or close to Mr. Cohen because the terms of such transactions have been more favorable than terms available from unrelated third parties. Our liquidity could be substantially adversely affected by our inability to raise funding in the long-term or short-term debt capital markets or the equity capital markets or our inability to access the secured lending markets. Factors that we cannot control, such as continued or additional disruption of the financial markets, or negative views about the financial services industry generally, have limited and may continue to limit our ability to raise capital. In addition, our ability to raise capital could be impaired if lenders develop a negative perception of our long-term or short-term financial prospects or if Mr. Cohen becomes unwilling to continue to fund the Company's operations. Lenders could develop negative perceptions if we incur large trading losses, we suffer a decline in the level of our business activity, we suffer material litigation losses, regulatory authorities take significant action against us, or we discover significant employee misconduct or illegal activity, among other reasons. Sufficient funding or capital may not be available to us in the future on terms that are acceptable, or at all. If we are unable to raise funding using the methods described above, we would likely need to finance or liquidate unencumbered assets, such as our investment and trading portfolios, in order to meet our maturing liabilities. We may be unable to sell some of our assets, or we may have to sell assets at a discount from market value, either of which could adversely affect our results of operations and cash flows. If we are unable to meet our funding needs on a timely basis, our business would be adversely affected and there may be a negative impact on the market price of our Common Stock.

Our investments in the equity interests of SPACs and SPAC Sponsor Entities may expose us to increased risks and liabilities.

We have and may continue to invest in the equity interests of SPACs and SPAC sponsor entities, including SPACs sponsored by us, our affiliates, and third parties. There are numerous risks associated with investing in the equity interests of SPACs and SPAC sponsor entities, including: (i) because a SPAC is raised without a specifically-identified acquisition target, it may never, or only after an extended period of time, be able to find and execute a suitable business combination, during which period the capital which we have invested in or committed to the SPAC will not be available to us for other uses; (ii) investments made by us in a SPAC and SPAC sponsor entities may be entirely lost or otherwise decline in value if the SPAC does not timely execute a business combination; (iii) SPACs typically invest in single assets and not diversified portfolios, and investments therein are therefore subject to significant concentration risk; (iv) SPACs incur substantial fees, costs and expenses related to their initial public offerings, being a public company and in connection with pursuing a business combination (in some cases, regardless of whether, or when, the SPAC ultimately consummates a business transaction); and (v) there remains substantial uncertainty regarding the viability of SPAC investing on a large scale, the supply of desirable transactions and whether regulatory, tax or other authorities will implement additional or adverse policies relating to SPACs and SPAC investing. We expect regulatory scrutiny of SPACs and other blank check companies to continue to increase and the regulations regarding SPACs may change. Our investments in the equity interests of SPACs and SPAC sponsor entities may also subject us to the risk of litigation by third parties, including fund investors dissatisfied with the performance or management of SPAC Funds, public investors in SPACs and a variety of other potential litigants. Any losses relating to these developments could adversely impact our business, results of operations and financial condition, as well as harm our professional reputation.

Our investments in SPAC Sponsor Entities are highly speculative, subject to total loss, and completely illiquid prior to business combination.

The Company has invested in the sponsor entities of SPACs and these investments are highly speculative. Generally, SPAC sponsor entities are LLC's that pool their members' interests and invest in the private placement of a SPAC. The SPAC will also raise funds in a public offering and seek to complete a business combination within an agreed upon timeframe. The SPAC will use the proceeds of the private placement to pay transaction and operating expenses during the period it is seeking a business combination. The proceeds of the public offering are placed in an interest-bearing trust and can only be used to complete the business combination. Typically, the public investors must approve any business combination prior to its effectiveness. If a business combination is not completed within the agreed upon timeframe, the SPAC will liquidate and return the funds to the public investors. If there are funds remaining after liquidation, the sponsor entities may receive some portion of their investment back, but will likely suffer a total loss of investment. Accordingly, our investments in SPAC sponsor entities is subject to a total loss of our investment and such losses may adversely affect our business, financial condition and results of operations.

During the period prior to the distribution of our interests in the SPAC sponsor entity, the Company includes its investment as a component of investment in equity method affiliates. As of December 31, 2025, of the Company's $6.7 million balance of investment in equity method affiliates, $0.9 million represents direct or indirect investments in SPAC sponsor entities. These investments are subject to transfer restrictions (as described in greater detail below), are completely illiquid and could be worthless if the underlying sponsor entities liquidate without completing a business combination.

Our investments in post-business combination SPACs are carried at fair value but are subject to sale restrictions which could result in significant losses to our business.

We hold securities in public companies that were merger partners with the SPACs in which we invested or sponsored and we intend to continue to invest in SPACs and SPAC sponsor entities in the future. A significant portion of the securities in the post-business combination SPACs are and will be restricted for sale and may require the securities to trade above a certain price level for a certain period of time prior to becoming transferable. It is possible that the securities which we hold in post-business combination SPACs never trade at the applicable price levels for the requisite period of time and, in turn, the transfer restrictions thereon are never lifted. In such event, such restricted securities may be completely illiquid and this could significantly reduce their value, if not render them completely worthless. Further, investments in post-business combination SPAC securities may not be transferable until such securities are registered for sale with the SEC. The Company could suffer significant mark-to-market losses on these restricted securities prior to being able to sell them. In some cases, we hedge these positions by entering into short options trades on the underlying unrestricted equity. However, we are limited in our ability to enter into these because of capital and financing requirements associated with such trades.

As of December 31, 2025, out of the $57.3 million reported as other investments, at fair value, $20.0 million represented placement units and warrants which are equity interests in SPACs that do not have redemption rights and therefore become worthless if the SPAC does not complete a business combination, $13.9 million in restricted shares of post-business combination SPACs that were subject to transfer restrictions and could not be sold and $2.7 million related to interest in SPVs and notes receivables, which have no ready market. If these securities do not trade at the applicable per share price levels for the requisite periods of time and, in turn, the transfer restrictions thereon are never lifted, we could suffer significant losses and these securities could be rendered illiquid and even worthless, which could result in significant harm to our business and results of operations.

In addition, certain of our employees also provide consulting and other SPAC-related services to Cohen Circle pursuant to contractual arrangements with the SPACs of which Cohen Circle is a sponsor. Pursuant to these contractual relationships, our employees may be incentivized to identify and consummate potential SPAC business combinations on behalf of Cohen Circle rather than for us. Further, these contractual relationships could result in our competing with Cohen Circle for potential SPAC business combination targets and other opportunities. All of the foregoing could result in lost opportunities for our SPAC franchise, which could have negative impacts on our SPAC franchise and business as a whole.

Our increasing involvement in digital-asset-related capital market

A growing portion of our investment banking and capital markets activities involves clients operating in the digital asset ecosystem, including companies engaged in blockchain-based financial services, token-linked business models, and other participants in the digital asset markets. We have also acted as an advisor, underwriter, or placement agent in transactions involving businesses with exposure to digital assets, including de-SPAC PIPE transactions, M&A transactions, private placements, and initial public offerings. Digital asset markets are highly volatile, rapidly evolving, and subject to sudden and significant changes in value, liquidity, trading behavior, and investor sentiment. As a result, our involvement in these markets exposes us to a number of risks, including, but not limited to:

- **Extreme market volatility.** Digital assets have experienced, and may continue to experience, abrupt and significant value fluctuations. Price swings may impair client demand for transactions, reduce transaction volumes, cause cancellations or delays in deals, and adversely affect valuations and compensation tied to financial instruments we receive as consideration in lieu of cash.
- **Regulatory uncertainty.** Digital asset activities are subject to inconsistent, rapidly changing, and sometimes unforeseen regulatory developments in the United States and abroad. These developments may include new interpretations of securities laws, enforcement actions, restrictions on trading, changes in jurisdictional oversight, or new compliance obligations. Any such regulatory actions could negatively affect our clients, disrupt the markets in which they operate, impair our ability to complete transactions, or increase our compliance costs.
- **Counterparty and operational risk.** Participants in the digital asset ecosystem may have limited operating histories, limited liquidity, or may rely on custodians, exchanges, or trading venues that themselves face financial, cybersecurity, or operational challenges. Failures, bankruptcies, or trading halts involving digital asset intermediaries could adversely impact our clients' ability to complete transactions or satisfy obligations to us.
- **Reputational risk.** The digital asset sector has experienced well-publicized failures, fraud allegations, cybersecurity breaches, and other events that could negatively affect market perception of the sector as a whole. Our association with clients in this space—even when we perform appropriate diligence—may expose us to reputational harm that could affect our broader business.
- **Valuation risk.** When we receive financial instruments, tokens, or equity in digital-asset-related companies as consideration for services, the fair value of those instruments may be volatile, illiquid, difficult to hedge, or subject to transfer restrictions. Subsequent valuation changes may result in earnings volatility regardless of our underlying operating performance
- **Concentration risk.** To the extent our pipeline includes a significant number of transactions involving digital-asset-related clients or business models tied to token performance, deterioration in market conditions for digital assets could materially reduce transaction activity, fee generation, or investment returns.

If any of these risks materialize, our revenues, financial results, deal pipeline, ability to complete transactions, or reputation could be adversely affected. Because digital asset markets remain highly unpredictable, and because technological and regulatory developments may occur with little notice, we may be unable to anticipate or mitigate all of the risks associated with our activities in this sector.

If we are unable to manage the risks of international operations effectively, our business could be adversely affected.

We currently provide services and products to clients in Europe, through offices in Dublin and Paris. There are certain additional risks inherent in doing business in international markets, particularly in the regulated brokerage and asset management industries. These risks include:

- additional regulatory requirements;
- difficulties in recruiting and retaining personnel and managing the international operations;
- potentially adverse tax consequences, tariffs and other trade barriers;
- adverse labor laws;
- reduced protection for intellectual property rights; and
- changes as a result of global elections, including changes in the U.S. presidential administrations or Congress, changes to global trade policies, supply chain complications, investment restrictions, or a combination of these and other factors.

In 2025, numerous elections were held globally. The outcomes of the elections are expected to result in changes in policy, which could also have adverse effects on us or the business environment in which we operate more generally. For example, the new U.S. presidential administration has imposed or increased tariffs, including on imports from China, and proposed imposing or increasing tariffs on U.S. trading partners.

If we are unable to manage any of these risks effectively, our business could be adversely affected.

In addition, our current international operations expose us to the risk of fluctuations in currency exchange rates generally and fluctuations in the exchange rates for the Euro in particular. Although we may hedge our foreign currency risk, we may not be able to do so successfully and may incur losses that could adversely affect our financial condition or results of operations.

The securities settlement process exposes us to risks that may adversely affect our business, financial condition and results of operations.

We provide brokerage services to our clients in the form of "matched principal transactions" or by providing liquidity by purchasing securities from them on a principal basis. In "matched principal transactions" we act as a "middleman" by serving as a counterparty to both a buyer and a seller in matching reciprocal back-to-back trades. These transactions, which generally involve bonds, are then settled through clearing institutions with which we have a contractual relationship. There is no guarantee that we will be able to maintain existing contractual relationships with clearing institutions on favorable terms or that we will be able to establish relationships with new clearing institutions on favorable terms, or at all.

In executing matched principal transactions, we are exposed to the risk that one of the counterparties to a transaction may fail to fulfill its obligations, either because it is not matched immediately or, even if matched, one party fails to deliver the cash or securities it is obligated to deliver upon settlement. In addition, some of the products we trade or may trade in the future are in less commoditized markets which may exacerbate this risk because transactions in such markets may not settle on a timely basis. Adverse movements in the prices of securities that are the subject of these transactions can increase our risk. In addition, widespread technological or communication failures, as well as actual or perceived credit difficulties, or the insolvency of one or more large or visible market participants, could cause market-wide credit difficulties or other market disruptions. These failures, difficulties or disruptions could result in a large number of market participants not settling transactions or otherwise not performing their obligations.

We are subject to financing risk in these circumstances because if a transaction does not settle on a timely basis, the resulting unmatched position may need to be financed, either directly by us or through one of our clearing organizations at our expense. These charges may not be recoverable from the failing counterparty. Finally, in instances where the unmatched position or failure to deliver is prolonged or widespread due to rapid or widespread declines in liquidity for an instrument, there may also be regulatory capital charges required to be taken by us which, depending on their size and duration, could limit our business flexibility or even force the curtailment of those portions of our business requiring higher levels of capital. Credit or settlement losses of this nature could adversely affect our financial condition or results of operations.

In the process of executing matched principal transactions, miscommunications and other errors by our clients or by us can arise whereby a transaction is not completed with one or more counterparties to the transaction, leaving us with either a long or short unmatched position. If the unmatched position is promptly discovered and there is a prompt disposition of the unmatched position, the risk to us is usually limited. If the discovery of an out trade is delayed, the risk is heightened by the increased possibility of intervening market movements prior to disposition. Although out trades usually become known at the time of, or later on the day of, the trade, it is possible that they may not be discovered until later in the settlement process. When out trades are discovered, our policy will generally be to have the unmatched position disposed of promptly, whether or not this disposition would result in a loss to us. The occurrence of unmatched positions generally rises with increases in the volatility of the market and, depending on their number and amount, such out trades have the potential to have a material adverse effect on our financial condition and results of operations.

From time to time, we may also provide brokerage services in the form of agency transactions. In agency transactions, we charge a commission for connecting buyers and sellers and assisting in the negotiation of the price and other material terms of the transaction. After all material terms of a transaction are agreed upon, we identify the buyer and seller to each other and leave them to settle the trade directly. We are exposed to credit risk for commissions we bill to clients for agency brokerage services.

Participation in matched principal, principal, or agency transactions subjects us to disputes, counterparty credit risk, lack of liquidity, operational failure or other market wide or counterparty specific risks. Any losses arising from such risks could adversely affect our financial condition or results of operations. In addition, the failure of a significant number of counterparties or a counterparty that holds a significant amount of derivatives exposure, or that has significant financial exposure to, or reliance on, the mortgage, asset-backed or related markets, could have a material adverse effect on the trading volume and liquidity in a particular market for which we provide brokerage services or on the broader financial markets.

We have policies and procedures to identify, monitor and manage these risks, through reporting and control procedures and by monitoring credit standards applicable to our clients. These policies and procedures, however, may not be fully effective. Some of our risk management methods will depend upon the evaluation of information regarding markets, clients or other matters that are publicly available or otherwise accessible by us. That information may not, in all cases, be accurate, complete, up-to-date or properly evaluated. If our policies and procedures are not fully effective or we are not always successful in monitoring or evaluating the risks to which we may be exposed, our financial condition or results of operations could be adversely affected. In addition, we may not be able to obtain insurance to cover all of the types of risks we face and any insurance policies we do obtain may not provide adequate coverage for covered risks.

We are exposed to the risk that third parties that are indebted to us will not perform their obligations.

Credit risk refers to the risk of loss arising from borrower, counterparty or obligor default when a borrower, counterparty or obligor does not meet its obligations. We incur significant credit risk exposure through our Capital Markets segment. This risk may arise from a variety of business activities, including but not limited to extending credit to clients through various lending commitments; providing short or long-term funding that is secured by physical or financial collateral whose value may at times be insufficient to fully cover the loan repayment amount; entering into swap or other derivative contracts under which counterparties have obligations to make payments to us; and posting margin and/or collateral to clearing houses, clearing agencies, exchanges, banks, securities firms and other financial counterparties. We incur credit risk in traded securities and loan pools whereby the value of these assets may fluctuate based on realized or expected defaults on the underlying obligations or loans.

There is a possibility that continued difficult economic conditions may further negatively impact our clients and our current credit exposures. Although we regularly review our credit exposures, default risk may arise from events or circumstances that are difficult to detect or foresee.

We are exposed to various risks related to margin requirements under repurchase agreements and securities financing arrangements and are highly dependent on our clearing relationships.

We maintain repurchase agreements with various third-party financial institutions and other counterparties. Under those repurchase agreements we act as both a buyer and a seller of the subject securities. Our business related to these repurchase agreements is predominantly matched, meaning that we do not purchase or sell securities unless there is another institution prepared to simultaneously purchase or sell securities to or from us, as applicable. There are limits to the amount of securities that may be transferred pursuant to these agreements, and available lines both for us and our counterparties for whom we purchase securities are approved on a case-by-case basis after each counterparty has gone through a credit review process. The repurchase agreements we execute with our counterparties include substantive provisions other than those covenants and other customary provisions contained in standard master repurchase agreements. However, while these additional provisions may work to mitigate some of the risks related to repurchase agreement transactions, these additional substantive provisions do not guarantee the performance of a counterparty or alleviate all of the potential risks we could face from entering into repurchase agreement transactions.

The repurchase agreements generally require a seller under a repurchase agreement to transfer additional securities to the counterparty who is acting as the buyer under the repurchase agreement in the event that the value of the securities then held by the buyer falls below specified levels. Each repurchase agreement contains events of default in cases where a counterparty breaches its obligations under the agreement. When we are acting in the capacity of a seller under these agreements, we receive margin calls from time to time in the ordinary course of business, and no assurance can be given that we will be able to satisfy requests from our counterparties to post additional collateral in the future. Similarly, when we are acting in the capacity of a buyer under these agreements, we make margin calls from time to time to our seller counterparties in the ordinary course of business and no assurance can be given that our counterparties will have adequate funds or collateral to satisfy such margin call requirements. Generally, if there was an event of default under a repurchase agreement, such event of default would provide the non-defaulting counterparty with the option to terminate all outstanding repurchase transactions with us and make all amounts due from the defaulting counterparty immediately payable. However, there can be no assurance that any such defaulting counterparty will have the funds or collateral needed to fully satisfy any such margin call or other amount due. Generally, repurchase obligations are full recourse obligations and if we were to default under a repurchase obligation, the counterparty would have recourse to our other assets if the collateral was insufficient to satisfy our obligation in full.

In addition, our clearing brokers provide securities financing arrangements including margin arrangements and securities borrowing and lending arrangements. These arrangements generally require us to (i) transfer additional securities or cash to the clearing broker in the event that the value of the securities then held by the clearing broker in the margin account falls below specified levels and (ii) contain events of default that would be triggered if we were to breach our obligations under such agreements. An event of default under a clearing agreement would give the clearing broker the option to terminate the clearing arrangement and any amounts owed to the clearing broker would be immediately due and payable. These obligations are full recourse to us.

Furthermore, we are highly dependent on our relationships with our clearing brokers. Any termination of our clearing arrangements whether due to a breach of the agreement by us or a default, bankruptcy or reorganization of a clearing broker would result in a significant disruption to our business as we clear all trades through these entities. Any such termination would have a significant negative impact on our dealings and relationships with our customers and there is no guarantee we would be able to replace any such clearing broker on similar terms.

We have market risk exposure from unmatched principal transactions entered into by our brokerage desks, which could result in substantial losses to us and adversely affect our financial condition and results of operations.

We allow certain of our brokerage desks access to limited amounts of capital to enter into unmatched principal transactions in the ordinary course of business for the purpose of facilitating clients' execution needs for transactions initiated by such clients or to add liquidity to certain illiquid markets. As a result, we have market risk exposure on these unmatched principal transactions. Our exposure will vary based on the size of the overall positions, the terms and liquidity of the instruments brokered, and the amount of time the positions will be held before we dispose of the positions.

We do not track our exposure to unmatched positions on an intra-day basis. These unmatched positions are intended to be held short-term, however, due to a number of factors, including the nature of a position and access to the market on which we trade, we may not be able to match each position or effectively hedge our exposure and often may be forced to hold a position overnight that has not been hedged. To the extent any unmatched positions are not disposed of intra-day, we mark those positions to market. Adverse movements in the securities underlying the positions or a downturn or disruption in the markets for the positions could result in our sustaining a substantial loss. In addition, any principal gains and losses resulting from these positions could, from time to time, have a disproportionate positive or negative effect on our financial condition and results of operations for a particular reporting period.

Pricing and other competitive pressures may impair the revenues and profitability of our brokerage business.

In recent years, we have experienced significant pricing pressures on trading margins and commissions, primarily in debt trading. In the fixed income market, regulatory requirements have resulted in greater price transparency, leading to increased price competition and decreased trading margins. The trend toward using alternative trading systems is continuing to grow, which may result in decreased commission and trading revenue, reduce our participation in the trading markets and our ability to access market information, and lead to the creation of new and stronger competitors. Additional pressure on sales and trading revenue may impair the profitability of our brokerage business. We believe that price competition and pricing pressures in these and other areas will continue as institutional investors continue to reduce the amounts they are willing to pay, including reducing the number of brokerage firms they use, and some of our competitors seek to obtain market share by reducing fees, commissions or margins.

Increase in capital commitments in our trading business increases the potential for significant losses.

We may enter into transactions in which we commit our own capital as part of our trading business. The number and size of these transactions may materially affect our results of operations in a given period. We may also incur significant losses from our trading activities due to market fluctuations and volatility from quarter to quarter. We maintain trading positions in the fixed income markets to facilitate client trading activities. To the extent that we own security positions, in any of those markets, a downturn in the value of those securities or in those markets could result in losses from a decline in value. Conversely, to the extent that we have sold securities we do not own in any of those markets, an upturn in those markets could expose us to potentially unlimited losses as we attempt to acquire the securities in a rising market. Moreover, taking such positions in times of significant volatility can lead to significant unrealized losses, which further impact our ability to borrow to finance such activities.

Our principal trading and investments expose us to risk of loss.

A significant portion of our revenue is derived from trading in which we act as principal. The Company may incur trading losses relating to the purchase, sale or short sale of corporate and asset-backed fixed income securities and other securities for our own account and from other principal trading. In any period, we may experience losses as a result of price declines, lack of trading volume, general market conditions, employee inexperience, errors or misconduct, or illiquidity. From time to time, we may engage in a large block trade in a single security or maintain large position concentrations in a single security, securities of a single issuer, or securities of issuers engaged in a specific industry. In general, any downward price movement in these securities could result in a reduction of our revenues and profits.

In addition, we may engage in hedging transactions and strategies that may not properly mitigate losses in our principal positions. If the transactions and strategies are not successful, we could suffer significant losses.

Our principal investments are subject to various risks and expose us to a significant risk of capital loss, which may materially and adversely affect our results of operations and cash flows.

We use a portion of our own capital in a variety of principal investment activities, each of which involves risks of illiquidity, loss of principal and revaluation of assets. As of December 31, 2025, we had $57.3 million in other investments, at fair value.

We may use our capital, including on a leveraged basis, for principal investments in both private and public company securities that may be illiquid and volatile. The equity securities of any privately held entity in which we make a principal investment are likely to be restricted as to resale and may otherwise be highly illiquid. In the case of SPAC-related or similar investments, our investments may be illiquid until such investment vehicles are liquidated. We expect that there will be restrictions on our ability to resell any such securities that we acquire for a period of time after we acquire such securities. Thereafter, a public market sale may be subject to volume limitations or be dependent upon securing a registration statement for an initial, and potentially secondary, public offering of the securities. Even if we make an appropriate investment decision, we cannot be assured that general market conditions will not cause the market value of our investments to decline. For example, an increase in interest rates, a general decline in the equity markets, or other market and industry conditions adverse to the type of investments we make and intend to make could result in a decline in the value of our investments or a total loss of our investment.

There are no regularly quoted market prices for some of the investments we make. The value of our investments is determined using fair value methodologies described in our valuation policies, which may take into consideration, among other things, the nature of the investment, the expected cash flows from the investment, bid or ask prices provided by third parties for the investment, the trading price of recent sales of securities (in the case of publicly traded securities), restrictions on transfer, and other recognized valuation methodologies. The methodologies we use in valuing individual investments are based on estimates and assumptions specific to the particular investments. Therefore, the value of our investments does not necessarily reflect the prices that would actually be obtained by us when such investments are sold. Realizations at values significantly lower than the values at which investments have been previously held would result in losses of potential incentive income and principal investments.

In addition, in our principal investment activities, our concentrated holdings, illiquidity and market volatility may make it difficult to value certain of our investment securities. Subsequent valuations, in light of factors then prevailing, may result in significant changes in the values of these securities in future periods. In addition, at the time of any sales and settlements of these securities, the price we ultimately realize will depend on the demand and liquidity in the market at that time and may be materially lower than current fair value of such securities. Any of these factors could require us to take write-downs in the value of our investment and securities portfolio, which may have an adverse effect on our results of operations in future periods. If we are unable to manage any of these risks effectively, our results of operations and cash flows could be materially and adversely affected.

The historical returns of our funds and managed accounts may not be indicative of the future results of our funds and managed accounts.

The historical returns of our funds and managed accounts should not be considered indicative of future results expected from such fund and managed accounts or from any future funds we may raise or managed accounts we may open. Our rates of return reflect unrealized gains, as of the applicable measurement date, which may never be realized due to changes in market and other conditions not in our control that may adversely affect the ultimate valuation of the investments in a fund. The returns of our funds may have also benefited from investment opportunities and general market conditions that may not repeat themselves, and there can be no assurance that our current or future funds will be able to avail themselves of profitable investment opportunities. Furthermore, the historical and potential future returns of the funds we manage also may not necessarily bear any relationship to potential returns on our shares.

There is increasing regulatory supervision of alternative asset management companies.

In the past several years, the financial services industry has been the subject of heightened scrutiny by regulators around the globe. In particular, the SEC and its staff have focused more narrowly on issues relevant to alternative asset management firms, forming specialized units devoted to examining such firms and, in certain cases, bringing enforcement actions against the firms, their principals and employees. In the last few years, there were a number of enforcement actions within the industry. The SEC announced that the 2020 examination priorities for the Office of Compliance Inspections and Examinations include such items as market infrastructure, information security, and anti-money laundering programs, but the SEC also signaled its intention to examine firms in emerging risk areas, such as robo-advice, digital assets, cybersecurity, SPACs, and new rules under the Investment Advisers Act of 1940, as amended and interpretations on standards of care. It is unclear, however, whether the SEC and its staff will increase the level of enforcement if, in the future, there is an effort on the part of the federal government to increase restrictions on business conduct, which could result in significant changes in, and uncertainty with respect to, legislation, regulation and government policy.

Some of our asset management clients generally may redeem their investments, which could reduce our asset management fee revenues.

Our asset management fund agreements generally permit investors to redeem their investments with us after an initial "lockup" period, during which redemptions are restricted or penalized. However, any such restrictions may be waived by us. Thereafter, redemptions are permitted at quarterly or annual intervals. If the return on the assets under our management does not meet investors' expectations, investors may elect to redeem their investments and invest their assets elsewhere, including with our competitors. Our management fee revenues correlate directly with the amount of assets under our management; therefore, redemptions may cause our fee revenues to decrease. Investors may decide to reallocate their capital away from us and to other asset managers for a number of reasons, including poor relative investment performance, changes in prevailing interest rates that make other investments more attractive, changes in investor perception regarding our focus or alignment of interest, dissatisfaction with changes in or a broadening of a fund's investment strategy, changes in our reputation, and departures or changes in responsibilities of key investment professionals. For these and other reasons, the pace of redemptions and corresponding reduction in our assets under management could accelerate. In the future, redemptions could require us to liquidate assets under unfavorable circumstances, which would further harm our reputation and results of operations.

The investment management business is intensely competitive, which could have a material adverse impact on our business.

We have been working to grow our asset management business and we compete as an investment manager for both fund investors and investment opportunities. The investment management business is highly fragmented, with our competitors consisting primarily of sponsors of public and private investment funds, real estate development companies, SPACs, business development companies, investment banks, commercial finance companies and operating companies acting as strategic buyers of businesses. We believe that competition for fund investors is based primarily on:

- investment performance;
- investor liquidity and willingness to invest;
- investor perception of investment managers' drive, focus and alignment of interest;
- business reputation;
- the quality of services provided to fund investors;
- pricing;
- fund terms (including fees); and
- the relative attractiveness of the types of investments that have been or will be made.

We believe that competition for investment opportunities is based primarily on the pricing, terms and structure of a proposed investment and certainty of execution. A number of factors serve to increase our competitive risks:

- our competitors may have greater financial, technical, marketing and other resources and more personnel than we do, and, in the case of some asset classes or geographic regions, longer operating histories, more established relationships, greater expertise or a better reputation;
- fund investors may materially decrease their allocations in new funds due to their experiences following an economic downturn, the limited availability of capital, regulatory requirements or a desire to consolidate their relationships with investment firms;
- certain of our competitors may have agreed to terms with respect to their investment funds or products that are more favorable to investors than our funds or products, such as lower management fees, greater fee sharing or higher performance hurdles for carried interest and, therefore, we may be forced to match or otherwise revise our terms to be less favorable to us than they have been in the past;
- certain of our funds may not perform as well as competitors' funds or other available investment products;
- our competitors have raised or may raise significant amounts of capital, and many of them have similar investment objectives and strategies to our funds, which may create additional competition for investment opportunities and may reduce the size and duration of pricing inefficiencies that many alternative investment strategies seek to exploit;
- certain of our competitors may have a lower cost of capital and access to funding sources that are not available to us, which may create competitive disadvantages for us with respect to investment opportunities;
- certain of our competitors may have higher risk tolerances, different risk assessments or lower return thresholds, which could allow them to consider a wider variety of investments and to bid more aggressively than us for investments;
- certain of our competitors may be subject to less regulation or less regulatory scrutiny and accordingly, may have more flexibility to undertake and execute certain businesses or investments than we do and/or bear less expense to comply with such regulations than we do;
- there are relatively few barriers to entry impeding the formation of new funds, including a relatively low cost of entering these businesses, and the successful efforts of new entrants into our various lines of business, including major commercial and investment banks and other financial institutions, have resulted in increased competition;
- certain fund investors may prefer to invest with an investment manager that is not publicly traded, is larger or manages more investment products; and
- other industry participants will from time to time seek to recruit our investment professionals and other employees away from us.

We may lose investment opportunities in the future if we do not match investment prices, structures and terms offered by competitors. Our competitors that are corporate buyers may be able to achieve synergistic cost savings in respect of an investment, which may provide them with a competitive advantage in bidding for an investment. Alternatively, we may experience decreased investment returns and increased risks of loss if we match investment prices, structures and terms offered by competitors. Moreover, as a result, if we are forced to compete with other investment firms on the basis of price, we may not be able to maintain our current fund fee, carried interest or other terms. There is a risk that fees and carried interest in the alternative investment management industry will decline, without regard to the historical performance of a manager. Fee or carried interest income reductions on existing or future funds, without corresponding decreases in our cost structure, could materially and adversely affect our revenues and profitability.

In addition, if interest rates were to rise or if market conditions for competing investment products become or are more favorable and such products begin to offer rates of return superior to those achieved by our funds, the attractiveness of our funds relative to investments in other investment products could decrease. This competitive pressure could materially and adversely affect our ability to make successful investments and limit our ability to raise future funds, either of which could adversely impact our business, results of operations and cash flow.

If the investments we have made or make on behalf of our investment funds and separately managed accounts perform poorly, we will suffer a decline in our asset management revenue and earnings because some of our fees are subject to the credit performance of the portfolios of assets. In addition, the investors in our investment funds and our separately managed accounts may seek to terminate our management agreements based on poor performance. Any of these results could adversely affect our results of operations and our ability to raise capital for future investment funds and separately managed accounts.

Our revenue from our asset management business is partially derived from management fees paid by the investment funds and separate accounts we manage. In the case of the investment funds and separately managed accounts, our management fees are based on the equity of and net income earned by the vehicles, which is substantially based on the performance of the securities in which they invest.

In addition, investment performance is one of the most important factors in retaining existing investors and competing for new asset management business. Investment performance may be poor as a result of current or future difficult market or economic conditions, including changes to interest rates or inflation, terrorism or political uncertainty, our investment style, the particular investments that we make, and other factors beyond our control. In the event that our investment funds or separately managed accounts perform poorly, our asset management revenues and earnings will suffer a decline. We may be unable to raise capital for new investment funds or separately managed accounts to offset any losses we may experience. In addition, our management contracts may be terminated for various reasons.

Any agreement to indemnify a SPAC against certain claims could negatively affect our financial results.

In connection with our investments in SPACs in which we sponsor, we have agreed to and may continue to agree in the future to, indemnify a SPAC for all claims by third parties for services rendered or products sold to the SPAC, or claims by any prospective target business with which the SPAC discusses entering into a transaction agreement, subject to certain limitations. Our indemnification of a SPAC with respect to any such claims could negatively affect our financial results. In addition, if the SPAC liquidates, we may be liable to a SPAC under these indemnification obligations.

We may in the future make loans to the SPACs in which we sponsor, which may not be repaid, in which event our financial results could be adversely affected.

We have made loans to the SPACs in which we have sponsored to fund the SPAC's operating expenses following its IPO and may continue to do so in the future. These loans generally bear no interest and, if a SPAC consummates a business combination in the required time frame, we would expect the loan to be repaid from the funds held in the SPAC's trust account. If a SPAC to which we have loaned funds does not consummate a business combination in the required time frame, no funds from the SPAC's trust account will be available to repay any loan we have made to such SPAC. If these loans are not repaid, our financial results could be adversely affected.

Our executive officers and members of our senior management team may allocate some portion of their time to the business of the SPACs of which we are a sponsor and to the SPACs of third party entities, which may create conflicts of interest in their determination as to how much time to devote to our affairs and may have a negative impact on our business.

Our executive officers and members of our senior management team have served key roles in the SPACs of which we are a sponsor. Our executive officers and members of our senior management team may serve as key employees for future SPACs of which we are the sponsors. If our executive officers' and members of our senior management team's involvement in the business affairs of the SPACs of which we are a sponsor require any of them to devote substantial amounts of time to such affairs, it could limit their ability to devote time to our business affairs, which may have a negative impact on our business.

Daniel G. Cohen is a member of Cohen Circle, a fintech investing platform and the sponsor of third party SPACs. Mr. Cohen's involvement in Cohen Circle could also limit his ability to devote time to our business affairs, which may have a negative impact on our business.

If our risk management systems for our businesses are ineffective, we may be exposed to material unanticipated losses.

We seek to manage, monitor, and control our operational, legal and regulatory risk through operational and compliance reporting systems, internal controls, management review processes and other mechanisms, and may not fully mitigate the risk exposure of our businesses in all economic or market environments or protect against all types of risk. Further, our risk management methods may not effectively predict future risk exposures, which could be significantly greater than the historical measures indicate. In addition, some of our risk management methods are based on an evaluation of information regarding markets, clients, and other matters that are based on assumptions that may no longer be accurate. A failure to adequately manage our growth, or to effectively manage our risk, could materially and adversely affect our business and financial condition. In addition, we are deploying our own capital in our funds and in principal investments, and limitations on our ability to withdraw some or all of our investments in these funds or liquidate our investment positions, whether for legal, reputational, illiquidity or other reasons, may make it more difficult for us to control the risk exposures relating to these investments.

We are highly dependent on information and communications systems. Systems failures could significantly disrupt our business, which may, in turn, negatively affect our operating results.

Our business will depend, to a substantial degree, on the proper functioning of our information and communications systems and our ability to retain the employees and consultants who operate and maintain these systems. Any failure or interruption of our systems, due to systems failures, staff departures or otherwise, could result in delays, increased costs or other problems which could have a material adverse effect on our operating results. A disaster, such as water damage to an office, an explosion or a prolonged loss of electrical power, could materially interrupt our business operations and cause material financial loss, regulatory actions, reputational harm or legal liability. In addition, if security measures contained in our systems are breached as a result of third-party action, employee error, malfeasance or otherwise, our reputation may be damaged, and our business could suffer. We have developed a business continuity plan, however, there are no assurances that such plan will be successful in preventing, timely and adequately addressing, or mitigating the negative effects of any failure or interruption.

There can be no assurance that our information systems and other technology will continue to be able to accommodate our operations, or that the cost of maintaining the systems and technology will not materially increase from the current level. A failure to accommodate our operations, or a material increase in costs related to information systems and technology, could have a material adverse effect on our business.

We may not be able to keep pace with continuing changes in technology.

Our market is characterized by rapidly changing technology. To be successful, we must adapt to this rapidly changing environment by continually improving the performance, features, and reliability of our services. We could incur substantial costs if we need to modify our services or infrastructure or adapt our technology to respond to these changes (including in response to artificial intelligence or other emerging technologies). A delay or failure to address technological advances and developments or an increase in costs resulting from these changes could have a material and adverse effect on our business, financial condition and results of operations.

The development and use of artificial intelligence presents risks and challenges that could adversely impact our business, financial condition, and results of operations.

We, or our third-party service providers, may develop or incorporate artificial intelligence (AI) technology in certain business processes, products, or services. The development and use of AI presents a number of risks and challenges. The legal and regulatory environment relating to AI is uncertain and rapidly evolving, which could require changes in our potential use and implementation of AI technology, limit our ability to integrate AI, and increase our compliance costs and the risk of non-compliance. Additionally, we may integrate AI into our operations, technology, products, and services in the future. AI models may produce output or take action that is incorrect, infringe on the intellectual property rights of others, or is otherwise harmful. In addition, the complexity of AI models may make it challenging to understand why they generate particular outputs. There can be no assurance that any products or services that utilize AI will be successful or that we will keep pace with the rapid evolution of AI. Additionally, others may use AI to increase the frequency and severity of cybersecurity attacks against us or our third-party service providers, which could adversely impact our business and results of operations.

Failure to protect client data or prevent breaches of our information systems could expose us to liability or reputational damage.

The secure transmission of confidential information over public networks is a critical element of our operations. We are dependent on information technology networks and systems to securely process, transmit and store electronic information and to communicate among our locations and with our clients and vendors. As the breadth and complexity of this infrastructure continue to grow, the potential risk of security breaches and cyber-attacks increases. As a financial services company, we may be subject to cyber-attacks and phishing scams by third parties. In addition, vulnerabilities of our external service providers and other third parties could pose security risks to client information. Such breaches could lead to shutdowns or disruptions of our systems and potential unauthorized disclosure of confidential information and violations of privacy laws and regulations.

In providing services to clients, we manage, utilize and store sensitive and confidential client data, including personal data. As a result, we are subject to numerous laws and regulations designed to protect this information, such as U.S. federal and state laws and foreign regulations governing the protection of personally identifiable information. These laws and regulations are increasing in complexity and number, change frequently and sometimes conflict. If any person, including any of our employees, negligently disregards or intentionally breaches our established controls with respect to client data, or otherwise mismanages or misappropriates that data, we could be subject to significant monetary damages, regulatory enforcement actions, fines and/or criminal prosecution in one or more jurisdictions. Unauthorized disclosure of sensitive or confidential client data, whether through systems failure, employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose clients. Similarly, unauthorized access to or through our information systems, whether by our employees or third parties, including a cyber-attack by computer programmers and hackers who may deploy viruses, worms or other malicious software programs, could result in negative publicity, significant remediation costs, legal liability, financial responsibility under our security guarantee to reimburse clients for losses resulting from unauthorized activity in their accounts and damage to our reputation and could have a material adverse effect on our results of operations. Further, the General Data Protection Regulation ("GDPR") requires entities processing the personal data of individuals in the European Union to meet certain requirements regarding the handling of that data. Failure to meet GDPR requirements could result in substantial penalties and materially adversely impact our financial results. The occurrence of any of these incidents could result in reputational damage, adverse publicity, loss of consumer confidence, reduced sales and profits, complications in executing our growth initiatives and regulatory and legal risk, including criminal penalties or civil liabilities. In addition, our liability insurance might not be sufficient in type or amount to cover us against claims related to security breaches, cyber-attacks, phishing scams and other related breaches.

We are largely dependent on Pershing LLC to provide clearing services and margin financing.

Our broker-dealer relies on Pershing LLC to provide clearing services, as well as other operational and support functions that cannot be provided for internally. In addition, currently all of our margin financing is obtained from Pershing LLC. As of December 31, 2025, we had no margin payable, but we routinely borrowed on it throughout the year.   If our relationship with Pershing LLC is terminated, there can be no assurance that the functions and margin loan financing previously provided could be replaced on comparable economic terms. An inability to access capital readily or on terms favorable to us could impair our ability to fund operations and could jeopardize our financial condition and results of operations.

Our substantial level of indebtedness could adversely affect our financial health and ability to compete. In addition, our failure to satisfy the financial covenants in our debt agreements could result in a default and acceleration of repayment of the indebtedness thereunder.

Our balance sheet includes approximately $55.2 million par value of recourse indebtedness. Our indebtedness could have important consequences to our stockholders. For example, our indebtedness could:

- make it more difficult for us to pay our debts as they become due during general adverse economic and market industry conditions because any related decrease in revenues could cause our cash flows from operations to decrease and make it difficult for us to make our scheduled debt payments;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate and consequently, place us at a competitive disadvantage to our competitors with less debt;
- require a substantial portion of our cash flow from operations to be used for debt service payments, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;
- limit our ability to borrow additional funds to expand our business or alleviate liquidity constraints, as a result of financial and other restrictive covenants in our indebtedness; and
- result in higher interest expense in the event of increases in interest rates since some of our borrowings are and will continue to be, at variable rates of interest.

Under the junior subordinated notes related to the Alesco Capital Trust, we are required to maintain a total debt to capitalization ratio of less than 0.95 to 1.0. Also, because the aggregate amount of our outstanding subordinated debt exceeds 25% of our net worth, we are unable to issue any further subordinated debt. As of December 31, 2025, we have a substantial amount of debt with variable interest rates. We may experience material increases in our interest expense as a result of increases in general interest rate levels. In addition, our indebtedness imposes restrictions that limit our discretion with regard to certain business matters, including our ability to engage in consolidations and mergers and our ability to transfer and lease certain of our properties. Such restrictions could make it more difficult for us to expand, finance our operations and engage in other business activities that may be in our interest. Our ability to comply with these and any other provisions of such agreements will be affected by changes in our operating and financial performance, changes in business conditions or results of operations, adverse regulatory developments or other events beyond our control. The breach of any of these covenants could result in a default, which could cause our indebtedness to become due and payable. If the maturity of our indebtedness were accelerated, we may not have sufficient funds to pay such indebtedness. Any additional indebtedness we may incur in the future may subject us to similar or even more restrictive conditions.

Accounting rules for certain of our transactions are highly complex and involve significant judgment and assumptions. Changes in accounting interpretations or assumptions could adversely impact our financial statements.

Accounting rules for transfers of financial assets, income taxes, compensation arrangements including share-based compensation, securitization transactions, consolidation of variable interest entities, determining the fair value of financial instruments and other aspects of our operations are highly complex and involve significant judgment and assumptions. These complexities could lead to delay in preparation of our financial information. Changes in accounting interpretations or assumptions could materially impact our financial statements.

We may change our investment strategy, hedging strategy, asset allocation and operational policies without our stockholders' consent, which may result in riskier investments and adversely affect the market value of our Common Stock.

We may change our investment strategy, hedging strategy, asset allocation and/or operational policies at any time without the consent of our stockholders. A change in our investment or hedging strategy may increase our exposure to various risks including interest rate and exchange rate fluctuations. Furthermore, our board of directors will determine our operational policies and may amend or revise our policies, including polices with respect to our acquisitions, growth, operations, indebtedness, capitalization and distributions, or our board may approve transactions that deviate from these policies without a vote of, or notice to, our stockholders. Operational policy changes could adversely affect the market value of our Common Stock.

Maintenance of our Investment Company Act exemption imposes limits on our operations, and loss of our Investment Company Act exemption would adversely affect our operations.

We seek to conduct our operations so that we are not required to register as an investment company under the Investment Company Act. Section 3(a)(l)(C) of the Investment Company Act of 1940, as amended (the "Investment Company Act"), defines an "investment company" as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer's total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Excluded from the term "investment securities," among other things, are securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(l) or Section 3(c)(7) of the Investment Company Act.

We are a holding company that conducts our business primarily through the Operating LLC as a voting-controlled subsidiary. Whether or not we qualify under the 40% test is primarily based on whether the securities we hold in the Operating LLC are investment securities. If we were required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use leverage), management, operations, transactions with affiliated persons (as defined in the Investment Company Act) and other matters. Such limitations could have a material adverse effect on our business and operations. As of December 31, 2025, we are in compliance with and meet the Section 3(a)(1)(C) exclusion.

The soundness of other financial institutions and intermediaries affects us.

We face the risk of operational failure, termination or capacity constraints of any of the clearing agents, exchanges, clearing houses or other financial intermediaries that we use to facilitate our securities transactions. As a result of the consolidation over the years of clearing agents, exchanges and clearing houses, our exposure to certain financial intermediaries has increased and could affect our ability to find adequate and cost-effective alternatives should the need arise. Any failure, termination or constraint of these intermediaries could adversely affect our ability to execute transactions, service our clients and manage our exposure to risk.

Our ability to engage in routine trading and funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, funding, and counterparty or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mortgage originators and other institutional clients. As a result, defaults by, or even rumors or questions about the financial condition of, one or more financial services institutions, or the financial services industry generally, have historically led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices insufficient to recover the full amount of the loan or derivative exposure due us. Although we have not suffered any material or significant losses as a result of the failure of any financial counterparty, any such losses in the future may materially adversely affect our results of operations.

We operate in a highly regulated industry and may face restrictions on, and examination of, the way we conduct certain of our operations.

Our business is subject to extensive government and other regulation, and our relationship with our broker-dealer clients may subject us to increased regulatory scrutiny. These regulations are designed to protect the interests of the investing public generally rather than our stockholders and may result in limitations on our activities. Governmental and self-regulatory organizations, including the SEC, FINRA, the Commodity Futures Trading Commission and other agencies and securities exchanges such as the NYSE and NYSE American regulate the U.S. financial services industry, and regulate certain of our operations in the U.S. Some of our international operations are subject to similar regulations in their respective jurisdictions, including rules promulgated by the ACPR which apply to our operations in France. These regulatory bodies are responsible for safeguarding the integrity of the securities and other financial markets and protecting the interests of investors in those markets. In addition, all records of registered investment advisors and broker-dealers are subject at any time, and from time to time, to examination by the SEC. Some aspects of the business that are subject to extensive regulation and/or examination by regulatory agencies, include:

- sales methods, trading procedures and valuation practices;
- investment decision making processes and compensation practices;
- use and safekeeping of client funds and securities;
- the manner in which we deal with clients;
- the safeguarding of personally identifiable information;
- capital requirements;
- financial and reporting practices;
- required record keeping and record retention procedures;
- the licensing of employees;
- the conduct of directors, officers, employees and affiliates;
- systems and control requirements;
- conflicts of interest including, but not limited to allocation of investment opportunities and targets for business combinations for SPACs;
- restrictions on marketing, gifts and entertainment; and
- client identification and anti-money laundering requirements.

The SEC, FINRA, ACPR, and various other domestic and international regulatory agencies also have stringent rules and regulations with respect to the maintenance of specific levels of net capital by broker-dealers. Generally, in the U.S., a broker-dealer's net capital is defined as its net worth, plus qualified subordinated debt, less deductions for certain types of assets. If these net capital rules are changed or expanded, or if there is an unusually large charge against net capital, our operations that require the intensive use of capital would be limited. Also, our ability to withdraw capital from our regulated subsidiaries is subject to restrictions, which in turn could limit our ability or that of our subsidiaries to pay dividends, repay debt, make distributions, and redeem or purchase shares of our Common Stock or other equity interests in our subsidiaries. A large operating loss or charge against net capital could adversely affect our ability to expand or even maintain our expected levels of business, which could have a material adverse effect on our business. In addition, we may become subject to net capital requirements in other foreign jurisdictions in which we operate. While we expect to maintain levels of capital in excess of regulatory minimums, we cannot predict our future capital needs or our ability to obtain additional financing.

If we or any of our subsidiaries fail to comply with any of these laws, rules, or regulations, we or such subsidiary may be subject to censure, significant fines, cease-and-desist orders, suspension of business, suspensions of personnel or other sanctions, including revocation of registrations with FINRA, withdrawal of authorizations from or revocation of registrations with international agencies to whose regulation we are subject, which would have a material adverse effect on our business. The adverse publicity arising from the imposition of sanctions against us by regulators, even if the amount of such sanctions is small, could harm our reputation and cause us to lose existing clients or fail to gain new clients.

The authority to operate as a broker-dealer in a jurisdiction is dependent on the registration or authorization in that jurisdiction or the maintenance of a proper exemption from such registration or authorization. Our ability to comply with all applicable laws and rules is largely dependent on our compliance, credit approval, audit and reporting systems and procedures, as well as our ability to attract and retain qualified personnel. Any growth or expansion of our business may create additional strain on our compliance, credit approval, audit and reporting systems and procedures and could result in increased costs to maintain and improve such systems and procedures.

In addition, new laws or regulations or changes in the enforcement of existing laws or regulations applicable to us and our clients may adversely affect our business, and our ability to function in this environment will depend on our ability to constantly monitor and react to these changes. Such changes may cause us to change the way we conduct our business, both in the U.S. and internationally. The government agencies that regulate us have broad powers to investigate and enforce compliance and punish noncompliance with their rules, regulations, and industry standards of practice. If we and our directors, officers and employees fail to comply with the rules and regulations of these government agencies, we and they may be subject to claims or actions by such agencies.

As a member of the financial services industry, we face substantial litigation and regulatory risks and substantial legal liability or significant regulatory action could have material adverse financial effects or cause significant reputational harm, either of which could seriously harm our business.

We face substantial regulatory and litigation risks and conflicts of interests and may face legal liability and reduced revenues and profitability if our business is not regarded as compliant or for other reasons. We are subject to extensive regulation, and many aspects of our business will subject us to substantial risks of liability. We engage in activities in connection with (1) the evaluation, negotiation, structuring, marketing, and sales and management of our investment funds and financial products, (2) our Capital Markets segment, (3) our asset management operations, and (4) our investment activities. Our activities may subject us to the risk of significant legal liabilities under securities or other laws for material omissions or materially false or misleading statements made in connection with securities offerings and other transactions. In addition, to the extent our clients, or investors in our investment funds and financial products, suffer losses, they may claim those losses resulting from our or our officers', directors', employees', agents' or affiliates' breach of contract, fraud, negligence, willful misconduct or other similar misconduct, and may bring actions against us under federal or state securities or other applicable laws. Dissatisfied clients may also make claims against us regarding quality of trade execution, improperly settled trades, or mismanagement. We may become subject to these claims as the result of failures or malfunctions of electronic trading platforms or other brokerage services, including failures or malfunctions of third-party providers' systems which are beyond our control, and third parties may seek recourse against us for any losses. In addition, investors may claim breaches of collateral management agreements, which could lead to our termination as collateral manager under such agreements.

Following the start of the financial crisis in 2007, the volume of claims and amount of damages claimed in litigation and regulatory proceedings against financial advisors and asset managers increased. With respect to the asset management business, we make investment decisions on behalf of our clients that could result in, and in some instances in the past have resulted in, substantial losses. In addition, as a manager, we are responsible for clients' compliance with regulatory requirements. Investment decisions we make on behalf of clients could cause such clients to fail to comply with regulatory requirements and could result in substantial losses. Although our management agreements generally include broad indemnities and provisions designed to limit our exposure to legal claims relating to our services, these provisions may not protect us or may not be enforced in all cases.

In addition, we are exposed to risks of litigation or investigation relating to transactions which present conflicts of interest that are not properly addressed. In such actions, we could be obligated to bear legal, settlement and other costs (which may be in excess of available insurance coverage). Also, with a workforce consisting of many very highly paid professionals, we may face the risk of lawsuits relating to claims for compensation, which may individually or in the aggregate be significant in amount. Similarly, certain corporate events, such as a reduction in our workforce or employee separations, could also result in additional litigation or arbitration. In addition, as a public company, we are subject to the risk of investigation or litigation by regulators or our public stockholders arising from an array of possible claims, including investor dissatisfaction with the performance of our business or our share price, allegations of misconduct by our officers and directors or claims that we inappropriately dealt with conflicts of interest or investment allocations. In addition, we may incur significant expenses in defending claims, even those without merit. If any claims brought against us result in a finding of substantial legal liability and/or require us to incur all or a portion of the costs arising out of litigation or investigation, our business, financial condition, liquidity and results of operations could be materially and adversely affected. Such litigation or investigation, whether resolved in our favor or not or ultimately settled, could cause significant reputational harm, which could seriously harm our business.

In our Investment Management business, we make investment decisions on behalf of our clients that could result in substantial losses. This also may subject us to the risk of legal liability or actions alleging negligent misconduct, breach of fiduciary duty or breach of contract. These risks often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. In addition, the activities of our CCM business may subject us to the risk of significant legal actions by our clients and third parties and subject us to regulatory proceedings. Particularly in highly volatile markets, the volume of claims and amount of damages claimed in litigation and regulatory proceedings against financial advisors and underwriters can be significant. Our business is also subject to regulation in the countries in which it operates. As this regulatory environment continues to change (in some cases potentially significantly) it is difficult to assess future litigation and regulatory risks. Regulatory changes make it harder for our clients to estimate future potential losses that may be incurred. Our advisory and underwriting activities may subject us to the risk of significant legal liability to our clients and third parties, including our clients' stockholders, under securities or other laws for materially false or misleading statements made in connection with securities and other transactions and potential liability for the fairness opinions and other advice provided to participants in corporate transactions. We may incur significant legal expenses in defending ourselves against litigation or regulatory or governmental action. Substantial legal liability or significant regulatory or governmental action against us could materially adversely affect our business, financial condition or results of operations and cause significant reputational harm to us, which could seriously harm our business.

The competitive pressures we face as a result of operating in highly competitive markets could have a material adverse effect on our business, financial condition, liquidity and results of operations.

A number of entities conduct asset management, origination, investment, and broker-dealer activities. We compete with public and private funds, SPACs and SPAC sponsors, REITs, commercial and investment banks, savings and loan institutions, mortgage bankers, insurance companies, institutional bankers, governmental bodies, commercial finance companies, traditional asset managers, brokerage firms and other entities.

Many firms offer similar and/or additional products and services to the same types of clients that we target or may target in the future. Many of our competitors are substantially larger and have more relevant experience, have considerably greater financial, technical and marketing resources, and have more personnel than we have. There are few barriers to entry, including a relatively low cost of entering these lines of business, and the successful efforts of new entrants into our expected lines of business, including major banks and other financial institutions, may result in increased competition. Other industry participants may, from time to time, seek to recruit our investment professionals and other employees away from us.

With respect to our asset management activities, our competitors may have more extensive distribution capabilities, more effective marketing strategies, more attractive investment vehicle structures and broader name recognition than we do. Further, other investment managers may offer services at more competitive prices than we do, which could put downward pressure on our fee structure. With respect to our origination and investment activities, some competitors may have a lower cost of funds, enhanced operating efficiencies, and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than we can. The competitive pressures we face, if not effectively managed, may have a material adverse effect on our business, financial condition, liquidity and results of operations.

Also, as a result of this competition, we may not be able to take advantage of attractive asset management, origination and investment opportunities and, therefore, may not be able to identify and pursue opportunities that are consistent with our business objectives. Competition may limit the number of suitable investment opportunities offered to us. It may also result in higher prices, lower yields and a narrower spread of yields over our borrowing costs, making it more difficult for us to acquire new investments on attractive terms. In addition, competition for desirable investments could delay the investment in desirable assets, which may in turn reduce our earnings per share.

With respect to our broker-dealer activities, our revenues could be adversely affected if large institutional clients that we have (i) increase the amount of trading they do directly with each other rather than through our broker-dealer, (ii) decrease the amount of trading they do with our broker-dealer because they decide to trade more with our competitors, (iii) decrease their trading of certain over-the-counter ("OTC") products in favor of exchange-traded products, or (iv) hire in-house professionals to handle trading that our broker-dealer would otherwise be engaged to do.

We have experienced intense price competition in our fixed income brokerage business in recent years. Some competitors may offer brokerage services to clients at lower prices than we offer, which may force us to reduce our prices or to lose market share and revenue. In addition, we intend to focus primarily on providing brokerage services in markets for less commoditized financial instruments. As the markets for these instruments become more commoditized, we could lose market share to other inter-dealer brokers, exchanges and electronic multi-dealer brokers who specialize in providing brokerage services in more commoditized markets. If a financial instrument for which we provide brokerage services becomes listed on an exchange or if an exchange introduces a competing product to the products, we broker in the OTC market, the need for our services in relation to that instrument could be significantly reduced. Further, the recent consolidation among exchange firms, and expansion by these firms into derivative and other non-equity trading markets, will increase competition for customer trades and place additional pricing pressure on commissions and spreads.

Employee misconduct or error, which can be difficult to detect and deter, could harm us by impairing our ability to attract and retain clients and by subjecting us to significant legal liability and reputational harm.

There have been a number of highly publicized cases involving fraud, trading on material non-public information, or other misconduct by employees and others in the financial services industry, and there is a risk that our employees could engage in misconduct that adversely affects our business. For example, we may be subject to the risk of significant legal liabilities under securities or other laws for our employees' material omissions or materially false or misleading statements in connection with securities and other transactions. In addition, our advisory business requires that we deal with confidential matters of great significance to our clients. If our employees were to improperly use or disclose confidential information provided by our clients, we could be subject to regulatory sanctions and could suffer serious harm to our reputation, financial position, current client relationships and ability to attract future clients. We are also subject to extensive regulation under securities laws and other laws in connection with our asset management business. Failure to comply with these legislative and regulatory requirements by any of our employees could adversely affect us and our clients. It is not always possible to deter employee misconduct, and any precautions taken by us to detect and prevent this activity may not be effective in all cases.

Furthermore, employee errors, including mistakes in executing, recording or reporting transactions for clients (such as entering into transactions that clients may disavow and refuse to settle) could expose us to financial losses and could seriously harm our reputation and negatively affect our business. The risk of employee error or miscommunication may be greater for products that are new or have non-standardized terms.

We receive financial instruments instead of cash as consideration for some of our services, which may be illiquid, and the price we ultimately realize may be materially lower than their current fair value.

The value of the financial instruments which we receive as consideration for our services may be subject to transfer or other restrictions, which may render such securities or financial instruments to be illiquid. Further, the financial instruments may be materially affected by market fluctuations. Market volatility, illiquid market conditions and disruptions in the markets may make it difficult to value and monetize certain of our securities or financial instruments, particularly during periods of market uncertainty. Subsequent valuations in future periods may result in significant changes in the value of these financial instruments. In addition, at the time of any sales and settlements of these financial instruments, the price we ultimately realize will depend on the demand and liquidity in the market at that time and may be materially lower than the fair value at the time we receive them. Any of these factors could cause a decline in the value of financial instruments which we hold.

Risks Related to Our Organizational Structure and Ownership of Our Common Stock

We could repurchase shares of our Common Stock at price levels considered excessive, the amount of our Common Stock we repurchase may decrease from historical levels, or we may not repurchase any additional shares of our Common Stock in the future.

We could repurchase shares of our Common Stock at price levels considered excessive, thereby spending more cash on such repurchases then deemed reasonable and effectively retiring fewer shares than would be retired if repurchases were effected at lower prices. Further, our future repurchases of shares of our Common Stock, if any, and the number of shares of Common Stock we may repurchase will depend upon our financial condition, results of operations and other factors deemed relevant by our board of directors. There can be no assurance that we will continue our practice of repurchasing shares of our Common Stock or that we will have the financial resources to repurchase shares of our Common Stock in the future.

We are a holding company whose primary asset is units of membership interests in the Operating LLC, and we are dependent on distributions from the Operating LLC to pay taxes and other obligations.

We are a holding company whose primary assets are units of membership interests in the Operating LLC. Since the Operating LLC is a limited liability company taxed as a partnership, we, as a member of the Operating LLC, could incur tax obligations as a result of our allocable share of the income from the operations of the Operating LLC. In addition, we have convertible senior debt and junior subordinated notes outstanding. The Operating LLC will pay distributions to us in amounts necessary to satisfy our tax obligations and regularly scheduled payments of interest in connection with our junior subordinated notes, and we are dependent on these distributions from the Operating LLC in order to generate the funds necessary to meet these obligations and liabilities. Industry conditions and financial, business and other factors will affect our ability to generate the cash flows we need to make these distributions. There may be circumstances under which the Operating LLC may be restricted from paying dividends to us under applicable law or regulation (for example due to Delaware Limited Liability Company Act limitations on the Operating LLC's ability to make distributions if liabilities of the Operating LLC after the distribution would exceed the value of the Operating LLC's assets).

As a holding company that does not conduct business operations in its own right, substantially all of the assets of the Company are comprised of our minority economic ownership interest in the Operating LLC. The Company's ability to pay any dividends to our stockholders will be dependent on any distributions we receive from the Operating LLC and subject to the Operating LLC's operating agreement (the "Operating LLC Agreement"). The amount and timing of distributions by the Operating LLC will be at the discretion of the Operating LLC's board of managers, which is comprised of Daniel G. Cohen, our Executive Chairman and the majority owner of the Operating LLC, Lester Brafman, our Chief Executive Officer and Joseph W. Pooler, Jr., our Chief Financial Officer.

Certain subsidiaries of the Operating LLC have restrictions on the withdrawal of capital and otherwise in making distributions and loans. Cohen Securities is subject to net capital restrictions imposed by the SEC and FINRA, which require certain minimum levels of net capital to remain in Cohen Securities. In addition, these restrictions could potentially impose notice requirements or limit the Company's ability to withdraw capital above the required minimum amounts (excess capital) whether through distribution or loan. CCFESSA is regulated by the ACPR and must maintain certain minimum levels of capital.

Our failure to deal appropriately with actual, potential or perceived conflicts of interest could damage our reputation and materially adversely affect our business.

As we have expanded the scope of our relating to our Advisory and Asset Management businesses, we increasingly confront actual, potential and perceived conflicts of interest. It is possible that actual, potential or perceived conflicts could give rise to client dissatisfaction, litigation or regulatory enforcement actions. Identifying and managing actual, potential and perceived conflicts of interest is difficult, and our reputation could be damaged if we fail to deal appropriately with one or more actual, potential or perceived conflicts of interest. Regulatory scrutiny of, or litigation in connection with, conflicts of interest would have a material adverse effect on our reputation which would materially adversely affect our business. Additionally, client-imposed conflicts requirements could place additional limitations on us, for example, by limiting our ability to accept advisory engagements.

Policies, controls and procedures that we may be required to implement to address additional regulatory requirements, including as a result of foreign jurisdictions in which we operate, our underwriting activities, or to mitigate actual or potential conflicts of interest, may result in increased costs, including for additional personnel and infrastructure and information technology improvements, as well as limit our activities and reduce the benefit of positive synergies that we seek to cultivate across our businesses.

Daniel G. Cohen, our Executive Chairman, has significant ownership interests in the Operating LLC and competing duties to other entities (including Cohen Circle) that could create potential conflicts of interest and may result in decisions that are not in the best interests of other Cohen & Company Inc. stockholders.

As of December 31, 2025, Daniel G. Cohen, our Executive Chairman, individually and through an entity he wholly owns, Cohen Bros. Financial, LLC ("CBF"), owns 27,725,822 units of membership interests (including both unrestricted and restricted units), or 36.6% of the membership interests in the Operating LLC. In addition, as of December 31, 2025 the DGC Trust owns 20,225,095 or 32.6% units of the membership interests in the Operating LLC. The DGC Trust was formed by Daniel G. Cohen. Although Daniel G. Cohen is neither a trustee nor a named beneficiary of the DGC Trust and does not have any voting or dispositive control of securities held by the trust, he may be deemed to be a beneficial owner of all securities held by the DGC Trust as a result of his ability to acquire any of the DGC Trust's assets, including any securities held by the DGC Trust (and, in turn, the sole voting and sole dispositive power with respect to such securities), by substituting other property of an equivalent value without the approval or consent of any person, including any trustee or beneficiary of the DGC Trust.

Cohen & Company, Inc. also holds units of membership interests in the Operating LLC and has the majority voting power of the Operating LLC through a proxy granted to it by Mr. Cohen and the DGC Trust. On September 25, 2020, the Securities Purchase Agreement dated December 30, 2019, by and among the Company, the Operating LLC, Daniel Cohen, and DGC Trust and the Amended and Restated Limited Liability Company Agreement of the Operating LLC were amended to provide that the voting proxy shall be revoked in the event that Daniel G. Cohen and/or his affiliates cease to beneficially own a majority of the voting securities of the Company. See notes 21 and 31.

Additionally, as of December 31, 2025, Daniel G. Cohen owns 2.5% of our Common Stock. Further, as of such date, Mr. Cohen may be deemed to be the beneficial owner of additional shares of our Common Stock representing 3.8%, which is owned by EBC 2013 Family Trust ("EBC") as the result of Mr. Cohen's position as trustee of the trust and as a result of the fact that Mr. Cohen has sole voting power with respect to all securities held by EBC. As noted above, Daniel G. Cohen may control certain actions of the Company. As an owner of interests in the Operating LLC, Daniel G. Cohen may have interests that differ from the stockholders of the Company, including in circumstances in which there may be tax consequence to the members of the Operating LLC. Further, Daniel G. Cohen's ownership interests in third party entities, including Cohen Circle, may result in his interests differing from the stockholders of the Company. As a result of his ownership in both the Company, the Operating LLC and third party entities, including Cohen Circle, it is possible that Daniel G. Cohen as a shareholder of the Company could approve or reject actions based on his own interests as a stockholder that may or may not be in the best interests of the other the Company's stockholders.

We are controlled by Daniel G. Cohen, whose interests in our business may be different than our other stockholders, and, as a "controlled company" within the meaning of the rules of NYSE American, our other stockholders will not have the same protections afforded to stockholders of companies that are subject to certain corporate governance requirements.

Mr. Cohen currently owns approximately 38.7% of the voting power of the Company as a result of his ownership of our outstanding Common Stock, Series E Preferred Stock and Series F Preferred Stock.

Further, the DGC Family Fintech Trust (the "DGC Trust"), a trust formed by Mr. Cohen, owns 9,880,268 shares of our Series F Preferred Stock. Our Series F Preferred Stock votes together with the holders of our Common Stock on all matters, entitling the holders thereof to one vote for every ten shares of Series F Preferred Stock held. Accordingly, the shares of Series F Preferred Stock held by the DGC Trust entitle the DGC Trust to 988,027 votes on matters presented to holders of our Common Stock. Although Daniel G. Cohen is neither a trustee nor a named beneficiary of the DGC Trust and does not have any voting or dispositive control of securities held by the DGC Trust, pursuant to the terms of the DGC Trust, Mr. Cohen has the ability to acquire any of the DGC Trust's assets, including the 9,880,268 units of the membership interests in the Operating LLC held by the DGC Trust (at any time and without the consent of the trustees or beneficiaries of the DGC Trust) by substituting such assets with other property of equivalent value. Accordingly, Mr. Cohen, at any time, could become the owner of the membership interests in the Operating LLC currently held by the DGC Trust and, in turn, an additional 20.3% of the voting power of the Company.

As a result of Mr. Cohen's voting control of the Company, Mr. Cohen has the right to designate all members of our board of directors and his nominees to our board of directors will have the ability to control the appointment of our management, the entering into of mergers, material acquisitions and dispositions and other extraordinary transactions and to influence amendments to our charter, bylaws and other corporate governance documents. So long as Mr. Cohen continues to own, directly or indirectly, a majority of our voting stock, he will have the ability to control the vote in any election of directors and will have the ability to approve or prevent any transaction that requires stockholder approval regardless of whether others believe the transaction are or are not in our best interests. In any of these matters, the interests of Mr. Cohen may differ from or conflict with the interests of our other stockholders. Moreover, this concentration of voting stock ownership may also adversely affect the trading price for our Common Stock to the extent investors perceive disadvantages in owning stock of a company with a controlling stockholder.

In addition, because Mr. Cohen controls a majority of our voting stock, we are a "controlled company" within the meaning of the corporate governance standards of NYSE American. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including the requirements that a majority of the board of directors consist of independent directors and the requirements that the executive compensation committee and nominating and corporate governance committee each be comprised entirely of independent directors. We may take advantage of certain of these exemptions for as long as we continue to qualify as a "controlled company." Accordingly, our stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of NYSE American.

Any future distributions to our stockholders will depend upon certain factors affecting our operating results, some of which are beyond our control. Any future distributions to our stockholders will depend upon certain factors affecting our operating results, some of which are beyond our control.

Our ability to make cash distributions is based on many factors, including the return on our investments, operating expense levels and certain restrictions imposed by Maryland law. Some of these factors are beyond our control and a change in any such factor could affect our ability to make distributions in the future. We may not be able to make distributions. Our stockholders should rely on increases, if any, in the price of our Common Stock for any return on their investment. Furthermore, we are dependent on distributions from the Operating LLC to be able to make distributions. See the risk factor above titled "We are a holding company whose primary asset is units of membership interest in the Operating LLC and we are dependent on distributions from the Operating LLC to pay taxes and other obligations."

Future sales of our Common Stock in the public market could lower the price of our Common Stock and impair our ability to raise funds in future securities offerings.

Future sales of a substantial number of shares of our Common Stock in the public market, or the perception that such sales may occur, could adversely affect the then prevailing market price of our Common Stock and could make it more difficult for us to raise funds in the future through a public offering of our securities.

Your percentage ownership in the Company may be diluted in the future.

Your percentage ownership in the Company may be diluted in the future because of equity awards that have been, or may be, granted to our directors, officers, and employees. We have adopted equity compensation plans that provide for the grant of equity-based awards, including restricted stock, stock options and other equity-based awards to our directors, officers and other employees, advisors and consultants. At December 31, 2025, we had 380,008 shares of restricted stock outstanding to employees and directors of the Company and there were 818,002 shares available for future awards under our equity compensation plans. The Operating LLC also has issued 3,266,002 units that are restricted. Vesting of restricted stock, Operating LLC units, and stock option grants is generally contingent upon performance conditions and/or service conditions. Vesting of those shares of restricted units and stock would dilute the ownership interest of existing stockholders. Equity awards will continue to be a source of compensation for employees and directors.

If we raise additional capital, we expect it will be necessary for us to issue additional equity or convertible debt securities. If we issue equity or convertible debt securities, the price at which we offer such securities may not bear any relationship to our value, the net tangible book value per share may decrease, the percentage ownership of our current stockholders would be diluted, and any equity securities we may issue in such offering or upon conversion of convertible debt securities issued in such offering, may have rights, preferences or privileges with respect to liquidation, dividends, redemption, voting and other matters that are senior to or more advantageous than our Common Stock. If we finance acquisitions by issuing equity securities or securities convertible into equity securities, our existing stockholders will also be diluted.

The issuance of the shares of Common Stock upon the redemption, if any, of the issued and outstanding LLC Units may cause substantial dilution to our existing stockholders and may cause the price of our Common Stock to decline.

There are 62,050,775 units of membership interests in the Operating LLC issued and outstanding, of which 22,725,822 units of membership interests in the Operating LLC are beneficially owned by Daniel G. Cohen. and 20,225,095 LLC Units are held by the DGC Family Fintech Trust of which Daniel G. Cohen is a beneficial owner. Subject to certain restrictions, pursuant to the Operating LLC Agreement, a holder of unrestricted units of membership interests in the Operating LLC may cause the Operating LLC to redeem such units at any time for, at the Company's option, (A) cash or (B) one share of the Company's Common Stock for every ten units of membership interests in the Operating LLC. If the outstanding units of membership interests in the Operating LLC are redeemed by the Company for Common Stock, our existing stockholders could be significantly diluted and the price of our Common Stock may decline. See note 21 to our consolidated financial statements included in this Annual Report on Form 10-K.

We may not be able to generate sufficient taxable income to fully realize our deferred tax asset, which would also have to be reduced if U.S. federal income tax rates are lowered.

As of December 31, 2025, we have recorded a deferred tax asset of $4.1 million. If we are unable to generate sufficient taxable income prior to the expiration of our NOLs, the NOLs would expire unused. Our projections of future taxable income required to fully realize the recorded amount of the net deferred tax asset reflect numerous assumptions about our operating businesses and investments and are subject to change as conditions change specific to our business units, investments or general economic conditions. Changes that are adverse to us could result in the need to increase our deferred tax asset valuation allowance resulting in a charge to results of operations and a decrease to total stockholders' equity. In addition, any decrease in the federal statutory tax rate, or other changes in federal tax statutes, could also cause a reduction in the economic benefit of the NOL currently available to us.

The Maryland General Corporation Law (the "MGCL"), and provisions in our charter and bylaws may prevent takeover attempts that could be beneficial to our stockholders.

Provisions of the MGCL and our charter and bylaws could discourage a takeover of us even if a change of control would be beneficial to the interests of our stockholders. These statutory, charter and bylaw provisions include the following:

- the MGCL generally requires the affirmative vote of two-thirds of all votes entitled to be cast on the matter to approve a merger, consolidation, or share exchange involving us or the transfer of all or substantially all of our assets;
- our board of directors has the power to classify and reclassify authorized and unissued shares of our Common Stock or preferred stock and, subject to certain restrictions in the Operating LLC Agreement, authorize the issuance of a class or series of Common Stock or preferred stock without stockholder approval;
- our charter may be amended only if the amendment is declared advisable by our board of directors and approved by the affirmative vote of the holders of our Common Stock entitled to cast at least two-thirds of all of the votes entitled to be cast on the matter;
- a director may be removed from office at any time with or without cause by the affirmative vote of the holders of our Common Stock entitled to cast at least two-thirds of the votes of the stock entitled to be cast in the election of directors;
- an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders and nominations of persons for election to our board of directors at an annual or special meeting of our stockholders;
- no stockholder is entitled to cumulate votes at any election of directors; and
- our stockholders may take action in lieu of a meeting with respect to any actions that are required or permitted to be taken by our stockholders at any annual or special meeting of stockholders only by unanimous consent.

Risks Related to General and Global Factors

Climate change concerns and incidents could disrupt our business, adversely affect the profitability of certain of our investments, adversely affect customer activity levels, adversely affect the creditworthiness of our counterparties, and damage our reputation.

Climate change may cause extreme weather events that disrupt our business operations, which may negatively affect our ability to service and interact with our customers, and also may adversely affect the value of certain of our investments, including those in the real estate markets. Climate change may also have a negative impact on the financial condition of our customers, which may decrease revenues from those customers and increase the credit risk associated with loans and other credit exposures to those customers. Additionally, our reputation and customer relationships may be damaged as a result of our involvement, or our customers' involvement, in certain industries or projects associated with causing or exacerbating climate change, as well as any decisions we make to continue to conduct or change our activities in response to considerations relating to climate change. New regulations or guidance relating to climate change, as well as the perspectives of shareholders, employees and other stakeholders regarding climate change, may affect whether and on what terms and conditions we engage in certain activities or offer certain products.

Cybersecurity incidents, data breaches, or operational failures could disrupt our business, compromise sensitive information, and adversely affect our financial condition and results of operations.

As discussed further at Item 1.C, we rely heavily on information technology systems, data networks, and third-party service providers to conduct and support our operations. These systems and networks are critical to our ability to execute transactions, maintain records, safeguard client and employee information, manage risk, and operate our business. We and our third-party vendors have been, and may continue to be, the target of attempted cybersecurity incidents, intrusions, ransomware attacks, phishing schemes, malware, and other forms of unauthorized access or attempts to disrupt systems or data. Cyber-threat actors, including state-sponsored organizations, criminal networks, and insiders, continue to increase the sophistication, frequency, and persistence of their attacks. As a result, no matter how well-designed or implemented our controls are, we may be unable to anticipate, prevent, or mitigate all cybersecurity incidents.

A successful cyberattack or other cybersecurity event could result in the loss, theft, or unauthorized disclosure of confidential or proprietary information, including client data, employee information, transaction records, trade data, financial information, or other sensitive materials. Cybersecurity incidents could also lead to business interruptions, system outages, denial-of-service conditions, operational delays, failed transaction processing, corrupted data, financial reporting errors, or the inability to access critical systems. These events could cause us to incur significant remediation costs, including costs related to detecting the incident, recovering data, restoring systems, enhancing security controls, and engaging third-party forensic experts.

We also rely on a number of third-party vendors and service providers, including cloud-based service providers, market-data platforms, trading systems, communications networks, Software-as-a-Service providers, and other technology partners. Cyberattacks or data breaches involving these third parties—many of whom maintain access to sensitive information or play critical operational roles—could have similar or greater impacts on us, even if our own systems are not directly compromised. We may have limited ability to control or influence the cybersecurity protections implemented by these parties.

Cybersecurity incidents may also expose us to regulatory scrutiny, investigations, or enforcement actions, particularly from financial services regulators that have increasingly focused on cybersecurity practices and incident reporting. We could face potential litigation, contractual liabilities to clients or counterparties, penalties, or other legal exposure. Additionally, cybersecurity incidents could result in reputational damage, loss of client confidence, negative publicity, or the loss of business opportunities.

Although we maintain cybersecurity policies, controls, and incident-response procedures, and invest in security tools and personnel, these measures may not detect or prevent all threats, may be circumvented, and may need to be continually updated in response to evolving attack techniques. Any cybersecurity event could have a material adverse effect on our business, financial condition, results of operations, or reputation.

If we fail to control our costs effectively, our business could be disrupted, and our financial results could be adversely affected.

The Company continues to look for ways to reduce infrastructure costs and reposition itself in the financial services industry. Beginning in 2010 and continuing to the present, the Company executed initiatives that created efficiencies within its business and decreased operating expenses through the realignment of operating facilities, a merger of its two registered U.S. broker-dealer subsidiaries, and a restructuring of operating systems and systems support.

Our cost management initiatives have included reducing our workforce, which has placed increased burdens on our management, systems and resources, and generally increased our dependence on key persons and reduced functional back-ups. As a result, our ability to respond to unexpected challenges may be impaired, and we may be unable to take advantage of new opportunities. In addition, if these and other initiatives do not have the desired effects or result in the projected increased efficiencies, the Company may incur additional or unexpected expenses, reputational damage, or loss of customers which would adversely affect the Company's operations and revenues.

In response to changes in industry and market conditions, the Company may be required to further strategically realign its resources and consider restructuring, disposing of, or otherwise exiting businesses. We cannot assure you that we will be able to:

- Expand our capabilities or systems effectively;
- Successfully develop new products or services;
- Allocate our human resources optimally;
- Identify, hire or retain qualified employees or vendors;
- Incorporate effectively the components of any business that we may acquire in our effort to achieve growth;
- Sell businesses or assets at their fair market value; or
- Effectively manage the costs associated with developing, growing, acquiring or exiting a business.

We may need to offer new investment strategies and products in order to continue to generate revenue.

The asset management industry is subject to rapid change. Strategies and products that had historically been attractive may lose their appeal for various reasons. Thus, strategies and products that have generated fee revenue for us in the past may fail to do so in the future, in which case we would have to develop new strategies and products. It could be both expensive and difficult for us to develop new strategies and products, and we may not be successful in this regard. Since the disruptions in the global financial markets, we have had difficulty expanding our offerings which has inhibited our growth and harmed our competitive position in the asset management industry, and this may continue in the future.

Our strategy of expanding into new lines of business, including in connection with emerging or frontier industries, exposes us to increased risks, uncertainties, and potential liabilities.

As part of our long-term growth strategy, we regularly evaluate and pursue opportunities to develop new services and enter emerging sectors, particularly within our investment banking operations. These initiatives may involve industries, asset classes, or technologies with limited regulatory precedent, evolving competitive dynamics, or untested business models. Our expansion of business into such areas may not be successful and could increase our operational, financial, legal, and compliance risks.

New or emerging lines of business also often require significant investments in personnel, technology, infrastructure, and compliance capabilities. There is no assurance that we will achieve the expected returns on these investments, or that market demand will develop as anticipated. In many cases, emerging industries experience rapid shifts in customer preferences, consolidation, or failure of early-stage participants, any of which could negatively impact our ability to generate sustainable revenues or achieve scale.

Entry into certain new sectors may subject us to unfamiliar regulatory regimes or require interpretation of regulatory frameworks that are evolving, inconsistently applied, or subject to sudden change, which may lead to increased litigation and regulatory risk. New business initiatives may create additional regulatory obligations or increase the complexity of our compliance environment. Failure to understand, implement, or comply with applicable regulatory requirements—particularly in areas where regulatory expectations remain unsettled—could result in enforcement actions, fines, sanctions, reputational harm, or restrictions on our ability to operate.

Additionally, expansion into new lines of business may divert management attention and resources from our core operations. If we are unable to effectively manage these initiatives, integrate new activities into our control and compliance framework, or maintain appropriate risk-management practices, our business, financial condition, and results of operations could be adversely affected.

We may face damage to our professional reputation if our services are not regarded as satisfactory or for other reasons.

Across business segments we depend to a large extent on our relationships with our clients and reputation for integrity and high caliber professional services to attract clients. Our ability to secure new engagements is substantially dependent on our reputation and the individual reputations of our financial professionals. Any factor that diminishes our reputation or that of our financial professionals, including not meeting client expectations or actual or alleged misconduct by our financial professionals, including misuse of confidential information or mishandling actual or perceived conflicts, could make it substantially more difficult for us to attract new engagements and clients or retain existing clients. As a result, if a client is not satisfied with our services, it may be more damaging in our field of business than in other business fields.

In addition, we may face reputational damage from, among other things, litigation against us, actual or perceived conflicts of interest, our failure to protect confidential information and/or breaches of our cybersecurity protections or other inappropriate disclosure of confidential information, including inadvertent disclosures.

Our failure to deal appropriately with conflicts of interest could damage our reputation and adversely affect our business.

Appropriately dealing with conflicts of interest is complex and difficult and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with one or more potential or actual conflicts of interest. It is possible that potential or perceived conflicts could give rise to investor dissatisfaction or litigation or regulatory enforcement actions. In addition, regulatory scrutiny of, or litigation in connection with, conflicts of interest would have a material adverse effect on our reputation, which could materially and adversely affect our business in a number of ways, including an inability to raise additional funds, a reluctance of counterparties to do business with us and the costs of defending litigation.

Our Insurance coverage may be inadequate to cover the risks facing the Company

Our operations and financial results are subject to risks and uncertainties related to our use of a combination of insurance, self-insured retention and self-insurance for a number of risks, including most significantly: property and casualty, workers' compensation, errors and omissions liability, general liability and the portion of employee-related health care benefits plans we fund, among others.

While we endeavor to purchase insurance coverage that is appropriate to our assessment of risk, we are unable to predict with certainty the frequency, nature or magnitude of claims for direct or consequential damages. Our business may be negatively affected in the future if our insurance proves to be inadequate or unavailable. In addition, insurance claims may harm our reputation or divert management attention and resources away from operating our business.

We depend on third-party software licenses and the loss of any of our key licenses could adversely affect our ability to provide our brokerage services.

We license software from third parties, some of which is integral to our electronic brokerage systems and our business. Such licenses are generally terminable if we breach our obligations under the licenses or if the licensor gives us notice in advance of the termination. If any of these relationships were terminated, or if any of these third parties were to cease doing business, we may be forced to spend significant time and money to replace the licensed software. These replacements may not be available on reasonable terms, or at all. A termination of any of these relationships could have a material adverse effect on our financial condition and results of operations.

If we fail to maintain effective internal control over financial reporting and disclosure controls and procedures in the future, we may not be able to accurately report our financial results, which could have an adverse effect on our business.

If our internal controls over financial reporting and disclosure controls and procedures are not effective, we may not be able to provide reliable financial information. Because we are a smaller reporting company, we are not required to obtain, nor have we voluntarily obtained, an auditor attestation regarding the effectiveness of our controls as of December 31, 2025. Therefore, as of December 31, 2025, we have only performed management's assessment of the effectiveness of our internal controls and management has determined that our internal controls are effective as of December 31, 2025. Any failure to maintain effective controls in the future could adversely affect our business or cause us to fail to meet our reporting obligations. Such non-compliance could also result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements. In addition, perceptions of our business among customers, suppliers, rating agencies, lenders, investors, securities analysts and others could be adversely affected.

The market price of our Common Stock may be volatile and may be affected by market conditions beyond our control.

The market price of our Common Stock is subject to significant fluctuations in response to, among other factors:

- variations in our operating results and market conditions specific to our business;
- changes in financial estimates or recommendations by securities analysts;
- the emergence of new competitors or new technologies;
- operating and market price performance of other companies that investors deem comparable;
- changes in our board or management;
- sales or purchases of our Common Stock by insiders;
- commencement of, or involvement in, litigation;
- changes in governmental regulations;
- the relatively low trading volumes of our Common Stock; and
- general economic conditions and slow or negative growth of related markets.

In addition, if the market for stocks in our industry, or the stock market in general, experience a loss of investor confidence, the market price of our Common Stock could decline for reasons unrelated to our business, financial condition, or results of operations. If any of the foregoing occurs, it could cause the price of our Common Stock to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to the board of directors and management.

Our Common Stock may be delisted, which may have a material adverse effect on the liquidity and value of our Common Stock.

To maintain our listing on the NYSE American, we must meet certain financial and liquidity criteria. The market price of our Common Stock has been and may continue to be subject to significant fluctuation as a result of periodic variations in our revenues and results of operations. If we violate the NYSE American listing requirements, our Common Stock may be delisted. If we fail to meet any of the NYSE American's listing standards, our Common Stock may be delisted. In addition, our board may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our Common Stock from the NYSE American may materially impair our stockholders' ability to buy and sell our Common Stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our Common Stock. In addition, the delisting of our Common Stock could significantly impair our ability to raise capital.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

The Company has processes in place to identify, assess, and monitor material risks from cybersecurity threats, which are part of the Company's overall enterprise risk management process and have been embedded in the Company's operating procedures, internal controls, and information systems.

The Company's comprehensive cybersecurity and information security framework includes risk assessment and mitigation through a threat intelligence-driven approach, application controls, and enhanced security with ransomware defense. The framework leverages the National Institute of Standards and Technology Cyber Security Framework ("NIST CSF") for measuring overall readiness to respond to cyber threats, and Sarbanes-Oxley for assessment of internal controls.

The Company contracts with external firms to assess the Company's cybersecurity controls relative to its peers using the NIST CSF. The Company also has a third-party risk management program that assesses risks from vendors and suppliers. In addition, the Company maintains business continuity and disaster recovery plans as well as a cybersecurity insurance policy.

The Company has established cybersecurity and information security awareness training programs. Formal training on topics relating to the Company's cybersecurity, data privacy, and information security policies and procedures is mandatory at least annually for all employees. Training topics include how to escalate suspicious activities including phishing, viruses, spams, insider threats, suspect human behaviors, or safety issues. Based on role and location, some employees receive additional in-depth training to provide more comprehensive knowledge on potential risks related to their individual job responsibilities. Training is supplemented through regular Company communications with frequent updates to educate on the latest adversary trends and social engineering techniques. We rely on outsourced cybersecurity consultants to provide certified expertise and recognized credentials in the field of cybersecurity.

The Company engages in cyber crisis response simulations to assess the Company's ability to adapt to information and operational technology threats. Improper or illegitimate use of the Company's information system resources or violation of the Company's information security policies and procedures is subject to disciplinary action. The Company's security posture is supported by a comprehensive defense-in-depth strategy that relies on layers of technology including multi-factor authentication and principles of zero trust to ensure that access to information and communication is vetted and secure.

The Company also utilizes internal and external audits and assessments, vulnerability testing, governance processes over outsourced service providers, active risk management, and benchmarking against peers in the industry to validate the Company's security posture. The Company also engages external firms to measure the Company's NIST CSF maturity level.

No risks from cybersecurity threats, including those resulting from any previous cybersecurity incidents, have materially affected, or are reasonably likely to materially affect, the Company, including its business strategy, results of operations, or financial condition.

Governance

Role of the Board and Management

The Company's board recognizes the importance of cybersecurity in safeguarding the Company's sensitive data. The board is responsible for overseeing overall risk management for the Company, including review and approval of the enterprise risk management approach and processes implemented by management to identify, assess, manage, and mitigate risk, at least annually. The board has delegated responsibility for oversight of the Company's cybersecurity, information security framework, and risk management to the Company's management cybersecurity committee (the "Cybersecurity Committee").

Pursuant to its charter, the Cybersecurity Committee must consist of at least four members of the Company's executive management team, which shall include the Company's director of technology, chief operating officer, chief compliance officer, and chief financial officer, each of whom is required to have working familiarity, knowledge, and competencies in relevant areas, including data privacy, public policy, information technology ("IT") strategy, IT development and deployment, or IT risk assessment and management, including information security management. In addition, the Company's director of technology has formal education in IT and extensive experience working in and leading the Company's information systems and technology function.

The principal responsibilities and duties of the Cybersecurity Committee, pursuant to its written charter, are to:

- Review and provide oversight on the effectiveness of the Company's information security and privacy policies and procedures with respect to its products and services and internal-use information technology systems;
- Review and provide oversight on the policies and procedures of the Company in preparation for responding to any material information security or privacy incidents;
- Review and provide oversight on the Company's disaster recovery, business continuity, and business resiliency capabilities, including escalation protocols, relating to its customer-facing products and services and internal-use IT systems;
- Review annually the appropriateness and adequacy of the Company's cyber-insurance coverage;
- Review and provide oversight on the policies and procedures of the Company with respect to data privacy, and oversee the Company's compliance with applicable data privacy and cybersecurity laws and regulations;
- Evaluate the Cybersecurity Committee's composition and performance on an annual basis;
- Review and reassess the adequacy of the Cybersecurity Committee's written charter annually and recommend to the board any changes the Cybersecurity Committee determines are appropriate; and
- Perform any other activities required by applicable law, rules, or regulations (including the Securities Exchange Act of 1934 and the NYSE American Stock Exchange regarding reporting and disclosure obligations related to cybersecurity risks, costs, and incidents), and take such other actions and perform and carry out any other responsibilities and duties delegated to it by the board or as the Cybersecurity Committee deems necessary or appropriate consistent with its purpose.

The Cybersecurity Committee, including the Company's director of technology, receives regular updates from the Company's management on cybersecurity matters, results of mitigation efforts, and cybersecurity incident response and remediation.

ITEM 2. PROPERTIES.

The following table lists our current leases as of December 31, 2025.

City	Description	Square Feet	Expiration Date	Status (1)
New York, NY	3 Columbus Circle- 24th Floor	31,614	7/31/2035	Partially Occupied / Partially Subleased
Philadelphia, PA	2929 Arch Street - 17th Floor	9,501	11/30/2029	Partially Occupied / Partially Subleased
Boca Raton, FL	1800 N. Military Trail - Suite 450	3,776	3/31/2032	Occupied
Paris, France	17 avenue de l'Opera	1,830	5/31/2030	Occupied
Menlo Park, CA	855 Oak Grove Avenue - Suite 203	3,369	8/1/2028	Occupied
Memphis, TN	6075 Poplar Avenue - Suite 125	2,697	1/31/2033	Occupied
Houston, TX	808 Travis St	1,000	Month-to-month	Occupied

(1)   For purposes of this table, "Partially Occupied / Partially Subleased" means we occupy a portion of the space and sublease the remaining portion to a third-party or third parties and "Occupied" means we fully utilize the space for our operations.

The properties that we occupy are used either by the Company's Capital Markets, Asset Management, or Principal Investing segments or all three. We believe that the facilities we occupy are suitable and adequate for our current operations.

ITEM 3. LEGAL PROCEEDINGS.

From time to time, the Company is a party to various routine legal proceedings, claims, and regulatory inquiries arising out of the ordinary course of the Company's business. Management believes that the results of these routine legal proceedings, claims, and regulatory matters will not have a material adverse effect on the Company's financial condition, or on the Company's operations and cash flows. However, the Company cannot estimate the legal fees and expenses to be incurred in connection with these routine matters and, therefore, is unable to determine whether these future legal fees and expenses will have a material impact on the Company's operations and cash flows. It is the Company's policy to expense legal and other fees as incurred.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information for Our Common Stock and Dividends

Our Common Stock trades under the symbol "COHN" on the NYSE American Stock Exchange. The closing price of our Common Stock was $14.49 on February 27, 2026. We had 2,448,559 shares of Common Stock outstanding held by 67 holders of record as of February 27, 2026.

Commencing on March 22, 2004, our Common Stock began trading on the NYSE under the symbol "SFO." On October 6, 2006, upon completion of our merger with Alesco Financial Trust and our name change from Sunset Financial Resources, Inc. to Alesco Financial Inc., our NYSE symbol was changed to "AFN."

On December 16, 2009, we effectuated a 1-for-10 reverse stock split. Also, our name changed from Alesco Financial Inc. to Cohen & Company Inc., we moved our listing of Common Stock from the NYSE to the NYSE American Stock Exchange (formerly known as the NYSE MKT LLC) and our trading symbol was changed to "COHN."

Effective January 21, 2011, we changed our name to Institutional Financial Markets, Inc. and our Common Stock began trading on the NYSE American Stock Exchange under the symbol "IFMI."

On September 1, 2017, we effectuated a second 1-for-10 reverse stock split and changed our name to Cohen & Company Inc. Our trading symbol was changed to "COHN."

During the third quarter of 2010, our board of directors initiated a dividend of $0.50 per quarter, which was paid regularly through December 31, 2011. Beginning in 2012, our board of directors declared a dividend of $0.20 per quarter, which was paid regularly through the first quarter of 2019. Each time a cash dividend was declared by our board of directors, a pro rata distribution was made to the other members of the Operating LLC upon payment of dividends to our stockholders. On August 2, 2019, we announced that our board of directors decided to suspend our quarterly cash dividend.

On July 29, 2021, our board of directors reinstated our quarterly dividend declaring a cash dividend of $0.25 per share. We have paid a cash dividend of $0.25 regularly since then. In addition to our routine quarterly distribution, on March 8, 2022 and December 22, 2025, our board of directors declared a special dividends of $0.75 per share and $2.00 per share, respectively. Any future determination to declare and pay dividends will be made at the discretion of our board of directors, after taking into account a variety of factors, including business, financial, and regulatory considerations as well as any limitations under Maryland law or imposed by any agreements governing our indebtedness.

Unregistered Sales of Equity Securities

None

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs
October 1, 2025 - October 31, 2025	-	$ -	-
November 1, 2025 - November 30, 2025	-	$ -	-
December 1, 2025 - December 31, 2025	-	$ -	-
Total	-		-

Equity Compensation Plans

Information on certain of our equity compensation plans, for which shares of our common stock are authorized for issuance, is included in the section of our Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act in connection with the Company's 2026 Annual Meeting of Stockholders under the headings "Cash and Equity Plan Compensation" and "Equity Compensation Plan Information" is incorporated herein by reference.

ITEM 6. [Reserved]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

"Management's Discussion and Analysis of Financial Condition and Results of Operations" is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On a regular basis, we evaluate these estimates, including fair value of financial instruments. These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

All amounts in this disclosure are in thousands (except share, unit, per share, and per unit data) except where otherwise noted.

Overview

We are a financial services company specializing in an expanding range of capital markets and asset management services. We are organized into three business segments: Capital Markets, Asset Management, and Principal Investing.

- Capital Markets: Our Capital Markets business segment consists primarily of sales, trading, underwriting, gestation repo financing, new issue placements in corporate and securitized products, and advisory services. Our sales and trading group provides trade execution to corporate investors, institutional investors, mortgage originators, and other smaller broker-dealers. We specialize in a variety of products, including but not limited to: corporate bonds and loans, SPAC equity, preferred equity, asset backed securities ("ABS"), mortgage backed securities ("MBS"), residential mortgage backed securities ("RMBS"), collateralized bond obligations ("CBOs"), collateralized mortgage obligations ("CMOs"), municipal securities, to-be-announced securities ("TBAs") and other forward agency MBS contracts, Small Business Administration ("SBA") loans, U.S. government bonds, U.S. government agency securities, brokered deposits and certificates of deposit ("CDs") for small banks, and hybrid capital of financial institutions including whole loans and other structured financial instruments. We operate our capital markets activities primarily through our subsidiaries: Cohen Securities in the United States and CCFESA in Europe. CCM, our boutique investment bank, is a division of Cohen Securities. Our Capital Markets business segment also includes unrealized and realized gains and losses on its other investments, at fair value and other investments sold, not yet purchased, at fair value that were acquired as part of our CCM business.

- Asset Management: Our Asset Management business segment manages assets within investment funds, managed accounts, joint ventures, and collateralized debt obligations ("CDOs") (collectively referred to as "Investment Vehicles"). Our Asset Management business segment includes our fee-based asset management operations, which include ongoing base and incentive management fees.

- Principal Investing: Our Principal Investing business segment is comprised of investments that we have made for the purpose of earning an investment return rather than investments made to support our trading and other Capital Markets business segment activities. These investments are included in other investments, at fair value; other investments sold, not yet purchased; and investments in equity method affiliates in our consolidated balance sheets.

We generate our revenue by business segment primarily through the following activities.

Capital Markets

- Investment banking and new issue revenue comprised of (a) origination fees for newly created financial instruments originated by us, (b) revenue from advisory services, (c) underwriting, (d) new issue revenue associated with arranging and placing the issuance of newly created financial instruments, and (e) any investment returns on financial instruments that we have acquired or received as consideration for services provided by CCM.
- Trading activities of the Company, which include execution and brokerage services, riskless trading activities as well as gains and losses (unrealized and realized) and income and expense earned on securities and derivatives classified as investments-trading; and
- Revenue earned on the Company's gestation repo financing program.

Asset Management

- Asset management fees for our on-going asset management services provided to certain Investment Vehicles, which may include fees both senior and subordinate to the securities in the Investment Vehicle, and incentive management fees earned based on the performance of the various Investment Vehicles.

<u>Principal Investing</u>

- Gains and losses (unrealized and realized) and income and expense earned on securities classified as other investments, at fair value and other investments, sold not yet purchased, which were not acquired as part of the CCM business; and
- Income and loss earned on equity method investments.

Business Environment

Our business in general and our Capital Markets business segment in particular do not produce predictable earnings. Our results can vary dramatically from year-to-year and quarter-to-quarter. Our business is materially affected by economic conditions in the financial markets, political conditions, broad trends in business and finance, the housing and mortgage markets, changes in volume and price levels of securities transactions, and changes in interest rates, including overnight funding rates, all of which can affect our profitability and are unpredictable and beyond our control. These factors may affect the financial decisions made by investors and companies, including their level of participation in the financial markets and their willingness to participate in corporate transactions. Severe market fluctuations or weak economic conditions could reduce our trading volume and revenues, negatively affect our ability to generate investment banking and new issue revenue, and adversely affect our profitability.

As a general rule, our trading business benefits from increased market volatility. Increased volatility usually results in increased activity from our clients and counterparties. However, periods of extreme volatility may at times result in clients reducing their trading volumes, which would negatively impact our results. Also, periods of extreme volatility may result in large fluctuations in securities valuations and we may incur losses on our holdings. Also, our mortgage group's business benefits when mortgage volumes increase, and may suffer when mortgage volumes decrease. Among other things, mortgage volumes are significantly impacted by changes in interest rates. In addition, as a smaller firm, we are exposed to intense competition. Although we provide financing to our customers, larger firms have a much greater capability to provide their clients with financing, giving them a competitive advantage. We are much more reliant upon our employees' relationships, networks, and abilities to identify and capitalize on market opportunities. Therefore, our business may be significantly impacted by the addition or loss of key personnel.

We try to address these challenges by (i) focusing our business on clients and asset classes that are underserved by the large firms, (ii) continuing to monitor our fixed costs to enhance operating leverage and limit our losses during periods of low volumes, and (iii) attempting to hire and retain entrepreneurial and effective traders, investment bankers, and salespeople. Our business environment is rapidly changing. New risks and uncertainties emerge continuously and it is not possible for us to predict all the risks we will face. New risks and uncertainties may negatively impact our operating performance.

A portion of our revenue is generated from net trading activity. We engage in proprietary trading for our own account, provide securities financing for our customers, and execute "riskless" trades with a customer order in hand resulting in limited market risk to us. The inventory of securities held for our own account, as well as held to facilitate customer trades, and our market making activities are sensitive to market movements.

A portion of our revenue is generated from investment banking and new issue engagements. The fees charged and volume of these engagements are sensitive to the overall business environment. We provide origination services in Europe through our subsidiary CCFESA, and investment banking and new issue services in the U.S. through our subsidiary Cohen Securities. A division of Cohen Securities, CCM is our full-service boutique investment bank providing capital markets and SPAC advisory services to corporations, financial sponsors, investors, and institutions. In some cases, CCM will receive financial instruments in lieu of cash for its investment banking and new issue engagements. In these cases, we record revenue equal to the fair value of the instruments received. Subsequent to receipt, the instruments are carried at fair value as a component of other investments, at fair value in our consolidated balance sheets. Any change in the fair value of these instruments subsequent to recording the investment banking and new issue revenue will be recorded as an adjustment to investment banking and new issue revenue in our consolidated statement of operations. Currently, our primary source of investment banking and new issue revenue is from investment banking and advisory services through CCM, as well as originating assets for our U.S. and European insurance asset management business including our U.S. Insurance JV and for our CREO JV.

A portion of our revenue is generated from management fees. Our ability to charge management fees and the amount of those fees is dependent upon the underlying investment performance and stability of the Investment Vehicles. If these types of investments do not provide attractive returns to investors, the demand for such instruments will likely fall, thereby reducing our opportunity to earn new management fees or maintain existing management fees.

A portion of our revenues is generated from our principal investing activities. Therefore, our revenues are impacted by the overall market supply and demand of these investments as well as the individual performance of each investment. Our principal investments are included within other investments, at fair value; other investments sold, not yet purchased; and investments in equity method affiliates in our consolidated balance sheets. More recently, a significant component of our principal investment revenue has come from SPAC related equity investments, primarily in entities that have been the result of sponsored SPAC business combinations or related party sponsored SPAC business combinations. Access to these investments is reliant on a robust SPAC market. Performance of the resulting principal investments can be materially impacted by overall performance of the equity markets. See note 8 to our consolidated financial statements included in this Annual Report on Form 10-K.

The SPAC Market

In 2018, we began sponsoring a series of SPACs. In addition, we invest in other SPACs at various stages of their business life cycle. Beginning in 2019, these SPAC activities have become a significant portion of our Principal Investing business segment. In August 2018, we invested in and became the general partner of a newly formed investment fund (the "SPAC Fund"), which was created for the purpose of investing in the equity interests of SPACs and SPAC sponsor entities including SPACs sponsored by us, our affiliates, and third parties. Effective April 1, 2023, all of the investors in the SPAC Fund, other than the general partner of the SPAC Fund ("Vellar GP"), redeemed all of their interests in the SPAC Fund. In 2025, we sold our remaining interest in Vellar GP.

As a complement to the SPAC Fund, we established and became manager of two newly formed umbrella limited liability companies (the "SPAC Series Funds") that issued a separate series of interest for each investment portfolio, which typically consisted of investments in the sponsor entities of individual SPACs. We are not issuing any new SPAC Series Funds, and this business is winding down. Generally, when a SPAC acquires or merges with a privately held target company, the target company winds up owning a majority of the resulting outstanding equity of the SPAC so the transaction is accounted for as a reverse merger. Private companies utilize reverse mergers with SPACs as a method of going public as an alternative to a traditional IPO. All of our business activity related to SPACs is highly sensitive to the volume of activity in the SPAC market. Volumes could be negatively impacted if target companies no longer see SPACs as an attractive alternative thereby reducing the number of suitable potential business combination targets. Also, investor demand for SPACs would be negatively impacted if the stock of SPACs that successfully complete a business combination underperform the market. If volumes of SPAC activity decline, our results of operations will likely be significantly negatively impacted.

We are exposed to public equity prices of SPACs and post-business combination SPACs through our other investments, at fair value, investments in equity method affiliates, and other investments sold, not yet purchased. As a result, we recorded significant principal transaction losses and equity method losses in certain SPAC related investments. Continued declines in the equity prices of these companies will result in further losses for us.

Margin Pressures in Fixed Income Brokerage Business

Performance in the financial services industry in which we operate is highly correlated to the overall strength of the economy and financial market activity. Overall market conditions are a product of many factors beyond our control and can be unpredictable. These factors may affect the financial decisions made by investors, including their level of participation in the financial markets. In turn, these decisions may affect our business results. With respect to financial market activity, our profitability is sensitive to a variety of factors including the volatility of the equity and fixed income markets, the level and shape of the various yield curves, and the volume and value of trading in securities.

Margins and volumes in certain products and markets within the fixed income brokerage business continue to decrease materially as competition has increased and general market activity has declined. Further, we continue to expect that competition will increase over time, resulting in continued margin pressure.

Our response to this margin compression has included: (i) building a diversified trading platform, (ii) acquiring or building out new product lines and expanding existing product lines, (iii) building a hedging execution and funding operation to service mortgage originators, (iv) building out CCM, and (v) monitoring our fixed costs. Our cost management initiatives are ongoing. However, there can be no certainty that these efforts will be sufficient. If insufficient, we will likely see a decline in profitability.

U.S. Housing Market

The mortgage group primarily earns revenue by providing hedging execution, securities financing, and trade execution services to mortgage originators and other investors in mortgage-backed securities. Therefore, this group's revenue is highly dependent on the volume of mortgage originations in the U.S. Origination activity is highly sensitive to interest rates, the U.S. job market, housing starts, sale activity of existing housing stock, as well as the general health of the U.S. economy. In addition, any new regulation that impacts U.S. government agency mortgage-backed security issuance activity, residential mortgage underwriting standards, or otherwise impacts mortgage originators will impact our business. We have no control over these external factors and there is no effective way for us to hedge against these risks. Our mortgage group's volumes and profitability will be highly impacted by these external factors.

Volatile Interest Rates, Dollar Weakness, and Inflation

The U.S. macroeconomic environment during the period was characterized by persistent interest rate volatility, continued inflationary pressure, and periods of U.S. dollar weakness. These conditions influenced investor sentiment, trading volumes, and pricing dynamics across fixed income markets, which in turn affected our operating results. Interest rate volatility remained elevated as market participants reacted to changes in monetary policy expectations, shifts in economic growth indicators, and evolving inflation data. Heightened rate movements contributed to fluctuating levels of liquidity and spread dispersion across the fixed income securities in which we transact. While volatility can create trading opportunities for our business, it can also reduce market depth and widen bid-ask spreads, which may increase transaction costs and adversely impact our ability to efficiently manage positions. Our performance is significantly influenced by the pace of U.S. mortgage activity. Mortgage origination volumes, refinancing activity, and overall housing market conditions all affect the supply, prepayment behavior, and relative value of mortgage-related securities. Periods of rising interest rates or increased rate uncertainty tend to slow mortgage activity, which can reduce trading flows and dampen client demand for certain mortgage-backed products. Conversely, periods of declining rates or stabilizing rate expectations generally support higher mortgage activity and improved trading conditions in these markets.

Although the U.S. dollar experienced periods of weakness against major currencies during the year, we have limited direct exposure to foreign currency fluctuations. As a result, dollar movements had a minimal impact on our financial results. However, broad macroeconomic trends associated with currency movements—such as changes in global capital flows or investor risk appetite—can indirectly affect liquidity and pricing in U.S. fixed income markets.

Inflation remained above historical norms for much of the period, influencing Federal Reserve policy actions and contributing to the overall rate environment. Elevated inflation increased uncertainty around the trajectory of short- and long-term interest rates, reinforcing the volatility observed across fixed income markets. These conditions required ongoing adjustments to our risk management strategies, including reassessment of interest rate hedges, duration exposure, and balance sheet positioning. Overall, the combination of volatile interest rates, dollar weakness, and persistent inflation shaped the trading environment for our business. While these factors created both challenges and opportunities, we continued to monitor macroeconomic developments closely and adapt our trading, risk management, and liquidity strategies in response to evolving market conditions.

Recent Events and Transactions

Columbus Circle SPAC

On May 19, 2025, Columbus Circle Capital Corp I (the "Columbus Circle SPAC"), a blank check company incorporated as a Cayman Islands exempted company and formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses (each a "Business Combination"), completed the sale of 25,000,000 units (the "Units") in its initial public offering (the "IPO"), which included 3,000,000 units issued pursuant to the underwriters' partial exercise of their over-allotment option.

On June 23, 2025, the Columbus Circle SPAC entered into a definitive business combination agreement with ProCap BTC, LLC, a Delaware limited liability company ("ProCap BTC"), ProCap Financial, Inc., a Delaware corporation ("ProCap Financial"), Crius SPAC Merger Sub, Inc., a Delaware corporation ("SPAC Merger Sub"), Crius Merger Sub, LLC, a Delaware limited liability company ("Company Merger Sub"), and Inflection Points Inc., d/b/a Professional Capital Management, a Delaware corporation (the "Business Combination Agreement"). Pursuant to the transactions contemplated by the Business Combination Agreement (the "Business Combination"), the Columbus Circle SPAC and ProCap BTC would merge into SPAC Merger Sub and Company Merger Sub, respectively, and become wholly-owned subsidiaries of ProCap Financial, and ProCap Financial would become a publicly traded company. Proceeds from the Business Combination, if any, after satisfaction of redemption payments to the Columbus Circle SPAC's public shareholders and transaction expenses, were expected to be used by ProCap Financial to purchase bitcoin, in connection with ProCap Financial's business plans and strategies.

On December 5, 2025, the transactions contemplated by the Business Combination were consummated (the "Closing"). Upon the Closing, Columbus Circle SPAC and ProCap BTC merged into SPAC Merger Sub and Company Merger Sub, respectively, and became wholly-owned subsidiaries of ProCap Financial. ProCap Financial became the go-forward company following the Closing. ProCap Financials' common stock and warrants commenced trading on the Nasdaq Global Market on December 8, 2025 under the symbols "BRR" and "BRRWW," respectively.

From May 19, 2025 until December 5, 2025, we consolidated the sponsor of the Columbus Circle SPAC, which treated its investment in the Columbus Circle SPAC under the equity method of accounting. The sponsor distributed all of its assets and ceased operations in December 2025. The following table shows the impact that the consolidation of the Columbus Circle SPAC sponsor had on our statement of operations during 2025.

	2025
Revenues	
Principal transactions and other income	$ 32,240
Total revenue	32,240
Operating expenses	
Compensation and benefits	15,671
Total operating expenses	15,671
Operating income / (loss)	16,569
Non-operating income / (expense)	
Income / (loss) from equity method affiliates	(2,675)
Income / (loss) before income taxes	13,894
Income tax expense / (benefit)	-
Net income / (loss)	13,894
Less: Net income (loss) attributable to the non-convertible non-controlling interest	5,854
Enterprise net income (loss)	8,040
Less: Net income (loss) attributable to the convertible non-controlling interest	-
Net income / (loss) attributable to Cohen & Company Inc.	$ 8,040

The compensation incurred above represented share-based compensation recognized upon completion of the Business Combination. See note 3 to our consolidated financial statements included in this Annual Report on Form 10-K for the discussion of our accounting policy related to equity compensation for SPACs we sponsor.

As of December 31, 2025, we held 2,151,666 shares of BRR that were allocated to us by the sponsor of the Columbus Circle SPAC, which were carried at a value of $7,595 included as a component of other investments, at fair value in our consolidated balance sheet. The BRR shares are subject to certain transfer restrictions, which restrictions will lapse and the BRR shares will no longer be subject to these transfer restrictions upon the earliest to occur of the following: (i) the second anniversary of the Closing, (ii) if the closing price of ProCap Financials' common stock equals or exceeds $10.21 per share (subject to customary adjustments) for any 20 trading days within any consecutive 30-trading day period, and (iii) if the dollar volume-weighted average price for Bitcoin (BTC) during any one hundred twenty (120)-hour period equals or exceeds $140 during any five-day period. Any further change in value of these shares until final liquidation will be recorded as principal transactions gain or loss in our consolidated statement of operations. The Company recorded a loss of ($452) on the shares of BRR from the date the Sponsor distributed the shares through December 31, 2025.

In addition, we served as underwriter and advisor to the Columbus Circle SPAC. See note 31 to our consolidated financial statements included in this Annual Report on Form 10-K. As partial consideration for these services, we received 392,000 shares of BRR and 196,000 warrants. The shares and warrants are carried at a value of $1,521 and included as a component of other investments, at fair value in our consolidated balance sheet.

Sale of Management Contracts

On March 13, 2025, we entered into a Master Transaction Agreement (the "MTA") with an affiliate of Hildene Capital Management, LLC ("Hildene"), an SEC-registered investment adviser based in Stamford, Connecticut. Hildene has been investing in CDOs backed by trust preferred securities ("TruPS") since the 2007-08 financial crisis and has extensive experience with monitoring banks and insurance companies. Pursuant to the MTA, the Company agreed to sell, assign, transfer, and convey to Hildene all of its rights and obligations in and under the Collateral Management Agreements and Collateral Administration Agreements (each a "CDO Agreement" and together, the "CDO Agreements") for (i) Alesco Preferred Funding III, Ltd., (ii) Alesco Preferred Funding IV, Ltd., (iii) Alesco Preferred Funding V, Ltd., (iv) Alesco Preferred Funding VI, Ltd., and (v) Alesco Preferred Funding VIII, Ltd. (each an "Issuer," and, collectively, the "Issuers") and all books and records with respect to each Issuer (collectively with the CDO Agreements, the "Assigned Assets"). The MTA contemplated multiple closings following the date of the MTA (each an "MTA Closing"), with each MTA Closing to occur following the satisfaction of the conditions to MTA Closing for the assignment of each CDO Agreement pursuant to the MTA. The most significant condition outside of the Company's and Hildene's control was consent of the preferred security holders of each CDO. During the year ended December 31, 2025, we received all required consents with respect to the MTA Closing, and all of the MTA Closings were consummated. No further MTA Closings will occur. We recorded a gain of $2,734, which represented the sale price of $3,500 less offsets of $766, which represented management fees received by us subsequent to March 1, 2025.

Vellar Opportunities GP, LLC

On February 25, 2025, the Operating LLC entered into (i) a Limited Liability Company Interest Purchase Agreement (the "Vellar Purchase Agreement") with Jason Capone and Solomon Cohen, who is the son of our executive chairman, Daniel G. Cohen, and (ii) a Transition Services Agreement (the "Vellar Transition Services Agreement" and, together with the Vellar Purchase Agreement, the "Vellar Agreements") with Vellar Opportunities GP LLC, a Delaware limited liability company ("Vellar GP"). Prior to entering into the Vellar Agreements, the Operating LLC was the managing member and owner of 33.4% of Vellar GP.

Pursuant to the Vellar Purchase Agreement, the Operating LLC sold all of its 33.4% interest in Vellar GP to each of Solomon Cohen and Jason Capone for an aggregate of $10. As of February 25, 2025 and as a result of the consummation of the transactions contemplated by the Vellar Purchase Agreement, we no longer had any investment in Vellar GP. Pursuant to the Vellar Purchase Agreement, the Operating LLC resigned as the managing member of Vellar GP, effective February 25, 2025. In the first quarter of 2025, we recorded a loss on sale of $836, which is included as component of principal transactions and other income in the Company's consolidated statement of operations.

Consolidated Results of Operations

The following section provides a comparative discussion of our consolidated results of operations for the specified periods. The period-to-period comparisons of financial results are not necessarily indicative of future results.

Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

The following table sets forth information regarding our consolidated results of operations for the years ended December 31, 2025 and 2024.

COHEN & COMPANY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in Thousands)

	Year Ended December 31,		Favorable / (Unfavorable)	
	2025	2024	$ Change	% Change
Revenues				
Investment banking and new issue	$ 187,608	$ 40,778	$ 146,830	360%
Net trading	47,347	36,409	10,938	30%
Asset management	8,817	9,009	(192)	(2)%
Principal transactions and other income	31,792	(6,598)	38,390	582%
Total revenues	275,564	79,598	195,966	246%
Operating expenses				
Compensation and benefits	177,518	56,388	(121,130)	(215)%
Business development, occupancy, equipment	7,897	6,617	(1,280)	(19)%
Subscriptions, clearing, and execution	15,927	9,639	(6,288)	(65)%
Professional fee and other operating	14,091	14,421	330	2%
Depreciation and amortization	724	556	(168)	(30)%
Total operating expenses	216,157	87,621	(128,536)	(147)%
Operating income / (loss)	59,407	(8,023)	67,430	840%
Non-operating income / (expense)				
Interest expense, net	(5,876)	(5,821)	(55)	(1)%
Gain on sale of management contracts	2,734	-	2,734	NM
Income / (loss) from equity method affiliates	(16,763)	21,704	(38,467)	(177)%
Income / (loss) before income taxes	39,502	7,860	31,642	403%
Income tax expense / (benefit)	(632)	(329)	303	92%
Net income / (loss)	40,134	8,189	31,945	390%
Less: Net income (loss) attributable to the non-convertible non-controlling interest	(1,913)	8,675	10,588	122%
Enterprise net income (loss)	42,047	(486)	42,533	8752%
Less: Net income (loss) attributable to the convertible non-controlling interest	27,616	(357)	(27,973)	(7836)%
Net income / (loss) attributable to Cohen & Company Inc.	$ 14,431	$ (129)	$ 14,560	11287%

Revenues

Revenues increased by $195,966, or 246%, to $275,564 for the year ended December 31, 2025, as compared to $79,598 for the year ended December 31, 2024. As discussed in more detail below, the change was comprised of (i) an increase of $146,830 in investment banking and new issue revenue; (ii) an increase of $10,938 in net trading revenue; (iii) a decrease of $192 in asset management revenue; and (iv) an increase of $38,390 in principal transactions and other income.

Investment Banking and New Issue

Investment banking and new issue revenue increased by $146,830, or 360%, to $187,608 for the year ended December 31, 2025, as compared to $40,778 for the year ended December 31, 2024.

| | Year Ended December 31, 2025 | | |
	Cash	Non-Cash	Total
CCM - Underwriting	$ 46,995	$ 14,633	$ 61,628
CCM - Advisory and other new issue	90,258	217,765	308,023
Other - Origination	3,916	-	3,916
Total	$ 141,169	$ 232,398	$ 373,567
Gains / (losses) on CCM financial instruments received as non-cash consideration			(185,959)
Investment banking and new issue			$ 187,608

| | Year Ended December 31, 2024 | | |
	Cash	Non-Cash	Net
CCM - Underwriting	$ 4,733	$ 1,423	$ 6,156
CCM - Advisory and other new issue	32,495	22,915	55,410
Other - Origination	1,856	-	1,856
Total	$ 39,084	$ 24,338	$ 63,422
Gains / (losses) on CCM financial instruments received as non-cash consideration			(22,644)
Investment banking and new issue			$ 40,778

| | Change | | |
	Cash	Non-Cash	Total
CCM - Underwriting	$ 42,262	$ 13,210	$ 55,472
CCM - Advisory and other new issue	57,763	194,850	252,613
Other - Origination	2,060	-	2,060
Total	$ 102,085	$ 208,060	$ 310,145
Gains / (losses) on CCM financial instruments received as non-cash consideration			(163,315)
Investment banking and new issue			$ 146,830

During the year ended December 31, 2025, we began classifying principal transactions income/loss related to CCM activities from principal transaction to investment banking and new issue. Specifically, $22,644 and $4,312 of revenue previously reported on the consolidated statement of operations in principal transaction revenue has been reclassified as investment banking and new issue revenue for the periods ending December 31, 2024, and 2023, respectively. These reclassifications had no effect on previously reported net income.

Our revenue earned from investment banking and new issue has been, and we expect will continue to be, volatile. We earn revenue from a limited number of engagements. Therefore, a small change in the number of engagements can result in large fluctuations in the revenue recognized. Further, even if the number of engagements remains consistent, the average revenue per engagement can fluctuate considerably. Finally, our revenue is generally earned when an underlying transaction closes (rather than on a monthly or quarterly basis). Therefore, the timing of underlying transactions increases the volatility of our revenue recognition. In addition, we often incur certain costs related to investment banking and new issue engagements. For underwritings, any costs incurred are included as a component of subscriptions, clearing, and execution. For advisory and other new issue some expenses may be recorded in professional fees and other. Finally, the change in value of our financial instruments received as consideration will also impact revenue recognized and can be volatile. All investment banking and new issue revenue is included in our Capital Markets segment. See note 29 to our consolidated financial statements included in this Annual Report on Form 10-K.

CCM is our full-service boutique investment bank providing capital markets and SPAC advisory services to corporations, financial sponsors, investors, and institutions. In addition, we generate investment banking and new issue revenue by originating new assets for the U.S. Insurance JV, CREO JV, and our PriDe Funds in Europe.

In some cases, CCM will receive financial instruments in lieu of cash for its investment banking and new issue engagements. In these cases, we record revenue equal to the fair value of the instruments received. Subsequent to receipt, the instruments are carried at fair value as a component of other investments, at fair value in our consolidated balance sheets. Any change in the fair value of these instruments subsequent to recording the investment banking and new issue revenue will be recorded as an adjustment to investment banking and new issue revenue in our consolidated statement of operations. Further, the financial instruments we receive in these cases are often (i) common stock investments that are restricted for resale for some period of time, (ii) convertible or non-convertible notes receivable that are not publicly traded, (iii) equity investments in special purpose entities that are not publicly traded, or (iv) unrestricted common stock investments in public companies with low trading volumes. As a result, it may take us a significant period of time to liquidate these financial instruments.

Net Trading

Net trading revenue increased by $10,938, or 30%, to $47,347 for the year ended December 31, 2025, as compared to $36,409 for the year ended December 31, 2024. The following table shows the detail by trading group.


NET TRADING
(Dollars in Thousands)

	Year Ended December 31,		
	2025	2024	Change
Mortgage	$ 4,322	$ 5,207	$ (885)
Gestation repo	19,213	15,152	4,061
High yield corporate	2,177	3,318	(1,141)
Agencies	3,318	2,519	799
MBS	760	15	745
SPAC equity	4,351	-	4,351
CMOs	2,659	1,426	1,233
SBAs	2,401	(45)	2,446
Structured notes	3,709	2,617	1,092
Other	4,437	6,200	(1,763)
Total	$ 47,347	$ 36,409	$ 10,938

Our net trading revenue includes unrealized gains on our trading investments, as of the applicable measurement date, which may never be realized due to changes in market or other conditions not in our control. This may adversely affect the ultimate value realized from these investments. In addition, our net trading revenue also includes realized gains on certain proprietary trading positions. Our ability to derive trading gains from such trading positions is subject to overall market conditions. Due to the volatility and uncertainty in the capital markets generally, the net trading revenue recognized during the year may not be indicative of future results. Furthermore, from time to time, some of the assets included in the investments-trading line of our consolidated balance sheets represent level 3 valuations within the FASB valuation hierarchy. Level 3 assets are carried at fair value based on estimates derived using internal valuation models and other estimates. See notes 9 and 10 to our consolidated financial statements included in this Annual Report on Form 10-K. The fair value estimates made by us may not be indicative of the final sale price at which these assets may be sold. We consider our gestation repo business to be subject to significant concentration risk. See note 11 to our consolidated financial statements included in this Annual Report on Form 10-K. All net trading revenue is included in our Capital Markets segment. See note 29 to our consolidated financial statements included in this Annual Report on Form 10-K.

Asset Management

Assets Under Management

Our AUM equals the sum of the NAV or gross assets of the Investment Vehicles we manage based on whichever measurement serves as the basis for the calculation of our management fees. Our calculation of AUM may differ from the calculations used by other asset managers and, as a result, this measure may not be comparable to similar measures presented by other asset managers. This definition of AUM is not necessarily identical to the definitions of AUM that may be used in our management agreements.


ASSETS UNDER MANAGEMENT
(Dollars in Thousands)

	As of December 31,		
	2025	2024	2023
Pride, managed accounts, and other	$ 994,170	$ 1,359,310	$ 900,263
US Insurance JV	144,127	154,001	165,969
CREO JV	192,941	263,308	296,246
Company-sponsored CDOs	101,480	965,887	995,191
Assets under management (1)	$ 1,432,718	$ 2,742,506	$ 2,357,669

(1)   The accounts we manage may employ leverage. In some cases, our fees are based on gross assets and in other cases on net assets. Finally, in the case of the SPAC Series Funds, there are no management fees earned. AUM included herein is calculated using either gross or net assets of each managed account or CDO based on whichever serves as the basis for our management fees. In the case where no management fees are earned, the net assets are included.

Asset management fees decreased by $192, or 2%, to $8,817 for the year ended December 31, 2025, as compared to $9,009 for the year ended December 31, 2024. The decrease is primarily due to the sale of our legacy Alesco CDO agreements, which closed during 2025. During the twelve months ended December 2025 and 2024, we earned a total of $737 and $1,313 in revenue from these contracts, respectively. This was partially offset by an increase in revenue generated by the Pride Funds due to higher AUM and deferred performance fees related to the PriDe Funds. All asset management revenue is included in our asset management segment. See note 29 to our consolidated financial statements included in this Annual Report on Form 10-K.

Principal Transactions and Other Income

Principal transactions and other income increased by $38,390 to $31,792 for the year ended December 31, 2025, as compared to ($6,598) for the year ended December 31, 2024.

PRINCIPAL TRANSACTIONS & OTHER INCOME
(Dollars in Thousands)

	Year Ended December 31,		
	2025	2024	Change
Interests in public companies:			
ProCap Financial, Inc. (NASDAQ:BRR)	$ 31,788	$ -	$ 31,788
Brand Engagement Network, Inc. (NASDAQ: BNAI)	(144)	(773)	629
Critical Metals Corp. (NASDAQ: CRML)	(1,843)	(1,392)	(451)
Fold Holdings, Inc. (NASDAQ: FLD)	(678)	-	(678)
Marblegate Capital Corporation (OTC:MGTE)	874	-	
Holdco Nuvo Group D.G Ltd. (OTC: NUVOQ)	-	(2,198)	2,198
Syntec Optics Holdings, Inc. (NASDAQ: OPTX)	1	(863)	864
Payoneer Global Inc. (NASDAQ: PAYO)	(1,297)	1,406	(2,703)
Rezolve AI PLC (NASDAQ: RZLV)	271	(1,386)	1,657
Tevogen Bio Holdings Inc. (NASDAQ: TVGN)	-	(401)	401
Zoomcar Holdings, Inc. (OTC: ZCAR)	-	(7,097)	7,097
CREO JV	(342)	617	(959)
U.S. Insurance JV	237	(17)	254
SFAs	1,404	1,476	(72)
Other	73	388	(315)
Total principal transactions	30,344	(10,240)	40,584
IIFC revenue share	1,867	2,557	(690)
Vellar GP	(836)	-	
All other income	417	1,085	(668)
Other income	1,448	3,642	(2,194)
Total principal transactions and other income	$ 31,792	$ (6,598)	$ 38,390

Interests in Public Companies

These investments represent our direct and indirect investments in certain public companies. These investments may be in the form of unrestricted common stock, restricted common stock, equity derivatives, convertible notes and non-convertible notes receivable, as well as equity interest in SPVs that have investments in these public companies. The name and stock symbol of each public company in which we have a direct or indirect investment is listed in the table above. The amounts shown represent the change in the fair value of our investment during each time period noted in the table.

Other Principal Investments

The CREO JV invests in primarily multi-family commercial real estate mortgage-backed loans. We carry our investment in the CREO JV at its reported NAV.

The U.S. Insurance JV invests in insurance company debt. We carry our investment in the U.S. Insurance JV at its reported NAV.

We have also engaged in several transactions known as "share forward arrangements" ("SFAs").. In a typical SFA transaction, we acquire an interest in a publicly traded company and enter into an offsetting derivative with the same company. Both the interest in the public company and the offsetting derivative are carried at fair value. The amount shown in the table above represents the net change in fair value recorded during the periods presented. The interests we hold in SFA Counterparties are included as a component of other investments, at fair value. The derivatives are included as a component of other investments sold, not yet purchased, at fair value. See note 8 to our consolidated financial statements included in this Annual Report on Form 10-K for more information regarding our SFAs.

Other principal investments consist of realized and unrealized gains and losses from other investments reported at fair value.

Other Income

Other income is comprised of an ongoing revenue share arrangement as well as other miscellaneous operating income items. The revenue share arrangement noted in the table above entitles us to a percentage of revenue earned by IIFC. The IIFC revenue share arrangement expires at the earlier of (i) the dissolution of IIFC or (ii) when we have earned a cumulative $20,000 in revenue share payments. To date, we have earned $10,042. Other income is recorded in all three of our segments. See note 29 to our consolidated financial statements included in our Annual Report on Form 10-K.

Operating Expenses

Operating expenses increased by $128,536, or 147%, to $216,157 for the year ended December 31, 2025, as compared to $87,621 for the year ended December 31, 2024. As discussed in more detail below, the change was comprised of (i) an increase of $121,130 in compensation and benefits; (ii) an increase of $1,280 in business development, occupancy, and equipment; (iii) an increase of $6,288 in subscriptions, clearing, and execution; (iv) a decrease of $330 in professional fee and other operating; and (v) an increase of $168 in depreciation and amortization.

Compensation and Benefits

Compensation and benefits increased by $121,130, or 215%, to $177,518 for the year ended December 31, 2025, as compared to $56,388 for the year ended December 31, 2024.

COMPENSATION AND BENEFITS
(Dollars in Thousands)

| | Year Ended December 31, | | |
	2025	2024	Change
Cash compensation and benefits	$ 157,305	$ 51,720	$ 105,585
Equity-based compensation - Columbus Circle SPAC	15,671	-	15,671
Equity-based compensation - Cohen & Company	4,542	4,668	(126)
Total	$ 177,518	$ 56,388	$ 121,130

Cash compensation and benefits in the table above is primarily comprised of salary, incentive compensation, severance, employer portion of payroll taxes, and benefits. Cash compensation and benefits increased by $105,585 to $157,305 for the year ended December 31, 2025, as compared to $51,720 for the year ended December 31, 2024. Our headcount increased to 126 as of December 31, 2025 from 113 as of December 31, 2024. Cash compensation increased primarily due to an increase in incentive compensation related to the increase in investment banking and new issue revenue, as well as the year over year overall improvement in operating performance.

Included in the 2025 equity-based compensation was $15,761 recognized at the completion of the business combination between ProCap Financial and Columbus Circle SPAC representing founder shares in Columbus Circle SPAC allocable to our employees. This was a one-time expense, and we should incur no further expense related to equity instruments of the Columbus Circle SPAC. The compensation incurred above represented share-based compensation recognized upon completion of the business combination. See note 3 to our consolidated financial statements included in this Annual Report on Form 10-K for the discussion of our accounting policy related to equity compensation for SPACs we sponsor. Equity-based compensation related to Cohen & Company shares was relatively unchanged.

Business Development, Occupancy, and Equipment

Business development, occupancy, and equipment increased by $1,280, or 19%, to $7,897 for the year ended December 31, 2025, as compared to $6,617 for the year ended December 31, 2024. This increase was comprised of an increase in business development of $1,271 and an increase in other occupancy of $9. Increased business development expenditures were related to our increased investment banking and new issue activities.

Subscriptions, Clearing, and Execution

Subscriptions, clearing, and execution increased by $6,288, or 65%, to $15,927 for the year ended December 31, 2025, as compared to $9,639 for the year ended December 31, 2024. The increase was comprised of an increase in subscriptions and dues of $669 and an increase in clearing and execution of $5,619. The increase in clearing and execution was mainly due to the increase in costs incurred on the higher volume on investment banking and new issue engagements including firm underwritings.

Professional Fee and Other Operating Expenses

Professional fee and other operating expenses decreased by $330, or 2%, to $14,091 for the year ended December 31, 2025, as compared to $14,421 for the year ended December 31, 2024. The decrease was the result of a decrease in other operating expense of $806, partially offset by an increase in professional fees of $476.

Depreciation and Amortization

Depreciation and amortization increased by $168, or 30%, to $724 for the year ended December 31, 2025, as compared to $556 for the year ended December 31, 2024.

Non-Operating Income and Expense

Interest Expense, net

Interest expense, net increased by $55 to $5,876 for the year ended December 31, 2025, as compared to $5,821 for the year ended December 31, 2024.

INTEREST EXPENSE
(Dollars in Thousands)

	Year Ended December 31,					
	2025		2024		Change	
Junior subordinated notes	$	4,748	$	4,695	$	53
2020/2024 Notes		1,002		740		262
Byline Credit Facility		126		76		50
Redeemable Financial Instrument - JKD Capital Partners I LTD		-		310		(310)
	$	5,876	$	5,821	$	55

See notes 19 and 20 to our consolidated financial statements included in this Annual Report on Form 10-K for additional information regarding our redeemable financial instruments and debt.

Income / (Loss) from Equity Method Affiliates

Income / (loss) from equity method affiliates decreased by $38,467 to ($16,763) for the year ended December 31, 2025, as compared to $21,704 for the year ended December 31, 2024. See note 12 to our consolidated financial statements included in this Annual Report on Form 10-K.

	Year Ended December 31,		
	2025	2024	Change
Dutch Real Estate Entities	$ 634	$ (759)	$ 1,393
Columbus Circle SPAC	(3,467)	-	(3,467)
SPAC Sponsor Entities	(13,930)	22,463	(36,393)
	$ (16,763)	$ 21,704	$ (38,467)

SPAC sponsor entities includes both indirect and direct investments in SPAC sponsor entities. Several of these SPAC sponsor entities are invested in SPACs that have completed their business combinations. Those SPAC sponsor entities hold restricted and unrestricted equity interests in the public post-merger entities. We account for our investments in SPAC sponsor entities under the equity method of accounting. If the SPAC sponsor entity distributes SPAC shares to us, we account for those SPAC shares as a component of other investments, at fair value. The following table shows the equity method income or loss included in other SPAC sponsor entities above broken out by the ultimate public company investee. For several of the investments described below, we also had an investment in the same company accounted for at fair value as a component of other investments, at fair value during the periods presented. See discussion of principal transactions above.

	Year Ended December 31,		
	2025	2024	Change
African Agriculture Holdings Inc. (OTC: AAGR)	$ -	$ (2,362)	$ 2,362
Brand Engagement Network, Inc. (NASDAQ: BNAI)	-	2,059	(2,059)
Critical Metals Corp. (NASDAQ: CRML)	(367)	4,785	(5,152)
Next.e.GO N.V. (OTC: EGOXF)	-	(279)	279
Fold Holdings, Inc. (NASDAQ: FLD)	1,409	(128)	1,537
Murano Global Investments Plc (NASDAQ: MRNO)	(14,980)	15,914	(30,894)
Holdco Nuvo Group D.G Ltd. (OTC: NUVOQ)	-	2,198	(2,198)
Rezolve AI PLC (NASDAQ: RZLV)	(109)	3,468	(3,577)
Tevogen Bio Holdings, Inc. (NASDAQ: TVGN)	-	786	(786)
Zoomcar Holdings, Inc. (OTC: ZCAR)	(138)	(2,516)	2,378
Other	255	(1,462)	1,717
	$ (13,930)	$ 22,463	$ (36,393)

See note 12 to our consolidated financial statements included in this Annual Report on Form 10-K.

Income Tax Expense / (Benefit)

Income tax expense / (benefit) was ($632) for the year ended December 31, 2025, as compared to ($329) for the year ended December 31, 2024.

	For the Year Ended December 31,		
	2025	2024	Change
Current income tax expense / (benefit)			
Federal income tax expense / (benefit)	$ -	$ -	$ -
Foreign income tax expense / (benefit)	369	118	(251)
State and local income tax expense / (benefit)	868	230	(638)
	1,237	348	(889)
Deferred income tax expense / (benefit)			
Federal income tax expense / (benefit)	(3,228)	(1)	3,227
Foreign income tax expense / (benefit)	-	-	-
State and local income tax expense / (benefit)	1,359	(676)	(2,035)
	(1,869)	(677)	1,192
	$ (632)	$ (329)	$ 303

We have significant carryforward tax assets. As of December 31, 2025, the Company had a federal net operating loss ("NOL") of approximately $72,735, which will be available to offset future taxable income, subject to limitations described below. If not used, this NOL will begin to expire in 2028. The Company also had net capital losses ("NCLs") in excess of capital gains of $59,382 as of December 31, 2025, which can be carried forward to offset future capital gains. If not used, this carryforward will begin to expire in 2026. ASC 740 requires that we record a valuation allowance against these assets so that the net asset recognized is, in management's judgment, more likely than not to be realized.

Each reporting period, management determines the expected amount of taxable income it will generate in each jurisdiction where the Company has NOLs. Management then schedules this income against each carryforward asset and determines what portion of the asset it believes is more likely than not to be realized. This determination is subjective and subject to many assumptions and factors including profitability of our business in the future, the timing of that future income as compared to carryforward asset expiration, the character of future income (ordinary or capital), and the jurisdiction in which the income will be generated. To the extent management's determination changes, an adjustment will be made to the valuation allowance resulting in deferred tax expense or benefit. In 2025, we recorded a reduction in the valuation allowance we had applied against our NOL assets because of our improved operating performance and future prospects. This resulted in a deferred tax benefit being recorded in 2025. Due to the magnitude of the Company's carryforward assets as well as the volatility of the Company's operating results, significant adjustments to the valuation allowance are likely going forward. These future adjustments may likewise result in material amounts of deferred tax benefit or expense going forward.

Net Income/ (Loss) Attributable to the Non-Convertible Non-Controlling Interest

Net income / (loss) attributable to the non-convertible non-controlling interest for the years ended December 31, 2025 and 2024 was comprised of the non-controlling interest related to member interests in consolidated subsidiaries of the Operating LLC other than interests held by us for the relevant periods. These interests are not convertible into Common Stock.

	Year Ended December 31,		
	2025	2024	Change
Vellar GP	$ 864	$ 634	$ 230
Columbus Circle SPAC	5,853	-	5,853
Other SPAC related	(8,630)	8,041	(16,671)
	$ (1,913)	$ 8,675	$ (10,588)

On February 25, 2025, the Operating LLC sold its 33.4% interest in the Vellar GP pursuant to the Vellar Purchase Agreement, and no longer consolidates Vellar GP. See notes 4, 10, and 21 to our consolidated financials included in this Annual Report on Form 10-K. Other SPAC related is mainly comprised of an entity that we consolidated but do not wholly own that invests in other SPAC sponsor entities.

Net Income / (Loss) Attributable to the Convertible Non-Controlling Interest

Net income / (loss) attributable to the convertible non-controlling interest for the years ended December 31, 2025 and 2024 was comprised of the non-controlling interest related to member interests in the Operating LLC other than interests held by us for the relevant periods.

SUMMARY CALCULATION OF CONVERTIBLE NON-CONTROLLING INTEREST
For the Year Ended December 31, 2025

	Wholly Owned Subsidiaries	Other Consolidated Subsidiaries	Total Operating LLC Consolidated	Cohen & Company Inc.	Consolidated
Net income / (loss) before tax	$ 40,150	$ (648)	$ 39,502	$ -	$ 39,502
Income tax expense / (benefit)	2,197	-	2,197	(2,829)	(632)
Net income / (loss) after tax	37,953	(648)	37,305	2,829	40,134
Other consolidated subsidiary non-controlling interest		(1,913)	(1,913)		
Net income / (loss) attributable to the Operating LLC	37,953	1,265	39,218		
Average effective Operating LLC non-controlling interest % (1)			70.42%		
Operating LLC non-controlling interest			$ 27,616		
Summary					
Other consolidated subsidiary non-controlling interest			$ (1,913)		
Operating LLC non-controlling interest			27,616		
			$ 25,703		

SUMMARY CALCULATION OF CONVERTIBLE NON-CONTROLLING INTEREST
For the Year Ended December 31, 2024

	Wholly Owned Subsidiaries	Other Consolidated Subsidiaries	Total Operating LLC Consolidated	Cohen & Company Inc.	Consolidated
Net income / (loss) before tax	$ (5,805)	$ 13,665	$ 7,860	$ -	$ 7,860
Income tax expense / (benefit)	(316)		(316)	(13)	(329)
Net income / (loss) after tax	(5,489)	13,665	8,176	13	8,189
Other consolidated subsidiary non-controlling interest		8,675	8,675		
Net income / (loss) attributable to the Operating LLC	(5,489)	4,990	(499)		
Average effective Operating LLC non-controlling interest % (1)			71.54%		
Operating LLC non-controlling interest			$ (357)		
Summary					
Other consolidated subsidiary non-controlling interest			$ 8,675		
Operating LLC non-controlling interest			(357)		
			$ 8,318		

(1)   Non-controlling interest is recorded on a quarterly basis. Because earnings are recognized unevenly throughout the year and the non-controlling interest percentage may change during the period, the average effective non-controlling interest percentage may not equal the percentage at the end of any period or the simple average of the beginning and ending percentages.

Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

The following table sets forth information regarding our consolidated results of operations for the years ended December 31, 2024 and 2023.


COHEN & COMPANY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in Thousands)


	Year Ended December 31,		Favorable / (Unfavorable)	
	2024	2023	$ Change	% Change
Revenues				
Investment banking and new issue	$ 40,778	$ 23,952	$ 16,826	70%
Net trading	36,409	30,926	5,483	18%
Asset management	9,009	7,337	1,672	23%
Principal transactions and other income	(6,598)	20,766	(27,364)	(132)%
Total revenues	79,598	82,981	(3,383)	(4)%
Operating expenses				
Compensation and benefits	56,388	52,092	(4,296)	(8)%
Business development, occupancy, equipment	6,617	5,204	(1,413)	(27)%
Subscriptions, clearing, and execution	9,639	8,965	(674)	(8)%
Professional fee and other operating	14,421	9,296	(5,125)	(55)%
Depreciation and amortization	556	563	7	1%
Total operating expenses	87,621	76,120	(11,501)	(15)%
Operating income / (loss)	(8,023)	6,861	(14,884)	(217)%
Non-operating income / (expense)				
Interest expense, net	(5,821)	(6,526)	705	11%
Income / (loss) from equity method affiliates	21,704	15,609	6,095	39%
Income / (loss) before income taxes	7,860	15,944	(8,084)	(51)%
Income tax expense / (benefit)	(329)	5,545	5,874	106%
Net income / (loss)	8,189	10,399	(2,210)	(21)%
Less: Net income (loss) attributable to the non-convertible non-controlling interest	8,675	19,590	10,915	56%
Enterprise net income (loss)	(486)	(9,191)	8,705	95%
Less: Net income (loss) attributable to the convertible non-controlling interest	(357)	(4,078)	(3,721)	(91)%
Net income / (loss) attributable to Cohen & Company Inc.	$ (129)	$ (5,113)	$ 4,984	97%

Revenues

Revenues decreased by $3,383, or 4%, to $79,598 for the year ended December 31, 2024, as compared to $82,981 for the year ended December 31, 2023. As discussed in more detail below, the change was comprised of (i) an increase of $16,826 in investment banking and new issue revenue; (ii) an increase of $5,483 in net trading revenue; (iii) an increase of $1,672 in asset management revenue; and (iv) a decrease of $27,364 in principal transactions and other income.

Investment Banking and New Issue

Investment banking and new issue revenue increased by $16,826, or 70%, to $40,778 for the year ended December 31, 2024, as compared to $23,952 for the year ended December 31, 2023.

	Year Ended December 31, 2024		
	Cash	Non-Cash	Total
CCM - Underwriting	$ 4,733	$ 1,423	$ 6,156
CCM - Advisory and other new issue	32,495	22,915	55,410
Other - Origination	1,856	-	1,856
Total	$ 39,084	$ 24,338	$ 63,422
Gains / (losses) on CCM financial instruments received as non-cash consideration			(22,644)
Investment banking and new issue			$ 40,778

	Year Ended December 31, 2023		
	Cash	Non-Cash	Net
CCM - Underwriting	$ -	$ -	$ -
CCM - Advisory and other new issue	7,925	18,248	26,173
Other - Origination	2,091	-	2,091
Total	$ 10,016	$ 18,248	$ 28,264
Gains / (losses) on CCM financial instruments received as non-cash consideration			(4,312)
Investment banking and new issue			$ 23,952

	Change		
	Cash	Non-Cash	Total
CCM - Underwriting	$ 4,733	$ 1,423	$ 6,156
CCM - Advisory and other new issue	24,570	4,667	29,237
Other - Origination	(235)	-	(235)
Total	$ 29,068	$ 6,090	$ 35,158
Gains / (losses) on CCM financial instruments received as non-cash consideration			(18,332)
Investment banking and new issue			$ 16,826

During the year ended December 31, 2025, we began classifying principal transactions income/loss related to CCM activities from principal transaction to investment banking and new issue. Specifically, $22.644 and $4,312 of revenue previously reported on the consolidated statement of operations in principal transaction revenue has been reclassified as investment banking and new issue revenue for the periods ending December 31, 2024, and 2023, respectively. These reclassifications had no effect on previously reported net income.

Our revenue earned from investment banking and new issue has been, and we expect will continue to be, volatile. We earn revenue from a limited number of engagements. Therefore, a small change in the number of engagements can result in large fluctuations in the revenue recognized. Further, even if the number of engagements remains consistent, the average revenue per engagement can fluctuate considerably. Finally, our revenue is generally earned when an underlying transaction closes (rather than on a monthly or quarterly basis). Therefore, the timing of underlying transactions increases the volatility of our revenue recognition. In addition, we often incur certain costs related to new issue engagements. For underwritings, any costs incurred are included as a component of subscriptions, clearing and execution. For advisory and other new issue some expenses may be recorded in professional fees and other. Finally, the change in value of our financial instruments received as consideration will also impact revenue recognized and can be volatile. All investment banking and new issue revenue is included in our Capital Markets segment. See note 29 to our consolidated financial statements included in this Annual Report on Form 10-K.

CCM is our full-service boutique investment bank providing capital markets and SPAC advisory services to corporations, financial sponsors, investors, and institutions. In addition, we generate investment banking and new issue revenue by originating new assets for the U.S. Insurance JV, CREO JV, and our PriDe Funds in Europe.

In some cases, CCM will receive financial instruments in lieu of cash for its investment banking and new issue engagements. In these cases, we record revenue equal to the fair value of the instruments received. Subsequent to receipt, the instruments are carried at fair value as a component of other investments, at fair value in our consolidated balance sheets. Any subsequent change in the fair value of these instruments will be recorded as an adjustment to our investment banking and new issue revenue in our consolidated statement of operations. Further, the financial instruments we receive in these cases are often (i) common stock investments that are restricted for resale for some period of time, (ii) convertible or non-convertible notes receivable that are not publicly traded, (iii) equity investments in special purpose entities that are not publicly traded, or (iv) unrestricted common stock investments in public companies with low trading volumes. As a result, it may take us a significant period of time to liquidate these financial instruments.

Net Trading

Net trading revenue increased by $5,483, or 18%, to $36,409 for the year ended December 31, 2024, as compared to $30,926 for the year ended December 31, 2023. The following table shows the detail by trading group.

NET TRADING
(Dollars in Thousands)

| | For the Year Ended December 31, | | |
	2024	2023	Change
Mortgage	$ 5,207	$ (1,276)	$ 6,483
Gestation repo	15,152	16,068	(916)
High yield corporate	3,318	4,768	(1,450)
Agencies	2,519	1,146	1,373
MBS	15	-	15
CMOs	1,426	-	1,426
SBAs	(45)	-	(45)
Structured notes	2,617	-	2,617
Other	6,200	10,220	(4,020)
Total	$ 36,409	$ 30,926	$ 5,483

Our net trading revenue includes unrealized gains on our trading investments, as of the applicable measurement date, which may never be realized due to changes in market or other conditions not in our control. This may adversely affect the ultimate value realized from these investments. In addition, our net trading revenue also includes realized gains on certain proprietary trading positions. Our ability to derive trading gains from such trading positions is subject to overall market conditions. Due to the volatility and uncertainty in the capital markets generally, the net trading revenue recognized during the year may not be indicative of future results. Furthermore, from time to time, some of the assets included in the investments-trading line of our consolidated balance sheets represent level 3 valuations within the FASB valuation hierarchy. Level 3 assets are carried at fair value based on estimates derived using internal valuation models and other estimates. See notes 9 and 10 to our consolidated financial statements included in this Annual Report on Form 10-K. The fair value estimates made by us may not be indicative of the final sale price at which these assets may be sold. We consider our gestation repo business to be subject to significant concentration risk. See note 11 to our consolidated financial statements included in this Annual Report on Form 10-K. All net trading revenue is included in our Capital Markets segment. See note 29 to our consolidated financial statements included in this Annual Report on Form 10-K.

Asset Management

Asset management fees increased by $1,672, or 23%, to $9,009 for the year ended December 31, 2024, as compared to $7,337 for the year ended December 31, 2023. The increase is primarily due to the recognition in 2024 of deferred performance fees related to certain PriDe Funds and the portfolio servicing fee on the notional amount of loans owned by the CREO JV.   All asset management revenue is included in our asset management segment. See note 29 to our consolidated financial statements included in this Annual Report on Form 10-K.

Principal Transactions and Other Income

Principal transactions and other income decreased by $27,364 to ($6,598) for the year ended December 31, 2024, as compared to $20,766 for the year ended December 31, 2023.


PRINCIPAL TRANSACTIONS & OTHER INCOME
(Dollars in Thousands)


	For the Year Ended December 31,		
	2024	2023	Change
Interests in public companies:			
Brand Engagement Network, Inc. (NASDAQ: BNAI)	$ (773)	$ -	$ (773)
Critical Metals Corp. (NASDAQ: CRML)	(1,392)	-	(1,392)
Heliogen, Inc. (OTC: HLGN)	-	(324)	324
Holdco Nuvo Group D.G Ltd. (OTC: NUVOQ)	(2,198)	-	(2,198)
Syntec Optics Holdings, Inc. (NASDAQ: OPTX)	(863)	(1,141)	278
Payoneer Global Inc. (NASDAQ: PAYO)	1,406	(95)	1,501
Rezolve AI PLC (NASDAQ: RZLV)	(1,386)	-	(1,386)
Tevogen Bio Holdings Inc. (NASDAQ: TVGN)	(401)	-	(401)
Zoomcar Holdings, Inc. (OTC: ZCAR)	(7,097)	(6)	(7,091)
CREO JV	617	901	(284)
Stoa USA Inc. / FlipOS	-	(6,847)	6,847
U.S. Insurance JV	(17)	463	(480)
SFAs	1,476	25,395	(23,919)
Bridge Loan	-	1,050	(1,050)
Other	388	(135)	523
Total principal transactions	(10,240)	19,261	(29,501)
IIFC revenue share	2,557	1,105	1,452
All other income / (loss)	1,085	400	685
Other income	3,642	1,505	2,137
Total principal transactions and other income	$ (6,598)	$ 20,766	$ (27,364)

Interests in Public Companies

These investments represent our direct and indirect investments in certain public companies. These investments may be in the form of unrestricted common stock, restricted common stock, equity derivatives, convertible notes, non-convertible notes, fair value receivables, as well as equity interest in SPVs that have investments in these public companies. The name and stock symbol of each public company in which we have a direct or indirect investment is listed in the table above. The amounts shown represent the change in the fair value of our investment in each time period noted in the table.

Other Principal Investments

The CREO JV invests in primarily multi-family commercial real estate mortgage-backed loans. We carry our investment in the CREO JV at its reported NAV.

The U.S. Insurance JV invests in insurance company debt. We carry our investment in the U.S. Insurance JV at its reported NAV.

Stoa USA Inc. / FlipOS was a private company in which we owned common equity. During 2023, Stoa USA Inc. / FlipOS announced it had ceased operations. We wrote off our investment in 2023. We have no remaining investment in Stoa USA Inc. / FlipOS.

We have engaged in several SFA transactions. In a typical SFA transaction, we acquire an interest in a publicly traded company and enter into an offsetting derivative with the same company. Both the interest in the public company and the offsetting derivative are carried at fair value. The amount shown in the table above represents the net change in fair value recorded during the periods presented. The interests we hold in SFA Counterparties are included as a component of other investments, at fair value. The derivatives are included as a component of other investments sold, not yet purchased, at fair value. See note 8 to our consolidated financial statements included in this Annual Report on Form 10-K for more information regarding our SFAs.

The bridge loan exit fee was earned on a bridge loan made to an early stage growth company.

Other principal investments consist of realized and unrealized gains and losses from other investments reported at fair value.

Other Income

Other income is comprised of an ongoing revenue share arrangement as well as other miscellaneous operating income items. The revenue share arrangement noted in the table above entitles us to a percentage of revenue earned by IIFC. The IIFC revenue share arrangement expires at the earlier of (i) the dissolution of IIFC or (ii) when we have earned a cumulative $20,000 in revenue share payments. As of December 31, 2024, we had earned $8,175. See note 29 to our consolidated financial statements included in our Annual Report on Form 10-K.

Operating Expenses

Operating expenses increased by $11,501, or 15%, to $87,621 for the year ended December 31, 2024, as compared to $76,120 for the year ended December 31, 2023. As discussed in more detail below, the change was comprised of (i) an increase of $4,296 in compensation and benefits; (ii) an increase of $1,413 in business development, occupancy, and equipment; (iii) an increase of $674 in subscriptions, clearing, and execution; (iv) an increase of $5,125 in professional fee and other operating; and (v) a decrease of $7 in depreciation and amortization.

Compensation and Benefits

Compensation and benefits increased by $4,296, or 8%, to $56,388 for the year ended December 31, 2024, as compared to $52,092 for the year ended December 31, 2023.


COMPENSATION AND BENEFITS
(Dollars in Thousands)


	Year Ended December 31,		
	2024	2023	Change
Cash compensation and benefits	$ 51,720	$ 47,701	$ 4,019
Equity-based compensation	4,668	4,391	277
Total	$ 56,388	$ 52,092	$ 4,296

Cash compensation and benefits in the table above is primarily comprised of salary, incentive compensation, severance, employer portion of payroll taxes, and benefits. Cash compensation and benefits increased by $4,019 to $51,720 for the year ended December 31, 2024, as compared to $47,701 for the year ended December 31, 2023. Our headcount decreased to 113 as of December 31, 2024 from 118 as of December 31, 2023. Cash compensation increased primarily due to an increase in incentive compensation related to the increase in investment banking and new issue revenue and income from equity method affiliates, as well as the year over year overall improvement in operating performance.

Equity-based compensation increased due to a higher number of restricted shares granted in 2024 as compared to 2023.

Business Development, Occupancy, and Equipment

Business development, occupancy, and equipment increased by $1,413, or 27%, to $6,617 for the year ended December 31, 2024, as compared to $5,204 for the year ended December 31, 2023. This increase was comprised of an increase in business development of $867 and an increase in other occupancy of $546.

Subscriptions, Clearing, and Execution

Subscriptions, clearing, and execution increased by $674, or 8%, to $9,639 for the year ended December 31, 2024, as compared to $8,965 for the year ended December 31, 2023. The increase was comprised of an increase in subscriptions and dues of $660 and an increase in clearing and execution of $14.

Professional Fee and Other Operating Expenses

Professional fee and other operating expenses increased by $5,125, or 55%, to $14,421 for the year ended December 31, 2024, as compared to $9,296 for the year ended December 31, 2023. The increase was comprised of an increase in professional fees of $1,913 and an increase in other operating expenses of $3,212. A large portion of the increase in other operating expense was the result of bad debt expense of $2,556 recorded during 2024 related to CCM accounts receivable.

Depreciation and Amortization

Depreciation and amortization decreased by $7, or 1%, to $556 for the year ended December 31, 2024, as compared to $563 for the year ended December 31, 2023.

Non-Operating Income and Expense

Interest Expense, net

Interest expense, net decreased by $705, or 11%, to $5,821 for the year ended December 31, 2024, as compared to $6,526 for the year ended December 31, 2023.

INTEREST EXPENSE
(Dollars in Thousands)

	For the Year Ended December 31,				
	2024		2023		Change
Junior subordinated notes	$	4,695	$	5,247	$	(552)
2020/2024 Notes		740		450		290
Byline Bank		76		338		(262)
Redeemable Financial Instrument - JKD Capital Partners I LTD		310		491		(181)
	$	5,821	$	6,526	$	(705)

See notes 19 and 20 to our consolidated financial statements included in this Annual Report on Form 10-K.

Income / (Loss) from Equity Method Affiliates

Income / (loss) from equity method affiliates increased by $6,095 to $21,704 for the year ended December 31, 2024, as compared to $15,609 for the year ended December 31, 2023. See note 12 to our consolidated financial statements included in this Annual Report on Form 10-K.

	Year Ended December 31,				
	2024		2023		Change
Dutch Real Estate Entities	$	(759)	$	334	$	(1,093)
SPAC Sponsor Entities		22,463		15,275		7,188
	$	21,704	$	15,609	$	6,095

SPAC sponsor entities includes both indirect and direct investments in SPAC sponsor entities. Several of these SPAC sponsor entities are invested in SPACs that have completed their business combinations. Those SPAC sponsor entities hold restricted and unrestricted equity interests in the public post-merger entities. We account for our investments in SPAC sponsor entities under the equity method of accounting. If the SPAC sponsor entity distributes SPAC shares to us, we account for those SPAC shares as a component of other investments, at fair value. The following table shows the equity method income or loss included in SPAC sponsor entities above broken out by the ultimate public company investee. For several of the investments described below, we also had an investment in the same company accounted for at fair value as a component of other investments, at fair value during the periods presented. See discussion of principal transactions above.

	Year Ended December 31,				
	2024		2023		Change
African Agriculture Holdings Inc. (OTC: AAGR)	$	(2,362)	$	2,358	$	(4,720)
Brand Engagement Network, Inc. (NASDAQ: BNAI)		2,059		(2)		2,061
Critical Metals Corp. (NASDAQ: CRML)		4,785		(72)		4,857
Next.e.GO N.V. (OTC: EGOXF)		(279)		212		(491)

Fold Holdings, Inc. (NASDAQ: FLD)	(128)		-		(128)
Murano Global Investments Plc (NASDAQ: MRNO)	15,914		(11)		15,925
Holdco Nuvo Group D.G Ltd. (OTC: NUVOQ)	2,198		(8)		2,206
Rezolve AI PLC (NASDAQ: RZLV)	3,468		(83)		3,551
Syntec Optics Holdings, Inc. (NASDAQ: OPTX)	-		4,304		(4,304)
Tevogen Bio Holdings Inc. (NASDAQ: TVGN)	786		(3)		789
Zoomcar Holdings, Inc. (OTC: ZCAR)	(2,516)		10,013		(12,529)
Other	(1,462)		(1,433)		(29)
	$ 22,463	$	15,275	$	7,188

See note 12 to our consolidated financial statements included in Item 1 of this Quarterly Report on Form 10-K.

Income Tax Expense / (Benefit)

The income tax expense / (benefit) was ($329) for the year ended December 31, 2024, as compared to $5,545 for the year ended December 31, 2023. See note 23 to our consolidated financial statements included in our Annual Report on Form 10-K.

	For the Year Ended December 31,		
	2024	2023	Change
Current income tax expense / (benefit)			
Federal income tax expense / (benefit)	$ -	$ -	$ -
Foreign income tax expense / (benefit)	118	120	2
State and local income tax expense / (benefit)	230	71	(159)
	348	191	(157)
Deferred income tax expense / (benefit)			
Federal income tax expense / (benefit)	(1)	3,205	3,206
Foreign income tax expense / (benefit)	-	-	-
State and local income tax expense / (benefit)	(676)	2,149	2,825
	(677)	5,354	6,031
	$ (329)	$ 5,545	$ 5,874

Each reporting period, management determines the expected amount of taxable income it will generate in each jurisdiction where the Company has NOLs. Management then schedules this income against each carryforward tax asset and determines what portion of the asset it believes is more likely than not to be realized. This determination is subjective and subject to many assumptions and factors including: profitability of our business in the future, the timing of that future income as compared to carryforward asset expiration, the character of future income (ordinary or capital), and the jurisdiction in which the income will be generated. To the extent management's determination changes, an adjustment will be made to the valuation allowance resulting in deferred tax expense or benefit. We recorded deferred tax expense in 2024 because expectations of future income decreased and the Company increased the valuation allowance it had applied against carryforward tax assets. Due to the magnitude of the Company's carryforward tax assets as well as the volatility of the Company's operating results, significant adjustments to the valuation allowance are likely going forward. These future adjustments may likewise result in material amounts of deferred tax benefit or expense going forward.

Net Income / (Loss) Attributable to the Non-Convertible Non-Controlling Interest

Net income / (loss) attributable to the non-convertible non-controlling interest for the years ended December 31, 2024 and 2023 was comprised of the non-controlling interest related to member interests in consolidated subsidiaries of the Operating LLC other than interests held by us for the relevant periods. These interests are not convertible into Common Stock.

| | Year Ended December 31, | | |
	2024	2023	Change
Vellar GP	$ 634	$ 14,755	$ (14,121)
Other SPAC related	8,041	4,835	3,206
	$ 8,675	$ 19,590	$ (10,915)

Prior to March 31, 2023, the Vellar GP was the general partner of the SPAC Fund but did not consolidate it. Effective April 1, 2023, the Vellar GP began consolidating the SPAC Fund. The Vellar GP primarily invested in share forward arrangements. On February 25, 2025, the Operating LLC sold its 33.4% interest in the Vellar GP pursuant to the Vellar Purchase Agreement and no longer consolidates Vellar GP. See notes 4, 10, and 21 to our consolidated financials included in this Annual Report on Form 10-K. Other SPAC related is mainly comprised of an entity that we consolidated but do not wholly own that invests in other SPAC sponsor entities.

Net Income / (Loss) Attributable to the Convertible Non-Controlling Interest

Net income / (loss) attributable to the convertible non-controlling interest for the years ended December 31, 2024 and 2023 was comprised of the non-controlling interest related to member interests in the Operating LLC other than interests held by us for the relevant periods.


SUMMARY CALCULATION OF CONVERTIBLE NON-CONTROLLING INTEREST
For the Year Ended December 31, 2024


	Wholly Owned Subsidiaries	Other Consolidated Subsidiaries	Total Operating LLC Consolidated	Cohen & Company Inc.	Consolidated
Net income / (loss) before tax	$ (5,805)	$ 13,665	$ 7,860		$ 7,860
Income tax expense / (benefit)	(316)		(316)	(13)	(329)
Net income / (loss) after tax	(5,489)	13,665	8,176	13	8,189
Other consolidated subsidiary non-controlling interest		8,675	8,675		
Net income / (loss) attributable to the Operating LLC	(5,489)	4,990	(499)		
Average effective Operating LLC non-controlling interest % (1)			71.54%		
Operating LLC non-controlling interest			$ (357)		
Summary					
Other consolidated subsidiary non-controlling interest			$ 8,675		
Operating LLC non-controlling interest			(357)		
			$ 8,318		


SUMMARY CALCULATION OF CONVERTIBLE NON-CONTROLLING INTEREST
For the Year Ended December 31, 2023


	Wholly Owned Subsidiaries	Other Consolidated Subsidiaries	Total Operating LLC Consolidated	Cohen & Company Inc.	Consolidated
Net income / (loss) before tax	$ (23,091)	$ 39,035	$ 15,944	$ -	$ 15,944
Income tax expense / (benefit)	1,972	-	1,972	3,573	5,545
Net income / (loss) after tax	(25,063)	39,035	13,972	(3,573)	10,399

Other consolidated subsidiary non-controlling interest		-	19,590	19,590
Net income / (loss) attributable to the Operating LLC		(25,063)	19,445	(5,618)
Average effective Operating LLC non-controlling interest % (1)				72.59%
Operating LLC non-controlling interest			$	(4,078)

Summary		
Other consolidated subsidiary non-controlling interest	$	19,590
Operating LLC non-controlling interest		(4,078)
	$	15,512

(1) Non-controlling interest is recorded on a quarterly basis. Because earnings are recognized unevenly throughout the year and the non-controlling interest percentage may change during the period, the average effective non-controlling interest percentage may not equal the percentage at the end of any period or the simple average of the beginning and ending percentages.

Liquidity and Capital Resources

Liquidity is a measurement of our ability to meet potential cash requirements including ongoing commitments to repay debt borrowings, make interest payments on outstanding borrowings, fund investments, and support other general business purposes. In addition, our U.S. and European broker-dealer subsidiaries are subject to certain regulatory requirements to maintain minimum levels of net capital. Historically, our primary sources of funds have been our operating activities and general corporate borrowings. In addition, our trading operations have generally been financed by use of collateralized securities financing arrangements as well as margin loans.

Certain subsidiaries of the Operating LLC have restrictions on the withdrawal of capital and otherwise in making distributions and loans. Cohen Securities is subject to net capital restrictions imposed by the SEC and FINRA that require certain minimum levels of net capital to remain in this subsidiary. In addition, these restrictions could potentially impose notice requirements or limit our ability to withdraw capital above the required minimum amounts (excess capital) whether through a distribution or a loan. CCFESA is subject to the regulations of the ACPR, which imposes minimum capital requirements. See note 25 to our consolidated financial statements included in this Annual Report on Form 10-K.

Dividends and Distributions

During the third quarter of 2010, our board of directors initiated a dividend of $0.50 per quarter, which was paid regularly through December 31, 2011. Beginning in 2012, our board of directors declared a dividend of $0.20 per quarter, which was paid regularly through the first quarter of 2019.

On July 29, 2021, our board of directors reinstated our quarterly dividend declaring a cash dividend of $0.25 per share. We have paid a cash dividend of $0.25 regularly since then. In addition to our routine quarterly distribution, on March 8, 2022 and December 22, 2025, our board of directors declared special dividends of $0.75 per share and $2.00 per share, respectively. On March 6, 2026, the board of directors declared a quarterly dividend of $0.25 per share and a special dividend of $0.70 per share both payable on April 3, 2026, to stockholders of record as of March 20, 2026. Any future determination to declare and pay dividends will be made at the discretion of our board of directors, after taking into account a variety of factors, including business, financial, and regulatory considerations as well as any limitations under Maryland law or imposed by any agreements governing our indebtedness.

Repurchases of Common Stock

The Company did not repurchase any shares of Common Stock in 2023, 2024, or 2025.

Issuances of Common Stock

On October 5, 2023, we entered into an equity distribution agreement (the "2023 Equity Agreement") relating to the ATM Program, pursuant to which we are permitted to sell an aggregate of up to $4,712 in Shares, which represented one-third of the value of the Common Stock held by non-affiliates. As of December 31, 2025, 13,500 shares had been sold under the 2023 Equity Agreement for total proceeds of $154.

See note 33 to our consolidated financial statements included in this Annual Report on Form 10-K for discussion of new equity distribution agreement entered into in 2026.

During the years ended December 31, 2025, 2024, and 2023, we had the following significant financing transactions. This excludes non-cash transactions. See notes 20 and 21 in our consolidated financial statements included in this Annual Report on Form 10-K.

During 2025:
- o We repaid the 2024 Note in the amount of $2,573.
- o We paid dividends of $2,131 and distributions to the convertible non-controlling interest of $13,000
- o We received investments of $2,669 from the non-convertible non controlling interest

During 2024:
- o We repaid our redeemable financial instrument in the amount of $2,573. The remainder was converted to the 2024 Note.
- o We paid dividends of $1,873 and distributions to the convertible non-controlling interest of $4,819
- o We paid distributions of $6,758 to the non-convertible non-controlling interest.

During 2023:
- o We drew and repaid $15,000 on a revolving line of credit.
- o We paid dividends of $1,750 and distributions to the convertible non-controlling interest of $4,344.
- o We paid distributions of $10,041 to the non-convertible non-controlling interest.

Cash Flows

We have seven primary uses for capital:

(1) *To fund the operations of our Capital Markets business segment.* Our Capital Markets business segment utilizes capital (i) to fund securities inventory to facilitate client trading activities; (ii) for risk trading for our own account; (iii) to fund our collateralized securities lending activities; (iv) for temporary capital needs associated with underwriting activities; and (v) to fund business expansion into existing or new product lines including additional capital dedicated to our mortgage group as well as our gestation repo business.

(2) *To fund the expansion of our Asset Management business segment.* We generally grow our AUM by sponsoring new Investment Vehicles. The creation of a new Investment Vehicle often requires us to invest a certain amount of our own capital to attract outside capital to manage. Also, the new Investment Vehicles often require warehouse and other third-party financing to fund the acquisition of investments. Finally, we generally will hire employees to manage new Investment Vehicles and will operate at a loss for a startup period.

(3) *To fund investments and operating losses.* We make principal investments (including sponsor and other investments in SPACs) to generate returns. We may need to raise additional debt or equity financing in order to ensure we have the capital necessary to take advantage of attractive investment opportunities.

(4) *To fund mergers or acquisitions.* We may opportunistically use capital to acquire other asset managers, individual asset management contracts, or financial services firms. To the extent our liquidity sources are insufficient to fund our future merger or acquisition activities, we may need to raise additional funding through an equity or debt offering. No assurances can be given that additional financing will be available in the future, or that, if available, such financing will be on favorable terms.

(5) *To fund potential dividends and distributions.* We sometimes pay dividends and distributions.

(6) *To fund potential repurchases of Common Stock.* We have opportunistically repurchased Common Stock in private transactions. See note 21 to our consolidated financial statements included in this Annual Report on Form 10-K.

(7) *To pay off debt as it matures.* We have indebtedness that must be repaid as it matures. See note 20 to our consolidated financial statements included in this Annual Report on Form 10-K.

If we are unable to raise sufficient capital on economically favorable terms, we may need to reduce the amount of capital invested for the uses described above, which may adversely impact earnings and our ability to pay dividends.

As of December 31, 2025 and December 31, 2024, we maintained cash and cash equivalents of $19,590 and $10,650, respectively. We generated cash from or used cash for the activities described below.


SUMMARY CASH FLOW INFORMATION
(Dollars in Thousands)


	Year Ended December 31,		
	2025	2024	2023
Cash flow from operating activities	$ 27,350	$ 9,475	$ (39,660)
Cash flow from investing activities	26,208	16,506	38,123
Cash flow from financing activities	(17,301)	(16,717)	(17,105)
Effect of exchange rate on cash	915	(324)	191
Net cash flow	37,172	8,940	(18,451)
Cash and cash equivalents, beginning	19,590	10,650	29,101
Cash and cash equivalents, ending	$ 56,762	$ 19,590	$ 10,650

See the statements of cash flows in our consolidated financial statements. We believe our available cash and cash equivalents, as well as our investment in our trading portfolio and related borrowing capacity, will provide sufficient liquidity to meet the cash needs of our ongoing operations in the near term.

2025 Cash Flows

As of December 31, 2025, our cash and cash equivalents were $56,762, representing an increase of $37,172 from December 31, 2024. The increase was attributable to cash flow from operating activities of $27,350, cash provided by investing activities of $26,208, cash used in financing activities of $17,301, and the increase in cash resulting from a change in exchange rates of $915.

The cash provided from operating activities of $27,350 was comprised of (a) net cash inflow of $71,816 related to working capital fluctuations; (b) net cash outflow of $45,098 from trading activities comprised of our investments-trading, trading securities sold, not yet purchased, securities sold under agreement to repurchase, receivables under resale agreements, and receivables and payables from brokers, dealers, and clearing agencies, as well as the changes in unrealized gains and losses on the investments-trading and trading securities sold, not yet purchased; and (c) net cash outflow from other earnings items of $632 (which represents net income or loss adjusted for the following non-cash operating items: deferred taxes, other income / (expense), non-cash advisory revenue, realized and unrealized gains and losses on other investments, at fair value, other investments sold, not yet purchased, income / (loss) from equity method affiliates, equity-based compensation, depreciation, and amortization).

The cash provided from investing activities of $26,208 was comprised of (a) $55,218 in proceeds from sales of other investments, at fair value; (b) $316 in proceeds from sales from other investments sold, not yet purchased; and (c) $1,587 in distributions received from equity method affiliates; partially offset by (d) $26,551 of purchases of other investments, at fair value; (e) $2,675 used to invest in equity method affiliates; (f) $433 as a result of the disposal of Vellar GP; and (g) $1,254 of purchases of furniture, equipment, and leasehold improvements.

The cash used in financing activities of $17,301 was comprised of (a) $2,573 used to repay debt; (b) $343 used to net settle equity awards; (c) $2,131 paid in dividends on Common Stock; (d) $13,000 paid in distributions to the convertible non-controlling interest; (e) $954 of redemptions of convertible non-controlling interest; and (f) $969 paid in distributions to the non-convertible non-controlling interest; partially offset by (g) $2,669 in proceeds from investments in non-convertible non-controlling interest.

2024 Cash Flows

As of December 31, 2024, our cash and cash equivalents were $19,590, representing an increase of $8,940 from December 31, 2023. The increase was attributable to cash flow from operating activities of $9,475, cash provided by investing activities of $16,506, cash used in financing activities of $16,717, and the decrease in cash resulting from a change in exchange rates of $324.

The cash provided from operating activities of $9,475 was comprised of (a) net cash inflow of $1,527 related to working capital fluctuations; (b) net cash inflow of $8,310 from trading activities comprised of our investments-trading, trading securities sold, not yet purchased, securities sold under agreement to repurchase, receivables under resale agreements, and receivables and payables from brokers, dealers, and clearing agencies, as well as the changes in unrealized gains and losses on the investments-trading and trading securities sold, not yet purchased; and (c) net cash outflow from other earnings items of $362 (which represents net income or loss adjusted for the following non-cash operating items: deferred taxes, other income / (expense), non-cash advisory revenue, realized and unrealized gains and losses on other investments, at fair value, other investments sold, not yet purchased, income / (loss) from equity method affiliates, equity-based compensation, depreciation, and amortization).

The cash provided from investing activities of $16,506 was comprised of (a) $78,834 in proceeds from sales of other investments, at fair value; (b) $214 in proceeds from sales from other investments sold, not yet purchased; and (c) $1,026 in distributions received from equity method affiliates; partially offset by (d) $60,675 of purchases of other investments, at fair value; (e) $1,408 of purchases of other investments sold, not yet purchased; (f) $236 used to invest in equity method affiliates, and (g) $1,249 of purchases of furniture, equipment, and leasehold improvements.

The cash used in financing activities of $16,717 was comprised of (a) $2,573 used to repay our redeemable financial instrument; (b) $189 used to net settle equity awards; (c) $1,873 paid in dividends on Common Stock; (d) $4,819 paid in distributions to the convertible non-controlling interest; (e) $659 of redemptions of convertible non-controlling interest; and (f) $6,758 paid in distributions to the non-convertible non-controlling interest; partially offset by (g) $154 in proceeds from the issuance of Common Stock.

2023 Cash Flows

As of December 31, 2023, our cash and cash equivalents were $10,650, representing a decrease of $18,451 from December 31, 2022. The decrease was attributable to cash used in operating activities of $39,660, cash provided by investing activities of $38,123, cash used in financing activities of $17,105, and the increase in cash resulting from a change in exchange rates of $191.

The cash used in operating activities of $39,660 was comprised of (a) net cash outflow of $77,599 related to working capital fluctuations; (b) net cash inflow of $65,282 from trading activities comprised of our investments-trading, trading securities sold, not yet purchased, securities sold under agreement to repurchase, receivables under resale agreements, and receivables and payables from brokers, dealers, and clearing agencies, as well as the changes in unrealized gains and losses on the investments-trading and trading securities sold, not yet purchased; and (c) net cash outflow from other earnings items of $27,343 (which represents net income or loss adjusted for the following non-cash operating items: deferred taxes, other income / (expense), non-cash advisory revenue, realized and unrealized gains and losses on other investments, at fair value, other investments sold, not yet purchased, income / (loss) from equity method affiliates, equity-based compensation, depreciation, and amortization).

The cash provided from investing activities of $38,123 was comprised of (a) $75,906 in proceeds from sales of other investments, at fair value; (b) $53,928 in proceeds from sales of other investments sold, not yet purchased, at fair value; and (c) $2,091 in proceeds from distributions from equity method affiliates; partially offset by (d) $86,021 in cash used to purchase other investments, at fair value; (e) $5,512 in cash used to purchase other investments sold, not yet purchased, at fair value; (f) $1,896 in cash used to invest in equity method affiliates; and (g) $373 in purchases of furniture, equipment, and leasehold improvements.

The cash used in financing activities of $17,105 was comprised of (a) $15,000 of cash used to repay debt; (b) $175 of cash used to settle equity awards; (c) $1,750 of cash used to pay dividends on Common Stock; (d) $4,344 in cash used for distributions to the convertible non-controlling interest; (e) $10,041 in cash used for distributions to the non-convertible non-controlling interests; partially offset by (f) $15,000 in proceeds from the issuance of debt; (g) $39 in cash proceeds from investments in the non-convertible non-controlling interests; and (h) $834 of cash used for the redemption of convertible non-controlling interest units.

Regulatory Capital Requirements

We have two subsidiaries that are licensed securities dealers: Cohen Securities in the U.S. and CCFESA in France. As a U.S. broker-dealer, Cohen Securities is subject to the Uniform Net Capital Rule in Rule 15c3-1 under the Exchange Act. CCFESA is subject to the regulations of the ACPR. The amount of net assets that these subsidiaries may distribute is subject to restrictions under these applicable net capital rules. These subsidiaries have historically operated in excess of minimum net capital requirements. Our minimum capital requirements at December 31, 2025 were as follows.


MINIMUM NET CAPITAL REQUIREMENTS
(Dollars in Thousands)

	As of December 31, 2025
U.S.	$ 250
France	714
Total	$ 964

We operate with more than the minimum regulatory capital requirement in our licensed broker-dealers. As of December 31, 2025, total net capital, or the equivalent as defined by the relevant statutory regulations, in our licensed broker-dealers was $79,119. See note 25 to our consolidated financial statements included in this Annual Report on Form 10-K. In addition, our licensed broker-dealers are generally subject to capital withdrawal notification requirements and restrictions.

Restrictions of Distributions of Capital from Cohen Securities

As of December 31, 2025, our total equity on a consolidated basis was $106,281. However, the total equity of Cohen Securities was $104,415. Therefore, only $1,866 of equity existed outside of Cohen Securities. During certain periods of time, we have generated losses or negative cash flow outside of Cohen Securities. We are dependent on taking distributions of income (and potentially returns of capital) from Cohen Securities to satisfy the cash needs outside of Cohen Securities, such as to cover losses incurred outside of Cohen Securities, to satisfy other obligations that come due outside of Cohen Securities, and to make investments outside of Cohen Securities. However, we are subject to significant limitations on our ability to make distributions from Cohen Securities such as the limitations imposed by FINRA under rule 15c3-1 (described immediately above) and limitations under our line of credit with Byline Bank (see note 20 to our consolidated financial statements included in this Annual Report on Form 10-K). Furthermore, counterparties to Cohen Securities have their own internal counterparty credit requirements. The specific requirements are not generally shared with us. However, if we take too much in capital distributions from Cohen Securities (beyond its net income), we may not be able to trade with certain counterparties, which may cause Cohen Securities' operations to deteriorate.

Securities Financing

We maintain repurchase agreements with various third-party financial institutions. There is no maximum limit as to the amount of securities that may be transferred pursuant to these agreements, and transactions are approved on a case-by-case basis. The repurchase agreements do not include substantive provisions other than those covenants and other customary provisions contained in standard master repurchase agreements. The repurchase agreements generally require us to transfer additional securities to the counterparty in the event the value of the securities then held by the counterparty in the margin account falls below specified levels and contain events of default were we to breach our obligations under the agreement. We receive margin calls from our repurchase agreement counterparties from time to time in the ordinary course of business. To date, we have maintained sufficient liquidity to meet margin calls, and we have never been unable to satisfy a margin call, however, no assurance can be given that we will be able to satisfy requests from our counterparties to post additional collateral in the future. See note 11 to our consolidated financial statements included in this Annual Report on Form 10-K.

If there were an event of default under a repurchase agreement, the counterparty would have the option to terminate all repurchase transactions existing with us and make any amount due from us to the counterparty payable immediately. Repurchase obligations are full recourse obligations to us. If we were to default under a repurchase obligation, the counterparty would have recourse to our other assets if the collateral was not sufficient to satisfy our obligations in full. Most of our repurchase agreements are entered into as part of our gestation repo business.

Our clearing brokers provide securities financing arrangements including margin arrangements and securities borrowing and lending arrangements. These arrangements generally require us to transfer additional securities or cash to the clearing broker in the event the value of the securities then held by the clearing broker in the margin account falls below specified levels and contain events of default were we to breach our obligations under such agreements.

An event of default under the clearing agreement would give the counterparty the option to terminate the clearing arrangement. Any amounts owed to the clearing broker would be immediately due and payable. These obligations are recourse to us. Furthermore, a termination of any of our clearing arrangements would result in a significant disruption to our business and would have a significant negative impact on our dealings and relationship with our customers.

The following table presents our period end balance, average monthly balance, and maximum balance at any month end for receivables under resale agreements and securities sold under agreements to repurchase.

	2025	2024
Receivables under resale agreements		
Period end	$ 357,408	$ 668,259
Monthly average	$ 619,894	$ 566,987
Maximum month end	$ 811,908	$ 743,654
Securities sold under agreements to repurchase		
Period end	$ 400,391	$ 695,966
Monthly average	$ 652,260	$ 570,715
Maximum month end	$ 840,249	$ 742,120

Fluctuations in the balance of our repurchase agreements from period-to-period and intra-period are dependent on business activity in those periods. The fluctuations in the balances of our receivables under resale agreements over the periods presented were impacted by our clients' desires to execute collateralized financing arrangements through the repurchase market or other financing products.

Average balances and period end balances will fluctuate based on market and liquidity conditions and we consider such intra-period fluctuations as typical for the repurchase market. Month-end balances may be higher or lower than average period balances.

Debt Financing

The following table summarizes our long-term indebtedness and other financing outstanding. See note 20 to our consolidated financial statements in our Annual Report on Form 10-K for more information.

DETAIL OF DEBT
(Dollars in Thousands)

Description	December 31, 2025	December 31, 2024	Interest Rate Terms	Interest (2)	Maturity
Non-convertible debt:					
12.00% senior note (the "2024 Note")	$ 2,573	$ 5,146	Fixed	12.00%	August 2026
12.00% senior note (the "2020 Note")	4,500	4,500	Fixed	12.00%	January 2026
Junior subordinated notes (1):					
Alesco Capital Trust I	28,125	28,125	Variable	8.10%	July 2037
Sunset Financial Statutory Trust I	20,000	20,000	Variable	8.10%	March 2035
Less unamortized discount	(22,303)	(22,867)			
	25,822	25,258			
Byline Credit Facility	-	-	Variable	N/A	June 2026
Total	$ 32,895	$ 34,904			

(1) The junior subordinated notes represent debt the Company owes to the two trusts noted above. The total par amount owed by the Company to the trusts is $49,614. However, the Company owns the common stock of the trusts in a total par amount of $1,489. The Company pays interest (and at maturity, principal) to the trusts on the entire $49,614 junior subordinated notes outstanding. However, the Company receives back from the trusts the pro rata share of interest and principal on the common stock held by the Company. These trusts are variable interest entities ("VIEs") and the Company does not consolidate them even though the Company holds the common stock. The Company carries the common stock on its balance sheet at a value of $0. The junior subordinated notes are recorded at a discount to par. When factoring in the discount, the yield to maturity of the junior subordinated notes as of December 31, 2025 on a combined basis was 19.07% assuming the variable rate in effect on the last day of the reporting period remains in effect until maturity.

(2) Represents the interest rate in effect as of the last day of the reporting period.

Off-Balance Sheet Arrangements

Other than as described in note 10 (derivative financial instruments) and note 18 (variable interest entities) to our consolidated financial statements included in this Annual Report on Form 10-K, there were no material off balance sheet arrangements as of December 31, 2025.

Contractual Obligations

The table below summarizes our significant contractual obligations as of December 31, 2025 and the future periods in which such obligations are expected to be settled in cash. Our junior subordinated notes are assumed to be repaid on their respective maturity dates. Excluded from the table are obligations that are short-term in nature, including trading liabilities and repurchase agreements. In addition, amortization of discount on debt is excluded.

CONTRACTUAL OBLIGATIONS
December 31, 2025
(Dollars in Thousands)

	Payment Due by Period				
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Operating lease arrangements	$ 21,637	$ 2,800	$ 5,704	$ 4,617	$ 8,516
Maturity of 2024 Notes (1)	2,573	2,573	-	-	-
Interest on 2024 Notes (1)	283	283	-	-	-
Maturity of 2020 Notes (1)	4,500	4,500	-	-	-
Interest on 2020 Notes (1)	182	182	-	-	-
Maturities on junior subordinated notes	48,125	-	-	-	48,125
Interest on junior subordinated notes (1)	41,748	3,898	7,795	7,795	22,260
Other Operating Obligations (2)	2,545	1,680	863	2	-
	$ 121,593	$ 15,916	$ 14,362	$ 12,414	$ 78,901

(1) The interest on the junior subordinated notes related to Alesco Capital Trust I is variable. The interest rate of 8.10% (based on a 90-day SOFR rate in effect as of December 31, 2025 plus 4.00%) was used to compute the contractual interest payment in each period noted. The interest on the junior subordinated notes related to Sunset Financial Statutory Trust I is variable. The interest rate of 8.10% (based on a 90-day SOFR rate in effect as of December 31, 2025 plus 4.15%) was used to compute the contractual interest payment in each period noted.
(2) Represents material operating contracts for various services.

We believe that we will be able to continue to fund our current operations and meet our contractual obligations through a combination of existing cash resources and other sources of credit. Due to the uncertainties that exist in the economy, we cannot be certain that we will be able to replace existing financing or find sources of additional financing in the future.

Critical Accounting Policies and Estimates

Our accounting policies are essential to understanding and interpreting the financial results in our consolidated financial statements. Our industry is subject to a number of highly complex accounting rules and requirements, many of which place heavy burdens on management to make judgments relating to our business. We encourage readers of this Form 10-K to read all of our critical accounting policies, which are included in note 3 to our consolidated financial statements included herein for a full understanding of these issues and how the financial statements are impacted by these judgments. Certain of these policies are considered to be particularly important to the presentation of our financial results because they require us to make assumptions and estimates about future events and apply judgments that affect the reported amounts of assets, liabilities, revenues, expenses, and the related disclosures. We base our assumptions, estimates, and judgments on historical experience, current trends, and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. On a regular basis, management reviews the accounting policies, assumptions, estimates, and judgments to ensure that our financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

We consider the accounting policies discussed below to be the policies that are the most impactful to our financial statements and also subject to significant management judgment.

Valuation of Financial Instruments

How fair value determinations impact our financial statements

All of the securities we own that are classified as investments-trading, securities sold, not yet purchased, other investments, at fair value, or other investments sold, not yet purchased are recorded at fair value with changes in fair value (both unrealized and realized) recorded in earnings.

Unrealized and realized gains and losses on securities classified as investments-trading and securities sold, not yet purchased in the consolidated balance sheets are recorded as a component of net trading revenue in the consolidated statements of operations. Unrealized and realized gains and losses on securities classified as other investments, at fair value, and other investments sold, not yet purchased in the consolidated balance sheets are either recorded as an adjustment to investment banking and new issue revenue or recorded as a component of principal transactions and other income in the consolidated statements of operations.

How we determine fair value for securities

We account for our investment securities at fair value under various accounting literature, including Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 320, *Investments — Debt and Equity Securities* ("ASC 320"), pertaining to investments in debt and equity securities and the fair value option of financial instruments in ASC 825, *Financial Instruments* ("ASC 825"). We also account for certain assets at fair value under applicable industry guidance such as: (a) FASB ASC 946, *Financial Services-Investment Companies* ("ASC 946") and (b) FASB ASC 940-320, *Proprietary Trading Securities* ("ASC 940-320")*.*

The determination of fair value is based on quoted market prices of an active exchange, independent broker market quotations, market price quotations from third-party pricing services, or, when independent broker quotations or market price quotations from third-party pricing services are unavailable, valuation models prepared by management. These models include estimates and the valuations derived from them could differ materially from amounts realizable in an open market exchange.

We adopted the fair value measurement provisions in ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"), applicable to financial assets and financial liabilities effective January 1, 2008. ASC 820 defines fair value as the price that would be received to sell the asset or paid to transfer the liability between market participants at the measurement date ("exit price"). An exit price valuation will include margins for risk even if they are not observable. In accordance with ASC 820, we categorize our financial instruments, based on the priority of the inputs to the valuation technique, into a three-level valuation hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the hierarchy under ASC 820 are described below.

Level 1 Financial assets and liabilities with values that are based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 Financial assets and liabilities with values that are based on one or more of the following: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in non-active markets; (c) pricing models with inputs that are derived, other than quoted prices, and are observable for substantially the full term of the asset or liability; or (d) pricing models with inputs that are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.

Level 3 Financial assets and liabilities with values that are based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the valuation hierarchy. In such cases, the level of the valuation hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Financial instruments carried at contract amounts with short-term maturities (one year or less) are repriced frequently or bear market interest rates. Accordingly, those contracts are carried at amounts approximating fair value. Financial instruments carried at contract amounts on our consolidated balance sheets include receivables from and payables to brokers, securities purchased under agreements to resell ("reverse repurchase agreements" or "receivables under resale agreements"), and sales of securities under agreements to repurchase ("repurchase agreements").

How we determine fair value for investments in investment funds and similar vehicles

A portion of our other investments, at fair value represents investments in investment funds and other non-publicly traded entities that have the attributes of investment companies as described in ASC 946-15-2. We estimate the fair value of these entities using the reported net asset value per share as of the reporting date in accordance with the "practical expedient" provisions related to investments in certain entities that calculated net asset value per share (or its equivalent) included in ASC 820.

Derivative Financial Instruments

We do not utilize hedge accounting for our derivatives. Accordingly, all derivatives are carried at fair value with unrealized and realized gains recognized in earnings.

If the derivative is expected to be managed by employees of our Capital Markets business segment or is a hedge for an investment classified as investments-trading, the derivative will be carried as a component of investments-trading if it is an asset or securities sold, not yet purchased if it is a liability. If the derivative is a hedge for an investment carried as a component of other investments, at fair value, the derivative will be recorded in other investments, at fair value if it is an asset or other investments sold, not yet purchased if it is a liability.

We may, from time to time, enter into derivatives as investments or to manage our risk exposures arising from (i) fluctuations in foreign currency rates with respect to our investments in foreign currency denominated investments; (ii) our investments in interest sensitive investments; (iii) our investments in various equity instruments; and (iv) our facilitation of mortgage-backed trading. Derivatives entered into by us, from time to time, may include (i) foreign currency forward contracts; (ii) purchase and sale agreements of TBAs and other forward agency MBS contracts; (iii) other extended settlement trades; (iv) equity options such as calls and puts; and (v) SFAs.

In addition to the derivatives noted above, we may from time to time enter into other securities or loan trades that do not settle within the normal securities settlement period. In those cases, the purchase or sale of the security or loan is not recorded until the settlement date. However, from the trade date until the settlement date, our interest in the security is accounted for as a derivative as either a forward purchase commitment or a forward sale commitment.

Derivatives involve varying degrees of off-balance sheet risk, whereby changes in the level or volatility of interest rates or market values of the underlying financial instruments may result in changes in the value of a particular financial instrument in excess of its carrying amount. Depending on our investment strategy, realized and unrealized gains and losses are recognized in principal transactions and other income or in net trading in our consolidated statements of operations on a trade date basis.

Accounting for Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such a determination, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent financial operations. In the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance, which would reduce the provision for income taxes.

Our policy is to record penalties and interest as a component of provision for income taxes in our consolidated statements of operations.

Our voting-controlled subsidiary, the Operating LLC, is treated as a pass-through entity for U.S. federal income tax purposes and in most of the states in which we do business. The Operating LLC is subject to entity level taxes in certain state and foreign jurisdictions. However, as a result of the AFN Merger, we acquired significant deferred tax assets and liabilities and now have significant tax attributes. Effective as of January 1, 2010, we began to be treated as a C corporation for U.S. federal and state income tax purposes.

As shown in note 23 to the consolidated financial statements contained herein, we currently have significant recognized as well as unrecognized deferred tax assets. Deferred tax assets should only be recognized to the extent that we determine we can benefit in the future from the asset. Generally, this determination is based on our estimates of our ability to generate future taxable income. This determination is complex and subject to judgment. The determination is ongoing and subject to change. If we were to change this determination in the future, a significant deferred tax benefit or deferred tax expense would be recognized as a component of earnings.

Revenue Recognition

<u>Investment banking and new issue</u>

Investment banking and new issue revenue comprised of (a) origination fees for newly created financial instruments originated by us, (b) revenue from advisory services, (c) underwriting, (d) new issue revenue associated with arranging and placing the issuance of newly created financial instruments, and (e) any investment returns on financial instruments that we have acquired or received as consideration for services provided by CCM. These revenues are recognized when we satisfy our performance obligations by providing the related services and when collectability is reasonably assured. Underwriting revenue arises from securities offerings in which we act s as an underwriter. Underwriting expenses include legal fees, selling concessions, and clearing and settlement charges incurred in connection with the underwriting activities and are recorded as a component of subscriptions, clearing and execution in the consolidated statement of operations. Underwriting revenue and expenses are recorded on a gross basis.

<u>Net trading</u>

Net trading includes: (i) all gains, losses, interest income, dividend income, and interest expense from securities classified as investments-trading and trading securities sold, not yet purchased; (ii) interest income and expense from collateralized securities transactions; and (iii) commissions and riskless trading profits. Net trading is reduced by margin interest, which is recorded on an accrual basis. We refer to investments included as a component of investments - trading and trading securities sold, not yet purchased as trading assets.

Riskless trades are transacted through our proprietary account with a customer order in hand, resulting in little or no market risk to us. Transactions that settle in the regular way are recognized on a trade date basis. Extended settlement transactions are recognized on a settlement date basis (although in cases of extended settlement trades, the unsettled trade is accounted for as a derivative between trade and settlement date). See notes 3 and 10 to our consolidated financial statements included in this Annual Report on Form 10-K. The investments classified as trading are carried at fair value. The determination of fair value is based on quoted market prices of an active exchange, independent broker market quotations, market price quotations from third-party pricing services or, when independent broker quotations or market price quotations from third-party pricing services are unavailable, valuation models prepared by our management. The models include estimates, and the valuations derived from them could differ materially from amounts realizable in an open market exchange. See note 9 to our consolidated financial statements included in this Annual Report on Form 10-K.

<u>Asset management</u>

Asset management revenue consists of management fees earned from Investment Vehicles. In the case of CDOs, the fees earned by us generally consist of senior, subordinated, and incentive fees.

The senior asset management fee is generally senior to all the securities in the CDO capital structure and is recognized on a monthly basis as services are performed. The senior asset management fee is generally paid on a quarterly basis.

The subordinated asset management fee is an additional payment for the same services but has a lower priority in the CDO cash flows. If the CDO experiences a certain level of asset defaults and deferrals, these fees may not be paid. There is no recovery by the CDO of previously paid subordinated asset management fees. It is our policy to recognize these fees on a monthly basis as services are performed. The subordinated asset management fee is generally paid on a quarterly basis. However, if we determine that the subordinated asset management fee will not be paid (which generally occurs on the quarterly payment date), we will stop recognizing additional subordinated asset management fees on that particular CDO and will reverse any subordinated asset management fees that are accrued and unpaid. We will begin accruing the subordinated asset management fee again if payment resumes and, in management's estimate, continued payment is reasonably assured. If payment were to resume but we were unsure of continued payment, we would recognize the subordinated asset management fee as payments were received and would not accrue such fees on a monthly basis.

The incentive management fee is an additional payment, made typically after five to seven years of the life of a CDO, which is based on the clearance of an accumulated cash return on investment ("Hurdle Return") received by the most junior CDO securities holders. It is an incentive for us to perform in our role as asset manager by minimizing defaults and maximizing recoveries. The incentive management fee is not ultimately determined or payable until the achievement of the Hurdle Return by the most junior CDO securities holders. We recognize incentive fee revenue when it is probable and there is not a significant chance of reversal in the future.

In the case of Investment Vehicles other than CDOs, generally we earn a base fee and, in some cases, an incentive fee. Base fees will generally be recognized monthly as services are performed and will be paid monthly or quarterly. The contractual terms of each arrangement will determine our revenue recognition policy for incentive fees in each case. However, in all cases, we recognize the incentive fees when they are probable and there is not a significant chance of reversal in the future.

<u>Principal transactions and other income</u>

Principal transactions include all gains, losses, and income (interest and dividend) from financial instruments classified as other investments, at fair value and other investments sold, not yet purchased in the consolidated balance sheets other than those received as compensation for investment banking and new issue revenue engagements.

The investments classified as other investments, at fair value and other investments sold, not yet purchased are carried at fair value. The determination of fair value is based on quoted market prices of an active exchange, independent broker market quotations, market price quotations or models from third-party pricing services, or, when independent broker quotations or market price quotations or models from third-party pricing services are unavailable, valuation models prepared by management. These models include estimates, and the valuations derived from them could differ materially from amounts realizable in an open market exchange. Dividend income is recognized on the ex-dividend date.

Other income / (loss) includes foreign currency gains and losses, interest earned on cash and cash equivalents, interest earned and losses incurred on notes receivable, and other miscellaneous income including revenue from revenue sharing arrangements.

Variable Interest Entities

FASB ASC 810, *Consolidation* ("ASC 810") contains the guidance surrounding the definition of VIEs, the definition of variable interests, and the consolidation rules surrounding VIEs. In general, VIEs are entities in which equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. As a general matter, a reporting entity must consolidate a VIE when it is deemed to be the primary beneficiary. The primary beneficiary is the entity that has both (a) the power to direct the matters that most significantly impact the VIE's financial performance and (b) a significant variable interest in the VIE.

We can potentially become involved with a VIE in three main ways:

Our Investment Portfolio

For each investment made within the investment portfolio, we assess whether the investee is a VIE and if we are the primary beneficiary. If we determine the entity is a VIE and we are the primary beneficiary, we will consolidate it.

Our Asset Management Activities

For each investment management contract we enter into, we will assess whether the entity being managed is a VIE and if we are the primary beneficiary. If we determine the entity is a VIE and we are the primary beneficiary, we will consolidate it.

Our Trading Portfolio

From time to time, we may have an interest in a VIE through the investments we make as part of our trading activities. Because of the high volume of trading activity in which we engage, we do not perform a formal assessment of each individual investment within our trading portfolio to determine if the investee is a VIE and if we are the primary beneficiary. Even if we were to obtain a variable interest in a VIE through our trading portfolio, we would not be deemed to be the primary beneficiary for two main reasons: (a) we do not usually obtain the power to direct activities that most significantly impact any investee's financial performance and (b) a scope exception exists within the consolidation guidance for cases where the reporting entity is a broker-dealer and any control (either as the primary beneficiary of a VIE or through a controlling interest in a voting interest entity) was deemed to be temporary. In the unlikely case that we obtained the power to direct activities and obtained a significant variable interest in an investee in our trading portfolio that was a VIE, any such control would be deemed to be temporary due to the rapid turnover within the trading portfolio.

Stock Compensation

We account for stock compensation according to FASB ASC 718, *Stock Compensation* ("ASC 718"). In the periods presented herein, we had three different types of grants that fall under ASC 718.

First, we sometimes grant restricted common stock in Cohen & Company Inc. to employees and directors. These grants vest over a period of time and only have service based vesting criteria. In these cases, we determine the fair value of the grants by taking the closing stock price of Cohen & Company Inc. on the day prior to the grant date and multiplying it by the number of restricted shares granted. We recognize the expense over the service period on a straight-line basis. We assume no forfeitures up front and record forfeitures as they occur by reducing expense. The recipient is entitled to dividends that are declared and paid during the vesting period but they are paid only if (and to the extent) the restricted share grant ultimately vests.

Second, we sometimes grant operating units of the Operating LLC to employees. These grants also vest over a period of time and only have service based vesting criteria. Because there is a fixed exchange ratio between units of the Operating LLC and shares of Cohen & Company Inc., the fair value of the grant is calculated by taking the closing stock price of Cohen & Company Inc. on the day prior to the grant date, adjusting for the exchange ratio, and then multiplying by the number of units of the Operating LLC granted. We recognize the expense over the service period on a straight-line basis. We assume no forfeitures up front and record forfeitures as they occur by reducing expense. The recipient is entitled to distributions that are declared and paid during the vesting period but they are paid only if (and to the extent) the unit grant ultimately vests.

Third, employees sometimes invest in the membership interests of consolidated SPAC sponsor entities (Insurance SPAC Sponsor Entities, Insurance SPAC II Sponsor Entities, Insurance SPAC III Sponsor Entities, and Columbus Circle SPAC Sponsor Entities). Because these entities are consolidated and the employees are investing in the consolidated company's non-controlling interest, these equity interests fall under ASC 718. Generally, the employee invests a de minimis amount and receives an allocation of the founder shares held by the sponsor entity. The investment does not have any explicit vesting criteria associated with it. Generally, the employee's investment will be worthless if the SPAC is liquidated and it will become worth something if the SPAC completes its business combination. Therefore, we treat these grants as having a performance condition (i.e. the completion of the SPAC business combination). Further, at the time of the investments, we treat this performance condition as being non-probable. The effect of this is that we record no expense related to these investments until (and only if) the business combination is completed. Upon completion of the business combination, we record compensation expense in an amount equal to the fair value of the grant. The fair value of the grant is equal to the public trading price of the SPAC on the date of the grant adjusted for certain sale restrictions imposed on the shares the employee receives (generally, they are restricted for sale for some time period and subject to certain hurdle prices before they become freely tradeable). We use a Monte Carlo simulation model to determine the appropriate discount to place on shares that are subject to hurdle prices. The compensation amount is recorded with an offsetting credit to non-controlling interest. From that point forward, the shares received by the employee are treated as part of the non-controlling interest and allocated income, expense, gains, and losses accordingly until the applicable sponsor entity is liquidated or otherwise de-consolidated.

Investments in Special Purpose Acquisition Companies ("SPACs") Sponsor Entities

We invest in the sponsor entities of SPACs. The sponsor entities are limited liability companies (each an "LLC") that pool their members' interests and invest in the private placement and founder shares (together, sponsor shares) of a SPAC. The SPAC will also raise funds in a public offering and seek to complete a business combination within an agreed upon time frame. The SPAC will use the proceeds raised from the sponsor shares to pay transaction and operating expenses during the period it is seeking a business combination. The proceeds of the public offering are placed in an interest bearing trust and can only be used to complete the business combination and pay taxes on the interest earned. Generally, the public investors must approve any business combination prior to its effectiveness. If a business combination is not completed within the agreed upon time frame, the SPAC will liquidate and return the public investors' investment to them. If there are funds remaining after liquidation, the sponsor entities may receive some portion of their investment back, but it is likely they will suffer a total loss of their investment. If the business combination is completed, the sponsor entities' private placement in the SPAC will entitle them to a combination of unrestricted common, restricted common, and (in some cases) warrants of the post-business combination SPAC (which is a publicly traded company). The following summarizes our accounting policies related to our investments in these entities:

- The sponsor entities are LLCs that give all important decision making rights to their respective managing member. Furthermore, the other members of the LLC cannot replace the managing member. Accordingly, we concluded that the sponsor entities are VIEs and the managing member has the power to direct its most important economic activities. In all cases where we are the managing member of a sponsor entity, we also have had a significant economic interest in such sponsor entity and therefore consolidate such sponsor entity.
- In all cases where we consolidated a sponsor entity, we determined that the sponsor entity's private placement investment in the SPAC that it sponsors should be treated as an equity method investment during the SPAC's pre-business combination period. Furthermore, due to the difficulty of determining the fair value of such an investment in the SPAC's pre-business combination period, we have chosen to not elect the fair value option.
- If a SPAC completes its business combination, the sponsor entity's investment in the SPAC will be converted to a combination of unrestricted and restricted shares in the post-business combination SPAC. At this point (assuming we consolidate the sponsor entity), we will account for the shares received at fair value. We will reclassify any remaining equity method investment balance to other investments, at fair value and record principal transactions income for the difference. We will record non-controlling interest expense for the SPAC shares that are distributable to the non-controlling interest holders of the sponsor entity. The fair value of the unrestricted shares received is equal to the public trading price of the SPAC on the date of the business combination. The fair value of the restricted shares received is adjusted downwards from the public trading price for certain sale restrictions imposed (generally, they are restricted for sale for some time period and subject to certain hurdle prices before they become freely tradeable). We use a Monte Carlo simulation model to determine the appropriate discount to place on shares that are subject to hurdle prices. In the case of a SPAC business combination where we consolidate the sponsor entity, generally there is also an equity-based compensation entry to be recorded at the date of the business combination. See the equity-based compensation section above. We will continue to mark the sponsor entity's investment in the SPAC to market and record principal transactions income or loss and offsetting non-controlling interest income or expense until the sponsor entity itself distributes all of the SPAC shares it owns to its members and liquidates. At that point, we will hold the SPAC shares directly (rather than through a consolidated subsidiary) and will record principal transaction income and loss until the SPAC shares themselves are liquidated.
- We also invest in sponsor entities that we do not consolidate because we are not the managing member of such sponsor entity or otherwise do not have the power to direct the sponsor entity's most important activities. In these cases, we treat our investment in the sponsor entity as an equity method investment. Furthermore, due to the difficulty of determining the fair value of such an investment in the applicable SPAC's pre-business combination period, we have chosen to not elect the fair value option.

- If a SPAC completes a business combination and we have an equity method investment in the associated sponsor entity, the sponsor entity will record income equal to the difference between the fair value of the restricted and unrestricted shares it will receive and the carrying value of its equity method investment in the SPAC. We will recognize our share of this gain as income from equity method affiliates. The sponsor entity will continue to mark its investment in the SPAC to market after the business combination and we will recognize our share of the change in fair value as income or loss from equity method affiliates. Once the sponsor entity distributes our allocable share of the SPAC shares it owns, we will reclassify our investment from investment in equity method affiliate to other investments, at fair value as we will then hold the SPAC shares directly (rather than through an equity method investee). We will then record principal transactions income and loss until the SPAC shares themselves are liquidated.
- If a SPAC liquidates and we have an investment in it (either directly in the case of consolidated sponsor entities or indirectly in the case of equity method sponsor entities), we will write-off our remaining equity method balance and record a loss on the equity method investment. In the case of consolidated sponsor entities, we will also record an offsetting entry to non-controlling interest.

Share Forward Arrangements

We have also engaged in several transactions known as "share forward arrangements" ("SFAs"). In a typical SFA transaction, we acquire an interest in a publicly traded company (referred to as the "SFA Counterparty") through open market purchases, direct acquisitions from the SFA Counterparty, or a combination thereof. These interests can take the form of unrestricted common shares, restricted common shares, equity derivatives, or fair value receivables. Upon acquiring these interests, we enter into an SFA derivative arrangement with the SFA Counterparty. In cases where we acquire our interests in the SFA Counterparty through open market purchases, the SFA generally requires an up-front payment to us from the SFA Counterparty. The amount of this up-front payment equals the cost we paid for our interests in the SFA Counterparty, less a shortfall amount in certain cases. To fund the shortfall portion of the initial investment, we will utilize available cash on hand or available financing. The SFA stipulates that we must make a payment to the SFA Counterparty on a certain maturity date. Depending on the terms of the SFA, this payment may be made in cash, by returning the interests we acquire in the SFA Counterparty, or through a combination of both. In some cases, the SFA requires the payment to be made exclusively in cash. Importantly, the SFA does not obligate us to hold the interests which we acquired in the SFA Counterparty. Following the execution of the SFA, we are free to sell the interests we acquired in the SFA Counterparty (assuming the interests themselves are not restricted from transfer). Additionally, SFAs generally include a feature whereby if we hold the interests we acquired in the SFA Counterparty until maturity or another agreed-upon date, we become eligible to receive an additional payment from the SFA Counterparty, either in cash or in additional interests in the SFA Counterparty. Such a payment is known as the "Maturity Consideration." Furthermore, SFAs usually include a provision allowing us to terminate the SFA, either in whole or in part, before its maturity by making an agreed-upon payment based on an amount defined in the SFA (the "Reset Price"). The Reset Price may either remain fixed throughout the term of the SFA, or fluctuate based on certain calculations within the SFA. SFAs also impose various obligations on the SFA Counterparty, which may include registering a predetermined number of the interests in the SFA Counterparty (subject to the SFA) with the SEC, maintaining the listing of the SFA Counterparty securities on a national exchange, and/or that the closing price of the SFA Counterparty's shares on the public exchange does not fall below a predetermined price for a specific period of time. If any of these SFA Counterparty obligations are breached or not satisfied, we may have the right to terminate the SFA and accelerate the payment of the Maturity Consideration upon termination. The SFAs provide the right of set off in the case of Maturity Consideration, thereby allowing us to keep the interests we hold in the SFA Counterparty and offset the Maturity Consideration we are owed following termination of the applicable SFA.

We account for SFA transactions as follows:

● The interests in public companies that we own are carried at fair value. Refer to note 9 for further details on determining the fair value of unrestricted common shares, restricted common shares, equity derivatives, or fair value receivables.

● The derivative obligation arising from the SFA is also carried at fair value. Fair value represents the amount we would need to pay to settle the SFA obligation at any reporting period date. If the SFA provides us with multiple methods of settling the obligation, we will choose the most advantageous one to value the derivative obligation. In performing this calculation, only settlement methods contractually available to us at the reporting date will be considered (i.e., ones available at some future date will not be considered). For instance, if we may terminate the SFA early by either returning common shares or making a cash payment based on the Reset Price, the liability will be valued at the lower of: (i) the fair value of the common shares and (ii) the cash amount based on the Reset Price.

● We do not recognize any Maturity Consideration as revenue until it is earned under the contract, either by meeting the hold period requirement or due to a breach of obligation by the SFA Counterparty that enables us to terminate the SFA early.

● In cases where we earn Maturity Consideration and the amount we are owed exceeds the fair value of the interest we own that is available to offset, we will consider the probability of payment of the remaining Maturity Consideration based on the credit quality of the SFA Counterparty and general market conditions. If we determine that the collection of the remaining Maturity Consideration owed is not probable, we will not record the unpaid portion.

Recent Accounting Pronouncements

The following is a list of recent accounting pronouncements that, we believe, will have a continuing impact on our financial statements going forward. For a more complete list of recent pronouncements, see note 3 to our consolidated financial statements included in this Annual Report on Form 10-K.

In November 2024, the FASB issued ASU 2024-03, *Income Statement — Reporting Comprehensive Income Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses.* The ASU requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statements. The ASU is effective for all entities for annual reporting periods beginning after December 15, 2025 and interim reporting periods within those annual reporting periods. We are currently evaluating the new guidance to determine the impact it may have on our consolidated financial statements.

In November 2024, the FASB issued ASU 2024-04, *Debt— Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments,* which clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion or extinguishment of convertible debt. The ASU is effective for annual reporting periods beginning after December 15, 2025, and interim periods within those annual periods. We are currently evaluating the new guidance to determine the impact it may have on our consolidated financial statements.

In May 2025, the FASB issued ASU 2025-03, *Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity.* The ASU revises current guidance for determining the accounting acquirer for a transaction effected primarily by exchanging equity interests in which the legal acquiree is a variable interest entity that meets the definition of a business. The amendments require an entity to consider the same factors that are currently required for determining which entity is the accounting acquirer in other acquisition transactions. The ASU is effective for annual reporting periods beginning after December 15, 2026 and interim reporting within those annual reporting periods. Early adoption is permitted in an interim or annual reporting period in which financial statements have not yet been issued (or made available for issuance). We are currently evaluating the new guidance to determine the impact it may have on our consolidated financial statements.

In May 2025, the FASB issued ASU 2025-04, *Compensation— Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer.* The amendments in this ASU affect the timing of revenue recognition for entities that offer to pay share-based consideration (e.g., equity instruments) to a customer (or to other parties that purchase the entity's goods or services from the customer) to incentivize the customer (or its customers) to purchase its goods and services. Specifically, the amendments clarify the requirements for share-based consideration payable to a customer that vests upon the customer purchasing a specified volume or monetary amount of goods and services from the entity. The ASU is effective for annual reporting periods beginning after December 15, 2026 and interim reporting within those annual reporting periods. Early adoption is permitted in an interim or annual reporting period in which financial statements have not yet been issued (or made available for issuance). We are currently evaluating the new guidance to determine the impact it may have on our consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets.* The amendments provide all entities with a practical expedient to assume that current conditions as of the balance sheet date do not change for the remaining life of the assets when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. The ASU is effective for annual reporting periods beginning after December 15, 2025 and interim periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available issuance. We are currently evaluating the new guidance to determine the impact it may have on our consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, *Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software.* The amendments in this ASU require that an entity capitalize software costs when both management has authorized and committed to funding the software project, and it is probable that the project will be completed and the software will be used to perform the function intended (referred to as the "probable-to-complete recognition threshold"). In evaluating the probable-to complete recognition threshold, an entity is required to consider whether there is significant uncertainty associated with the development activities of the software. The ASU is effective for all entities for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. We are currently evaluating the new guidance to determine the impact it may have on our consolidated financial statements.

In September 2025, the FASB issued ASU 2025-07, *Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract.* The ASU clarifies derivative scope exceptions for certain contracts with underlings that are based on the operations or activities of one of the parties to the contract. The ASU also clarifies the applicability of ASC Topic 606, Revenue from Contracts with Customers, and its interaction with other ASC Topics (including ASC Topic 815 on derivatives and hedging and ASC Topic 321 on equity securities), in the accounting for share-based noncash consideration (such as warrants or shares) received from a customer for the transfer of goods or services. The ASU is effective for annual periods beginning after December 15, 2026 and interim periods within those periods. We are currently evaluating the new guidance to determine the impact it may have on our consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, *Interim Reporting (Topic 270) Narrow- Scope Improvements*. The amendments in this ASU do not change the fundamental nature of interim reporting or expand or reduce current interim disclosure. The amendments in this ASU clarify the guidance in ASC Topic 270 by providing a comprehensive list of required interim disclosures and codifying a disclosure principle that requires the Company to disclose events and changes that occur after the end of the most recent annual reporting period that have a material impact on its consolidated financial statements. The amendments in this ASU are effective for interim periods within annual reporting periods beginning after December 15, 2027. We are currently evaluating the new guidance to determine the impact it may have on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-12, *Codification Improvements. (Topic 815)* The amendments in this ASU update the FASB Accounting Standards Codification for a broad range of Topics arising from technical corrections, unintended application of the Codification, clarifications, and other minor improvements. . The amendments in this ASU are effective for all entities for annual periods beginning after December 15, 2026, and interim periods within those annual periods. We are currently evaluating the new guidance to determine the impact it may have on its consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

All amounts in this section are in thousands unless otherwise noted.

Market Risk

Market risk is the risk of economic loss arising from the adverse impact of market changes to the market value of our trading and investment positions. Market risk is inherent to both derivative and non-derivative financial instruments, and accordingly, the scope of our market risk management procedures extends beyond derivatives to include all market risk sensitive financial instruments. For purposes of analyzing the components of market risk, we have broken out our investment portfolio into three broad categories, plus debt as described below.

Fixed Income Securities: We hold, from time to time, the following securities: U.S. Treasury securities, U.S. government agency MBS, U.S. government agency debt securities, CMOs, non-government MBS, corporate bonds, non-redeemable and redeemable preferred stock, municipal bonds, certificates of deposits, residential loans, whole loans, and unconsolidated investments in the middle and senior tiers of securitization entities and TruPS. We attempt to mitigate our exposure to market risk by entering into economic hedging transactions, which may include TBAs. The fixed income category can be broadly broken down into two subcategories: fixed rate and floating rate.

Floating rate securities are not in themselves particularly sensitive to interest rate risk. As they generally accrue interest income at a variable rate, the movement in interest rates typically does not impact their fair value. Fluctuations in their current income due to variations in interest rates are generally not material to us. Floating rate securities are subject to other market risks such as: default risk of the underlying issuer, changes in the issuer's credit spreads, prepayment rates, investor demand, and supply of securities within a particular asset class or industry class of the ultimate obligor. The sensitivity to any individual market risk can be difficult to quantify.

The fair value of fixed rate securities is sensitive to changes in interest rates. However, fixed rate securities that have low credit ratings or represent junior interests in securitizations are not particularly interest rate sensitive. In general, when we acquire interest rate sensitive securities, we enter into an offsetting short position for a similar fixed rate security. Alternatively, we may enter into other interest rate hedging arrangements such as interest rate swaps or Eurodollar futures. We measure our net interest rate sensitivity by determining how the fair value of our net interest rate sensitive assets would change as a result of a 100 basis points ("bps") adverse shift across the entire yield curve. Based on this analysis, as of December 31, 2025, we would have incurred a loss of $1,543 if the yield curve rose 100 bps across all maturities and a gain of $1,539 if the yield curve fell 100 bps across all maturities. As of December 31, 2024, we would have incurred a loss of $3,159 if the yield curve rose 100 bps across all maturities and a gain of $3,156 if the yield curve fell 100 bps across all maturities.

Equity Securities: We hold equity interests in both public and private entities. These investments are subject to equity price risk. Equity price risk results from changes in the level or volatility of underlying equity prices, which affect the value of equity securities or instruments that in turn derive their value from a particular stock. We also hold a significant amount of equity in public companies that recently completed a merger with a SPAC we sponsored or invested in. A significant portion of the equity we hold in these types of entities are subject to sale restrictions. We attempt to reduce the risk of loss inherent in our inventory of equity securities by closely monitoring those security positions or in some cases entering into derivatives trades to hedge this exposure. We also have had equity investments in entities where the investment is denominated in a foreign currency, or where the investment is denominated in U.S. Dollars but the investee primarily makes investments in foreign currencies. The fair values of these investments are subject to change as the spot foreign exchange rate between these currencies and the U.S. Dollar (our functional currency) fluctuates. We may, from time to time, enter into foreign exchange rate derivatives to hedge all or a portion of this risk. We measure our net equity price sensitivity and foreign currency sensitivity by determining how the net fair value of our equity price sensitive and foreign exchange sensitive assets would change as a result of a 10% adverse change in equity prices or foreign exchange rates. Based on this analysis, as of December 31, 2025, our equity price sensitivity was $5,142 and our foreign exchange currency sensitivity was $0. As of December 31, 2024, our equity price sensitivity was $1,189 and our foreign exchange currency sensitivity was $0.

Other Securities: These investments are primarily made up of residual interests in securitization entities. The fair value of these investments will fluctuate over time based on a number of factors including, but not limited to, liquidity of the investment type, the credit performance of the individual assets and issuers within the securitization entity, the asset class of the securitization entity and the relative supply of and demand for investments within that asset class, credit spreads in general, the transparency of valuation of the assets and liabilities of the securitization entity, and investors' view of the accuracy of ratings prepared by the independent rating agencies. The sensitivity to any individual market risk cannot be quantified.

Debt: In addition to the risks noted above, we incur interest rate risk related to our debt obligations. We have debt that accrues interest at either variable rates or fixed rates. As of December 31, 2025, a 100 bps change in the three-month SOFR would have resulted in a change in our annual cash to be paid for interest in the amount of $481. A 100 bps adverse change in the market yield to maturity would have resulted in an increase in the fair value of the debt in the amount of $2,462 as of December 31, 2025.

Counterparty Risk and Settlement Risk

We are subject to counterparty risk primarily in two areas: (1) our collateralized securities transactions described in note 11 to our consolidated financial statements included in this Annual Report on Form 10-K and (2) our TBA and other forward agency MBS activities described in note 10 to our consolidated financial statements included in this Annual Report on Form 10-K. With respect to the gestation repo financing activities, our risk is that the counterparty does not fulfill its obligation to repurchase the underlying security when it is due. In this case, we would typically liquidate the underlying security, which may result in a loss if the security has declined in value in relation to the balance due from the counterparty under the reverse repurchase agreement.

With respect to our TBA and other forward agency MBS activities, our risk is that the counterparty does not settle the TBA trade on the scheduled settlement date. In this case, we would have to execute the trade, which may result in a loss based on market movement in the value of the underlying trade between its initial trade date and its settlement date (which in the case of TBAs can be as long as 90 days). If we were to incur a loss under either of these activities, we have recourse to the counterparty pursuant to the underlying agreements.

Finally, we have general settlement risk in all of our regular way fixed income and equity trading activities. If a counterparty fails to settle a trade, we may incur a loss in closing out the position and would be forced to try to recover this loss from the counterparty. If the counterparty has become insolvent or does not have sufficient liquid assets to reimburse us for the loss, we may not get reimbursed.

How we manage these risks

Market Risk

We seek to manage our market risk by utilizing our underwriting and credit analysis processes that are performed in advance of acquiring any investment. In addition, we continually monitor our investments on a daily basis. We perform an in-depth monthly analysis on all our investments and our risk committee meets on a weekly basis to review specific issues within our portfolio and to make recommendations for dealing with these issues. In addition, our broker-dealer has an assigned chief risk officer that reviews the firm's positions and trading activities on a daily basis.

Counterparty Risk

We seek to manage our counterparty risk primarily through two processes. First, we perform a credit assessment of each counterparty to ensure the counterparty has sufficient equity, liquidity, and profitability to support the level of trading or lending we plan to do with them. Second, we may require counterparties to post cash or other liquid collateral ("margin") to support changes in the market value of the underlying securities or trades on an ongoing basis.

In the case of collateralized securities financing transactions, we will generally lend less than the market value of the underlying security initially. The difference between the amount lent and the value of the security is referred to as the haircut. We will seek to maintain this haircut while the loan is outstanding. If the value of the security declines, we will require the counterparty to post margin to offset this decline. If the counterparty fails to post margin, we will sell the underlying security. The haircut serves as a buffer against market movements to prevent or minimize a loss.

In the case of TBA and other forward agency MBS activities, we sometimes require counterparties to post margin with us in case the market value of the underlying TBA trade declines. If the counterparty fails to post margin, we will close out the underlying trade. In the case of TBA and other forward agency MBS activities, we will sometimes obtain initial margin or a cash deposit from the counterparty that serves a purpose similar to the haircut as an additional buffer against losses. However, some of our TBA and other forward agency MBS activities are done without initial margin or cash deposits.

Risks Related to our Gestation Repo Business

We enter into repurchase and reverse repurchase agreements as part of our gestation repo business. In general, we will lend money to a counterparty after obtaining collateral securities from that counterparty pursuant to a reverse repurchase agreement. We will borrow money from another counterparty using those same collateral securities pursuant to a repurchase agreement. We seek to earn net interest income on these matched transactions.

In our gestation repo business, we will generally ensure that the maturity dates of our reverse repurchase agreements match the maturity dates of the matched repurchase agreements. Because our maturities are matched, we can pass along any changes in funding terms imposed upon us by our repurchase agreement counterparty to our reverse repurchase agreement counterparty. Therefore, we are not exposed to a great deal of interest rate or funding risk. The main risk we are exposed to is credit risk. We manage this risk by obtaining collateral in excess of the contractual repo balance and performing credit reviews of counterparties and updating them on a routine basis.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The financial statements of the Company, the related notes and schedules to the financial statements, together with the Report of Independent Registered Public Accounting Firm thereon, are set forth beginning on page F-1 of this Annual Report on Form 10-K and are incorporated herein by reference.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A.   CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

We have established and maintain disclosure controls and procedures that are designed to ensure that material information relating to the Company (and its consolidated subsidiaries) required to be disclosed in our Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our chief executive officer and chief financial officer, who certify our financial reports, and to other members of senior management and the board of directors. Under the supervision and with the participation of our chief executive officer and chief financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2025. Based on that evaluation, the chief executive officer and the chief financial officer concluded that our disclosure controls and procedures were effective at December 31, 2025.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as described in the revised (2013) version in *Internal Control-Integrated Framework.* Based on this assessment, management believed that, as of December 31, 2025, our internal control over financial reporting was effective.

This Annual Report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's auditors pursuant to rules of the SEC that permit us to provide only management's report in this Annual Report.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting during the quarter ended December 31, 2025 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION.

Trading Plans

During the three months ended December 31, 2025, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE.

Our board of directors has adopted the Code of Conduct applicable to all directors, officers, and employees of the Company. The Code of Conduct is free and available on our website at http://cohenandcompany.com/investor-relations/corporate-governance/code-of-conduct/ and the Company intends to satisfy the disclosure requirements under Item 5.05 of the SEC's Current Report on Form 8-K regarding amendments to, or waivers from, the Code of Conduct by posting such information on its website.

The information required by Item 10 is included in the sections entitled "Executive Officers," "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Corporate Governance and Board of Directors Information" in the Company's definitive Proxy Statement, to be filed pursuant to Regulation 14A of the Securities Exchange Act of 1934 in connection with the Company's 2026 Annual Meeting of Stockholders and is incorporated herein by reference.

Insider Trading Arrangements and Policies

We are committed to promoting high standards of ethical business conduct and compliance with applicable laws, rules and regulations. As part of this commitment, we have an Insider Trading Policy governing the purchase, sale, and/or other dispositions of our securities by our directors, officers, employees and others that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations. A copy of our Insider Trading Policy is filed as Exhibit 19 to the Company's Annual Report on Form 10-K for the year ended December 31, 2025.

ITEM 11.   EXECUTIVE COMPENSATION.

The information required by Item 11 is included in the sections entitled "Executive Compensation" and "Compensation of Directors" in the Company's definitive Proxy Statement, to be filed pursuant to Regulation 14A of the Exchange Act in connection with the Company's 2026 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by Item 12 with respect to the "Share Ownership of Certain Beneficial Owners and Management" and "Executive Compensation" is included in the Company's definitive Proxy Statement, to be filed pursuant to Regulation 14A of the Exchange Act in connection with the Company's 2026 Annual Meeting of Stockholders and is incorporated herein by reference.

The following table provides information regarding the 2020 Long-Term Incentive Plan as of December 31, 2025.

	(a)	(b)	(c)
	Number of securities to be issued upon the exercise of outstanding options, warrants and rights (1)	Weighted-average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	-	-	818,002
Equity compensation plans not approved by security holders	-	-	-
Total	-	-	818,002

(1)   See note 22 to our consolidated financial statements included in this Annual Report on Form 10-K for further information regarding the 2020 Long-Term Incentive Plan.

The remainder of the information required by Item 12 is included in the Section entitled "Share Ownership of Certain Beneficial Owners and Management" in the Company's definitive Proxy Statement, to be filed pursuant to Regulation 14A of the Exchange Act in connection with the Company's 2026 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by Item 13 is included in the sections entitled "Certain Relationships and Related Party Transactions" and "Corporate Governance and Board of Directors Information — Director Independence" in the Company's definitive Proxy Statement, to be filed pursuant to Regulation 14A of the Securities Exchange Act of 1934 in connection with the Company's 2026 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by Item 14 is included in the sections entitled "Principal Accounting Firm Fees" in the Company's definitive Proxy Statement, to be filed pursuant to Regulation 14A of the Exchange Act in connection with the Company's 2026 Annual Meeting of Stockholders and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(F) a) Documents filed as a part of this Annual Report on Form 10-K:

(F) 1) The following financial statements of the Company are included in Part II, Item 8 of this Annual Report on Form 10-K:

(b) Exhibit List

The following exhibits are filed as part of this Annual Report on Form 10-K:

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of February 20, 2009, by and among Alesco Financial Inc., Fortune Merger Sub, LLC and Cohen Brothers, LLC (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on February 23, 2009). #
2.2	Amendment No. 1 to Agreement and Plan of Merger, dated as of June 1, 2009, by and among Alesco Financial Inc., Fortune Merger Sub, LLC, Alesco Financial Holdings, LLC, and Cohen Brothers, LLC (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on June 2, 2009). #
2.3	Amendment No. 2 to Agreement and Plan of Merger, dated as of August 20, 2009, by and among Alesco Financial Inc., Alesco Financial Holdings, LLC and Cohen Brothers, LLC (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on August 20, 2009). #
2.4	Amendment No. 3 to Agreement and Plan of Merger, dated as of September 30, 2009, by and among Alesco Financial Inc., Alesco Financial Holdings, LLC, and Cohen Brothers, LLC (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on September 30, 2009).
2.5	Purchase and Contribution Agreement, dated as of September 14, 2010, by and among Cohen & Company Inc., Cohen Brothers, LLC, JVB Financial Holdings, L.L.C., the Sellers Listed on Annex I thereto and the Management Employees, as defined therein (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on September 14, 2010). #
2.6	Amendment No. 1 to Purchase and Contribution Agreement, dated as of October 29, 2010, by and among Cohen & Company Inc., Cohen Brothers, LLC, JVB Financial Holdings, L.L.C., the Sellers listed on Annex I to the original Purchase and Contribution Agreement, dated as of September 14, 2010, and the Management Employees as defined in the original Purchase and Contribution Agreement, dated as of September 14, 2010 (incorporated by reference to Exhibit 2.6 to the Company's Annual Report on Form 10-K filed with the SEC on March 4, 2011).
2.7	Amendment No. 2 to Purchase and Contribution Agreement, dated as of December 27, 2010, by and among Cohen & Company Inc., Cohen Brothers, LLC, JVB Financial Holdings, L.L.C., the Sellers listed on Annex I to the original Purchase and Contribution Agreement, dated as of September 14, 2010, and the Management Employees as defined in the original Purchase and Contribution Agreement, dated as of September 14, 2010 (incorporated by reference to Exhibit 2.7 to the Company's Annual Report on Form 10-K filed with the SEC on March 4, 2011).
2.8	Amendment No. 3 to Purchase and Contribution Agreement, dated as of January 11, 2011, by and among Cohen & Company Inc., Cohen Brothers, LLC, JVB Financial Holdings, L.L.C., the Sellers listed on Annex I to the original Purchase and Contribution Agreement, dated as of September 14, 2010, and the Management Employees as defined in the original Purchase and Contribution Agreement, dated as of September 14, 2010 (incorporated by reference to Exhibit 2.8 to the Company's Annual Report on Form 10-K filed with the SEC on March 4, 2011). #
3.1	Second Articles of Amendment and Restatement (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the Company's Registration Statement on Form S-11 filed with the SEC on February 6, 2004).
3.2	Articles of Amendment changing name to Alesco Financial Inc. (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-3 filed with the SEC on October 20, 2006).
3.3	Articles of Amendment to Effectuate a Reverse Stock Split (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on December 17, 2009).
3.4	Articles of Amendment to Set Par Value (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the SEC on December 17, 2009).
3.5	Articles Supplementary — Series A Voting Convertible Preferred Stock (incorporated by reference to Exhibit 3.3 to the Company's Current Report on Form 8-K filed with the SEC on December 17, 2009).

3.6   Articles Supplementary — Series B Voting Non-Convertible Preferred Stock (incorporated by reference to Exhibit 3.4 to the Company's Current Report on Form 8-K filed with the SEC on December 17, 2009).

3.7   Articles of Amendment to change Name to Cohen & Company Inc. (incorporated by reference to Exhibit 3.5 to the Company's Current Report on Form 8-K filed with the SEC on December 17, 2009).

3.8   Articles Supplementary — Series C Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on December 28, 2009).

3.9	Articles of Amendment Changing Name to Institutional Financial Markets, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on January 24, 2011).
3.10	By-laws, as amended (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on October 11, 2005).
3.11	Articles Supplementary — Series D Voting Non-Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on December 31, 2012).
3.12	Articles Supplementary — Series E Voting Non-Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on May 13, 2013).
3.13	Articles of Amendment Changing Name to Cohen & Company Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on September 1, 2017).
3.14	Articles of Amendment to Effectuate a Reverse Stock Split and to Set Par Value (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the SEC on September 1, 2017).
3.15	Cohen & Company Inc. Articles Supplementary Series F Voting Non-Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on December 31, 2019).
4.1	Form of 10.50% Contingent Convertible Senior Notes due 2027 (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC on July 26, 2011).
4.2	Junior Subordinated Indenture, dated as of June 25, 2007, by and between Alesco Financial Inc. and Wells Fargo Bank, N.A. (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on June 29, 2007).
4.3	Supplemental Indenture No. 1 to Junior Subordinated Indenture, dated January 26, 2024, by and between Cohen & Company Inc. and Wells Fargo Bank, N.A. (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on January 29, 2024).
4.4	Form of Specimen Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K filed with the SEC on March 10, 2010).
4.5	Registration Rights Agreement, dated as of May 9, 2013, by and among the Company, Cohen Bros. Financial, LLC and Mead Park Capital Partners LLC (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on May 13, 2013).
4.6	Form of Indenture (incorporated by reference to Exhibit 4.18 to the Company's Registration Statement on Form S-3 filed with the SEC on February 14, 2014).
4.7	Section 382 Rights Agreement, dated as of January 2, 2024, between Cohen & Company Inc. and Computershare Inc. (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on January 2, 2024).
4.8	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.*
10.1	Management Agreement, dated as of January 31, 2006, by and between Alesco Financial Trust and Cohen Brothers Management, LLC (incorporated by reference to Annex E to the Company's Proxy Statement on Schedule 14A filed with the SEC on September 8, 2006).
10.2	Form of Restricted Share Award Agreement (incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K filed with the SEC on March 16, 2007).
10.3	Form of Indemnification Agreement by and between Alesco Financial Inc. and each of its directors and officers (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on October 20, 2006).

10.4	Employment Agreement between Cohen Brothers, LLC and Joseph W. Pooler, Jr., dated as of May 7, 2008 (incorporated by reference to Exhibit 10.19 to the Company's Registration Statement on Form S-4 filed with the SEC on June 2, 2009). +
10.5	Amendment No. 1 to Employment Agreement between Cohen Brothers, LLC and Joseph W. Pooler, Jr., dated as of February 20, 2009 (incorporated by reference to Exhibit 10.20 to the Company's Registration Statement on Form S-4 filed with the SEC on June 2, 2009). +
10.6	Amendment No. 2 to Employment Agreement between Joseph W. Pooler, Jr. and Cohen Brothers, LLC, dated as of February 18, 2010 (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K filed with the SEC on March 10, 2010). +
10.7	Amendment No. 3 to Employment Agreement, dated February 3, 2021, by and between Cohen & Company, LLC and Joseph W. Pooler, Jr. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 5, 2021).
10.8	Alesco Financial Inc. Cash Bonus Plan (incorporated by reference to Annex B to Alesco Financial Inc.'s Amendment No. 1 to the Registration Statement on Form S-4 filed with the SEC on August 20, 2009). +
10.9	Amended and Restated Limited Liability Company Agreement of Cohen Brothers, LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 17, 2009).

10.10	Amendment No. 1 to Amended and Restated Limited Liability Company Agreement of IFMI, LLC, dated as of June 20, 2011 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 11, 2011).
10.11	Amendment No. 2 to Amended and Restated Limited Liability Company Agreement of IFMI, LLC, dated as of May 9, 2013 (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the SEC on May 13, 2013).
10.12	Amendment No. 3 to Amended and Restated Limited Liability Company Agreement, dated October 30, 2019, by and among each of the Members set forth on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on October 30, 2019).
10.13	Amendment No. 4 to Amended and Restated Limited Liability Company Agreement, dated September 25, 2020, by and among each of the Members set forth on the signature pages thereto (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on September 29, 2020).
10.14	Amendment No. 5 to Amended and Restated Limited Liability Company Agreement, dated December 20, 2021, by and among each of the Members set forth on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 21, 2021).
10.15	Amended and Restated Employment Agreement, dated as of May 9, 2013, by and among IFMI, LLC, Institutional Financial Markets, Inc., Daniel G. Cohen, C&Co/PrinceRidge Holdings LP and C&Co/PrinceRidge Partners LLC (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed with the SEC on May 13, 2013).+
10.16	Amendment No. 1 to Amended and Restated Employment Agreement, dated May 24, 2022, by and among Cohen & Company Inc., Cohen & Company, LLC, Daniel G. Cohen, J.V.B. Financial Group Holdings, LP and C&Co/Prince Ridge Partners LLC (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on May 25, 2022). +
10.17	2010 Executive Officers' Cash Bonus Plan (incorporated by reference to Exhibit 10.37 to the Company's Annual Report on Form 10-K filed with the SEC on March 10, 2010). +
10.18	Form of Award for 2010 Executive Officers' Cash Bonus Plan (incorporated by reference to Exhibit 10.38 to the Company's Annual Report on Form 10-K filed with the SEC on March 10, 2010). +
10.19	Second Amended and Restated Institutional Financial Markets, Inc. 2010 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 5, 2013). +
10.20	Amendment No. 1 to Second Amended and Restated Institutional Financial Markets, Inc. 2010 Long-Term Incentive Plan (incorporated by reference to Appendix A to the Company's Proxy Statement on Schedule 14A filed with the SEC on November 10, 2016).
10.21	Form of Restricted Stock Award under Institutional Financial Markets, Inc. 2010 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.46 to the Company's Annual Report on Form 10-K filed with the SEC on March 4, 2011). +
10.22	Second Amended and Restated Institutional Financial Markets, Inc. 2010 Long-Term Incentive Plan Non-Qualified Stock Option Award, dated as of November 30, 2013, by and between Institutional Financial Markets, Inc. and Lester R. Brafman (incorporated by reference to Exhibit 10.73 to the Company's Annual Report on Form 10-K filed with the SEC on March 6, 2014).
10.23	Second Amended and Restated Institutional Financial Markets, Inc. 2010 Long-Term Incentive Plan Non-Qualified Stock Option Award, dated as of November 30, 2013, by and between Institutional Financial Markets, Inc. and Lester R. Brafman (incorporated by reference to Exhibit 10.74 to the Company's Annual Report on Form 10-K filed with the SEC on March 6, 2014).
10.24	Securities Purchase Agreement, dated as of May 9, 2013, by and between Institutional Financial Markets, Inc. and Cohen Bros. Financial, LLC (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on May 13, 2013).

10.25   Preferred Stock Exchange Agreement, dated as of May 9, 2013, by and among Institutional Financial Markets, Inc., Cohen Bros. Financial, LLC and Daniel G. Cohen (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on May 13, 2013).

10.26   Investment Agreement, dated as of October 3, 2016, by and between IFMI, LLC and JKD Capital Partners I LTD (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on October 5, 2016).

10.27   Amendment No. 1 to Investment Agreement, dated as of March 6, 2019, by and between Cohen & Company, LLC and JKD Capital Partners I LTD (incorporated by reference to Exhibit 10.23 to the Company's Current Report on Form 10-K filed with the SEC on March 8, 2019).

10.28   Amendment No. 2 to Investment Agreement, date February 13, 2023, by and between Cohen and Company, LLC and JKD Capital Partners I LTD. (incorporated by reference to Exhibit 10.28 of the Company's Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 9, 2023.

10.29	Investment Agreement, dated September 29, 2017, by and between Cohen & Company, LLC and the DGC Family Fintech Trust (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on October 5, 2017).
10.30	Securities Purchase Agreement, dated as of December 30, 2019, by and among Cohen & Company Inc., Cohen & Company, LLC, Daniel G. Cohen and the DGC Family Fintech Trust (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 31, 2019).
10.31	Amendment No. 1 to Securities Purchase Agreement, dated September 25, 2020, by and among Cohen & Company Inc., Cohen & Company, LLC, Daniel G. Cohen and the DGC Family Fintech Trust (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on September 29, 2020).
10.32	Note Purchase Agreement, dated as of January 31, 2020, by and among Cohen & Company, LLC, JKD Capital Partners I LTD and RN Capital Solutions LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 3, 2020).
10.33	Amended and Restated Senior Promissory Note, dated January 31, 2022, issued by Cohen & Company, LLC to JKD Capital Partners I LTD in the aggregate principal amount of $4,500,000 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on January 31, 2022).
10.34	Amendment No. 1 to Amended and Restated Senior Promissory Note, dated January 5, 2024, by and between Cohen & Company, LLC and JKD Capital Partners I LTD. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on January 5, 2024).
10.35	Cohen & Company Inc. Non-Qualified Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 12, 2020).
10.36	Cohen & Company Inc. 2020 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on April 7, 2020).
10.37	Amendment No. 1 to the Cohen & Company Inc. 2020 Long-Term Incentive Plan, dated April 1, 2021, to the original Cohen & Company Inc. 2020 Long-Term Incentive Plan (incorporated by reference to Annex A of the Company's Definitive Proxy Statement on Schedule 14A filed with the SEC on April 13, 2021).
10.38	Amendment No. 2 to the Cohen & Company Inc. 2020 Long-Term Incentive Plan, dated March 29, 2022, to the original Cohen & Company Inc. 2020 Long-Term Incentive Plan (incorporated by reference to Annex A of the Company's Definitive Proxy Statement on Schedule 14A filed with the SEC on April 14, 2022).
10.39	Form of Restricted Stock Award under Cohen & Company Inc. 2020 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.53 to the Company's Annual Report on Form 10-K filed with the SEC on March 5, 2021).
10.40	Second Amended and Restated Revolving Note and Cash Agreement, dated December 21, 2022, by and between J.V.B. Financial Group, LLC and Byline Bank (incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on December 23, 2022).
10.41	Third Amended and Restated Loan Agreement, dated June 9, 2023, by and between J.V.B. Financial Group, LLC and Byline Bank (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on June 9, 2023).
10.42	First Amendment to Third Amended and Restated Loan Agreement, dated December 22, 2023, by and between J.V.B. Financial Group, LLC and Byline Bank (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on December 26, 2023).
10.43	Second Amendment to Third Amended and Restated Loan Agreement, dated June 18, 2024, by and between J.V.B. Financial Group, LLC and Byline Bank (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on June 18, 2024).
10.44	Third Amendment to Third Amended and Restated Loan Agreement, dated June 20, 2025 and effective as of June 18, 2025, by and between J.V.B. Financial Group, LLC and Byline Bank (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on June 23, 2025).

10.45	Equity Distribution Agreement, dated October 5, 2023, by and between Cohen & Company Inc. and Northland Capital Markets (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on October 5, 2023).
10.46	Redemption Agreement, dated September 23, 2024 and effective September 1, 2024, by and between Cohen & Company, LLC and JKD Capital Partners I LTD. (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on September 24, 2024)
10.47	Senior Promissory Note, dated September 1, 2024, issued by Cohen & Company, LLC to JKD Capital Partners I LTD in the aggregate principal amount of $5,145,926.67 (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the SEC on September 24, 2024).
10.48	Master Transaction Agreement, dated March 13, 2025, by and between Cohen and Company Financial Management, LLC and HCMC III, LLC (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed with the SEC on May 2, 2025).
10.49	Equity Distribution Agreement, dated February 20, 2026, by and between Cohen & Company Inc. and Northland Capital Markets (incorporated by reference to the Company Current Report on Form 8-K filed with the SEC on February 20, 2026).
14.1	Code of Conduct (incorporated by reference to Exhibit 14.1 to the Company's Annual Report on Form 10-K filed with the SEC on March 10, 2010).
19	Company Insider Trading Policy (incorporated by reference to Exhibit 19 of the Company's Annual Report on Form 10-K filed with the SEC on March 12, 2025).
21.1	List of Subsidiaries. *
23.1	Consent of Grant Thornton, LLP, Independent Registered Public Accounting Firm, regarding the financial statements of Cohen & Company, Inc. *
31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, as amended. *
31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, as amended. *
32.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, as amended. *
32.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, as amended. *
97.1	Cohen & Company Inc. Incentive Compensation Policy (incorporated by reference to Exhibit 97.1 of the Company's Annual Report on Form 10-K filed with the SEC on March 12, 2025).
101	Interactive data files pursuant to Rule 405 of Regulation S-T formatted inline XBRL: (i) the Consolidated Balance Sheets at December 31, 2025 and December 31, 2024, (ii) the Consolidated Statements of Operations and Comprehensive Income / (Loss) for the Year Ended December 31, 2025, 2024 and 2023, (iii) the Consolidated Statement of Changes in Equity for the Year Ended December 31, 2025, 2024 and 2023, (iv) the Consolidated Statements of Cash Flows for Year Ended December 31, 2025, 2024 and 2023; and (v) Notes to Consolidated Financial Statements. *
104	Cover Page Interactive Data File (formatted in inline XBRL and contained in Exhibit 101)

*   Filed herewith.

**   Furnished herewith.

\+   Constitutes a management contract or compensatory plan or arrangement.

\#   Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Cohen & Company, Inc. hereby undertakes to furnish supplementally copies of any of the omitted schedules or exhibits upon request by the SEC.

†   Confidential treatment has been requested for portions of this document. An unredacted version of this exhibit has been filed separately with SEC.

(c) The financial statement schedules listed in the Index to Consolidated Financial Statements and Financial Statement Schedules listed under Item 15.1(a) are included under Item 8 and are presented beginning on page F-1 of this Form 10-K. All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are inapplicable or is not present in amount sufficient to require submission of the schedule, and therefore have been omitted.

ITEM 16. FORM 10-K SUMMARY.

None.

COHEN & COMPANY INC.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE: March 6, 2026

COHEN & COMPANY INC.

By: /S/ LESTER R. BRAFMAN

Lester R. Brafman
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ DANIEL G. COHEN **Daniel G. Cohen**	Executive Chairman	March 6, 2026
/s/ G. STEVEN DAWSON **G. Steven Dawson**	Director	March 6, 2026
/s/ JACK J. DIMAIO, JR. **Jack J. DiMaio, Jr.**	Vice Chairman	March 6, 2026
/s/ JACK HARABURDA **Jack Haraburda**	Director	March 6, 2026
/s/ DIANA L. LIBERTO **Diana L. Liberto**	Director	March 6, 2026
/s/ DOUGLAS LISTMAN **Douglas Listman**	Chief Accounting Officer and Assistant Treasurer (Principal Accounting Officer)	March 6, 2026
/s/ JOSEPH W. POOLER, JR. **Joseph W. Pooler, Jr.**	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	March 6, 2026

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COHEN & COMPANY INC.
INDEX TO FINANCIAL STATEMENTS
TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Cohen & Company Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Cohen & Company Inc. (a Maryland corporation) and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income / (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2001.

Philadelphia, Pennsylvania
March 6, 2026

PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS.

COHEN & COMPANY INC.
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

	December 31,	
	2025	2024
Assets		
Cash and cash equivalents	$ 56,762	$ 19,590
Receivables from brokers, dealers, and clearing agencies	46,194	45,650
Due from related parties	1,401	941
Other receivables	8,896	6,526
Investments-trading	140,576	148,332
Other investments, at fair value	57,258	35,262
Receivables under resale agreements	357,408	668,259
Investments in equity method affiliates	6,661	23,430
Deferred income taxes	4,126	2,257
Goodwill	109	109
Right-of-use asset - operating leases	15,406	15,540
Other assets	5,788	5,253
Total assets	$ 700,585	$ 971,149
Liabilities		
Payables to brokers, dealers, and clearing agencies	$ 4	$ 66,655
Accounts payable and other liabilities	17,944	10,913
Accrued compensation	92,689	17,770
Lease liability - operating leases	16,959	16,575
Trading securities sold, not yet purchased	36,617	36,432
Other investments sold, not yet purchased	-	1,651
Securities sold under agreement to repurchase	400,391	695,966
Debt	32,895	34,904
Total liabilities	597,499	880,866
Commitments and contingencies (See note 28)		
Stockholders' Equity:		
Voting Non-Convertible Preferred Stock, $0.001 par value per share, 50,000,000 shares authorized, 27,413,098 shares issued and outstanding, respectively	27	27
Common Stock, $0.01 par value per share, 100,000,000 shares authorized, 2,130,063 and 2,040,052 shares issued and outstanding, respectively, including 380,008 and 404,791 unvested or restricted share awards, respectively	21	20
Additional paid-in capital	78,539	76,704
Accumulated other comprehensive loss	(914)	(1,007)
Accumulated deficit	(26,593)	(34,016)
Total stockholders' equity	51,080	41,728
Non-controlling interest	52,006	48,555
Total equity	103,086	90,283
Total liabilities and equity	$ 700,585	$ 971,149

See accompanying notes to consolidated financial statements.

COHEN & COMPANY INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME / (LOSS)
(Dollars in thousands, except share or per share information)

		Year Ended December 31,	
	2025	2024	2023
Revenues			
Investment banking and new issue	$ 187,608	$ 40,778	$ 23,952
Net trading	47,347	36,409	30,926
Asset management	8,817	9,009	7,337
Principal transactions and other income	31,792	(6,598)	20,766
Total revenues	275,564	79,598	82,981
Operating expenses			
Compensation and benefits	177,518	56,388	52,092
Business development, occupancy, equipment	7,897	6,617	5,204
Subscriptions, clearing, and execution	15,927	9,639	8,965
Professional fee and other operating	14,091	14,421	9,296
Depreciation and amortization	724	556	563
Total operating expenses	216,157	87,621	76,120
Operating income / (loss)	59,407	(8,023)	6,861
Non-operating income / (expense)			
Interest expense, net	(5,876)	(5,821)	(6,526)
Gain on sale of management contracts	2,734	-	-
Income / (loss) from equity method affiliates	(16,763)	21,704	15,609
Income / (loss) before income tax expense / (benefit)	39,502	7,860	15,944
Income tax expense / (benefit)	(632)	(329)	5,545
Net income / (loss)	40,134	8,189	10,399
Less: Net income / (loss) attributable to the non-convertible non-controlling interest of the Operating LLC	(1,913)	8,675	19,590
Enterprise net income (loss)	42,047	(486)	(9,191)
Less: Net income (loss) attributable to the convertible non-controlling interest of Cohen & Company Inc.	27,616	(357)	(4,078)
Net income (loss) attributable to Cohen & Company Inc.	$ 14,431	$ (129)	$ (5,113)
Income / (loss) per share data (see note 26):			
Loss per common share-basic:			
Basic income (loss) per common share	$ 8.33	$ (0.08)	$ (3.38)
Weighted average shares outstanding-basic	1,731,957	1,614,897	1,513,469
Income / (loss) per common share-diluted:			
Diluted income (loss) per common share	$ 4.35	$ (0.08)	$ (3.38)
Weighted average shares outstanding-diluted	5,983,950	5,675,616	1,513,469
Comprehensive income / (loss):			
Net income / (loss)	$ 40,134	$ 8,189	$ 10,399
Other comprehensive income / (loss) item:			
Foreign currency translation adjustments, net of tax of $0	361	(167)	86
Other comprehensive income / (loss), net of tax of $0	361	(167)	86
Comprehensive income / (loss)	40,495	8,022	10,485
Less: comprehensive income / (loss) attributable to the non-controlling interest	25,957	8,199	15,573
Comprehensive income (loss) attributable to Cohen & Company Inc.	$ 14,538	$ (177)	$ (5,088)

See accompanying notes to consolidated financial statements.

COHEN & COMPANY INC.

Consolidated Statement of Changes in Equity
(Dollars in thousands)

	Cohen & Company Inc.							
	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings / (Accumulated Deficit)	Accumulated Other Comprehensive Income / (Loss)	Total Stockholders' Equity	Non-controlling Interest	Total Equity
Balance at December 31, 2022	$ 27	$ 17	$ 72,801	$ (25,151)	$ (955)	$ 46,739	$ 47,287	$ 94,026
Net income / (loss)	-	-	-	(5,113)	-	(5,113)	15,512	10,399
Other comprehensive income	-	-	-	-	25	25	61	86
Acquisition / (surrender) of additional units in consolidated subsidiary, net	-	-	636	-	(14)	622	(622)	-
Equity-based compensation	-	2	1,205	-	-	1,207	3,184	4,391
Shares withheld for employee taxes	-	-	(48)	-	-	(48)	(127)	(175)
Dividends/distributions to convertible non-controlling interest	-	-	-	(1,750)	-	(1,750)	(4,344)	(6,094)
Redemption of convertible non-controlling interest units	-	-	-	-	-	-	(834)	(834)
Non-convertible non-controlling interest investment	-	-	-	-	-	-	39	39
Non-convertible non-controlling interest distributions	-	-	-	-	-	-	(10,041)	(10,041)
Balance at December 31, 2023	$ 27	$ 19	$ 74,594	$ (32,014)	$ (944)	$ 41,682	$ 50,115	$ 91,797
Net income / (loss)	-	-	-	(129)	-	(129)	8,318	8,189
Other comprehensive (loss)	-	-	-	-	(48)	(48)	(119)	(167)
Common stock issued, net		-	154	-	-	154	-	154
Acquisition / (surrender) of additional units in consolidated subsidiary, net	-	-	679	-	(15)	664	(664)	-
Equity-based compensation	-	1	1,331	-	-	1,332	3,336	4,668
Shares withheld for employee taxes	-	-	(54)	-	-	(54)	(135)	(189)
Dividends/distributions to convertible non-controlling interest	-	-	-	(1,873)	-	(1,873)	(4,819)	(6,692)
Redemption of convertible non-controlling interest units	-	-	-	-	-	-	(659)	(659)
Non-convertible non-controlling interest distributions	-	-	-	-	-	-	(6,818)	(6,818)
Balance at December 31, 2024	$ 27	$ 20	$ 76,704	$ (34,016)	$ (1,007)	$ 41,728	$ 48,555	$ 90,283
Net income	-	-	-	14,431	-	14,431	25,703	40,134
Other comprehensive income	-	-	-	-	107	107	254	361
Acquisition / (surrender) of additional units of consolidated subsidiary, net	-	-	590	-	(14)	576	(576)	-
Equity-based compensation	-	1	1,347	-	-	1,348	18,865	20,213
Shares withheld for employee taxes	-	-	(102)	-	-	(102)	(241)	(343)
Dividends/distributions to convertible non-controlling interest	-	-	-	(7,008)	-	(7,008)	(14,818)	(21,826)
Redemption of convertible non-controlling interest units	-	-	-	-	-	-	(954)	(954)
Non-convertible non-controlling interest contributions	-	-	-	-	-	-	2,669	2,669
Non-convertible non-controlling interest distributions	-	-	-	-	-	-	(27,451)	(27,451)
Balance at December 31, 2025	$ 27	$ 21	$ 78,539	$ (26,593)	$ (914)	$ 51,080	$ 52,006	$ 103,086

See accompanying notes to consolidated financial statements.

COHEN & COMPANY INC.

Consolidated Statements of Cash Flows
(Dollars in thousands)

	Year Ended December 31,		
	2025	2024	2023
Operating activities			
Net income (loss)	$ 40,134	$ 8,189	$ 10,399
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Equity-based compensation	20,213	4,668	4,391
Loss (gain) on other investments, at fair value	156,783	62,560	92,931
Loss (gain) on other investments, sold not yet purchased	(1,118)	(29,658)	(107,816)
Loss (gain) on disposal of interest in Vellar GP	836	-	-
Noncash advisory fees received	(232,398)	(24,338)	(18,248)
(Income) / loss from equity method affiliates	16,763	(21,704)	(15,609)
Depreciation and amortization	724	556	563
Amortization of discount on debt	564	42	692
Deferred tax provision / (benefit)	(1,869)	(677)	5,354
Change in operating assets and liabilities, net:			
Change in receivables from/ payables to brokers, dealers, and clearing agencies	(68,315)	(23,279)	118,298
Change in receivables from / payables to related parties, net	(460)	(169)	15
(Increase) decrease in other receivables	(2,389)	(1,153)	4,154
(Increase) decrease in investments-trading	7,756	32,996	30,500
(Increase) decrease in receivables under resale agreement	310,851	(259,851)	29,284
(Increase) decrease in other assets	(421)	(8,818)	1,829
Increase (decrease) in accounts payable and other liabilities	167	11,165	(88,431)
Increase (decrease) in accrued compensation	74,919	502	4,834
Increase (decrease) in trading securities sold, not yet purchased	185	(29,319)	(68,206)
Increase (decrease) in securities sold under agreement to repurchase	(295,575)	287,763	(44,594)
Net cash provided by (used in) operating activities	27,350	9,475	(39,660)
Investing activities			
Purchase of investments - other investments, at fair value	(26,551)	(60,675)	(86,021)
Purchase of investments - other investments sold, not yet purchased, at fair value	-	(1,408)	(5,512)
Reduction in cash from disposal of interest in Vellar GP	(433)	-	-
Sales and returns of principal - other investments, at fair value	55,218	78,834	75,906
Sales and returns of principal - other investments sold, not yet purchased, at fair value	316	214	53,928
Investments in equity method affiliates	(2,675)	(236)	(1,896)
Distribution from equity method affiliate	1,587	1,026	2,091
Purchase of furniture, equipment, and leasehold improvements	(1,254)	(1,249)	(373)
Net cash provided by (used in) investing activities	26,208	16,506	38,123
Financing activities			
Repayment of redeemable financial instrument	-	(2,573)	-
Proceeds from draws on revolving credit facility	-	-	15,000
Repayment of draws on revolving credit facility	-	-	(15,000)
Proceeds from debt	-	-	2,250
Repayment of debt	(2,573)	-	(2,250)
Cash used to net share settle equity awards	(343)	(189)	(175)
Proceeds from issuance of Common Stock	-	154	-
Cohen & Company Inc. dividends	(2,131)	(1,873)	(1,750)
Convertible non-controlling interest distributions	(13,000)	(4,819)	(4,344)
Redemption of convertible non-controlling interest units	(954)	(659)	(834)
Non-convertible non-controlling interest investment	2,669	-	39

Non-convertible non-controlling interest distributions	(969)	(6,758)	(10,041)
Net cash provided by (used in) financing activities	(17,301)	(16,717)	(17,105)
Effect of exchange rate on cash	915	(324)	191
Net increase (decrease) in cash and cash equivalents	37,172	8,940	(18,451)
Cash and cash equivalents, beginning of period	19,590	10,650	29,101
Cash and cash equivalents, end of period	$ 56,762	$ 19,590	$ 10,650

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
December 31, 2025
(Dollars in thousands, except share and per share information)

1. ORGANIZATION AND NATURE OF OPERATIONS

Organizational History

Cohen Brothers, LLC ("Cohen Brothers") was formed on October 7, 2004 by Cohen Bros. Financial, LLC ("CBF"). Cohen Brothers was established to acquire the net assets of CBF's subsidiaries (the "Formation Transaction"): Cohen Bros. & Company, Inc.; Cohen Frères SAS; Dekania Investors, LLC; Emporia Capital Management, LLC; and the majority interest in Cohen Bros. & Toroian Investment Management, Inc. The Formation Transaction was accomplished through a series of transactions occurring between March 4, 2005 and May 31, 2005.

From its formation until December 16, 2009, Cohen Brothers operated as a privately-owned limited liability company. On December 16, 2009, Cohen Brothers completed its merger (the "AFN Merger") with a subsidiary of Alesco Financial Inc. ("AFN"), a publicly traded real estate investment trust ("REIT").

As a result of the AFN Merger, AFN contributed substantially all of its assets into Cohen Brothers in exchange for newly issued units of membership interests directly from Cohen Brothers. In addition, AFN received additional Cohen Brothers membership interests directly from its members in exchange for AFN common stock. In accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), the AFN Merger was accounted for as a reverse acquisition, and Cohen Brothers was deemed to be the accounting acquirer. As a result, all of AFN's assets and liabilities were required to be revalued at fair value as of the acquisition date. The remaining units of membership interests of Cohen Brothers that were not held by AFN were included as a component of non-controlling interest in the consolidated balance sheets.

Subsequent to the AFN Merger, AFN was renamed Cohen & Company Inc. Effective January 1, 2010, the Company ceased to qualify as a REIT.

The Company

The Company is a financial services company specializing in an expanding range of capital markets and asset management services. As of December 31, 2025, the Company had $1.4 billion in assets under management ("AUM").

In these financial statements, the "Company" refers to Cohen & Company Inc. and its subsidiaries on a consolidated basis. Cohen & Company, LLC or the "Operating LLC" refers to the main operating subsidiary of the Company. "Cohen Brothers" refers to the pre-AFN Merger Cohen Brothers, LLC and its subsidiaries. "AFN" refers to the pre-merger Alesco Financial Inc. and its subsidiaries. When the term "Cohen & Company Inc." is used, it is referring to the parent company itself. "Cohen Securities" refers to Cohen & Company Securities, LLC, a wholly owned broker-dealer subsidiary of Cohen & Company Securities Holdings, L.P. ("Cohen Securities Holdings"). Cohen Securities Holdings is a wholly owned subsidiary of the Operating LLC. Prior to July 1, 2025, Cohen & Company Securities, LLC was known as J.V.B. Financial Group, LLC. "CCM," a division of Cohen Securities, refers to Cohen & Company Capital Markets, the Company's full-service boutique investment bank providing capital markets and SPAC advisory services to corporations, financial sponsors, investors, and institutions. "CCFESA" refers to Cohen & Company Financial (Europe) S.A., a consolidated subsidiary regulated by the Autorité de Contrôle Prudentiel et de Résolution ("ACPR") in France.

The Company's business is organized into the following three business segments.

Capital Markets: The Company's Capital Markets business segment consists primarily of sales, trading, underwriting, gestation repo financing, new issue placements in corporate and securitized products, and advisory services. The Company's sales and trading group provides trade execution to corporate investors, institutional investors, mortgage originators, and other smaller broker-dealers. The Company specializes in a variety of products, including but not limited to: corporate bonds and loans, special purpose acquisition corporation ("SPAC") equity, preferred equity, asset backed securities ("ABS"), mortgage backed securities ("MBS"), residential mortgage backed securities ("RMBS"), collateralized bond obligations ("CBOs"), collateralized mortgage obligations ("CMOs"), municipal securities, to-be-announced securities ("TBAs") and other forward agency MBS contracts, Small Business Administration ("SBA") loans, U.S.

government bonds, U.S. government agency securities, brokered deposits and certificates of deposit ("CDs") for small banks, and hybrid capital of financial institutions including whole loans and other structured financial instruments. The Company operates its capital markets activities primarily through its subsidiaries: Cohen Securities in the United States and CCFESA in Europe. CCM is a division of Cohen Securities.

Asset Management: The Company's Asset Management business segment manages assets within investment funds, managed accounts, joint ventures, and collateralized debt obligations ("CDOs") (collectively referred to as "Investment Vehicles"). The Company's Asset Management business segment includes its fee-based asset management operations, which include ongoing base and incentive management fees.

Principal Investing: The Company's Principal Investing business segment is comprised of investments that the Company has made for the purpose of earning an investment return rather than investments made to support the Company's trading and other Capital Markets business segment activities. These investments are included in the Company's other investments, at fair value; other investments sold, not yet purchased; and investments in equity method affiliates in the Company's consolidated balance sheets.

The Company generates its revenue by business segment primarily through the following activities:

Capital Markets

- Investment banking and new issue revenue comprised of (a) origination fees for newly created financial instruments, (b) revenue from advisory services, (c) revenue from underwriting, (d) new issue revenue associated with arranging and placing newly created financial instruments, and (e) any investment returns on financial instruments that the Company has acquired or received as consideration for services provided by CCM.
- Trading activities of the Company, which include execution and brokerage services, riskless trading activities as well as gains and losses (unrealized and realized) and income and expense earned on securities and derivatives classified as trading; and
- Revenue earned on the Company's gestation repo financing program.

Asset Management

- Asset management fees for the Company's on-going asset management services provided to certain Investment Vehicles, which may include fees both senior and subordinate to the securities in the Investment Vehicle, and incentive management fees earned based on the performance of the various Investment Vehicles.

Principal Investing

- Gains and losses (unrealized and realized) and income and expense earned on securities classified as other investments, at fair value and other investments, sold not yet purchased, which were not acquired as part of the CCM business; and
- Income and loss earned on equity method investments.

The Company conducts certain activities at the Operating LLC (including a material amount of its principal investing activities). The remaining activities noted above were conducted through the following main operating subsidiaries of the Company as of December 31, 2025.

1. Cohen & Company Financial Management, LLC ("CCFM") is a wholly owned subsidiary of the Operating LLC and acted as asset manager and investment adviser to the Alesco CDOs, which were sold in 2025. See note 4. Alesco CDOs invested in bank and insurance company trust preferred securities ("TruPS") as well as insurance company subordinated debt. CCFM also manages the SPAC Series Funds and managed the SPAC Fund.
2. Dekania Capital Management, LLC ("DCM") is a wholly owned subsidiary of the Operating LLC and acts as asset manager and investment adviser to the Company's Dekania Europe II and Dekania Europe III CDOs. The Dekania Europe CDOs invest primarily in financial institution TruPS and insurance company subordinated debt denominated in Euros. DCM also manages the U.S. Insurance JV.
3. Cohen Securities is a wholly owned subsidiary of the Operating LLC. Cohen Securities is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Industry Protection Corporation ("SIPC"). Cohen Securities carries out the Company's Capital Markets business segment activities in the U.S.
4. CCFESA is regulated by the ACPR, and performs asset management and capital market activities in France and the European Union.
5. Cohen & Compagnie SAS (formerly Cohen Fréres SAS), the Company's French subsidiary, acted as a credit research adviser to DCM and CCFESA in analyzing the creditworthiness of insurance companies and financial institutions in Europe with respect to all assets included in the Dekania Europe CDOs and certain other Investment Vehicles. This entity was merged into CCFESA in 2023.
6. SPAC Sponsor Entities is a series of LLCs set up to pool investor funds and invest in private placements of Company sponsored SPACs. See note 4.
7. Vellar GP is an LLC in which the Operating LLC owned a one-third interest and consolidated it. Prior to March 31, 2023, the Vellar GP was the general partner of the SPAC Fund but did not consolidate it. Effective April 1, 2023, the Vellar GP began consolidating the SPAC Fund. The Vellar GP primarily invested in share forward arrangements. See notes 4, 10, and 31. The Company sold its interest in the Vellar GP in 2025.

2. BASIS OF PRESENTATION

The accounting and reporting policies of the Company conform to U.S. GAAP. Certain prior period amounts have been reclassified to conform to the current period presentation.

During the year ended December 31, 2025, the Company began classifying principal transactions income (loss) related to CCM activities from principal transactions to investment banking and new issue. Specifically, $22,644 and $4,312 of revenue previously reported on the consolidated statement of operations in principal transactions revenue has been reclassified as investment banking and new issue revenue for the periods ending December 31, 2024 and 2023, respectively. These reclassifications had no effect on previously reported net income.

The Company's management has evaluated subsequent events through the date of issuance of the Consolidated Financial Statements included herein. There have been no subsequent events, except as already disclosed, that occurred during such period that would require disclosure in this Form 10-K or would be required to be recognized in the Consolidated Financial Statements as of and for the year ended December 31, 2025.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Principles of Consolidation

The consolidated financial statements reflect the accounts of Cohen & Company Inc. and its subsidiaries that are required to be consolidated under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 810, *Consolidation* ("ASC 810"). All intercompany accounts and transactions have been eliminated in consolidation.

The Company consolidates the Operating LLC, which is its main operating subsidiary and through which it conducts nearly all of its activities. With the exception of the junior subordinated notes included as a component of debt and any deferred tax asset or liability, nearly all of the assets and liabilities included in the Company's consolidated balance sheet are owned by the Operating LLC or its consolidated subsidiaries. In addition, with the exception of interest expense related to the junior subordinated notes and corporate tax expense, nearly all revenues, expenses, gains, and losses recognized in the consolidated statement of operations are generated by the Operating LLC or its consolidated subsidiaries.

Effective December 31, 2025 and 2024, the Company controlled 51.00% of the voting interest and owned 29.8% and 28.7%, respectively, of the economic interest of the Operating LLC. Although the Company's economic interest is below 50%, it continues to consolidate the Operating LLC as it controls over 50% of the voting interests. Earnings and loss are allocated to the Company and other members of the Operating LLC based on their economic interest rather than their voting interest. For the years ended December 31, 2025, 2024, and 2023, 70.4%, 71.6%, and 72.6%, respectively, of the Operating LLC's income or loss were treated as a non-controlling interest. See notes 21 and 31.

B. Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. Adoption of New Accounting Standards

In March 2022, the FASB issued ASU 2022-02, *Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings ("TDRs") and Vintage Disclosures.* The amendments in this ASU eliminate TDR recognition and measurement guidance and instead, require that an entity evaluate (consistent with the accounting for other loan modifications) whether the modification represents a new loan or a continuation of an existing loan. The amendments also enhance existing disclosure requirements and introduce new requirements related to certain modifications of receivables made to borrowers experiencing financial difficulty. The Company's adoption of the provisions of ASU 2022-02, effective January 1, 2023, did not have an effect on the Company's consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, *Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity.* This ASU simplifies accounting for convertible instruments by removing major separation models currently required. The ASU removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception. The ASU also simplifies the diluted earnings per share (EPS) calculation in certain areas. The Company's adoption of the provisions of ASU 2020-06, effective January 1, 2024, did not have an effect on the Company's consolidated financial statements.

In June 2022, the FASB issued ASU 2022-03, *Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions*. The amendments clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. Early adoption is permitted. The Company's adoption of the provisions of ASU 2022-03, effective January 1, 2024, did not have an effect on the Company's consolidated financial statements.

In March 2023, the FASB issued ASU 2023-02, *Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method.* These amendments allow reporting entities to elect to account for qualifying tax equity investments using the proportional amortization method, regardless of the program giving rise to the related income tax credits. The ASU responds to stakeholder feedback that the proportional amortization method provides investors and other allocators of capital with a better understanding of the returns from investments that are made primarily for the purpose of receiving income tax credits and other income tax benefits. The Company's adoption of the provisions of ASU 2023-02, effective January 1, 2024, did not have an effect on the Company's consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.* The amendments in this ASU are designed to improve reportable segment disclosure requirements primarily through enhance disclosures about significant segment expenses and other segment items on an interim and annual basis. The Company adopted ASU 2023-07 during the year ended December 31, 2024.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740)*. The amendments in this ASU address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The Company's adoption of the provisions of ASU 2023-09, effective January 1, 2025, did not have an effect on the Company's consolidated financial statements. See note 23.

In March 2024, the FASB issued ASU 2024-01, *Compensation—Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards*. The ASU provides an illustrative example intended to demonstrate how entities that account for profits interest and similar awards would determine whether a profits interest award should be accounted for as share-based payment arrangements in accordance with FASB Accounting Standards Codification (FASB ASC) 718, *Compensation-Stock Compensation*. The Company's adoption of the provisions of ASU 2024-01, effective January 1, 2025, did not have an effect on the Company's consolidated financial statements.

In March 2024, the FASB issued ASU 2024-02, *Codification Improvements — Amendments to Remove References to the Concepts Statements*. The ASU amends the Codification to remove references to various concepts statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior Statements to provide guidance in certain topical areas. The Company's adoption of the provisions of ASU 2024-02, effective January 1, 2025, did not have an effect on the Company's consolidated financial statements.

In March 2025, the FASB issued ASU 2025-02, *Liabilities (405): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 122,* which amends an SEC paragraph noted in the Codification pursuant to the issuance of SEC Staff Accounting Bulletin No. 122, which removes the text of SAB Topic 5 FF, Accounting for Obligations to Safeguard Crypto-Assets an Entity Holds. For its Platform Users, the ASU is effective immediately. The Company's adoption of the provisions of ASU 2025-02, effective January 1, 2025, did not have an effect on the Company's consolidated financial statements.

D. Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term, highly liquid investments that have original maturities of three months or less. A portion of the Company's cash and cash equivalents are in the form of short-term investments and are not held in federally insured bank accounts.

E. Financial Instruments

The Company accounts for its investment securities at fair value under various accounting literature including FASB ASC 320, *Investments — Debt and Equity Securities* ("ASC 320"), pertaining to investments in debt and equity securities and the fair value option of financial instruments in FASB ASC 825, *Financial Instruments* ("ASC 825"). The Company also accounts for certain assets at fair value under applicable industry guidance such as: (a) FASB ASC 946, *Financial Services-Investment Companies* ("ASC 946") and (b) FASB ASC 940-320, *Proprietary Trading Securities* ("ASC 940-320").

Certain of the Company's assets and liabilities are required to be measured at fair value. For those assets and liabilities, the Company determines fair value according to the fair value measurement provisions included in ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"). ASC 820 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, establishes a valuation hierarchy based on the quality of inputs used to measure fair value, and requires additional disclosures about fair value measurements. The definition of fair value focuses on the price that would be received to sell the asset or paid to transfer the liability between market participants at the measurement date (an exit price). An exit price valuation will include margins for risk even if they are not observable. ASC 820 establishes a valuation hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels (level 1, 2, and 3).

In addition, the Company has elected to account for certain of its other financial assets at fair value under the fair value option provisions included in ASC 825. This standard provides companies the option of reporting certain instruments at fair value (with changes in fair value recognized in the statement of operations) that were previously either carried at cost, not recognized on the financial statements, accounted for as an equity method investment, or carried at fair value with changes in fair value recognized as a component of equity rather than in the statement of operations. The election is made on an instrument-by-instrument basis and is irrevocable. See note 9 for the information regarding the effects of applying the fair value option to the Company's financial instruments on the Company's consolidated financial statements.

For financial instruments held by Cohen Securities, the Company accounts for them under ASC 940-320. ASC 940-320 requires all financial instruments to be carried at fair value with unrealized and realized gains included recorded in the consolidated statement of operations. The main difference between ASC 940-320 and ASC 320 is that ASC 940-320 does not allow for available for sale or held to maturity treatment.

For financial instruments held outside of Cohen Securities, the Company accounts for them under ASC 320. ASC 320 requires that the Company classify its investments as either (i) held to maturity, (ii) available for sale, or (iii) trading. This determination is made at the time a security is purchased. ASC 320 requires that both trading and available for sale securities are to be carried at fair value. However, in the case of trading assets, both unrealized and realized gains and losses are recorded in the statement of operations. For available for sale securities, only realized gains and losses are recognized in the statement of operations while unrealized gains and losses are recognized as a component of other comprehensive income ("OCI"). However, if the reporting entity elects to account for an otherwise available for sale security under the fair value option (ASC 825), then the security is accounted for at fair value with both unrealized and realized gains recorded in the statement of operations. In all the periods presented, all securities accounted for under ASC 320 were either classified as trading or available for sale. No securities were classified as held to maturity. Furthermore, the Company elected the fair value option, in accordance with ASC 825, for all securities that were classified as available for sale. Therefore, for all periods presented, all securities owned by the Company were accounted for at fair value with unrealized and realized gains and losses recorded in the consolidated statement of operations.

When the Company acquires a financial instrument, its balance sheet classification and where in the statement of operations gains and losses are recorded depends on the reason the financial instrument was acquired. The table below summarizes the different reasons the Company acquires financial instruments and the related classification:

	Balance Sheet		Statement of Operations
Reason acquired:	Asset	Liability	Realized and Unrealized Gains / (Losses)
Acquired as part of trading activities	Investments - trading	Securities sold, not yet purchased	Net trading
Acquired to earn a return	Other investments, at fair value	Other investments sold, not yet purchased	Principal transactions and other income
Acquired as non-cash consideration for services rendered	Other investments, at fair value	Other investments sold, not yet purchased	Investment banking and new issue revenue

When the Company acquires an investment that is required to be accounted for under the equity method, the Company will elect the fair value option when the fair value of the investment is either readily determinable or is eligible to be accounted for at NAV under the practical expedient of ASC 946. In those cases, the investment will be included as a component of other investments, at fair value in the consolidated balance sheet and unrealized and realized gains will be included as a component of principal transactions and other income in the in the consolidated statement of operations. If the fair value is not readily determined, the Company will account for the investment under the equity method. In those cases, the investment will be included as a component of investments in equity method affiliates in the consolidated balance sheet and the Company will recognize its allocable share of the investee's income or loss as a component of income / (loss) from equity method affiliates in the consolidated statement of operations. See note 12.

The determination of fair value is based on either quoted market prices of an active exchange, independent broker market quotations, market price quotations from third-party pricing services, or, when independent broker quotations or market price quotations from third-party pricing services are unavailable, valuation models prepared by the Company's management. These models include estimates, and the valuations derived from them could differ materially from amounts realizable in an open market exchange.

Also, from time to time, the Company may be deemed to be the primary beneficiary of a VIE and may be required to consolidate it and its investments under the provisions included in ASC 810. See note 18. In those cases, the Company's classification of the assets as trading, other investments, at fair value, available for sale, or held to maturity will depend on the intended use of the investment by the variable interest entity.

Investments-Trading

Unrealized and realized gains and losses on securities classified as investments-trading are recorded in net trading in the consolidated statements of operations.

Trading Securities Sold, Not Yet Purchased

Trading securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. The Company is obligated to acquire the securities sold short at prevailing market prices, which may exceed the amount reflected on the consolidated balance sheets. Unrealized and realized gains and losses on trading securities sold, not yet purchased are recorded in net trading in the consolidated statements of operations.

Other Investments, at Fair Value

All gains and losses (unrealized and realized) from securities classified as other investments, at fair value in the consolidated balance sheets are recorded as either (i) a component of principal transactions and other income or (ii) if acquired as part of CCM's activities, investment banking and new issue revenue in the consolidated statement of operations.

Other investments sold, not yet purchased

Other investments sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. These investments differ from investments classified as trading securities sold, not yet purchased as they are either acquired for purposes of earning a return rather than supporting the Company's trading or gestation repo operations or they are acquired as an economic hedge to investments classified as other investments, at fair value. They may be entered into as speculative investments as well. The Company is obligated to acquire the securities sold short at prevailing market prices, which may exceed the amount reflected on the statement of financial condition. Unrealized and realized gains and losses on other investments sold, not yet purchased are recorded as a component of principal transactions and other in the consolidated statement of operations.

F. Derivative Financial Instruments

FASB ASC 815, *Derivatives and Hedging* ("ASC 815"), provides for optional hedge accounting. When a derivative is deemed to be a hedge and certain documentation and effectiveness testing requirements are met, reporting entities can record all or a portion of the change in the fair value of a designated hedge as an adjustment to OCI rather than as a gain or loss in the statements of operations. To date, the Company has not designated any derivatives as hedges under the provisions included in ASC 815.

All of the derivatives that the Company enters into contain master netting arrangements. If certain requirements are met, the offsetting provisions included in FASB ASC 210, *Balance Sheet* ("ASC 210"), allow (but do not require) the reporting entity to net the derivative asset and liability on the consolidated balance sheets. It is the Company's policy to present the assets and liabilities on a net basis if the conditions of ASC 210 are met. However, in general the Company does not enter into offsetting derivatives with the same counterparties.

Derivative financial instruments are recorded at fair value. If the derivative was entered into as part of the Company's broker-dealer operations, it will be included as a component of investments-trading or trading securities sold, not yet purchased. Otherwise, it is included in other investments, at fair value or other investments sold, not yet purchased.

The Company may, from time to time, enter into derivatives as investments or to manage its risk exposures arising from (i) fluctuations in foreign currency rates with respect to the Company's investments in foreign currency denominated investments; (ii) the Company's investments in interest sensitive investments; (iii) the Company's investments in equities; and (iv) the Company's facilitation of mortgage-backed trading. Derivatives entered into by the Company may include (a) foreign currency forward contracts; (b) purchase and sale agreements of TBAs and other forward agency MBS contracts; (c) other extended settlement trades; and (d) share forward arrangements ("SFAs"). See note 10.

TBAs are forward contracts to purchase or sell MBS with collateral that remains "to be announced" until just prior to the trade settlement. In addition to TBAs, the Company sometimes enters into forward purchases or sales of agency MBS where the underlying collateral has been identified. These transactions are referred to as other forward agency MBS contracts. TBAs and other forward agency MBS contracts are accounted for as derivatives by the Company under ASC 815. The settlement of these transactions is not expected to have a material effect on the Company's consolidated financial statements.

In addition to TBAs and other forward agency MBS contracts as part of the Company's broker-dealer operations, the Company may from time to time enter into other securities or loan trades that do not settle within the normal securities settlement period. In those cases, the purchase or sale of the security or loan is not recorded until the settlement date. However, from the trade date until the settlement date, the Company's interest in the security is accounted for as a derivative as either a forward purchase commitment or forward sale commitment. The Company will classify the related derivative either within investments-trading or other investments, at fair value depending on where it intends to classify the investment once the trade settles.

Derivatives involve varying degrees of off-balance sheet risk, whereby changes in the level or volatility of interest rates or market values of the underlying financial instruments may result in changes in the value of a particular financial instrument in excess of its carrying amount. Depending on the Company's investment strategy, realized and unrealized gains and losses are recognized in principal transactions and other income or in net trading in the Company's consolidated statements of operations on a trade date basis. See note 10.

G. Receivables from and payables to brokers, dealers, and clearing agencies

Receivables from brokers, dealers, and clearing agencies may include amounts receivable for deposits placed with clearing agencies, funds in the Company's accounts held with clearing agencies, and amounts receivable from securities or repo transactions that have failed to deliver. Payables to brokers, dealers, and clearing agencies may include amounts payable from securities or repo transactions that have failed to receive as well as amounts borrowed from clearing agencies under margin loan arrangements. In addition, receivables or payables arising from unsettled regular way trades are reflected on a net basis either as a component of receivables from or payables to brokers, dealers, and clearing agencies. These receivables are subject to the requirements of ASU 2016-13, which potentially may require the recording of credit losses. The Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Due to this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties and has not incurred a material loss. As a result, the Company has not recorded a credit loss allowance on these receivables. See note 6.

H. Furniture, Equipment, and Leasehold Improvements, Net

Furniture, equipment, and leasehold improvements are stated at cost, less accumulated depreciation, and amortization, and are included as a component of other assets in the consolidated balance sheets. Furniture and equipment are depreciated on a straight-line basis over their estimated useful life of 3 to 5 years. Leasehold improvements are amortized over the lesser of their useful life or lease term, which generally ranges from 5 to 10 years. See note 16.

I. Goodwill and Intangible Assets with Indefinite Lives

Goodwill represents the amount of the purchase price in excess of the fair value assigned to the individual assets acquired and liabilities assumed in various acquisitions completed by the Company. See note 13. In accordance with FASB ASC 350, Intangibles — Goodwill and Other ("ASC 350"), goodwill and intangible assets deemed to have indefinite lives are not amortized to expense but rather are analyzed for impairment.

The Company measures its goodwill for impairment on an annual basis or when events indicate that goodwill may be impaired. The impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge would be recognized for the amount by which the carrying amount exceeds the reporting unit's fair value; however, any loss recognized could not exceed the total amount of goodwill allocated to the reporting unit. Any impairment loss is included in the consolidated statements of operations as impairment of goodwill and is included as a component of operating expense.

The Company includes intangible assets comprised primarily of its broker-dealer licenses in other assets on its consolidated balance sheets that it considers to have indefinite useful lives. The Company reviews these assets for impairment on an annual basis.

J. Variable Interest Entities

ASC 810 contains the guidance surrounding the definition of a VIE, the definition of variable interests, and the consolidation rules surrounding VIEs. In general, VIEs are entities in which equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company has variable interests in VIEs through its management contracts and investments in various securitization entities, the CK Capital Value Fund, CREO JV, U.S. Insurance JV, SPAC sponsor entities, and interest in SPVs.

Once it is determined that the Company holds a variable interest in a VIE, ASC 810 requires that the Company perform a qualitative analysis to determine (i) which entity has the power to direct the matters that most significantly impact the VIE's financial performance and (ii) if the Company has the obligation to absorb the losses of the VIE that could potentially be significant to the VIE or the right to receive the benefits of the VIE that could potentially be significant to the VIE. The entity that has both of these characteristics is deemed to be the primary beneficiary and required to consolidate the VIE. This assessment must be done on an ongoing basis. The Company has included the required disclosures for VIEs in its consolidated financial statements. See note 18 for further details.

K. Collateralized Securities Transactions

The Company may enter into transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements" or "receivables under resale agreements") or sales of securities under agreements to repurchase ("repurchase agreements"). The resulting interest income and expense are included in net trading in the consolidated statements of operations.

In the case of reverse repurchase agreements, the Company generally takes possession of securities as collateral. Likewise, in the case of repurchase agreements, the Company is required to provide the counterparty with securities as collateral.

In certain cases, a repurchase agreement and a reverse repurchase agreement may be entered into with the same counterparty. If certain requirements are met, the offsetting provisions included in ASC 210 allow (but do not require) the reporting entity to net the asset and liability on the consolidated balance sheets.

ASC 210 provides the option to present reverse repo and repo on a net basis if certain netting conditions are met. The Company's accounting policy is to present repo transactions on a gross basis even if netting thresholds are met.

The Company classifies reverse repurchase agreements as a separate line item within the assets section of the Company's consolidated balance sheets. The Company classifies repurchase agreements as a separate line item within the liabilities section of the Company's consolidated balance sheets.

In the case of reverse repurchase agreements, if the counterparty is unable or unwilling to fulfill its obligation to repurchase the collateral securities at maturity, the Company can sell the collateral securities to repay the obligation. However, the Company is at risk that it may sell at unfavorable market prices and may sustain significant losses. The Company's policy to control this risk is monitoring the market value of securities pledged or used as collateral on a daily basis and requiring additional collateral in the event the market value of the existing collateral declines.

In the case of repurchase agreements, if the counterparty makes a margin call and the Company is unable or unwilling to meet the margin call, the counterparty can sell the securities to repay the obligation. The Company is at risk that the counterparty may sell the securities at unfavorable market prices and the Company may sustain significant losses. The Company controls this risk by monitoring its liquidity position to ensure it has sufficient cash or liquid securities to meet margin calls.

In general, reverse repurchase agreements and repurchase agreements allow each counterparty to re-pledge or resell the collateral securities to other counterparties.

The Company also receives fees for arranging repo financing for counterparties. See discussion of Agency Repo in note 11.

L. Debt

Debt is recorded at its face amount, less any discount or plus any premium. Debt issuance costs are included as a component of discount on debt. Any discount on debt is amortized as a component of interest expense using the effective interest method. The Company has not elected to account for any of its debt at fair value under ASC 825. See note 20.

M. Revenue Recognition

Investment banking and new issue

Investment banking and new issue revenue consists of (a) revenue from advisory services, (b) revenue from underwriting, (c) revenue associated with arranging and placing the issuance of newly created financial instruments, and (d) gains and losses (unrealized and realized) and income and expense earned on securities classified as other investments, at fair value and other investments, sold not yet purchased received or acquired as part of CCM's activities These revenues are recognized when the Company satisfies its performance obligations by providing the related services and when collectability is reasonably assured. Underwriting revenue arises from securities offerings in which the Company acts as an underwriter. Underwriting expenses include legal fees, selling concessions, and clearing and settlement charges incurred in connection with the underwriting activities and are recorded as a component of subscriptions, clearing and execution in the consolidated statement of operations. Underwriting revenue and expenses are recorded on a gross basis.

Net trading

Net trading includes: (i) all gains, losses, interest income, dividend income, and interest expense from securities classified as investments-trading and trading securities sold, not yet purchased; (ii) interest income and expense from collateralized securities transactions; and (iii) commissions and riskless trading profits. Net trading is reduced by margin interest, which is recorded on an accrual basis. Riskless trades are transacted through the Company's proprietary account with a customer order in hand, resulting in little or no market risk to the Company. Transactions that settle in the regular way are recognized on a trade date basis. Extended settlement transactions are recognized on a settlement date basis (although in cases of extended settlement trades, the unsettled trade is accounted for as a derivative between trade and settlement date). See note 10. The investments classified as trading (both investments-trading and trading securities sold, not yet purchased) are carried at fair value. The determination of fair value is based on quoted market prices of an active exchange, independent broker market quotations, market price quotations from third-party pricing services or, when independent broker quotations or market price quotations from third-party pricing services are unavailable, valuation models prepared by the Company's management. The models include estimates, and the valuations derived from them could differ materially from amounts realizable in an open market exchange.

Asset management

Asset management revenue consists of management fees earned from Investment Vehicles. In the case of CDOs, the fees earned by the Company generally consist of senior, subordinated, and incentive fees. The senior asset management fee is generally senior to all the securities in the CDO capital structure and is recognized on a monthly basis as services are performed. The senior asset management fee is generally paid on a quarterly basis. The subordinated asset management fee is an additional payment for the same services but has a lower priority in the CDO cash flows. If the CDO experiences a certain level of asset defaults and deferrals, these fees may not be paid. There is no recovery by the CDO of previously paid subordinated asset management fees. It is the Company's policy to recognize these fees on a monthly basis as services are performed. The subordinated asset management fee is generally paid on a quarterly basis. However, if the Company determines that the subordinated asset management fee will not be paid (which generally occurs on the quarterly payment date), the Company will stop recognizing additional subordinated asset management fees on that particular CDO and will reverse any subordinated asset management fees that are accrued and unpaid. The Company will begin accruing the subordinated asset management fee again if payment resumes and, in management's estimate, continued payment is reasonably assured. If payment were to resume but the Company was unsure of continued payment, it would recognize the subordinated asset management fee as payments were received and would not accrue such fees on a monthly basis. The incentive management fee is an additional payment, made typically after five to seven years of the life of a CDO, which is based on the clearance of an accumulated cash return on investment ("Hurdle Return") received by the most junior CDO securities holders. It is an incentive for the Company to perform in its role as asset manager by minimizing defaults and maximizing recoveries. The incentive management fee is not ultimately determined or payable until the achievement of the Hurdle Return by the most junior CDO securities holders. The Company recognizes incentive fee revenue when it is probable and there is not a significant chance of reversal in the future. In the case of Investment Vehicles other than CDOs, generally the Company earns a base fee and, in some cases, also earns an incentive fee. Base fees will generally be recognized on a monthly basis as services are performed and will be paid monthly or quarterly. The contractual terms of each arrangement will determine the Company's revenue recognition policy for incentive fees in each case. However, in all cases the Company recognizes the incentive fees when they are probable and there is not a significant chance of reversal in the future.

Principal transactions and other income

Principal transactions include all gains, losses, and income from financial instruments classified as other investments, at fair value (excluding gains and losses on CCM financial instruments received as non-cash consideration for investment banking and new issue services), and other investments sold, not yet purchased in the consolidated balance sheets.

Investments classified as other investments, at fair value and other investments sold, not yet purchased are carried at fair value. The determination of fair value is based on quoted market prices of an active exchange, independent broker market quotations, market price quotations or models from third-party pricing services, or, when independent broker quotations or market price quotations or models from third-party pricing services are unavailable, valuation models prepared by the Company's management. These models include estimates, and the valuations derived from them could differ materially from amounts realizable in an open market exchange. Dividend income is recorded on the ex-dividend date.

Other income/(loss) includes foreign currency gains and losses, interest earned on cash and cash equivalents, interest earned and losses incurred on notes receivable, and other miscellaneous income including transaction break up fees and revenue from revenue sharing arrangements.

N. Interest Expense, net

Interest expense incurred, other than interest income and expense included as a component of net trading, is recorded on an accrual basis and presented in the consolidated statements of operations as a separate non-operating expense. See note 20.

O. Leases

The Company leases office space and certain computer and related equipment. From time to time, the Company sub-leases office space to other tenants. Under the requirements of ASC 842, the Company determines if an arrangement is a lease at the inception date of the contract. The Company measures operating lease liabilities using an estimated incremental borrowing rate as there is no rate implicit in the Company's operating lease arrangements. An incremental borrowing rate was calculated for each operating lease based on the term of the lease, the U.S. Treasury term interest rate, and an estimated spread to borrow on a secured basis. During the periods presented, all leases to which the Company was a party were classified as operating leases and rent expense was recognized on a straight-line basis and included as a component of business development, occupancy, and equipment in the consolidated statements of operations.

P. Non-Controlling Interest

The equity interests of any consolidated subsidiary that are not owned by the Company are treated as non-controlling interests. See note 21.

Q. Equity-Based Compensation

The Company accounts for equity-based compensation issued to its employees using the fair value-based methodology prescribed by the provisions related to share-based payments included in FASB ASC 718, *Compensation-Stock Compensation* ("ASC 718"). In the periods presented herein, the Company had three different types of grants that fall under ASC 718.

First, the Company may grant restricted common stock in Cohen & Company Inc. to employees and directors. These grants vest over a period of time and only have service based vesting criteria. In these cases, the Company determines the fair value of the grants by taking the closing stock price of Cohen & Company Inc. on the grant date and multiplying it by the number of restricted shares granted. The recipient is entitled to dividends during the vesting period but they are paid only if (and to the extent) the restricted share grant ultimately vests. The Company recognizes the expense over the service period on a straight line basis. The Company assumes no forfeitures up front and records forfeitures as they occur by reducing expense.

Second, the Company may grant operating units of the Operating LLC to employees. These grants also vest over a period of time and only have service based vesting criteria. Because there is a fixed exchange ratio between units of the Operating LLC and shares of Cohen & Company Inc., the fair value of the grant is calculated by taking the closing stock price of Cohen & Company Inc. on the grant date, adjusting for the exchange ratio, and then multiplying by the number of units of the Operating LLC granted. The recipient is entitled to distributions during the vesting period but they are paid only if (and to the extent) the unit grant ultimately vests. Any distributions paid for periods prior to vesting are treated as compensation expense. The Company recognizes the expense over the service period on a straight line basis. The Company assumes no forfeitures up front and record forfeitures as they occur by reducing expense.

Third, employees may invest in the membership interests of consolidated SPAC sponsor entities. Because these entities are consolidated and the employees are investing in the consolidated company's non-controlling interest, these equity interests fall under ASC 718. Generally, the employee invests a de minimis amount and receives an allocation of the founder shares held by the sponsor entity. The investment generally does not have any explicit vesting criteria associated with it. Generally, the employee's investment will be worthless if the SPAC in which the sponsor entity has invested is liquidated and it will become worth something if the SPAC completes its business combination. Therefore, the Company treats these grants as having a performance condition (i.e. the completion of the SPAC business combination). Further, at the time of the investments, the Company treats this performance condition as being non-probable. The effect of this is that the Company records no expense related to these investments until (and only if) the business combination is completed. Upon completion of the business combination, the Company records compensation expense in an amount equal to the fair value of the grant. The fair value of the grant is equal to the public trading price of the SPAC on the date the business combination is completed adjusted for certain sale restrictions imposed on the shares the employee receives (generally, the shares are restricted for sale for some time period and subject to certain hurdle prices before they become freely tradeable). The Company uses a Monte Carlo simulation model to determine the appropriate discount to place on shares that are subject to hurdle prices. The compensation amount is recorded with an offsetting credit to non-controlling interest. From that point forward, the shares received by the employee are treated as part of the non-controlling interest and allocated income, expense, gains, and losses accordingly until the applicable sponsor entity is liquidated or otherwise de-consolidated.

R. Accounting for Income Taxes

Cohen & Company Inc. is treated as a C corporation for United States federal and state income tax purposes. The Company's voting-controlled subsidiary, the Operating LLC, is treated as a pass-through entity for U.S. federal income tax purposes and in most of the states in which it does business. However, in the periods presented, the Operating LLC or its subsidiaries have been subject to entity level income taxes in certain foreign jurisdictions as well as in New York City and Philadelphia.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the U.S. GAAP and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent the Company believes these assets will more likely than not be realized. In making such a determination, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent financial operations. As shown in note 23 to the consolidated financial statements contained herein, the Company currently has significant recognized as well as unrecognized deferred tax assets. Deferred tax assets should only be recognized to the extent that the Company determines it can benefit in the future from the asset. Generally, this determination is based on the Company's estimates of its ability to generate future taxable income. This determination is complex and subject to judgment. The determination is ongoing and subject to change. If the Company were to change this determination in the future, a significant deferred tax benefit or deferred tax expense would be recognized as a component of earnings.

The Company's policy is to record penalties and interest as a component of income tax expense / (benefit) in the consolidated statements of operations.

S. Other Comprehensive Income / (Loss)

The Company reports the components of comprehensive income / (loss) within the consolidated statements of operations and comprehensive income / (loss). Comprehensive income / (loss) includes net income / (loss) from foreign translation adjustment.

T. Earnings / (Loss) Per Common Share

In accordance with FASB ASC 260, *Earnings Per Share* ("ASC 260"), the Company presents both basic and diluted earnings / (loss) per common share in its consolidated financial statements and footnotes. Basic earnings / (loss) per common share ("Basic EPS") excludes dilution and is computed by dividing net income or loss allocable to common stockholders or members by the weighted average number of common shares and restricted stock entitled to non-forfeitable dividends outstanding for the period. Diluted earnings per common share ("Diluted EPS") reflects the potential dilution of common stock equivalents (such as restricted stock and restricted units entitled to forfeitable dividends, in-the-money stock options, and convertible debt, if they are not anti-dilutive). See note 26 for the computation of earnings/(loss) per common share.

U. Business Concentration

A significant portion of the Company's asset management revenues in a year may be derived from a small number of transactions. For the year ended December 31, 2025, the Company earned asset management revenue from CDOs of $965 and $7,852 from other investment funds.

Other than revenue earned in its gestation repo operations, the Company's trading revenue is generated from transactions with a diverse set of institutional customers. The Company does not consider its trading revenue, other than revenue earned in its gestation repo operations, to be concentrated from a customer or counterparty perspective. See note 11 for discussion of concentrations within the gestation repo operations.

V. Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments. These determinations were based on available market information and appropriate valuation methodologies. Considerable judgment is required to interpret market data to develop the estimates and, therefore, these estimates may not necessarily be indicative of the amount the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Refer to note 9 for a discussion of the valuation hierarchy with respect to the investments carried by the Company at fair value.

Cash equivalents: Cash equivalents are carried at historical cost, which is assumed to approximate fair value. The estimated fair value measurement of cash and cash equivalents is classified within level 1 of the valuation hierarchy.

Investments-trading: These amounts are carried at fair value. The fair value is based on either quoted market prices of an active exchange, independent broker market quotations, market price quotations from third-party pricing services, or valuation models when quotations are not available.

Other investments, at fair value: These amounts are carried at fair value. The fair value is based on quoted market prices of an active exchange, independent broker market quotations, or valuation models when quotations are not available. In the case of investments in alternative investment funds, fair value is generally based on the reported net asset value of the underlying fund.

Receivables under resale agreements: Receivables under resale agreements are carried at their contracted resale price, have short-term maturities, and are repriced frequently or bear market interest rates and, accordingly, these contracts are at amounts that approximate fair value. The estimated fair value measurements of receivables under resale agreements are based on observations of actual market activity and are generally classified within level 2 of the valuation hierarchy.

Trading securities sold, not yet purchased: These amounts are carried at fair value. The fair value is based on quoted market prices of an active exchange, independent market quotations, market price quotations from third-party pricing services, or valuation models when quotations are not available.

Other investments, sold not purchased: These amounts are carried at fair value. The fair value is based on quoted market prices of an active exchange, independent broker market quotations, or valuation models when quotations are not available.

Securities sold under agreement to repurchase: The liabilities for securities sold under agreement to repurchase are carried at their contracted repurchase price, have short-term maturities, and are repriced frequently with amounts normally due in one month or less and, accordingly, these contracts are at amounts that approximate fair value. The estimated fair value measurements of securities sold under agreement to repurchase are based on observations of actual market activity and are generally classified within level 2 of the valuation hierarchy.

Debt: These amounts are carried at outstanding principal less unamortized discount. However, a substantial portion of the Company's debt was assumed in the AFN Merger and recorded at fair value as of that date. As of December 31, 2025 and 2024, the fair value of the Company's debt was estimated to be $42,369 and $44,352, respectively. The estimated fair value measurements of the debt are generally based on discounted cash flow models prepared by the Company's management primarily using discount rates for similar instruments issued to companies with similar credit risks to the Company and are generally classified within level 3 of the valuation hierarchy.

Derivatives: These amounts are carried at fair value. Derivatives may be included as a component of investments-trading; trading securities sold, not yet purchased; and other investments, at fair value. See notes 10 and 11. The fair value is generally based on quoted market prices on an exchange that is deemed to be active for derivative instruments such as foreign currency forward contracts and Eurodollar futures. For derivative instruments, such as TBAs and other extended settlement trades, the fair value is generally based on market price quotations from third-party pricing services.

W. Investments in Special Purpose Acquisition Companies ("SPACs") Sponsor Entities

The Company invests in the sponsor entities of SPACs. Sponsor entities are limited liability companies (each an "LLC") that pool their members' interests and invest in the private placement of a SPAC. The SPAC will also raise funds in a public offering and seek to complete a business combination within an agreed upon time frame. The SPAC will use the proceeds raised from the private placement to pay transaction and operating expenses during the period it is seeking a business combination. The proceeds of the public offering are placed in an interest bearing trust and can only be used to complete the business combination. Generally, the public investors must approve any business combination prior to its effectiveness. If a business combination is not completed within the agreed upon time frame, the SPAC will liquidate and return the public investors' investment to them. If there are funds remaining after liquidation, the sponsor entities may receive some portion of their investment back, but it is likely they will suffer a total loss of their investment. If the business combination is completed, the sponsor entities' private placement in the SPAC entitles them to a combination of unrestricted common stock, restricted common stock, and (in some cases) warrants of the post-business combination SPAC (which is a publicly traded company). The following summarizes the Company's accounting policies related to its investments in these entities:

- The sponsor entities are LLCs that give all important decision making rights to their respective managing member. Furthermore, the other members of the LLC cannot replace the managing member. Accordingly, the Company has concluded that the sponsor entities are VIEs and the managing member has the power to direct its most important economic activities. In all cases where the Company was the managing member of a sponsor entity, it also had a significant economic interest in such sponsor entity and therefore consolidated such sponsor entity.
- In all cases where the Company consolidated a sponsor entity, it has determined that the sponsor entity's private placement investment in the SPAC that it sponsored should be treated as an equity method investment during the SPAC's pre-business combination period. Furthermore, due to the difficulty of determining the fair value of such an investment in the SPAC's pre-business combination period, the Company has chosen not to elect the fair value option.
- If a SPAC completed its business combination, the sponsor entity's investment in the SPAC was converted to a combination of unrestricted and restricted shares in the post-business combination SPAC. At this point (assuming the Company consolidated the sponsor entity), the Company accounted for the shares received at fair value. The Company reclassified any remaining equity method investment to other investments, at fair value and recorded principal transactions income for the difference. The Company recorded non-controlling interest expense for the SPAC shares that were distributable to the non-controlling interest holders of the sponsor entity. The fair value of the unrestricted shares received is equal to the public trading price of the SPAC on the date of the business combination. Depending on the nature of restrictions imposed, the fair value of the restricted shares received may be adjusted downwards from the public trading price. In the case of a SPAC business combination where the Company consolidated the sponsor entity, generally there is also an equity-based compensation entry to be recorded at the date of the business combination. See the equity-based compensation section above. The Company will continue to mark the sponsor entity's investment in the SPAC to market and record principal transactions income or loss and offsetting non-controlling interest income or expense until the sponsor entity itself distributes all of the SPAC shares it owns to its members and liquidates. At that point, the Company holds the SPAC shares directly (rather than through a consolidated subsidiary) and records principal transaction income and loss until the SPAC shares are liquidated.
- The Company also invested in sponsor entities that it does not consolidate because it was not the managing member of such sponsor entity or otherwise did not have the power to direct the sponsor entity's most important activities. In these cases, the Company treated its investment in the sponsor entity as an equity method investment. Furthermore, because of the difficulty of determining the fair value of such an investment in the applicable SPAC's pre-business combination period, the Company has chosen not to elect the fair value option.
- If a SPAC completed a business combination and the Company had an equity method investment in the associated sponsor entity, upon completing a business combination, the sponsor entity recorded income equal to the difference between the fair value of the restricted and unrestricted shares it received and the carrying value of its equity method investment in the SPAC. The Company recognized its share of this gain as income from equity method affiliates. The sponsor entity continued to mark its investment in the SPAC to market after the business combination and the Company recognized its share of the change in fair value as income or loss from equity method affiliates. Once the sponsor entity distributed the Company's share of the SPAC shares it owned, the Company reclassified its investment from investment in equity method affiliate to other investments, at fair value as the Company held the SPAC shares directly (rather than through an equity method investee). The Company then recorded principal transactions income and loss until the SPAC shares are liquidated.
- If a SPAC liquidated and the Company had an investment in it (either directly in the case of consolidated sponsor entities or indirectly in the case of equity method sponsor entities), the Company wrote off its remaining equity method balance and recorded a loss on its equity method investment. In the case of consolidated sponsor entities, the Company recorded an offsetting entry to non-controlling interest.

Y. Recent Accounting Developments

In November 2024, the FASB issued ASU 2024-03, *Income Statement — Reporting Comprehensive Income Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses.* The ASU requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statements. The ASU is effective for all entities for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. The Company is currently evaluating the new guidance to determine the impact it may have on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-04, *Debt— Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments,* which clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion or extinguishment of convertible debt. The ASU is effective for annual reporting periods beginning after December 15, 2025, and interim periods within those annual periods. The Company is currently evaluating the new guidance to determine the impact it may have on its consolidated financial statements.

In May 2025, the FASB issued ASU 2025-03, *Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entit*y. The ASU revises current guidance for determining the accounting acquirer for a transaction effected primarily by exchanging equity interests in which the legal acquiree is a variable interest entity that meets the definition of a business. The amendments require an entity to consider the same factors that are currently required for determining which entity is the accounting acquirer in other acquisition transactions. The ASU is effective for annual reporting periods beginning after December 15, 2026 and interim reporting within those annual reporting periods. Early adoption is permitted in an interim or annual reporting period in which financial statements have not yet been issued (or made available for issuance). The Company is currently evaluating the new guidance to determine the impact it may have on its consolidated financial statements.

In May 2025, the FASB issued ASU 2025-04, *Compensation— Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer.* The amendments in this ASU affect the timing of revenue recognition for entities that offer to pay share-based consideration (e.g., equity instruments) to a customer (or to other parties that purchase the entity's goods or services from the customer) to incentivize the customer (or its customers) to purchase its goods and services. Specifically, the amendments clarify the requirements for share-based consideration payable to a customer that vests upon the customer purchasing a specified volume or monetary amount of goods and services from the entity. The ASU is effective for annual reporting periods beginning after December 15, 2026 and interim reporting within those annual reporting periods. Early adoption is permitted in an interim or annual reporting period in which financial statements have not yet been issued (or made available for issuance). The Company is currently evaluating the new guidance to determine the impact it may have on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets.* The amendments provide all entities with a practical expedient to assume that current conditions as of the balance sheet date do not change for the remaining life of the assets when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. The ASU is effective for annual reporting periods beginning after December 15, 2025 and interim periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available issuance. The Company is currently evaluating the new guidance to determine the impact it may have on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, *Intangibles—Goodwill and Other Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software*. The amendments in this ASU require that an entity capitalize software costs when both management has authorized and committed to funding the software project, and it is probable that the project will be completed and the software will be used to perform the function intended (referred to as the "probable-to-complete recognition threshold"). In evaluating the probable-to complete recognition threshold, an entity is required to consider whether there is significant uncertainty associated with the development activities of the software. The ASU is effective for all entities for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. The Company is currently evaluating the new guidance to determine the impact it may have on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-07, *Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract.* The ASU clarifies derivative scope exceptions for certain contracts with underlings that are based on the operations or activities of one of the parties to the contract. The ASU also clarifies the applicability of ASC Topic 606, Revenue from Contracts with Customers, and its interaction with other ASC Topics (including ASC Topic 815 on derivatives and hedging and ASC Topic 321 on equity securities), in the accounting for share-based noncash consideration (such as warrants or shares) received from a customer for the transfer of goods or services. The ASU is effective for annual periods beginning after December 15, 2026 and interim periods within those periods. The Company is currently evaluating the new guidance to determine the impact it may have on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, *Interim Reporting (Topic 270) Narrow- Scope Improvements*. The amendments in this ASU do not change the fundamental nature of interim reporting or expand or reduce current interim disclosure. The amendments in this ASU clarify the guidance in ASC Topic 270 by providing a comprehensive list of required interim disclosures and codifying a disclosure principle that requires the Company to disclose events and changes that occur after the end of the most recent annual reporting period that have a material impact on its consolidated financial statements. The amendments in this ASU are effective for interim periods within annual reporting periods beginning after December 15, 2027. The Company is currently evaluating the new guidance to determine the impact it may have on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-12, *Codification Improvements. (Topic 815)* The amendments in this ASU update the FASB Accounting Standards Codification for a broad range of Topics arising from technical corrections, unintended application of the Codification, clarifications, and other minor improvements. The amendments in this ASU are effective for all entities for annual periods beginning after December 15, 2026, and interim periods within those annual periods. The Company is currently evaluating the new guidance to determine the impact it may have on its consolidated financial statements.

4. OTHER RECENT EVENTS

Columbus Circle Capital Corp I

On May 19, 2025, Columbus Circle Capital Corp I (the "Columbus Circle SPAC"), a blank check company incorporated as a Cayman Islands exempted company and formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses (each a "Business Combination"), completed the sale of 25,000,000 units (the "Units") in its initial public offering (the "IPO"), which included 3,000,000 units issued pursuant to the underwriters' partial exercise of their over-allotment option.

On June 23, 2025, the Columbus Circle SPAC entered into a definitive business combination agreement with ProCap BTC, LLC, a Delaware limited liability company ("ProCap BTC"), ProCap Financial, Inc., a Delaware corporation ("ProCap Financial"), Crius SPAC Merger Sub, Inc., a Delaware corporation ("SPAC Merger Sub"), Crius Merger Sub, LLC, a Delaware limited liability company ("Company Merger Sub"), and Inflection Points Inc., d/b/a Professional Capital Management, a Delaware corporation (the "Business Combination Agreement"). Pursuant to the transactions contemplated by the Business Combination Agreement (the "Business Combination"), the Columbus Circle SPAC and ProCap BTC would merge into SPAC Merger Sub and Company Merger Sub, respectively, and become wholly-owned subsidiaries of ProCap Financial, and ProCap Financial became a publicly traded company. Proceeds from the proposed Business Combination, if any, after satisfaction of redemption payments to the Columbus Circle SPAC's public shareholders and transaction expenses, were expected to be used by ProCap Financial to purchase bitcoin, in connection with ProCap Financial's business plans and strategies.

On December 5, 2025, the transactions contemplated by the Business Combination were consummated (the "Closing"). Upon the Closing, Columbus Circle SPAC and ProCap BTC merged into SPAC Merger Sub and Company Merger Sub, respectively, and became wholly-owned subsidiaries of ProCap Financial. ProCap Financial became the go-forward company following the Closing. ProCap Financials' common stock and warrants commenced trading on the Nasdaq Global Market on December 8, 2025 under the symbols "BRR" and "BRRWW," respectively.

From May 19, 2025 until December 5, 2025, the Company consolidated the sponsor of the Columbus Circle SPAC, which treated its investment in the Columbus Circle SPAC under the equity method of accounting. The sponsor distributed all of its assets and ceased operations in December 2025. The following table shows the impact that the consolidation of the Columbus Circle SPAC sponsor had to the Company's statement of operations during 2025.

	2025
Revenues	
Principal transactions and other income	$ 32,240
Total revenue	32,240
Operating expenses	
Compensation and benefits	15,671
Total operating expenses	15,671
Operating income / (loss)	16,569
Non-operating income / (expense)	
Income / (loss) from equity method affiliates	(2,675)
Income / (loss) before income taxes	13,894
Income tax expense / (benefit)	-
Net income / (loss)	13,894
Less: Net income (loss) attributable to the non-convertible non-controlling interest	5,854
Enterprise net income (loss)	8,040
Less: Net income (loss) attributable to the convertible non-controlling interest	-
Net income / (loss) attributable to Cohen & Company Inc.	$ 8,040

The compensation incurred above represented share-based compensation recognized upon completion of the business combination. See note 3 for the discussion of our accounting policy related to equity compensation for SPACs that the Company sponsors.

As of December 31, 2025, the Company held 2,151,666 shares of BRR which were allocated to the Company by the sponsor of the Columbus Circle Spac. The Company carried at a value of $7,595 as a component of other investments, at fair value in the Company's consolidated balance sheet. The BRR shares are subject to certain transfer restrictions, which restrictions will lapse and the BRR shares will no longer be subject to these transfer restrictions upon the earliest to occur of the following: (i) the second anniversary of the Closing, (ii) if the closing price of ProCap Financials' common stock equals or exceeds $10.21 per share (subject to customary adjustments) for any 20 trading days within any consecutive 30-trading day period, and (iii) if the dollar volume-weighted average price for Bitcoin (BTC) during any one hundred twenty (120)-hour period equals or exceeds $140 during any five-day period. Any further change in value of these shares until final liquidation will be recorded as principal transactions gain or loss in the Company's consolidated statement of operations. The Company recorded a loss of ($452) related to the BRR shares from the date received until December 31, 2025.

In addition, the Company served as underwriter and advisor to the Columbus Circle SPAC. See note 31. As partial consideration for these services, the Company received 392,000 shares of BRR and 196,000 warrants. The shares and warrants are carried at a value of $1,521 and included as a component of other investments, at fair value in the consolidated balance sheet.

Sale of Management Contracts

On March 13, 2025, the Company entered into a Master Transaction Agreement (the "MTA") with an affiliate of Hildene Capital Management, LLC ("Hildene"), an SEC-registered investment adviser based in Stamford, Connecticut. Hildene has been investing in CDOs backed by trust preferred securities ("TruPS") since the 2007-08 financial crisis and has extensive experience with monitoring banks and insurance companies.

Pursuant to the MTA, the Company agreed to sell, assign, transfer, and convey to Hildene all of its rights and obligations in and under the Collateral Management Agreements and Collateral Administration Agreements (each a "CDO Agreement" and together, the "CDO Agreements") for (i) Alesco Preferred Funding III, Ltd., (ii) Alesco Preferred Funding IV, Ltd., (iii) Alesco Preferred Funding V, Ltd., (iv) Alesco Preferred Funding VI, Ltd., and (v) Alesco Preferred Funding VIII, Ltd. (each an "Issuer," and, collectively, the "Issuers") and all books and records with respect to each Issuer (collectively with the CDO Agreements, the "Assigned Assets").

The MTA contemplated multiple closings following the date of the MTA (each an "MTA Closing"), with each MTA Closing to occur following the satisfaction of the conditions to MTA Closing for the assignment of each CDO Agreement pursuant to the MTA. The most significant condition outside of the Company's and Hildene's control was consent of the preferred security holders of each CDO.

During the year ended December 31, 2025, the Company received all required consents with respect to the MTA Closing, and all of the MTA Closings were consummated. No further MTA Closings will occur. The Company recorded a gain of $2,734, which represented the sale price of $3,500 less offsets of $766, which represented management fees received by the Company subsequent to March 1, 2025.

Vellar Opportunities GP, LLC

On February 25, 2025, the Operating LLC entered into (i) a Limited Liability Company Interest Purchase Agreement (the "Vellar Purchase Agreement") with Jason Capone and Solomon Cohen, who is the son of our executive chairman, Daniel G. Cohen, and (ii) a Transition Services Agreement (the "Vellar Transition Services Agreement" and, together with the Vellar Purchase Agreement, the "Vellar Agreements") with Vellar Opportunities GP LLC, a Delaware limited liability company ("Vellar GP"). Prior to entering into the Vellar Agreements, the Operating LLC was the managing member and owner of 33.4% of Vellar GP.

Pursuant to the Vellar Purchase Agreement, the Operating LLC sold all of its 33.4% interest in Vellar GP to each of Solomon Cohen and Jason Capone for an aggregate of $10. As of February 25, 2025 and as a result of the consummation of the transactions contemplated by the Vellar Purchase Agreement, the Company no longer had any investment in Vellar GP. Pursuant to the Vellar Purchase Agreement, the Operating LLC resigned as the managing member of Vellar GP, effective February 25, 2025. In the first quarter of 2025, the Company recorded a loss on sale of $836, which is included as component of principal transactions and other income in the Company's consolidated statement of operations.

Pursuant to the Vellar Transition Services Agreement, in exchange for the Operating LLC's agreement to provide certain transitional services to Vellar GP, Vellar GP agreed to (i) pay to the Operating LLC certain defined revenue share amounts up to an aggregate of $4,234 and (ii) decrease the amount that the Operating LLC had previously agreed to pay to Vellar GP in connection with the funding of certain Vellar GP litigation expenses from $2,121 to $1,084.

Redemption of Redeemable Financial Instrument and Issuance of the 2024 Note

On October 3, 2016, the Operating LLC entered into an Investment Agreement (the "JKD Investment Agreement") with JKD Capital Partners I LTD ("JKD Investor"), pursuant to which JKD Investor agreed to invest into the Operating LLC up to $12,000, of which $6,000 was invested into the Operating LLC on October 3, 2016, an additional $1,000 was invested into the Operating LLC on January 25, 2017, and an additional $1,268 was invested into the Operating LLC on January 9, 2019. The JKD Investor is owned by Jack J. DiMaio, the vice chairman of the board of directors, and his spouse.

Effective September 1, 2024, the Company entered into a redemption agreement with the JKD Investor (the "Redemption Agreement"), pursuant to which the Operating LLC redeemed the JKD Investment Agreement in its entirety. As of September 1, 2024, the investment balance of the JKD Investment Agreement was $7,719. Pursuant to the Redemption Agreement, the Company (i) paid $2,573 of the investment balance in cash and (ii) issued a senior promissory note (the "2024 Note") in the aggregate principal amount of $5,146, representing the remaining balance then-payable under the JKD Investment Agreement. The 2024 Note bears interest at 12% and its principal was to be repaid as follows: (i) $2,573 of the principal amount was to be due and payable on August 31, 2025, and (ii) $2,573 will be due and payable on August 31, 2026. The 2024 Note may, with at least 31 days' prior written notice to the holder of the 2024 Note, be prepaid in whole or in part without penalty or premium. The Company prepaid the $2,573 of the principal amount that was otherwise due under the 2024 Note on August 31, 2025 on June 30, 2025. See notes 20 and 31.

5. INVESTMENT BANKING AND NEW ISSUE AND NET TRADING

INVESTMENT BANKING AND NEW ISSUE
(Dollars in Thousands)

	Year Ended December 31, 2025		
	Cash	Non Cash	Total
CCM - Underwriting	$ 46,995	$ 14,633	$ 61,628
CCM - Advisory and other new issue	90,258	217,765	308,023
Other - Origination	3,916	-	3,916
Total	$ 141,169	$ 232,398	$ 373,567
Gains / (losses) on CCM financial instruments received as non-cash consideration			(185,959)
Investment banking and new issue			$ 187,608

	Year Ended December 31, 2024		
	Cash	Non Cash	Net
CCM - Underwriting	$ 4,733	$ 1,423	$ 6,156
CCM - Advisory and other new issue	32,495	22,915	55,410
Other - Origination	1,856	-	1,856
Total	$ 39,084	$ 24,338	$ 63,422
Gains / (losses) on CCM financial instruments received as non-cash consideration			(22,644)
Investment banking and new issue			$ 40,778

	Year Ended December 31, 2023		
	Cash	Non Cash	Net
CCM - Underwriting	$ -	$ -	$ -
CCM - Advisory and other new issue	7,925	18,248	26,173
Other - Origination	2,091	-	2,091
Total	$ 10,016	$ 18,248	$ 28,264
Gains / (losses) on CCM financial instruments received as non-cash consideration			(4,312)
Investment banking and new issue			$ 23,952

As of December 31, 2025, the Company has a balance of $34,207 included as a component of other investments, at fair value, representing the remaining carrying amount of the financial instruments received as noncash investment banking and new issue revenue. In terms of the remaining exposure to the Company from monetization of these amounts, this would represent the gross potential loss the Company could incur if these assets were liquidated for $0. However, the Company has also accrued $18,467 in compensation to employees related to these amounts. The amount finally due to the employees is based on the final monetized amount (see note 11). The amount of compensation accrued presumes these investments are monetized for their carrying amount. Therefore, if the $34,207 of other investments, at fair value, were liquidated for $0, the net loss for the Company would be $15,740.

Net trading consisted of the following in the periods presented.

NET TRADING
(Dollars in Thousands)

	Year Ended December 31,		
	2025	2024	2023
Net realized gains / (losses)- trading inventory	$ 26,023	$ 19,163	$ 18,962
Net unrealized gains / (losses)-trading inventory	2,341	1,742	(2,087)
Gains and losses	28,364	20,905	16,875
Interest income-trading inventory	3,845	4,375	4,250

Interest income-reverse repos		34,893		37,958		28,238
Interest income		38,738		42,333		32,488
Interest expense-repos		(32,766)		(34,496)		(25,072)
Interest expense-margin payable		(2,449)		(3,852)		(6,267)
Interest expense		(35,215)		(38,348)		(31,339)
Other trading revenue		15,460		11,519		12,902
Net trading	$	47,347	$	36,409	$	30,926

Trading inventory includes investments classified as investments-trading as well as trading securities sold, not yet purchased. For discussion of margin payable, see note 6. Other trading revenue is primarily comprised of revenue earned on the Company's agency repo business. See note 11.

6. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS, AND CLEARING AGENCIES

Amounts receivable from brokers, dealers, and clearing agencies consisted of the following.

RECEIVABLES FROM BROKERS, DEALERS, AND CLEARING AGENCIES
(Dollars in Thousands)

	December 31, 2025		December 31, 2024	
Deposits with clearing agencies	$	250	$	250
Unsettled regular way trades, net		3,281		2,263
Receivable from clearing organizations		42,663		43,137
Receivables from brokers, dealers, and clearing agencies	$	46,194	$	45,650

Amounts payable to brokers, dealers, and clearing agencies consisted of the following.

PAYABLES TO BROKERS, DEALERS, AND CLEARING AGENCIES
(Dollars in Thousands)

	December 31, 2025		December 31, 2024	
Margin payable	$	4	$	66,655
Payables to brokers, dealers, and clearing agencies	$	4	$	66,655

Deposits with clearing agencies represent contractual amounts the Company is required to deposit with its clearing agents.

Securities transactions that settle in the regular way are recorded on the trade date, as if they had settled. The related amounts receivable and payable for unsettled securities transactions are recorded net in receivables from or payables to brokers, dealers, and clearing agencies on the Company's consolidated balance sheets.

Receivables from clearing agencies are primarily comprised of cash received by the Company upon execution of short trades that are restricted from withdrawal by the clearing agent.

Margin payable represents amounts borrowed from Pershing, LLC to finance the Company's trading portfolio and the related accrued interest. As of December 31, 2025, the Company had no margin payable to Perching LLC; the amount shown in the table above represents interest expense on a margin loan balance during the month of December 2025. See note 5 for interest expense incurred on margin payable. All of the Company's securities included in investments-trading and a portion of the Company's securities included in other investments, at fair value serve as collateral for this margin loan. See note 8.

7. OTHER RECEIVABLES

Other receivables consisted of the following.


OTHER RECEIVABLES

(Dollars in Thousands)


	December 31, 2025	December 31, 2024
Investment banking and new issue	$ 3,625	$ 3,408
Allowance for credit losses	(1,000)	(2,250)
Investment banking and new issue, net	2,625	1,158
Asset management fees receivable	3,619	2,183
Accrued interest receivable	977	1,595
Agency repo income receivable	853	522
Miscellaneous other receivables	822	1,068
Other receivables	$ 8,896	$ 6,526

Investment banking and new issue receivable represent amounts owed from various counterparties for services rendered. Investment banking and new issue revenue is recognized when the Company's performance obligations have been satisfied, and collectability is reasonably assured. However, in certain cases, collectability becomes doubtful at a later date. At each reporting period, the Company assesses the collectability of its investment banking and new issue receivables. Each receivable is unique and does not share similar characteristics to be pooled so they are evaluated on an individual basis. The Company records an allowance when, in management's judgement, one is necessary for credit losses. During 2025, the Company recorded a provision for bad debt expense of $1,677, which is included as a component of professional fees and other operating expenses in the statement of operations, and fully wrote off $2,928 of receivables. During 2024, the Company recorded a provision for credit losses of $2,556, which is included as a component of professional fees and other operating expenses in the statement of operations, and fully wrote off $306 of receivables. It is the Company's policy to fully write off the receivable and related allowance when it has abandoned collection efforts.

Asset management fees receivable are of a routine and short-term nature. These amounts are generally accrued monthly and paid on a monthly or quarterly basis.

Accrued interest receivable represents interest and dividends accrued on the Company's investment securities included as a component of investments-trading or other investments, at fair value. Interest payable on securities sold, not yet purchased is included as a component of accounts payable and other liabilities. See note 17.

Agency repo income receivable represents income receivable on gestation repo trades. See note 11.

Miscellaneous other receivables are receivables that are of a short-term nature.

8. FINANCIAL INSTRUMENTS

Investments—Trading

Investments-trading consisted of the following.

INVESTMENTS - TRADING
(Dollars in Thousands)

	December 31, 2025		December 31, 2024	
Corporate bonds and redeemable preferred stock	$	18,449	$	27,043
Derivatives		4,651		4,836
Equity securities		10,424		965
Foreign government bond		-		88
Municipal bonds		3,813		19,914
RMBS		3		5
SBA loans		43,090		28,328
U.S. government agency MBS and CMOs		42,471		45,911
U.S. government agency debt securities		17,675		21,242
Investments-trading	$	140,576	$	148,332

Substantially all of the Company's investments-trading other than SBA loans serve as collateral for the Company's margin loan payable. See note 6. The SBA loans serve as collateral for the Company's repurchase obligations. See note 11.

Trading Securities Sold, Not Yet Purchased

Trading securities sold, not yet purchased consisted of the following.

TRADING SECURITIES SOLD, NOT YET PURCHASED
(Dollars in Thousands)

	December 31, 2025		December 31, 2024	
Corporate bonds and redeemable preferred stock	$	8,107	$	7,342
Derivatives		4,245		4,050
Equity securities		463		83
U.S. government agency debt securities		-		40
U.S. Treasury securities		23,802		24,917
Trading securities sold, not yet purchased	$	36,617	$	36,432

The Company manages its exposure to changes in interest rates for the interest rate sensitive securities it holds by entering into offsetting short positions for similar fixed rate securities. See note 5 for realized and unrealized gains recognized on investments-trading and trading securities sold, not yet purchased.

Other Investments, at Fair Value

Other investments, at fair value consisted of the following.

OTHER INVESTMENTS, AT FAIR VALUE
(Dollars in Thousands)

	December 31, 2025	December 31, 2024
Equity securities	$ 21,457	$ 11,072
Placement units and warrants	19,997	1,587
Corporate bonds	535	531
Notes receivable	2,783	11,250
Interests in SPVs	-	1,565
CK Capital Value Fund	1,171	-
CREO JV	8,940	6,432
U.S. Insurance JV	2,375	2,825
Other investments, at fair value	$ 57,258	$ 35,262

As of December 31, 2025, there were no share forward arrangements ("SFAs") entered into by the Company. As of December 31, 2024, $470 of equity securities represented long positions related to SFAs entered into by the Company.

Notes receivable include convertible and non-convertible notes receivable from various counterparties in connection with the Company's advisory business and SFAs that may be convertible into equity shares. These receivables are carried at fair value.

Interests in SPVs represents interests the Company has received in SPVs as consideration for services provided by CCM, rather than cash. The SPVs hold convertible notes receivable interests in the counterparties. The Company does not consolidate the SPVs and carries its interests in the SPVs at fair value. See note 9 for discussion of the determination of fair value.

A total of $2,439 and $1,721 of the amounts shown in other investments, at fair value above serve as collateral for the Company's margin loan payable for the years ended December 31, 2025 and 2024, respectively. See note 6.

Other Investments Sold, Not Yet Purchased

OTHER INVESTMENTS SOLD, NOT YET PURCHASED
(Dollars in Thousands)

	December 31, 2025	December 31, 2024
Equity securities	$ -	$ 1,181
Equity derivatives	-	470
Other investments sold, not yet purchased	$ -	$ 1,651

9. FAIR VALUE DISCLOSURES

Fair Value Option

The Company has elected to account for certain of its other financial assets at fair value under the fair value option provisions of ASC 825. The primary reason for electing the fair value option was to reduce the burden of monitoring the differences between the cost and the fair value of the Company's investments, that would otherwise be classified as available for sale securities, including the assessment as to whether the declines are temporary in nature and to further remove an element of management judgment.

Such financial assets accounted for at fair value include:

- securities that would otherwise qualify for available for sale treatment; and
- investments in equity method affiliates that have the attributes in ASC 946-10-15-2 (commonly referred to as investment companies) or that have fair values that are readily determinable.

The changes in fair value (realized and unrealized gains and losses) of these instruments for which the Company has elected the fair value option are recorded in principal transactions and other income in the consolidated statements of operations if acquired as part of the Company's principal investing activities or investment banking and new issue if they were acquired as part of CCM's activities. All of the investments for which the Company has elected the fair value option are included as a component of other investments, at fair value in the consolidated balance sheets.

The Company recognized net gains (losses) of ($156,783), ($62,560), and ($92,931) related to changes in fair value of investments that were included as a component of other investments, at fair value during the years ended December 31, 2025, 2024, and 2023, respectively. The Company recognized net gains (losses) of $1,118, $29,658, and $107,816 related to changes in fair value of investments that are included as a component of other investments, sold not yet purchased during the years ended December 31, 2025, 2024, and 2023, respectively.

Fair Value Measurements

In accordance with ASC 820, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level valuation hierarchy. The valuation hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the valuation hierarchy under ASC 820 are described below.

Level 1 — Financial assets and liabilities with values that are based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 — Financial assets and liabilities with values that are based on one or more of the following:

1. Quoted prices for similar assets or liabilities in active markets;
2. Quoted prices for identical or similar assets or liabilities in non-active markets;
3. Pricing models with inputs that are derived, other than quoted prices, and are observable for substantially the full term of the asset or liability; or
4. Pricing models with inputs that are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.

Level 3 — Financial assets and liabilities with values that are based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the valuation hierarchy. In such cases, the level in the valuation hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the level 3 category that may be presented in the tables below may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

The following tables present information about the Company's assets and liabilities measured at fair value as of December 31, 2025 and 2024, and indicate the valuation hierarchy of the valuation techniques utilized by the Company to determine such fair value.


FAIR VALUE MEASUREMENTS ON A RECURRING BASIS
As of December 31, 2025
(Dollars in Thousands)


Assets	Fair Value		Quoted Prices in Active Markets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)	
Investments-trading:								
Corporate bonds and redeemable preferred stock	$	18,449	$	-	$	18,449	$	-
Derivatives		4,651		-		4,651		-
Equity securities		10,424		10,369		55		-
Municipal bonds		3,813		-		3,813		-
RMBS		3		-		3		-
SBA loans		43,090		-		43,090		-
U.S. government agency MBS and CMOs		42,471		-		42,471		-
U.S. government agency debt securities		17,675		-		17,675		-
Total investments - trading	$	140,576	$	10,369	$	130,207	$	-
Other investments, at fair value:								
Equity securities	$	21,457		19,831	$	1,626	$	-
Placement units and warrants		19,997		-		19,997		-
Corporate bonds and redeemable preferred stock		535		-		535		-
Notes receivable		2,783		-		2,783		-
		44,772	$	19,831	$	24,941	$	-
Investments measured at NAV (1)		12,486						
Total other investments, at fair value	$	57,258						
Liabilities								
Trading securities sold, not yet purchased:								
Corporate bonds and redeemable preferred stock	$	8,107	$	-	$	8,107	$	-
Derivatives		4,245		-		4,245		-
Equity securities		463		463		-		-
U.S. Treasury securities		23,802		23,802		-		-
Total trading securities sold, not yet purchased	$	36,617	$	24,265	$	12,352	$	-

(1) As a practical expedient, the Company uses NAV (or its equivalent) to measure the fair value of its investments in the U.S. Insurance JV, CREO JV, and CK Capital Value Fund. The U.S. Insurance JV invests in U.S. Dollar ("USD") denominated debt issued by small insurance and reinsurance companies. The CREO JV invests in primarily multi-family commercial real estate mortgage-backed loans. The CK Capital Value Fund invests primarily in office buildings in the Netherlands. According to ASC 820, these investments are not categorized within the valuation hierarchy.

FAIR VALUE MEASUREMENTS ON A RECURRING BASIS
As of December 31, 2024
(Dollars in Thousands)

Assets	Fair Value		Quoted Prices in Active Markets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)	
Investments-trading:								
Corporate bonds and redeemable preferred stock	$	27,043	$	-	$	27,043	$	-
Derivatives		4,836		-		4,836		-
Equity securities		965		352		613		-
Foreign government bond		88		-		88		-
Municipal bonds		19,914		-		19,914		-
RMBS		5		-		5		-
SBA loans		28,328		-		28,328		-
U.S. government agency MBS and CMOs		45,911		-		45,911		-
U.S. government agency debt securities		21,242		-		21,242		-
Total investments - trading	$	148,332	$	352	$	147,980	$	-
Other investments, at fair value:								
Equity securities	$	11,072	$	8,231	$	2,841	$	-
Placement units and warrants		1,587		-		1,587		
Corporate bonds and redeemable preferred stock		531		-		531		-
Notes receivable		11,250				11,250		
Interests in SPVs		1,565				1,565		
		26,005	$	8,231	$	17,774	$	-
Investments measured at NAV (1)		9,257						
Total other investments, at fair value	$	35,262						
Liabilities								
Trading securities sold, not yet purchased:								
Corporate bonds and redeemable preferred stock	$	7,342	$	-	$	7,342	$	-
Derivatives		4,050		-		4,050		-
Equity securities		83		83		-		-
U.S. government agency debt securities		40		-		40		-
U.S. Treasury securities		24,917		24,917		-		-
Total trading securities sold, not yet purchased	$	36,432	$	25,000	$	11,432	$	-
Other investments, sold not yet purchased:								
Equity securities	$	1,181	$	1,181	$	-	$	-
Share forward liabilities		470		-		470		-
Total other investments, sold not yet purchased	$	1,651	$	1,181	$	470	$	-

(1) As a practical expedient, the Company uses NAV (or its equivalent) to measure the fair value of its investments in the U.S. Insurance JV and CREO JV. The U.S. Insurance JV invests in USD denominated debt issued by small insurance and reinsurance companies. The CREO JV invests in primarily multi-family commercial real estate mortgage-backed loans. According to ASC 820, these investments are not categorized within the valuation hierarchy.

The following provides a brief description of the types of financial instruments the Company holds, the methodology for estimating fair value, and the level within the valuation hierarchy of the estimate. The discussion that follows applies regardless of whether the instrument is included in investments-trading; other investments sold, not yet purchased; other investments, at fair value; or trading securities sold, not yet purchased.

Corporate Bonds and Redeemable Preferred Stock: The Company uses recently executed transactions or third-party quotations from independent pricing services to arrive at the fair value of its investments in corporate bonds and redeemable preferred stock. These valuations are based on a market approach. The Company generally classifies the fair value of these bonds within level 2 of the valuation hierarchy. In instances where the fair values of securities are based on quoted prices in active markets (for example with redeemable preferred stock), the Company classifies the fair value of these securities within level 1 of the valuation hierarchy.

Equity Securities: The fair value of equity securities that represent equity investments in publicly traded companies (common or preferred shares, options, warrants, and other equity investments) is determined using the closing price of the security as of the reporting date. These are securities that are traded on a recognized liquid exchange and classified within level 1 of the valuation hierarchy.

The fair value of equity securities that represent restricted investments in publicly traded companies is generally valued using a model. The valuation will be considered level 2 if the inputs to the model are observable. Otherwise, it will be considered a level 3 valuation.

Equity Securities Without Readily Determinable Fair Value: From time to time, the Company invests in equity securities that do not have a readily determinable fair value that also do not qualify for equity method accounting or the practical expedient for investments in investment companies that are measured at NAV. In those cases, the Company utilizes the measurement alternative of ASC 321-10-35-2. This alternative allows the Company to carry the investment at cost minus impairment. If the Company observes a market transaction for an identical or similar instrument, it will adjust the carrying value of the equity security. These securities are included as a component of other investments, at fair value. When measured at fair value using an orderly observable market transaction, it will generally be classified as level 1 in the valuation hierarchy. Otherwise, it will be classified as level 2 of the valuation hierarchy.

Notes Receivable: Notes receivable include convertible and non-convertible notes. The Company values these instruments using a model. The main input is the risk-based cash flow discount rate. When the receivable is convertible into counterparty equity, additional inputs include the counterparty's share price, volatility, and the risk free rate of return. The inputs to this model are observable so the Company classifies these securities within level 2 of the valuation hierarchy.

Foreign Government Bond: The fair value of foreign government bond is estimated using valuations provided by third-party pricing services and classifies the fair value within level 2 of the valuation hierarchy.

Interests in SPVs: The Company values these instruments using a model. The model first determines the fair value of the financial instruments in the SPV and then determines what portion of that fair value is allocable to the Company's interest in the SPV. If appropriate, the Company determines the fair value of the financial instruments held by the SPV using a model, which may include a Monte Carlo simulation. The main inputs are the counterparty's share price, volatility, risk-free rate of return, and risk-based cash flow discount rates. The inputs to this model are observable so the Company classifies these securities within level 2 of the hierarchy.

Municipal Bonds: Municipal bonds, which include obligations of U.S. states, municipalities, and political subdivisions, primarily include bonds or notes issued by U.S. municipalities. The Company generally values these securities using third-party quotations such as market price quotations from third-party pricing services. The Company generally classifies the fair value of these bonds within level 2 of the valuation hierarchy. The valuations are based on a market approach. In instances where the Company is unable to obtain reliable market price quotations from third-party pricing services, the Company will use its own internal valuation models. In these cases, the Company will classify such securities as level 3 within the valuation hierarchy until it is able to obtain third-party pricing.

Placement Units and Warrants: Placement units and warrants represent equity interests in a SPAC that do not have redemption rights in the SPAC trust; so, they will generally become worthless if the SPAC does not complete a business combination within its allotted timeframe. They are not publicly traded. Upon completion of a business combination, these become publicly traded and the Company records them as a component of equity securities until liquidated. Placement units are all valued by a financial model and considered a level 2 valuation. Placement warrants sometimes match the exact terms of the publicly traded warrants of the SPAC (which also do not have redemption rights). In those cases, the Company uses the public warrant price to determine fair value. However, because the warrants the Company holds are not publicly traded, the Company considers it a level 2 valuation. If the terms are different from the public warrant, the Company will determine fair value using a model and consider it a level 2 or level 3 valuation depending on the observability of the model inputs.

RMBS: The Company generally values these securities using third-party quotations such as unadjusted broker-dealer quoted prices or market price quotations from third-party pricing services. These valuations are based on a market approach. The Company generally classifies the fair value of these securities based on third-party quotations within level 2 of the valuation hierarchy.

SBA Loans: The Company generally values these securities using third party quotations such as unadjusted broker-dealer quoted prices, internal valuation models using observable inputs, or market price quotations from third party pricing services. The Company generally classifies these investments within level 2 of the valuation hierarchy.

U.S. Government Agency MBS and CMOs: These are securities that are generally traded over the counter. The Company generally values these securities using third-party quotations such as unadjusted broker-dealer quoted prices or market price quotations from third-party pricing services. These valuations are based on a market approach. The Company classifies the fair value of these securities within level 2 of the valuation hierarchy.

U.S. Government Agency Debt Securities: Callable and non-callable U.S. government agency debt securities are measured primarily based on quoted market prices obtained from third-party pricing services. Non-callable U.S. government agency debt securities are generally classified within level 1 and callable U.S. government agency debt securities are classified within level 2 of the valuation hierarchy.

U.S. Treasury Securities: U.S. Treasury securities include U.S. Treasury bonds and notes, and the fair values of the U.S. Treasury securities are based on quoted prices or market activity in active markets. Valuation adjustments are not applied. The Company classifies the fair value of these securities within level 1 of the valuation hierarchy.

Derivatives:

TBAs and Other Forward Agency MBS Contracts

The Company generally values these securities using third party quotations such as unadjusted broker-dealer quoted prices or market price quotations from third party pricing services. TBAs and other forward agency MBS contracts are generally classified within level 2 of the valuation hierarchy. If there is limited transaction activity or less transparency to observe market-based inputs to valuation models, TBAs and other forward agency MBS contracts are classified within level 3 of the valuation hierarchy. U.S. government agency MBS and CMOs include TBAs and other forward agency MBS contracts. Unrealized gains on TBAs and other forward agency MBS contracts are included in investments trading on the Company's consolidated balance sheets and unrealized losses on TBAs and other forward agency MBS contracts are included in trading securities sold, not yet purchased on the Company's consolidated balance sheets. See note 10.

Other Extended Settlement Trades

When the Company buys or sells a financial instrument that will not be settled in the regular time period, the Company will account for that purchase or sale on the settlement date rather than the trade date. In those cases, the Company accounts for the transaction between trade date and settlement date as a derivative (as either a purchase commitment or sale commitment). The Company will record an unrealized gain or unrealized loss on the derivative for the difference between the fair value of the underlying financial instrument as of the reporting date and the agreed upon transaction price. The Company will determine the fair value of the financial instrument using the methodologies described above.

Equity Derivatives

The Company may enter into equity derivatives, which include listed options as well as other derivative transactions with an underlying equity instrument. Listed options are traded on a recognized liquid exchange and the Company classifies the fair value of these securities within level 1 of the valuation hierarchy. Other equity derivatives (where the underlying equity instrument is publicly traded but the derivative itself is not) are classified within level 2 of the valuation hierarchy. See note 10.

Foreign Currency Forward Contracts

Foreign currency forward contracts are exchange-traded derivatives, which transact on an exchange that is deemed to be active. The fair value of the foreign currency forward contracts is based on current quoted market prices. Valuation adjustments are not applied. These are classified within level 1 of the valuation hierarchy. See note 10.

Share Forward Liabilities

Share forward liabilities are included as a component of other investments sold, not yet purchased in the Company's balance sheets. The Company utilizes a model to value these instruments with observable inputs and considers these derivatives as level 2 within the fair value hierarchy. See note 10.

Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent)

The following table presents additional information about investments in certain entities that calculate NAV per share (regardless of whether the "practical expedient" provisions of ASC 820 have been applied), which are measured at fair value on a recurring basis as of December 31, 2025 and 2024.

FAIR VALUE MEASUREMENTS OF INVESTMENTS IN CERTAIN ENTITIES
THAT CALCULATE NET ASSET VALUE PER SHARE (OR ITS EQUIVALENT)
(Dollars in Thousands)

	December 31, 2025	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Other investments, at fair value				
CK Capital Value Fund (a)	$ 1,171	N/A	N/A	N/A
CREO JV (b)	8,940	$ 7,268	N/A	N/A
U.S. Insurance JV (c)	2,375	N/A	N/A	N/A
	$ 12,486			

	December 31, 2024	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Other investments, at fair value				
CREO JV (b)	$ 6,432	$ 10,118	N/A	N/A
U.S. Insurance JV (c)	2,825	N/A	N/A	N/A
	$ 9,257			

N/A – Not applicable.

(a)   CK Capital Value Fund invests primarily in office buildings in the Netherlands.

(b)   The CREO JV invests in primarily multi-family commercial real estate mortgage-backed loans.

(c)   The U.S. Insurance JV invests in USD denominated debt issued by small and medium sized insurance and reinsurance companies.

10. DERIVATIVE FINANCIAL INSTRUMENTS

The Company may, from time to time, enter into the following derivative instruments.

Equity Derivatives

A significant portion of the Company's equity holdings are carried at fair value. From time to time, the Company hedges a portion of this exposure by entering into equity derivatives such as puts and short call options. These derivative positions are held at fair value as a component of other investments, at fair value and other investments sold, not yet purchased in the Company's consolidated balance sheets. As of December 31, 2025 and December 31, 2024, the Company had no options. From time to time, the Company may also enter into forward purchase commitments for equity securities.

In addition, the Company may engage in advisory transactions that result in receivables that can be paid in cash or a variable number of equity instruments. In such instances, the Company would record the receivable as a component of other assets in its consolidated balance sheets and record the equity component as an embedded derivative. All equity derivatives are carried at fair value as a component of other investments, at fair value or other investments sold, not yet purchased in the Company's consolidated balance sheets. As of December 31, 2025 and December 31, 2024, the Company had equity derivatives included in other investments at fair value of $73 and $73, respectively.

The Company may hedge a portion of the exposure from these equity investments by entering into short trades. These short trades are not treated as derivatives and are carried as a component of other investments sold, not yet purchased in the Company's consolidated balance sheets. See note 8.

TBAs and Other Forward Agency MBS Contracts

The Company enters into TBAs and other forward agency MBS transactions for three main reasons.

(i) The Company trades U.S. government agency obligations. In connection with these activities, the Company may be required to maintain inventory in order to facilitate customer transactions. In order to mitigate exposure to market risk, the Company may enter into the purchase and sale of TBAs and other forward agency MBS contracts.
(ii) The Company also enters into TBAs and other forward agency MBS contracts in order to assist clients (generally small to mid-size mortgage loan originators) in hedging the interest rate risk associated with the mortgages owned by these clients.
(iii) Finally, the Company may enter into TBAs and other forward agency MBS contracts on a speculative basis.

The Company carries the TBAs and other forward agency MBS contracts at fair value and includes them as a component of investments-trading or trading securities sold, not yet purchased in the Company's consolidated balance sheets. At December 31, 2025, the Company had open TBA and other forward MBS purchase agreements in the notional amount of $1,179,500 and open TBA and other forward MBS sale agreements in the notional amount of $1,197,975. At December 31, 2024, the Company had open TBA and other forward agency MBS purchase agreements in the notional amount of $852,450 and open TBA and other forward agency MBS sale agreements in the notional amount of $883,900.

Other Extended Settlement Trades

When the Company buys or sells a financial instrument that will not settle in the regular time period, the Company will account for that purchase and sale on the settlement date rather than the trade date. In those cases, the Company accounts for the transaction between trade date and settlement date as either a forward purchase commitment or a forward sale commitment, both considered derivatives. The Company will record an unrealized gain or unrealized loss on the derivative for the difference between the fair value of the underlying financial instrument as of the reporting date and the agreed upon transaction price. As of December 31, 2025 and 2024, the Company had no open forward purchase sale commitments.

Foreign Currency Forward Contracts

The Company invests in foreign currency denominated investments that expose it to fluctuations in foreign currency rates, and, therefore, the Company may, from time to time, hedge such exposure by using foreign currency forward contracts. The Company carries the foreign currency forward contracts at fair value and includes them as a component of other investments, at fair value in the Company's consolidated balance sheets. As of December 31, 2025 and 2024, the Company had no outstanding foreign currency forward contracts.

The following table presents the Company's derivative financial instruments and the amount and location of the fair value (unrealized gain / (loss)) presented in the consolidated balance sheets as of December 31, 2025 and 2024.

DERIVATIVE FINANCIAL INSTRUMENTS-BALANCE SHEET INFORMATION
(Dollars in Thousands)

Derivative Financial Instruments Not Designated as Hedging Instruments Under ASC 815	Balance Sheet Classification	December 31, 2025	December 31, 2024
TBAs and other forward agency MBS	Investments-trading	$ 4,651	$ 4,836
TBAs and other forward agency MBS	Trading securities sold, not yet purchased	(4,245)	(4,050)
Equity derivatives	Other investments, at fair value	19,997	1,587
Share forward liabilities	Other investments sold, not yet purchased, at fair value	-	(470)
		$ 20,403	$ 1,903

The following table presents the Company's derivative financial instruments and the amount and location of the net gain (loss) recognized in the consolidated statement of operations.

DERIVATIVE FINANCIAL INSTRUMENTS-STATEMENT OF OPERATIONS INFORMATION
(Dollars in Thousands)

| | | For the Year Ended December 31, | | |
Derivative Financial Instruments Not Designated as Hedging Instruments Under ASC 815	Income Statement Classification	2025	2024	2023
TBAs and other forward agency MBS	Revenues-net trading	$ 3,039	$ 5,230	$ 3,933
Equity derivatives	Principal transactions and other income (loss)	2,586	(11)	603
Share forward liabilities	Principal transactions and other income (loss)	-	22,871	108,084
		$ 5,625	$ 28,090	$ 112,620

The share forward liabilities offset certain long positions included as a component of other investments, at fair value. The offsetting long positions had income / (loss) of $0, ($20,919), and ($83,707) for the twelve months ended December 31, 2025, 2024, and 2023, respectively.

SFAs

The Company had engaged in several transactions known as SFAs. In a typical SFA transaction, the Company acquires an interest in a publicly traded company (referred to as the "SFA Counterparty") through open market purchases, direct acquisitions from the SFA Counterparty, or a combination thereof. These interests can take the form of unrestricted common shares, restricted common shares, equity derivatives, or notes receivable. Upon acquiring these interests, the Company enters into an SFA derivative arrangement with the SFA Counterparty. In cases where the Company acquires its interests in the SFA Counterparty through open market purchases, the SFA generally requires an up-front payment to the Company from the SFA Counterparty. The amount of this payment equals the cost paid by the Company paid for those interests, less a shortfall amount in certain cases. To fund the shortfall portion of the initial investment, the Company will utilize available cash on hand or available financing.

The SFA stipulates that the Company must make a payment to the SFA Counterparty on a certain maturity date. Depending on the terms of the SFA, this payment may be made in cash, by returning the acquired interests, or through a combination of both. In some cases, the SFA requires the payment to be made exclusively in cash.

Importantly, the SFA does not obligate the Company to hold the interests that it acquired in the SFA Counterparty. Following the execution of the SFA, the Company is free to sell the interests in the SFA Counterparty (assuming the interests themselves are not restricted from transfer). Additionally, SFAs generally include a feature whereby if the Company holds the interests in the SFA Counterparty that it acquired until maturity or another agreed-upon date, the Company becomes eligible to receive an additional payment from the SFA Counterparty, either in cash or in additional interests in the SFA Counterparty. Such a payment is known as the "Maturity Consideration."

Furthermore, SFAs usually include a provision allowing the Company to terminate the SFA, either in whole or in part, before its maturity by making an agreed-upon payment based on an amount defined in the SFA (the "Reset Price"). The Reset Price may either remain fixed throughout the term of the SFA, or fluctuate based on certain calculations within the SFA.

SFAs also impose various obligations on the SFA Counterparty, that may include registering a predetermined number of the interests in the SFA Counterparty (subject to the SFA) with the SEC, maintaining a listing of the SFA Counterparty securities on a national exchange, and/or that the closing price of the SFA Counterparty's shares on the public exchange does not fall below a predetermined price for a specific period of time. If any of these SFA Counterparty obligations are breached or not satisfied, the Company may have the right to terminate the SFA early and accelerate the payment of the Maturity Consideration upon termination. The SFAs provide the right of set off in the case of Maturity Consideration, thereby allowing the Company to keep the interests it holds in the SFA Counterparty and offset the Maturity Consideration it is owed following termination of the applicable SFA.

The Company accounts for SFA transactions as follows.

● The interests in public companies that it owns are carried at fair value. Refer to note 9 for further details on determining the fair value of unrestricted common shares, restricted common shares, equity derivatives, or note receivable.

- The derivative obligation arising from the SFA is also carried at fair value. Fair value represents the amount the Company would need to pay to settle the SFA obligation at any reporting period date. If the SFA allows the Company multiple methods of settling the obligation, the Company will choose the most advantageous one to value the derivative obligation. In performing this calculation, only settlement methods contractually available to the Company at the reporting date will be considered (i.e., ones available at some future date will not be considered). For instance, if the Company may terminate the SFA early by either returning common shares or making a cash payment based on the Reset Price, the liability will be valued at the lower of: (i) the fair value of the common shares and (ii) the cash amount based on the Reset Price.

- The Company does not recognize any Maturity Consideration as revenue until it is earned under the contract, either by meeting the hold period requirement or due to a breach of obligation by the SFA Counterparty that enables the Company to terminate the SFA early.

- In cases where the Company earns Maturity Consideration and the amount it is owed exceeds the fair value of the interest it owns that is available to offset, the Company will consider the probability of payment of the remaining Maturity Consideration based on the credit quality of the SFA Counterparty and general market conditions. If the Company determines that the collection of the remaining Maturity Consideration owed is not probable, the Company will not record the unpaid portion.

The following table shows the carrying value of the assets and liabilities of SFA transactions as of the reporting period dates.

SHARE FORWARD ARRANGEMENTS
(Dollars in Thousands)

	December 31, 2025	December 31, 2024
Equity securities	$ -	$ 470
Net fair value of share forward arrangements	$ -	$ 470

The Company entered into SFAs primarily through its consolidated subsidiary, Vellar GP. See notes 4 and 31 for a discussion of the sale of the Company's interest in Vellar GP. Therefore, the Company does not expect to have significant SFA activity in the future.

11. COLLATERALIZED SECURITIES TRANSACTIONS

Gestation Repo

Gestation repo involves entering into repo and reverse repo transactions where the underlying collateral security represents a pool of newly issued mortgage loans. The borrowers (the reverse repo counterparties) are generally mortgage originators. The lenders (the repo counterparties) are a diverse group of the counterparties comprised of banks, insurance companies, and other financial institutions. The Company self-clears its gestation repo transactions.

Gestation trades can be structured in two ways:

On Balance Sheet: The Company executes a reverse repo with the borrower and a matching repo (with the same collateral and maturity date) with the lender. In this case, the Company is a principal to each trade and is borrowing from one counterparty and lending to another and earning net interest margin. These transactions are referred to by the Company as on balance sheet gestation repo trades.

Agency Repo: Similar to the on balance sheet repo, the Company first executes a reverse repo with the borrower and a matching repo (with the same collateral and maturity date) with the lender. However, in this case, all three parties (the borrower, the lender, and the Company) simultaneously enter into an assignment agreement. The effect of this assignment is to remove the Company as principal to the reverse repo and repo and have the lender and borrower directly face each other in a repo trade. The Company receives a fee for its role in arranging the financing. These transactions are referred to by the Company as agency gestation repo trades.

Other Repo Transactions

In addition to the Company's gestation book repo business, the Company may also enter into reverse repos to acquire securities to cover short positions or as an investment. Additionally, the Company may enter into repos to finance the Company's securities positions held in inventory. These repo and reverse repo agreements are generally cleared on a bilateral or triparty basis; no clearing broker is involved.

Concentration

In the gestation repo business, the demand for borrowed funds is generated by the reverse repo counterparty and the supply of funds is provided by the repo counterparty.

The gestation repo business has been, and continues to be, concentrated as to reverse repo counterparties. The Company conducts this business with a limited number of reverse repo counterparties. As of December 31, 2025 and 2024, the Company's gestation reverse repos shown in the tables below represented balances from 2 and 7 counterparties, respectively. The Company also has a limited number of repo counterparties in the gestation repo business. However, this is primarily a function of the limited number of reverse repo counterparties with whom the Company conducts this business rather than a reflection of a limited supply of funds. Therefore, the Company considers the gestation repo business to be concentrated on the demand side.

Repo Information

As of December 31, 2025 and 2024, the Company held reverse repos of $357,408 and $668,259, respectively, and the fair value of securities and cash received as collateral under reverse repos was $360,586 and $673,684, respectively.

As of December 31, 2025 and 2024, the Company had repos of $400,391 and $695,966, respectively, and the fair value of securities pledged as collateral under repos was $407,075 and $700,202, respectively. These amounts include collateral for reverse repos that were re-pledged as collateral for repos.

The total net revenue earned by the Company on its gestation repo business (net interest and fee revenue) was $19,213, $15,151, and $16,068, for the years ended December 31, 2025, 2024, and 2023, respectively.

ASC 210 provides the option to present reverse repo and repo on a net basis if certain netting conditions are met. The Company presents all repo and reverse repo transactions as well as counterparty cash collateral (see note 17) on a gross basis even if the underlying netting conditions are met. The amounts in the table below are presented on a gross basis.

The following tables summarize the remaining contractual maturity of the gross obligations under repos accounted for as secured borrowings segregated by the underlying collateral pledged as of each date shown. All amounts as well as counterparty cash collateral (see notes 7 and 17) are subject to master netting arrangements.

SECURED BORROWINGS
(Dollars in Thousands)
December 31, 2025

| | Repurchase Agreements | | | | |
| | Remaining Contractual Maturity of the Agreements | | | | |
Collateral Type:	Overnight and Continuous	Up to 30 days	30 - 90 days	Greater than 90 days	Total
MBS (gestation repo)	$ -	$ 357,322	$ -	$ -	$ 357,322
SBA loans	43,069	-	-	-	43,069
	$ 43,069	$ 357,322	$ -	$ -	$ 400,391

| | Reverse Repurchase Agreements | | | | |
| | Remaining Contractual Maturity of the Agreements | | | | |
Collateral Type:	Overnight and Continuous	Up to 30 days	30 - 90 days	Greater than 90 days	Total
MBS (gestation repo)	$ -	$ 357,408	$ -	$ -	$ 357,408

The weighted average interest rate of the repurchase agreements outstanding as of December 31, 2025 was 4.47%. The weighted average interest rate of the reverse repurchase agreements outstanding as of December 31, 2025 was 4.98%.

SECURED BORROWINGS
(Dollars in Thousands)
December 31, 2024

| | Repurchase Agreements | | | | |
| | Remaining Contractual Maturity of the Agreements | | | | |
Collateral Type:	Overnight and Continuous	Up to 30 days	30 - 90 days	Greater than 90 days	Total
MBS (gestation repo)	$ -	$ 667,548	$ -	$ -	$ 667,548
SBA loans	28,418	-	-	-	28,418
	$ 28,418	$ 667,548	$ -	$ -	$ 695,966

| | Reverse Repurchase Agreements | |
| | Remaining Contractual Maturity of the Agreements | |

Collateral Type:	Overnight and Continuous	Up to 30 days	30 - 90 days	Greater than 90 days	Total
MBS (gestation repo)	$ -	$ 668,259	$ -	$ -	$ 668,259

The weighted average interest rate of the repurchase agreements outstanding as of December 31, 2024 was 5.18%. The weighted average interest rate of the reverse repurchase agreements outstanding as of December 31, 2024 was 5.81%.

12. INVESTMENTS IN EQUITY METHOD AFFILIATES

Equity method accounting requires that the Company record its investments in equity method affiliates on the consolidated balance sheets and recognize its share of the equity method affiliates' net income as earnings in each reporting period. The Company elected to use the cumulative earnings approach for the distributions it receives from its equity method investments. Under the cumulative earnings approach, any distributions received up to the amount of cumulative earnings are treated as return on investment and classified in operating activities within the cash flows. Any excess distributions would be considered as return of investments and classified in investing activities.

The Company has certain equity method affiliates for which it has elected the fair value option. Those investees are excluded from the table below. Those investees are included as a component of other investments, at fair value in the consolidated balance sheets. All gains and losses (unrealized and realized) from investments classified as other investments, at fair value in the consolidated balance sheets are recorded as a component of principal transactions and other income in the consolidated statement of operations.

The following table summarizes the activities and earnings of the Company's investments that are accounted for under the equity method. See note 4 and note 31.

INVESTMENTS IN EQUITY METHOD AFFILIATES
(Dollars in Thousands)

	Dutch Real Estate Entities	Columbus Circle SPAC	SPAC Sponsor Entities and Other	Total
December 31, 2022	$ 5,530	$ -	$ 3,399	$ 8,929
Investments / advances	-	-	1,896	1,896
Distributions / repayments	-	-	(2,091)	(2,091)
Reclasses to (from)	-	-	(10,102)	(10,102)
Earnings / (loss) realized	334	-	15,275	15,609
December 31, 2023	5,864	-	8,377	14,241
Investments / advances	-	-	236	236
Distributions / repayments	-	-	(1,026)	(1,026)
Reclasses to (from)	-	-	(11,725)	(11,725)
Earnings / (loss) realized	(759)	-	22,463	21,704
December 31, 2024	5,105	-	18,325	23,430
Investments / advances	-	3,467	-	3,467
Distributions / repayments	-	-	(1,587)	(1,587)
Reclasses to (from)	-	-	(1,886)	(1,886)
Earnings / (loss) realized	634	(3,467)	(13,930)	(16,763)
December 31, 2025	$ 5,739	$ -	$ 922	$ 6,661

Dutch Real Estate Entities includes: (i) Amersfoort Office Investment I Coöperatief U.A. ("AOI"), a company based in the Netherlands that invests in real estate, and (ii) CK Capital Partners B.V. ("CK Capital"), a company based in the Netherlands that manages investments in real estate.

Columbus Circle SPAC represents the Company's equity method investment in the Columbus Circle SPAC. See note 4. The amount includes a total investment of $3,467, which includes the non-controlling investment of the Sponsor of the Columbus Circle SPAC.

The amounts included as SPAC Sponsor Entities and Other represent the Company's investment in SPAC sponsor entities that have not yet completed a business combination or from SPAC sponsor entities that have completed business combinations but have not yet distributed shares to sponsor investors and other equity method investments. If these SPAC sponsor entities are unsuccessful in completing a business combination and the underlying SPAC liquidates, the Company will likely receive no distributions in kind or in cash related to these investments and the remaining balances will be recorded as a component of loss from equity method investments in the consolidated statement of operations.

The following tables show certain summary financial data of all the Company's equity method investees. These amounts include all equity method investees whether accounted for under the equity method or at fair value. All information is presented on a combined basis

	December 31, 2025	December 31, 2024
Total Assets	$ 494,662	$ 620,512
Liabilities	$ 194,512	$ 317,160
Equity allocable to the controlling interest	300,025	303,227
Noncontrolling interest	125	125
Total Equity	300,150	303,352
Total Liabilities & Equity	$ 494,662	$ 620,512

	Year Ended December 31,		
	2025	2024	2023
Net income/(loss)	$ (13,826)	$ 19,618	$ 17,858
Net income/(loss) attributable to the investee	$ (13,841)	$ 19,603	$ 17,843

13. GOODWILL

Goodwill is comprised of the following.

GOODWILL
(Dollars in Thousands)

	December 31, 2025	December 31, 2024
AFN	$ 109	$ 109
Goodwill	$ 109	$ 109

The annual impairment testing date for AFN goodwill is October 1. The first testing date following the AFN Merger was October 1, 2010. The Company determined the goodwill was not impaired as of 2025, 2024, and 2023. The Company concluded there was no triggering event for the goodwill related to AFN.

14. LEASES

As of December 31, 2025, all of the leases to which the Company was a party were operating leases. The weighted average remaining term of the leases was 8.3 years. The weighted average discount rate for the leases was 6.04%. Maturities of operating lease liability payments consisted of the following.

FUTURE MATURITY OF LEASE LIABILITIES
(Dollars in Thousands)

	December 31, 2025
2026	$ 2,876
2027	2,916
2028	2,826
2029	2,518
2030	2,100
Thereafter	8,516
Total	21,752
Less imputed interest	(4,793)
Lease obligation	$ 16,959

During the twelve months ended December 31, 2025 and 2024, total cash payments of $2,194 and $1,948, respectively, were recorded as a reduction in the operating lease obligation. No cash payments were made to acquire right of use assets.

15. OTHER ASSETS

Other assets consisted of the following.


OTHER ASSETS
(Dollars in Thousands)


	December 31, 2025		December 31, 2024	
Deferred costs	$	297	$	93
Prepaid expenses		2,116		2,305
Deposits		704		714
Furniture, equipment, and leasehold improvements, net		2,505		1,975
Intangible assets		166		166
Other assets	$	5,788	$	5,253

Deferred costs are costs incurred pending reimbursement from a third party upon closing of a transaction. Prepaid expenses represent amounts paid for services that are being amortized over their expected period of use and benefit. They are all routine and short-term in nature. Deposits are amounts held by landlords or other parties that will be returned or offset upon satisfaction of a lease or other contractual arrangement. Intangible assets represent the carrying value of the Cohen Securities' broker-dealer license.

16. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment, and leasehold improvements, net, which are included as a component of other assets on the consolidated balance sheets, were as follows.

FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS, NET
(Dollars in Thousands)

	Estimated Useful Lives (In Years)	December 31, 2025	December 31, 2024
Furniture and equipment	3 to 5	$ 5,269	$ 4,150
Leasehold improvements	5 to 10	894	756
		6,163	4,906
Accumulated depreciation		(3,658)	(2,931)
Furniture, equipment, and leasehold improvements, net		$ 2,505	$ 1,975

For the year ended December 31, 2025, the Company wrote-off fully depreciated furniture, equipment, and leasehold improvements of $0.

The Company recognized depreciation and amortization expense of $724, $556, and $563 for the years ended December 31, 2025, 2024, and 2023, respectively, as a component of depreciation and amortization on the consolidated statements of operations, all of which represented depreciation of furniture, equipment, and leasehold improvements.

17. ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities consisted of the following.

ACCOUNTS PAYABLE AND OTHER LIABILITIES
(Dollars in Thousands)

	December 31, 2025	December 31, 2024
Accounts payable	$ 704	$ 812
Accrued income tax	1,248	284
Accrued interest payable	535	651
Accrued interest on securities sold, not yet purchased	222	225
Payroll taxes payable	4,733	2,056
Cash collateral held from repo and or reverse repo counterparties	-	3,930
Accrued dividends and distributions	6,695	-
Accrued expense and other liabilities	3,807	2,955
Accounts payable and other liabilities	$ 17,944	$ 10,913

Cash collateral from repo and or reverse repo counterparties represents collateral received by the Company, which is owed back to reverse repurchase agreement counterparties. When the Company enters into a reverse repo, the Company obtains collateral in excess of the principal of the reverse repo. The Company accepts collateral in the form of liquid securities or cash. To the extent the Company receives cash collateral, the Company includes it as a component of other liabilities in the table above. See note 11.

18. VARIABLE INTEREST ENTITIES

As a general matter, a reporting entity must consolidate a VIE when it is deemed to be the primary beneficiary. The primary beneficiary is the entity that has both (a) the power to direct the matters that most significantly impact the VIE's financial performance and (b) a significant variable interest in the VIE.

Consolidated VIEs

The Company determined it was the primary beneficiary of several VIEs and therefore has consolidated them. The following table provides certain summary information regarding the consolidated VIEs.

	December 31, 2025	December 31, 2024
Cash and cash equivalents	$ 6	$ 59
Other receivables	-	19
Receivables from brokers, dealers, and clearing agencies	-	2,154
Other investments, at fair value	142	5,680
Investment in equity method affiliates	896	15,881
Accounts payable and other liabilities	-	(4)
Other investments sold, not yet purchased	-	(1,591)
Non-controlling interest	(434)	(11,460)
Investment in consolidated VIEs	$ 610	$ 10,738

The maximum potential loss the Company could incur related to the consolidated VIEs is the investment in the consolidated VIEs shown in the table above.

The Company's Principal Investing Portfolio

Included in other investments, at fair value and investment in equity method affiliates in the consolidated balance sheets are unconsolidated investments in several VIEs. In each case, the Company determined that it was not the primary beneficiary. The maximum potential financial statement loss the Company would incur if the VIEs were to default on all their obligations would be the loss of the carrying value of these investments as well as any future investments the Company were to make. As of December 31, 2025 and 2024, there were $7,268 and $10,118, respectively, of unfunded investment commitments to VIEs in which the Company has invested. Other than its investment in these entities, the Company did not provide financial support to these VIEs during the years ended December 31, 2025 and 2024, and had no liabilities, contingent liabilities, or guarantees (implicit or explicit) related to these VIEs at December 31, 2025 and 2024. See table below.

For each investment management contract entered into by the Company, the Company assesses whether the entity being managed is a VIE and if the Company is the primary beneficiary. Certain of the Investment Vehicles managed by the Company are VIEs. Under the current guidance of FASB ASU 2015-12, the Company has concluded that its asset management contracts are not variable interests. Currently, the Company has no other interests in entities it manages that are considered variable interests and are considered significant. Therefore, the Company is not the primary beneficiary of any VIEs that it manages.

The Company's Trading Portfolio

From time to time, the Company may acquire an interest in a VIE through the investments it makes as part of its trading operations, which are included as investments-trading or securities sold, not yet purchased in the consolidated balance sheets. Due to the high volume of trading activity in which the Company engages, the Company does not perform a formal assessment of each individual investment within its trading portfolio to determine if the investee is a VIE and if the Company is a primary beneficiary. Even if the Company were to obtain a variable interest in a VIE through its trading portfolio, the Company would not be deemed to be the primary beneficiary for two main reasons: (a) the Company does not usually obtain the power to direct activities that most significantly impact any investee's financial performance and (b) a scope exception exists within the consolidation guidance for cases where the reporting entity is a broker-dealer and any control (either as the primary beneficiary of a VIE or through a controlling interest in a voting interest entity) was deemed to be temporary. In the unlikely case that the Company obtained the power to direct activities and obtained a significant variable interest in an investee in its trading portfolio that was a VIE, any such control would be deemed to be temporary due to the rapid turnover of the Company's trading portfolio.

The following table presents the carrying amounts of the assets in the Company's consolidated balance sheets related to the Company's variable interests in identified VIEs with the exception of (i) the two trust VIEs that hold the Company's junior subordinated notes (see note 20) and (ii) any security that represents an interest in a VIE that is included in investments-trading or securities sold, not yet purchased in the Company's consolidated balance sheets. The table below shows the Company's maximum exposure to loss associated with these identified nonconsolidated VIEs in which it holds variable interests at December 31, 2025 and 2024.


CARRYING VALUE OF VARIABLE INTERESTS IN NON-CONSOLIDATED VARIABLE INTEREST ENTITIES
(Dollars in Thousands)


	December 31, 2025		December 31, 2024	
Other investments, at fair value	$	12,486	$	10,822
Investments in equity method affiliates		27		2,466
Maximum Exposure	$	12,513	$	13,288

19. ACCRUED COMPENSATION

Accrued compensation consisted of the following.

ACCRUED COMPENSATION

(Dollars in Thousands)

	December 31, 2025		December 31, 2024	
Non-cash incentive compensation payable	$	18,467	$	769
Executive deferred compensation		7,680		1,500
Other compensation		66,542		15,501
Accrued compensation	$	92,689	$	17,770

Non-cash incentive compensation payable is the amount of accrued bonus that relates to the carry value of the Company's financial instruments that are reported on Company's consolidated balance sheets. These amounts are due to the employee when the related other investment, at fair value is sold by the Company.

Executive deferred compensation represents compensation that the Company has agreed to pay executive management over a fixed period of time.

Accrued compensation represents normal employee salary compensation and other incentive compensation.

20. DEBT


DETAIL OF DEBT
(Dollars in Thousands)


Description	December 31, 2025	December 31, 2024	Interest Rate Terms	Interest (2)	Maturity
Non-convertible debt:					
12.00% senior note (the "2024 Note")	$ 2,573	$ 5,146	Fixed	12.00%	August 2026
12.00% senior note (the "2020 Note")	4,500	4,500	Fixed	12.00%	January 2026
Junior subordinated notes (1):					
Alesco Capital Trust I	28,125	28,125	Variable	8.10%	July 2037
Sunset Financial Statutory Trust I	20,000	20,000	Variable	8.10%	March 2035
Less unamortized discount	(22,303)	(22,867)			
	25,822	25,258			
Byline Credit Facility	-	-	Variable	N/A	June 2026
Total	$ 32,895	$ 34,904			

(1) The junior subordinated notes listed represent debt the Company owes to the two trusts noted above. The total par amount owed by the Company to the trusts is $49,614. However, the Company owns the common stock of the trusts in a total par amount of $1,489. The Company pays interest (and at maturity, principal) to the trusts on the entire $49,614 junior notes outstanding. However, the Company receives back from the trusts the pro rata share of interest and principal on the common stock held by the Company. These trusts are VIEs and the Company does not consolidate them even though the Company holds the common stock. The Company carries the common stock on its balance sheet at a value of $0. The junior subordinated notes are recorded at a discount to par. When factoring in the discount, the yield to maturity of the junior subordinated notes as of December 31, 2025 on a combined basis was 19.07% assuming the variable rate in effect on the last day of the reporting period remains in effect until maturity.

(2) Represents the interest rate in effect as of the last day of the reporting period.

2024 Note

On September 1, 2024, pursuant to the Redemption Agreement, the Operating LLC issued to JKD Investor the 2024 Note, which evidenced the Operating LLC's obligation to repay to the JKD Investor the original principal amount of $5,146. Pursuant to the 2024 Note, the unpaid principal amount and all accrued but unpaid interest thereunder will be due and payable as follows: (i) $2,573 of the principal amount would be due and payable on August 31, 2025, and (ii) $2,573 would be due and payable on August 31, 2026. The 2024 Note could, with at least 31 days' prior written notice from the Operating LLC to the holder thereof, be prepaid in whole or in part at any time following January 31, 2025, without the prior written consent of the holder and without penalty or premium. The Company prepaid the $2,573 of the principal amount otherwise due under the 2024 Note on August 31, 2025 on June 30, 2025.

The 2024 Note accrues interest on the unpaid principal amount from September 1, 2024 until maturity at a rate equal to 12% per year. Interest on the 2024 Note is payable in cash quarterly on each January 1, April 1, July 1, and October 1, commencing on October 1, 2024. Under the 2024 Note, upon the occurrence or existence of any "Event of Default" thereunder, the outstanding principal amount is (or in certain instances, at the option of the holder thereof, may be) immediately accelerated. Further, upon the occurrence of any "Event of Default" under the 2024 Note and for so long as such Event of Default continues, all principal, interest and other amounts payable under the 2024 Note will bear interest at a rate equal to 13% per year.

The 2024 Note and the payment of all principal, interest and any other amounts payable thereunder are senior obligations of the Operating LLC and will be senior to any Indebtedness (as defined in the 2024 Note) of the Operating LLC outstanding as of and issued following September 1, 2024. Pursuant to the 2024 Note, following September 1, 2024, the Operating LLC may not incur any Indebtedness that is a senior obligation to the 2024 Note. See notes 4.

2020 Note

On January 31, 2020, the Operating LLC entered into the Original Purchase Agreement with the JKD Investor and RNCS. The JKD Investor is owned by Jack DiMaio, the vice chairman of the Company's board of directors, and his spouse. The note purchased by the JKD Investor is herein referred to as the JKD Note.

Pursuant to the Original Purchase Agreement, JKD Investor and RNCS each purchased a senior promissory note in the principal amount of $2,250 (for an aggregate investment of $4,500). The senior promissory notes bore interest at a fixed rate of 12% per annum and matured on January 31, 2022. On February 3, 2020, pursuant to the Original Purchase Agreement, the Operating LLC used the proceeds received from the issuance of the senior promissory notes to the JKD Investor and RNCS to repay in full all amounts outstanding under the senior promissory note, dated September 25, 2019, issued by the Company to Pensco Trust Company, Custodian fbo Edward E. Cohen IRA in the principal amount of $4,386 (the "Cohen IRA Note"). The Cohen IRA Note was fully paid and extinguished on February 3, 2020. Subsequent to this repayment, $2,400 of the 2019 Senior Notes remained outstanding.

On January 31, 2022, the Operating LLC and JKD Investor entered into 2022 Purchase Agreement, pursuant to which, among other things, on such date, (i) JKD Investor paid to the Operating LLC an additional $2,250 and (ii) in consideration for such funds, the Operating LLC issued to JKD Investor the Amended and Restated Note in the aggregate principal amount of $4,500, which Amended and Restated Note amended and restated the JKD Note in its entirety. The Company used these proceeds to retire $2,250 of existing 2020 Senior Notes held by RNCS.

The Amended and Restated Note evidences Operating LLC's obligation to repay to JKD Investor (i) the original principal amount of $2,250 paid by JKD Investor to the Operating LLC under the Original Purchase Agreement, plus (ii) the additional $2,250 paid by JKD Investor to the Operating LLC under the 2022 Purchase Agreement. Pursuant to the Amended and Restated Note, which is substantially identical to the JKD Note, the unpaid principal amount and all accrued but unpaid interest thereunder would be due and payable in full on January 31, 2024; provided, that, at any time after January 31, 2023 and prior to January 31, 2024, the holder of the Amended and Restated Note could, with at least 31 days' prior written notice from the holder to the Operating LLC, declare the entire unpaid principal amount outstanding and all interest accrued and unpaid on the Amended and Restated Note to be immediately due and payable.

On January 5, 2024, the Operating LLC and JKD Investor entered into an amendment to the Amended and Restated Note, pursuant to which the Amended and Restated Note was amended to (a) extend (i) the maturity date thereof from January 31, 2024 to January 31, 2026, (ii) the date following which the Amended and Restated Note may be redeemed by JKD Investor from January 31, 2023 to January 31, 2025, and (iii) the date following which the Amended and Restated Note may be prepaid by the Operating LLC from January 31, 2023 to January 31, 2025; and (b) increase the interest rate payable under the Amended and Restated Note from 10% per annum to 12% per annum effective as of January 31, 2024. See note 4.

The Amended and Restated Note and the payment of all principal, interest, and any other amounts payable thereunder are senior obligations of the Operating LLC and will be senior to any Indebtedness (as defined in the Amended and Restated Note) of the Operating LLC outstanding as of and issued following January 30, 2020 (the original issuance date of the JKD Note). Pursuant to the Amended and Restated Note, following January 31, 2022, the Operating Company may not incur indebtedness that is a senior obligation to the Amended and Restated Note.

The remaining balance of the note was repaid at maturity on January 31, 2026.

Junior Subordinated Notes

The Company assumed $49,614 aggregate principal amount of junior subordinated notes outstanding at the time of the AFN Merger. The Company recorded the debt at fair value on the acquisition date. Any difference between the fair value of the junior subordinated notes on the AFN Merger date and the principal amount of debt is amortized into earnings over the estimated remaining life of the underlying debt as an adjustment to interest expense.

The junior subordinated notes are payable to two special purpose trusts:

1. Alesco Capital Trust I: $28,995 in aggregate principal amount issued in June 2007. The notes mature on July 30, 2037 and may be called by the Company at any time. While LIBOR was still being published, the notes accrued interest payable quarterly at a floating interest rate equal to 90-day LIBOR plus 400 basis points per annum. LIBOR ceased being published effective June 30, 2023. Subsequent to LIBOR no longer being published, the notes accrue interest at the 90-day standard overnight financing rate plus a tenor spread adjustment of 0.26161% ("Term SOFR") plus 400 basis points per annum. All principal is due at maturity. Alesco Capital Trust I simultaneously issued 870 shares of Alesco Capital Trust I's common securities to the Company for a purchase price of $870, which constitutes all of the issued and outstanding common securities of Alesco Capital Trust I.

2. Sunset Financial Statutory Trust I ("Sunset Financial Trust"): $20,619 in aggregate principal amount issued in March 2005. The notes mature on March 30, 2035. While LIBOR was still being published, the notes accrued interest payable quarterly at a floating rate of interest of 90-day LIBOR plus 415 basis points. LIBOR ceased being published effective June 30, 2023. Subsequent to LIBOR no longer being published, the notes accrue interest at Term SOFR plus 415 basis points per annum. All principal is due at maturity. Sunset Financial Trust simultaneously issued 619 shares of Sunset Financial Trust's common securities to the Company for a purchase price of $619, which constitutes all of the issued and outstanding common securities of Sunset Financial Trust.

Alesco Capital Trust I and Sunset Financial Trust (collectively, the "Trusts") described above are VIEs pursuant to variable interest provisions included in FASB ASC 810 because the holders of the equity investment at risk do not have adequate decision making ability over the Trusts' activities. The Company is not the primary beneficiary of the Trusts as it does not have the power to direct the activities of the Trusts. The Trusts are not consolidated by the Company and, therefore, the Company's consolidated financial statements include the junior subordinated notes issued to the Trusts as a liability, and the investment in the Trusts' common securities as an asset. The common securities were deemed to have a fair value of $0 as of the AFN Merger date. These are accounted for as cost method investments; therefore, the Company does not adjust the value at each reporting period. Any income generated on the common securities is recorded as interest income, a component of interest expense, net, in the consolidated statement of operations.

The junior subordinated notes have several financial covenants. Since the AFN Merger, Cohen & Company Inc. has been in violation of one covenant of Alesco Capital Trust I. As a result of this violation, Cohen & Company Inc. is prohibited from issuing additional debt that is either subordinated to or pari passu with the Alesco Capital Trust I debt. This violation does not prohibit Cohen & Company Inc. from issuing senior debt or the Operating LLC from issuing debt of any kind. Cohen & Company Inc. is in compliance with all other covenants of the junior subordinated notes. The Company does not consider this violation to have a material adverse impact on its operations or on its ability to obtain financing in the future.

Byline Credit Facility

On October 28, 2020, the Company entered into an unsecured line of credit with Byline Bank, as lender (the "Byline Credit Facility"). From October 28, 2020 to June 18, 2024, the Company and Byline Bank entered into several amendments that changed the terms such as: (i) interest rate; (ii) total line of credit; (iii) financial covenants; and (iv) maturity dates. During that period, the Company complied with all financial covenants and all payment terms of the Byline Credit Facility and there were no defaults or events of default, thereunder during the period.

As of December 31, 2025, the Byline Credit Facility consisted of a single $15,000 unsecured line of credit under which Cohen Securities is the borrower and which is guaranteed by the Company, the Operating LLC, Cohen Securities Holdings, and Cohen Securities. Effective as of June 18, 2025, CCS and Byline Bank entered into the Third Amended and Restated Loan Agreement, pursuant to which (i) both the maturity date and the final date that loans can be made under the Byline Credit Facility were extended from June 18, 2025 to June 18, 2026 and (ii) the amount of Excess Net Capital that Cohen Securities must maintain was reduced from $40,000 to $30,000.

Loans under the Byline Credit Facility bear interest at a per annum rate equal to Term SOFR plus 6.0%, provided that in no event can the interest rate be less than 7.0%. The Company is required to pay on a quarterly basis an undrawn commitment fee at a per annum rate equal to 0.50% of the undrawn portion of Byline Bank's $15,000 commitment under the Byline Credit Facility.

The Company is also required to pay on each anniversary, a commitment fee at a per annum rate equal to 0.50% of the $15,000 commitment under the Byline Credit Facility. Loans under the Byline Credit Facility must be used by the Company for working capital purposes and general liquidity. The Company may request a reduction in Byline Bank's $15,000 commitment in a minimum amount of $1,000 and multiples of $500 thereafter upon not less than five days' prior notice to Byline Bank. The Company may draw on the facility until June 18, 2026. Loans (both principal and interest) made by Byline Bank under the amended and restated agreement are scheduled to mature and become immediately due and payable in full on June 18, 2026.

The Company is subject to the following financial covenants in the Byline Credit Facility. As of December 31, 2025 and 2024, the Company was in compliance with all of the following financial covenants.

1. Cohen Securities' tangible net worth as defined must exceed $70,000.
2. Cohen Securities' excess net capital as defined in Rule 15c3-1 must exceed $30,000.
3. The total amount drawn on the facility must not exceed 25% of Cohen Securities' tangible net worth as defined.

As of December 31, 2025 and 2024, no amounts were outstanding under the Byline Credit Facility, and the Company was in compliance with all financial covenants, thereunder.

Deferred Financing

The Company also incurred $100 of deferred financing costs associated with the Byline Credit Facility.   These costs were initially recorded as a component of other assets and are amortized to interest expense over the life of the line of credit using the straight-line method.

The Company recognized interest expense from deferred financing costs of $48, $0, and $222 for the years ended December 31, 2025, 2024, and 2023, respectively.

Interest Expense, Net

Interest expense incurred is shown in the table below by instrument for the years ended December 31, 2025, 2024, and 2023.

INTEREST EXPENSE
(Dollars in Thousands)

	Year Ended December 31,					
		2025		2024		2023
Junior subordinated notes	$	4,748	$	4,695	$	5,247
2020/2024 Notes		1,002		740		450
Byline Credit Facility		126		76		338
Redeemable Financial Instrument - JKD Capital I LTD		-		310		491
	$	5,876	$	5,821	$	6,526

21. EQUITY

Common Stock

The holders of the Common Stock are entitled to one vote per share on all matters presented to the Company's stockholders. These holders are entitled to receive distributions on such stock when, as, and if authorized by the Company's board of directors out of funds legally available and declared by the Company, and to share ratably in the assets legally available for distribution to the Company's stockholders in the event of its liquidation, dissolution, or winding up after payment of or adequate provision for all of the Company's known debts and liabilities, including the preferential rights on dissolution of any class or classes of preferred stock. The holders of the Common Stock have no preference, conversion, exchange, sinking fund, redemption, or, so long as the Common Stock remains listed on a national exchange, appraisal rights and have no preemptive rights to subscribe for any of the Company's securities. Shares of the Common Stock have equal dividend, liquidation, and other rights.

Preferred Stock

Series C Junior Participating Preferred Stock: Series C Junior Participating Preferred Stock ("Series C Preferred Stock") was authorized by the Company's board of directors in connection with the Stockholder Rights Plan discussed below. The Series C Preferred Stock has a par value of $0.001 per share and 10,000 shares were authorized as of December 31, 2025 and 2024. The holders of Series C Preferred Stock are entitled to receive, when, as, and if declared by the Company's board of directors out of funds legally available for the purpose, quarterly dividends payable in cash on the last day of March, June, September, and December in each year commencing on the first quarterly dividend payment date after the first issuance of a share or fraction of a share of Series C Preferred Stock. Dividends accrue and are cumulative. The holder of each share of Series C Preferred Stock is entitled to 10,000 votes on all matters submitted to a vote of the Company's stockholders. Holders of Series C Preferred Stock are entitled to receive dividends, distributions or distributions upon liquidation, dissolution, or winding up of the Company in an amount equal to $100,000 per share of Series C Preferred Stock, plus an amount equal to accrued and unpaid dividends and distributions, whether or not declared, prior to payments made to holders of shares of stock ranking junior to the Series C Preferred Stock. The shares of Series C Preferred Stock are not redeemable. There were no shares of Series C Preferred Stock issued and outstanding as of December 31, 2025 and 2024.

Series E Voting Non-Convertible Preferred Stock: Each share of the Company's Series E Voting Non-Convertible Preferred Stock ("Series E Preferred Stock") has no economic rights but entitles the holders thereof, to vote the Series E Preferred Stock on all matters presented to the Company's stockholders. For every 10 shares of Series E Preferred Stock, the holders thereof are entitled to one vote on any such matter. Daniel G. Cohen, the Company's executive chairman, is the sole holder of all 4,983,557 shares of Series E Preferred Stock outstanding as of December 31, 2025. The Series E Preferred Stock held by Daniel G. Cohen gives him the same voting rights he would have if all of the Operating LLC units of membership interests held by him were exchanged for Common Stock on a ten for one basis and effectively gives him voting rights at the Company in the same proportion as his economic interest (as his units of membership interests of the Operating LLC do not carry voting rights at the Company level). The Series E Preferred Stock effectively enables Daniel G. Cohen to exercise approximately 10.2% of the voting power of the Company's total shares outstanding that were entitled to vote as of December 31, 2025 (in addition to the voting power he holds through his common share ownership and Series F Preferred Stock (defined below). The terms of the Series E Preferred Stock provide that, if the Company causes the redemption of or otherwise acquires any of the Operating LLC units owned by Daniel G. Cohen as of May 9, 2013, then the Company will redeem an equal number of shares of Series E Preferred Stock. The Series E Preferred Stock is otherwise perpetual. As of December 31, 2025, there were 4,983,557 shares of Series E Preferred Stock issued and outstanding. See *Non-Controlling Interest — Future Conversion / Redemption of Operating LLC Units* below.

Series F Voting Non-Convertible Preferred Stock: On December 23, 2019, the board of directors adopted a resolution that reclassified 25,000,000 authorized but unissued shares of Preferred Stock, par value $.001 per share, of the Company as a series of Preferred Stock designated as Series F Voting Non-Convertible ("Series F Preferred Stock"). In conjunction with a previously disclosed securities purchase agreement, the Company issued 12,549,273 Series F Preferred Stock to Daniel G. Cohen and 9,880,268 Series F Preferred Stock to the DGC Trust. The holders of the Series F Preferred Stock are not entitled to receive any dividends or distributions (whether in cash, stock or property of the Company). The holders of Series F Preferred Stock and Common Stock are required to vote, together as a single class on all matters with respect to which a vote of the stockholders of the Corporation is required or permitted. Each outstanding share of Series F Preferred Stock entitles the holder to one (1) vote for every ten (10) shares of Series F Preferred Stock on each matter submitted to the Holders for their vote. The Series F Preferred Stock held by Daniel G. Cohen and the DGC Trust give them the same voting rights they would have if all of the Operating LLC units of membership interests held by each were exchanged for Common Stock on a ten for one basis and effectively gives Daniel G. Cohen and the DGC Trust voting rights at the Company in the same proportion as their economic interest (as units of membership interests of the Operating LLC do not carry voting rights at the Company level). The Series F Preferred Stock effectively enable Daniel G. Cohen and the DGC Trust to exercise approximately 46.0% of the voting power of the Company's total shares outstanding that were entitled to vote as of December 31, 2025 (in addition to the voting power held through his common share ownership and Series E Preferred Stock ownership). As of December 31, 2025, there were 22,429,541 shares of Series F Preferred Stock issued and outstanding.

Together, the Series E and Series F Preferred Stock enables Daniel G. Cohen and the DGC Trust to exercise approximately 56.3% of the voting power of the Company's total shares outstanding that were entitled to vote as of December 31, 2025, in addition to the voting power held through Mr. Cohen's common share ownership.

Stockholder Rights Plan

On January 2, 2024, the Company entered into a Section 382 Rights Agreement (the "Rights Agreement") between the Company and Computershare Inc., as rights agent (the "Rights Agent").

The Rights Agreement provides for a distribution of one preferred stock purchase right (each, a "Right," and collectively, the "Rights") for each share of the Company's Common Stock outstanding to stockholders of record at the close of business on January 16, 2024 (the "Record Date"). Each Right entitles the registered holder thereof to purchase from the Company a unit (a "Unit") consisting of one ten-thousandth of a share of the Company's Series C Junior Participating Preferred Stock, par value $0.001 per share (the "Series C Preferred Stock"), at a purchase price of $100.00 per Unit (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

The Company's board of directors adopted the Rights Agreement in an effort to protect stockholder value by attempting to protect against a possible limitation on the Company's ability to use its carryforward (net operating loss, "NOL", and net capital loss, "NCL") deferred tax assets (the "deferred tax assets") to reduce potential future federal income tax obligations. The Company has experienced substantial operating and capital losses, and under the Internal Revenue Code of 1986, as amended (the "Code"), and rules promulgated by the Internal Revenue Service, the Company may "carry forward" these losses in certain circumstances to offset any current and future earnings and thus reduce the Company's federal income tax liability, subject to certain requirements and restrictions. To the extent that the deferred tax assets do not otherwise become limited, the Company believes that it will be able to carry forward a significant amount of deferred tax assets, and therefore these deferred tax assets could be a substantial asset to the Company. However, if the Company experiences an "Ownership Change," as such term is defined in Section 382 of the Code, its ability to use the deferred tax assets will be substantially limited, and the timing of the usage of the deferred tax assets could be substantially limited and/or delayed, which could therefore significantly impair the value of those assets.

The Rights attached to all Common Stock certificates representing shares then outstanding and in the case of uncertificated shares of Common Stock registered in book entry form ("Book Entry Shares") by notation in book entry (which certificates for Common Stock and Book Entry Shares shall be deemed also to be certificates for Rights), and no separate Rights certificates will be distributed.

Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons has become an "Acquiring Person" (as defined below) (the "Stock Acquisition Date") and (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. Pursuant to the Rights Agreement, an "Acquiring Person" means any person or entity who or which, together with all affiliates and associates of such person or entity, is the beneficial owner of 4.95% or more of the shares of Common Stock then outstanding, but does not include the Company or any "Exempted Person" (as defined below). Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates after the Record Date will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

Pursuant to the Rights Agreement, an "Exempted Person" is any person or entity who, together with all affiliates and associates of such person or entity, is or may become, as of January 2, 2024, the beneficial owner of Common Stock and/or other securities exercisable for shares of Common Stock representing 4.95% or more of the shares of Common Stock outstanding as of January 2, 2024. However, any such person or entity will no longer be deemed to be an Exempted Person and shall be deemed an Acquiring Person under the Rights Agreement if such person or entity, together with all affiliates and associates of such person or entity, becomes the beneficial owner (and so long as such person continues to be the beneficial owner of 4.95% or more of the then outstanding shares of Common Stock) of additional shares of Common Stock, except (x) pursuant to equity compensation awards granted to such person or entity by the Company or options or warrants outstanding and beneficially owned by such person or entity as of January 2, 2024, or as a result of an adjustment to the number of shares of Common Stock represented by such equity compensation award pursuant to the terms thereof; or (y) as a result of a stock split, stock dividend or the like. In addition, any person or entity who, together with all affiliates and associates of such person or entity, becomes the beneficial owner of Common Stock and/or other securities exercisable for shares of Common Stock representing 4.95% or more of the shares of Common Stock then outstanding as a result of a purchase by the Company or any of its subsidiaries of shares of Common Stock will also be an "Exempted Person." However, any such person will no longer be deemed to be an Exempted Person and will be deemed to be an Acquiring Person if such person, together with all affiliates and associates of such person, becomes the beneficial owner, at any time after the date such person became the beneficial owner of 4.95% or more of the then outstanding shares of Common Stock, of additional shares of Common Stock, except if such additional securities are acquired (x) pursuant to the exercise of options or warrants to purchase Common Stock outstanding and beneficially owned by such person as of the date such person became the beneficial owner of 4.95% or more of the then outstanding shares of Common Stock or as a result of an adjustment to the number of shares of Common Stock for which such options or warrants are exercisable pursuant to the terms thereof, or (y) as a result of a stock split, stock dividend or the like.

In addition, the Rights Agreement defined the term "Exempted Person" to also include any person or entity who, together with all affiliates and associates of such person or entity, is the beneficial owner of Common Stock and/or other securities exercisable for shares of Common Stock representing 4.95% or more of the shares of Common Stock outstanding, and whose beneficial ownership would not, as determined by the Company's board of directors, jeopardize or endanger the availability of the Company of its deferred tax assets. However, any such person or entity will cease to be an Exempted Person if (x) such person or entity ceases to beneficially own 4.95% or more of the shares of the then outstanding Common Stock or (y) the Company's board of directors makes a contrary determination with respect to the effect of such person's or entity's beneficial ownership (together with all affiliates and associates of such person) with respect to the availability to the Company of its deferred tax assets.

Pursuant to the Rights Agreement, a purchaser, assignee or transferee of the shares of Common Stock (or options or warrants exercisable for Common Stock) from an Exempted Person will not be considered an Exempted Person, except that a transferee from the estate of an Exempted Person who receives Common Stock as a bequest or inheritance from an Exempted Person will be an Exempted Person so long as such transferee continues to be the beneficial owner of 4.95% or more of the then outstanding shares of Common Stock.

The Rights are not exercisable until the Distribution Date and will expire on the earliest of (i) the close of business on December 31, 2026, (ii) the time at which the Rights are redeemed pursuant to the Rights Agreement, (iii) the time at which the Rights are exchanged pursuant to the Rights Agreement, (iv) the repeal of Section 382 of the Code or any successor statute if the Company's board of directors determines that the Rights Agreement is no longer necessary or desirable for the preservation of certain tax benefits, and (v) the beginning of a taxable year of the Company to which the Company's board of directors determines that certain tax benefits may not be carried forward. At no time will the Rights have any voting power.

Except as otherwise determined by the Company's board of directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

Pursuant to the Rights Agreement, in the event that a person or entity becomes an Acquiring Person, each other holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company), having a value equal to two times the exercise price of the Right. The exercise price is the Purchase Price times the number of Units associated with each Right (initially, one). For example, at an exercise price of $100.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $200.00 worth of Common Stock (or other consideration, as noted above) for $100.00. If the Common Stock at the time of exercise had a market value per share of $20.00, the holder of each valid Right would be entitled to purchase ten (10) shares of Common Stock for $100.00.

Notwithstanding any of the foregoing, following the occurrence of a person or entity becoming an Acquiring Person (a "Flip-In Event"), all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by such Acquiring Person will be null and void.

In the event that, at any time following the Stock Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation; (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock is changed or exchanged; or (iii) 50% or more of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) will thereafter have the right to receive, upon exercise of the Right, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

However, Rights are not exercisable following the occurrence of a Flip-In Event until such time as the Rights are no longer redeemable by the Company as set forth below.

The Purchase Price payable, and the number of Units of Series C Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series C Preferred Stock, (ii) if holders of the Series C Preferred Stock are granted certain rights or warrants to subscribe for Series C Preferred Stock or convertible securities at less than the current market price of the Series C Preferred Stock, or (iii) upon the distribution to holders of the Series C Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series C Preferred Stock on the last trading date prior to the date of exercise.

At any time after the Stock Acquisition Date, the Company may exchange all or part of the Rights (other than Rights owned by an Acquiring Person) for Common Stock at an exchange ratio equal to (i) a number of shares of Common Stock per Right with a value equal to the spread between the value of the number of shares of Common Stock for which the Rights may then be exercised and the Purchase Price or (ii) if prior to the acquisition by the Acquiring Person of 50% or more of the then outstanding shares of Common Stock, one share of Common Stock per Right (subject to adjustment).

At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right. Immediately upon the action of the Company's board of directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company as set forth above or in the event the Rights are redeemed.

Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Company's board of directors prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Company's board of directors in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

Net Share Settlement of Restricted Stock

The Company may net share settle equity-based awards for the payment of employees' tax obligations to taxing authorities related to the vesting of such equity-based awards. The total shares withheld and retired are based on the value of the restricted award on the applicable vesting date as determined by the Company's closing stock price. These net share settlements reduce the number of shares that would have otherwise been issued as a result of the vesting and do not represent an expense to the Company.

Equity Distribution Agreement

On October 5, 2023, the Company entered into an equity distribution agreement (the "Equity Agreement") with Northland Securities, Inc. (trade name Northland Capital Markets), as sales agent (the "Sales Agent"), relating to the issuance and sale from time to time by the Company (the "ATM Program"), through the Sales Agent, of shares of the Company's Common Stock, having an aggregate offering price of up to $75,000 (collectively the "Shares"). Sales of the Shares, if any, under the Equity Agreement will be made in sales deemed to be "at-the-market offerings" as defined in Rule 415 under the Securities Act as agreed with the Sales Agent. In accordance with the applicable rules of the SEC, the Company is permitted to sell an aggregate of up to $4,712 in Shares under the Equity Agreement, which represents one-third of the value of the Common Stock held by non-affiliates.

The Equity Agreement includes customary representations, warranties, and covenants by the Company and customary obligations of the parties and termination provisions. The Company has agreed to indemnify the Sales Agent against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Sales Agent may be required to make with respect to any of those liabilities. The Company will pay the Sales Agent a commission of 2.5% of the gross offering proceeds of the Shares sold through the Sales Agent pursuant to the Equity Agreement.

The offering of the Common Stock pursuant to the Equity Agreement will terminate upon the sale of all of the Shares pursuant to the Equity Agreement, unless sooner terminated in accordance with the terms and conditions of the Equity Agreement.

During the year ended December 31, 2025, no shares were sold by the Company in the open market pursuant to the Equity Agreement. During the year ended December 31, 2024, the Company sold 13,500 shares in the open market pursuant to the Equity Agreement for a total net sale price of $154.

Dividends and Distributions

During the year ended December 31, 2025, the Company declared dividends of $3.00, which included a special cash dividend of $2.00 per share payable on January 22, 2026. During the years ended December 31, 2024 and 2023, the Company paid cash dividends of $1.00 per share in both years.

In the aggregate, during 2025, the Company paid cash dividends of $2,131 and accrued dividends payable of $3,500. In the aggregate during 2024 and 2023, the Company paid cash dividends on its outstanding Common Stock in the amounts of $1,873 and $1,750, respectively. Pro-rata distributions were made to the other members of the Operating LLC upon the payment of dividends to the Company's stockholders. During 2025, 2024, and 2023, the Company paid cash distributions of $13,000, $4,819, and $4,344, respectively, to the holders of the non-controlling interest (that is, the members of the Operating LLC other than Cohen & Company Inc.).

Certain subsidiaries of the Operating LLC have restrictions on the withdrawal of capital and otherwise in making distributions and loans. Cohen Securities is subject to net capital restrictions imposed by the SEC and FINRA, which require certain minimum levels of net capital to remain in this subsidiary. In addition, these restrictions could potentially impose notice requirements or limit the Company's ability to withdraw capital above the required minimum amounts (excess capital) whether through distribution or loan. CCFESA is regulated by the ACPR and subject to certain minimum levels of capital.

Shares Outstanding of Stockholders' Equity of the Company

The following table summarizes share transactions that occurred in stockholders' equity during the years ended December 31, 2025, 2024, and 2023.

ROLLFORWARD OF SHARES OUTSTANDING OF
COHEN & COMPANY INC.

	Common Stock	Restricted Stock	Total
December 31, 2022	1,433,283	341,059	1,774,342
Issuance as equity-based compensation	-	143,900	143,900
Vesting of shares	113,301	(113,301)	-
Shares withheld for employee taxes	(20,328)	-	(20,328)
Forfeiture / cancellation of restricted stock	-	(4,167)	(4,167)
December 31, 2023	1,526,256	367,491	1,893,747
Issuance of shares	13,500	-	13,500
Issuance as equity-based compensation	-	153,125	153,125
Vesting of shares	114,491	(114,491)	-
Shares withheld for employee taxes	(26,195)	-	(26,195)
Units exchanged for shares	7,209	-	7,209
Forfeiture / cancellation of restricted stock	-	(1,334)	(1,334)
December 31, 2024	1,635,261	404,791	2,040,052
Issuance as equity-based compensation	-	144,200	144,200
Vesting of shares	149,981	(149,981)	-
Shares withheld for employee taxes	(35,187)	-	(35,187)
Forfeiture / cancellation of restricted stock	-	(19,002)	(19,002)
December 31, 2025	1,750,055	380,008	2,130,063

Convertible Non-Controlling Interest

Voting Proxy

Effective December 30, 2019, the Company, Daniel G. Cohen, and the DGC Trust entered in an agreement whereby if the Company owns a number of units of membership interests in the Operating LLC representing less than a majority of the votes entitled to be cast at any meeting or any other circumstances upon which a vote, agreement, consent (including unanimous written consents), or other approval is sought from the holders of units of membership interests in the Operating LLC (each, a "Meeting"), then for so long as the Company owns a number of units of membership interests in the Operating LLC representing less than a majority of the votes entitled to be cast at any Meeting, Daniel G. Cohen and the DGC Trust have agreed to grant a voting proxy to the Company pursuant to which the Company may vote at any Meeting the number of units of membership interests in the Operating LLC owned by Daniel G. Cohen and the DGC Trust necessary to give the Company a majority of the votes at such Meeting. This agreement gives the Company a controlling vote on all matters of the Operating LLC even though the Company's economic interest in the Operating LLC is less than 50%.

On September 25, 2020, the agreement was amended to provide that the voting proxy shall be revoked in the event that Daniel G. Cohen and/or his affiliates cease to beneficially own a majority of the voting securities of the Company. See note and 31.

Future Conversion / Redemption of Operating LLC Units

Each Operating LLC unit of membership interest is redeemable at the member's option, at any time, for (i) cash in an amount equal to the average of the per share closing prices of the Common Stock for the ten consecutive trading days immediately preceding the date the Company receives the holder's redemption notice, or (ii) at the Company's option, for one share of the Common Stock for every 10 units subject, in each case, to appropriate adjustment upon the occurrence of an issuance of additional shares of the Common Stock as a dividend or other distribution on the Company's outstanding Common Stock, or a further subdivision or combination of the outstanding shares of the Common Stock.

Unit Issuance and Surrender Agreement — Acquisition and Surrender of Additional Units of the Operating LLC, net

Effective January 1, 2011 and revised effective May 27, 2021, Cohen & Company Inc. and the Operating LLC entered into a Unit Issuance and Surrender Agreement (the "UIS Agreement") that was approved by the board of directors of Cohen & Company Inc. and the board of managers of the Operating LLC. In an effort to maintain a 1:10 ratio of Common Stock to the number of units of membership interests Cohen & Company Inc. holds in the Operating LLC, the UIS Agreement calls for the issuance of additional units of membership interests of the Operating LLC to Cohen & Company Inc. when the Cohen & Company Inc. issues its Common Stock to employees under existing equity compensation plans or issues its Common Stock in a public or private offering. In certain cases, the UIS Agreement calls for Cohen & Company Inc. to surrender units to the Operating LLC when certain restricted shares are forfeited by the employee or repurchased by the Company.

The following table summarizes the transactions that resulted in changes in the unit ownership of the Operating LLC including unit issuances and forfeitures related to the UIS Agreement.


ROLLFORWARD OF UNITS OUTSTANDING OF
THE OPERATING LLC


	Cohen & Company Inc.	Daniel G. Cohen	DGC Trust	Others	Total
December 31, 2022	14,332,824	19,356,855	20,225,095	72,098	53,986,872
Issuance of Units under UIS Agreement, net	929,730	-	-	-	929,730
Vesting of units	-	967,830	-	470,330	1,438,160
Issuance of units under 2017 Convertible Note	-	(479,380)	-	(470,330)	(949,710)
December 31, 2023	15,262,554	19,845,305	20,225,095	72,098	55,405,052
Issuance of Units under UIS Agreement, net	1,090,048	-	-	-	1,090,048
Vesting of units	-	940,669	-	540,663	1,481,332
Redemption of convertible non-controlling interest units	-	(443,474)	-	(555,389)	(998,863)
December 31, 2024	16,352,602	20,342,500	20,225,095	57,372	56,977,569
Issuance of Units under UIS Agreement, net	1,147,940	-	-	-	1,147,940
Vesting of units	-	1,011,000	-	610,996	1,621,996
Redemption of convertible non-controlling interest units	-	(460,679)	-	(502,053)	(962,732)
December 31, 2025	17,500,542	20,892,821	20,225,095	166,315	58,784,773

The following table presents the impact to equity from Cohen & Company Inc.'s ownership interest in the Operating LLC.

	For the Year Ended December 31,		
	2025	2024	2023
Net income / (loss) attributable to Cohen & Company Inc.	$ 14,431	$ (129)	$ (5,113)
Transfers (to) from the non-controlling interest:			
Increase / (decrease) in Cohen & Company Inc.'s paid in capital for the acquisition / (surrender) of additional units in consolidated subsidiary, net	590	679	636
Changes from net income / (loss) attributable to Cohen & Company Inc. and transfers (to) from non-controlling interest	$ 15,021	$ 550	$ (4,477)

Detail of Non-Controlling Interest

The Company has two major categories of non-controlling interest. Convertible non-controlling interest represents the portion of the Operating LLC not owned by the Company. The convertible non-controlling interest is exchangeable in certain circumstances into Common Stock. Non-convertible non-controlling interest represents the portion of various subsidiaries of the Operating LLC that are not wholly owned by the Operating LLC. The non-convertible non-controlling interest is not exchangeable into Common Stock.

ROLLFORWARD OF NON-CONTROLLING INTERESTS
(Dollars in Thousands)

	Operating LLC	Columbus Circle SPAC	Other Consolidated Subsidiaries	Total
December 31, 2022	$ 47,270	$ -	$ 17	$ 47,287
Non-controlling interest share of income	(4,078)	-	19,590	15,512
Other comprehensive income	61	-	-	61
Acquisition / (surrender) of additional units of consolidated subsidiary	(622)	-	-	(622)
Equity-based compensation	3,184	-	-	3,184
Shares withheld for employee taxes	(127)	-	-	(127)
Dividends/distributions to convertible non-controlling interest	(4,344)	-	-	(4,344)
Convertible non-controlling interest investment	(834)	-	-	(834)
Non-convertible non-controlling interest investment	-	-	39	39
Non-convertible non-controlling interest distributions	-	-	(10,041)	(10,041)
December 31, 2023	$ 40,510	$ -	$ 9,605	$ 50,115
Non-controlling interest share of income (loss)	(357)	-	8,675	8,318
Other comprehensive income	(119)	-	-	(119)
Acquisition / (surrender) of additional units of consolidated subsidiary	(664)	-	-	(664)
Equity-based compensation	3,336	-	-	3,336
Shares withheld for employee taxes	(135)	-	-	(135)
Dividends/distributions to convertible non-controlling interest	(4,819)	-	-	(4,819)
Redemption of convertible non-controlling interest units	(659)	-	-	(659)
Non-convertible non-controlling interest distributions	-	-	(6,818)	(6,818)
December 31, 2024	$ 37,093	$ -	$ 11,462	$ 48,555
Non-controlling interest share of income (loss)	27,616	5,853	(7,766)	25,703
Other comprehensive income	254	-	-	254
Acquisition / (surrender) of additional units of consolidated subsidiary	(576)	-	-	(576)
Equity-based compensation	3,194	15,671	-	18,865
Shares withheld for employee taxes	(241)	-	-	(241)
Dividends/distributions to convertible non-controlling interest	(14,818)	-	-	(14,818)
Redemption of convertible non-controlling interest units	(954)	-	-	(954)
Non-convertible non-controlling interest investment	-	2,669	-	2,669
Non-convertible non-controlling interest distributions	-	(24,193)	(3,258)	(27,451)
December 31, 2025	$ 51,568	$ -	$ 438	$ 52,006

The Operating LLC non-controlling interest is included as convertible non-controlling interest in the consolidated statement of operations. The other components of non-controlling interest are included as non-convertible non-controlling interest in the statement of operations.

Partial redemption of convertible non-controlling interests

On February 5, 2025, Daniel G. Cohen, the Company's executive chairman, in accordance with the Operating LLC operating agreement, redeemed 460,679 LLC Units for which the Company paid to Mr. Cohen an aggregate of $457, or $0.991 per LLC Unit. The LLC Units were redeemed by Mr. Cohen in order to fund certain tax liabilities incurred by Mr. Cohen in connection with the vesting on January 31, 2025 of 1,011,000 restricted LLC Units that had been previously granted to Mr. Cohen under the 2020 Long-Term Incentive Plan. On February 1, 2024, Daniel G. Cohen, in accordance with the Operating LLC operating agreement, redeemed 443,474 LLC Units for which the Company paid to Mr. Cohen an aggregate of $315, or $0.711 per LLC Unit. The LLC Units were redeemed by Mr. Cohen in order to fund certain tax liabilities incurred by Mr. Cohen in connection with the vesting, on January 31, 2024, of 940,669 restricted LLC Units that had been previously granted to Mr. Cohen under the 2020 Long-Term Incentive Plan.

On February 5, 2025, Lester Brafman, the Company's chief executive officer, in accordance with the Operating LLC operating agreement, redeemed 502,053 LLC Units for which the Company paid to Mr. Brafman an aggregate of $498, or $0.991 per LLC Unit. The LLC Units were redeemed by Mr. Brafman in order to fund certain tax liabilities incurred by Mr. Brafman in connection with the vesting, on January 31, 2025, of 610,996 restricted LLC Units and 40,000 restricted shares of the Company's Common Stock, all of which had been previously granted to Mr. Brafman under the 2020 Long-Term Incentive Plan. On February 1, 2024, Lester Brafman, in accordance with the Operating LLC operating agreement, redeemed 483,301 LLC Units for which the Company paid to Mr. Brafman an aggregate of $344, or $0.711 per LLC Unit. The LLC Units were redeemed by Mr. Brafman in order to fund certain tax liabilities incurred by Mr. Brafman in connection with the vesting, on January 31, 2024, of 540,633 restricted LLC Units and 40,000 restricted shares of the Company's Common Stock, all of which had been previously granted to Mr. Brafman under the 2020 Long-Term Incentive Plan.

22. EQUITY-BASED COMPENSATION

The following table summarizes the amounts the Company recognized as equity-based compensation expense including restricted stock, restricted units, membership units of consolidated sponsor entities and stock options. These amounts are included as a component of compensation and benefits in the consolidated statements of operations. The remaining unrecognized compensation expense related to unvested awards at December 31, 2025 was $5,895 and the weighted average period of time over which this expense will be recognized is approximately 1.6 years.

EQUITY-BASED COMPENSATION INCLUDED IN COMPENSATION AND BENEFITS
(Dollars in Thousands)

| | For the Year Ended December 31, | | |
	2025	2024	2023
Equity-based compensation expense	$ 20,213	$ 4,668	$ 4,391
Non equity-based compensation expense	157,305	51,720	47,701
Total compensation and benefits	$ 177,518	$ 56,388	$ 52,092

The following table summarizes the equity-based compensation by plan. Each plan is discussed in detail below.

DETAIL OF EQUITY-BASED COMPENSATION BY PLAN
(Dollars in Thousands)

| | For the Year Ended December 31, | | |
	2025	2024	2023
Restricted Stock or Units - 2020 Plan	$ 4,542	$ 4,668	$ 4,391
Membership interests in sponsor entities	15,671	-	-
Total equity-based compensation expense	$ 20,213	$ 4,668	$ 4,391

The Company's 2020 Long-Term Incentive Plan – Restricted Common Stock, Restricted Units, and Stock Options

On April 7, 2020, the board of directors of the Company adopted a long-term incentive plan (the "2020 Long Term Incentive Plan"), which was approved by the Company's stockholders at the Company's annual meeting on June 18, 2020. On April 1, 2021 and June 9, 2021, the board of directors and the Company stockholders, respectively, approved Amendment No. 1 to the 2020 Long-Term Incentive Plan, which increased the maximum number of shares of common stock available for issuance under the 2020 Long-Term Incentive Plan from 600,000 shares of common stock to 1,200,000 shares of common stock. On March 28, 2022 and June 2, 2022, the board of directors and the Company stockholders, respectively, approved Amendment No. 2, which increased the maximum number of shares of common stock available for issuance under the 2020 Long-Term Incentive Plan, as amended, from 1,200,000 shares of common stock to 1,900,000 shares of common stock. On March 28, 2025 and June 4, 2025, the board of directors and the Company stockholders, respectively, approved Amendment No. 3 to the 2020 Long-Term Incentive Plan, which increased the maximum number of shares of common stock available for issuance under the 2020 Long-Term Incentive Plan from 1,900,000 shares of common stock to 2,500,000 shares of common stock. As of December 31, 2025, 818,002 shares remain available to be issued under the Company's 2020 Long-term Incentive Plan. No award may be granted under the 2020 Long Term Incentive Plan after April 7, 2030.

The Company's 2010 Long- Term-Incentive Plan and the AFN 2006 Equity Plan expired in 2020 and there are no shares available to be issued under these plans.

Membership Interests of Consolidated Sponsor Entities

Employees sometimes invest in the membership interests of consolidated SPAC sponsor entities. Because these entities are consolidated and the employees are investing in the consolidated company's non-controlling interest, these equity interests fall under FASB ASC 718. Generally, the employee invests a de minimis amount and receives an allocation of the founder shares held by the sponsor entity. The investment generally does not have any explicit vesting criteria associated with it. Generally, the employee's investment will be worthless if the SPAC in which the sponsor entity has invested is liquidated and it will become worth something if the SPAC completes its business combination. Therefore, the Company treats these grants as having a performance condition (i.e. the completion of the SPAC business combination). Further, at the time of the investments, the Company treats this performance condition as being non-probable. The effect of this is that the Company records no expense related to these investments until (and only if) the business combination is completed. Upon completion of the business combination, the Company records compensation expense in an amount equal to the fair value of the grant. The fair value of the grant is equal to the public trading price of the SPAC on the grant date adjusted for certain sale restrictions imposed on the shares the employee receives (generally, the shares are restricted for sale for some time period and subject to certain hurdle prices before they become freely tradeable).

RESTRICTED STOCK - SERVICE BASED VESTING

	Number of Shares of Restricted Stock	Weighted Average Grant Date Fair Value
Unvested at January 1, 2023	341,059	$ 16.17
Granted	143,900	7.57
Vested	(113,301)	17.18
Forfeiture	(4,167)	11.65
Unvested at December 31, 2023	367,491	12.54
Granted	153,125	8.91
Vested	(114,491)	13.97
Forfeiture	(1,334)	8.81
Unvested at December 31, 2024	404,791	10.79
Granted	144,200	14.23
Vested	(149,981)	12.70
Forfeiture	(19,002)	8.82
Unvested at December 31, 2025	380,008	$ 11.44

OPERATING LLC RESTRICTED UNITS - SERVICE BASED VESTING

	Number of Restricted Units	Weighted Average Grant Date Fair Value
Unvested at January 1, 2023	6,541,490	$ 1.35
Granted	422,000	0.68
Vested	(1,438,160)	1.97
December 31, 2023	5,525,330	1.82
Granted	422,000	1.02
Vested	(1,481,332)	1.87
Unvested at December 31, 2024	4,465,998	1.73
Granted	422,000	1.68
Vested	(1,621,996)	1.77
Unvested at December 31, 2025	3,266,002	$ 1.71

During the years ended December 31, 2025, 2024, and 2023, the total fair value of all equity awards vested in each year based on the fair market value of the Common Stock on the vesting date was $3,105, $1,940, and $2,249, respectively.

The restricted shares and restricted units typically may vest quarterly, annually, or at the end of a specified term on a straight-line basis over the remaining term of the awards, assuming the recipient is continuing in service to the Company at such date, and, in the case of performance-based equity awards, the performance thresholds have been attained. In the case of director grants, the equity awards have no performance or service conditions. In the cases of graded vesting, the Company typically expenses the grant on a straight-line basis if only service conditions are present but expenses on a graded basis if performance-based conditions are present. Upon vesting, restricted shares and units are entitled to receive any distributions or dividends that were declared subsequent to the grant date and up to the date of vesting. Any restricted shares or units that do not vest do not receive distributions or dividends. The Company accrues for these dividends and distributions on unvested shares and units when the dividends or distributions are declared. This liability is included as a component of accounts payable and other liabilities in the consolidated balance sheet. When restricted shares or units are forfeited, any accrued dividends and distributions that were accrued are reversed.

SPONSOR ENTITY MEMBERSHIP UNITS - PERFORMANCE BASED VESTING

	Membership Units	Weighted Average Grant Date Fair Value
Unvested at January 1, 2023	-	$ -
Granted	-	-
Vested	-	-
Forfeited	-	-
Unvested at December 31, 2023	-	-
Granted	-	-
Vested	-	-
Forfeited	-	-
Unvested at December 31, 2024	-	-
Granted	4,190,000	3.74
Vested	(4,190,000)	3.74
Forfeited	-	-
Unvested at December 31, 2025	-	$ -

During the years ended December 31, 2025, 2024, and 2023, the total fair value of all equity awards vested in each year based on the fair market value of the membership units on the vesting date was $15,671, $0, and $0, respectively.

23. INCOME TAXES

Cohen & Company Inc. is treated as a C corporation for United States federal income tax purposes. The components of income tax expense / (benefit) included in the consolidated statements of operations for each year presented herein are shown in the table below.

INCOME TAX EXPENSE
(Dollars in Thousands)

	For the Year Ended December 31,		
	2025	2024	2023
Current income tax expense / (benefit)			
Federal income tax expense / (benefit)	$ -	$ -	$ -
French income tax expense / (benefit)	369	118	120
State and local income tax expense / (benefit)	868	230	71
	1,237	348	191
Deferred income tax expense / (benefit)			
Federal income tax expense / (benefit)	(3,230)	(1)	3,205
French income tax expense / (benefit)	-	-	-
State and local income tax expense / (benefit)	1,361	(676)	2,149
	(1,869)	(677)	5,354
Total	$ (632)	$ (329)	$ 5,545

The components of income (loss) before income taxes are shown below.

INCOME (LOSS) BEFORE INCOME TAXES
(Dollars in Thousands)

	For the Year Ended December 31,		
	2025	2024	2023
U.S.	$ 37,908	$ 7,220	$ 15,705
France	1,594	640	239
Total	$ 39,502	$ 7,860	$ 15,944

The Company had prepaid taxes of $0 and $235 in the consolidated balance sheet as of December 31, 2025 and 2024, respectively.

In 2025, the Company adopted ASU 2023-09, *Improvements to Income Tax Disclosures*, on a prospective basis. The reconciliation of taxes at the federal statutory rate to the Company's provision for (benefit from) income taxes for the year ended December 31, 2025 was as follows:

	For the Year Ended December 31, 2025	
	Amount	Percent
Federal statutory rate	$ 8,295	21.0%
State and local income tax, net of federal tax effect		
New York City	1,325	3.4%
Philadelphia	508	1.3%
Other U.S. States	255	0.6%
Foreign tax effects	344	0.9%
Effect of changes in tax laws or tax rates	-	0.0%
Effect of cross-border tax laws	-	0.0%
Tax credits	-	0.0%
Changes in valuation allowances	(6,418)	(16.2)%
Nontaxable or non-deductible items		
Non-deductible compensation - 162m	721	1.8%
Other non-taxable or non-deductible items	(261)	(0.7)%
Other		
Pass through impact	(5,401)	(13.7)%
Total	$ (632)	(1.6)%

State and local tax, net of federal benefit: The Company files taxes in several U.S. states and local jurisdictions. The state and local tax expense (including deferred items), net of the federal benefit are included in this reconciling item.

Foreign tax effects: This represents the impact of the Company's consolidated French subsidiaries.

Changes in valuation allowances: The Company has significant deferred tax assets that have valuation allowances. These are comprised of federal net operating loss ("NOL") carryforwards, federal net capital loss ("NCL") carryforwards, as well as unrealized loss on the parent company's investment in the Operating LLC. Each reporting period, management determines the expected amount of taxable income it will generate in each jurisdiction where the Company has NOLs. Management then schedules this income against each carryforward asset and determines what portion of the asset it believes is more likely than not to be realized. This determination is subjective and subject to many assumptions and factors including profitability of the Company's business in the future, the timing of that future income as compared to carryforward asset expiration, the character of future income (ordinary or capital), and the jurisdiction the income will be generated in. To the extent management's determination changes, an adjustment will be made to the valuation allowance resulting in deferred tax expense or benefit. Because of the magnitude of the Company's carryforward assets as well as the volatility of the Company's operating results, significant adjustments to the valuation allowance have been recorded historically are likely going forward. These future adjustments will likewise result in material amounts of deferred tax benefit or expense going forward.

Non-taxable or non-deductible items: This is comprised of various permanent difference items such as non-deductible expenses, tax exempt income, and disallowed executive compensation under Section 162m.

Foreign tax effects: This is primarily comprised of current taxes incurred by the Company's French subsidiaries.

Pass through impact: Cohen & Company Inc. consolidates the Operating LLC but only owns a minority economic interest in the Operating LLC. In addition, the Operating LLC sometimes consolidates entities in which it owns a majority, but less than 100% interest in. In these cases, the income allocated to the non-controlling interest is not subject to taxation by Cohen & Company Inc. even though the income is included in the consolidated statement of operations. This reconciling item accounts for that difference.

The reconciliation of taxes at the statutory rate to the Company's provision for (benefit from) income taxes for the years ended December 31, 2024, and 2023 in accordance with the guidance prior to the adoption of ASU 2023-09 was as follows:

INCOME TAX RATE RECONCILIATION
(Dollars in Thousands)

	For the Year Ended December 31,	
	2024	2023
Federal statutory rate	$ 1,650	$ 3,348
Pass through impact	(1,746)	(3,257)
Changes in valuation allowances	95	3,114
State and local tax, net of federal benefit	(446)	2,220
Foreign tax effects	118	120
Total	$ (329)	$ 5,545

The components of the net deferred tax asset (liability) are as follows.

DEFERRED TAX ASSET AND LIABILITY
(Dollars in Thousands)

	December 31, 2025			December 31, 2024		
	Asset	Liability	Net	Asset	Liability	Net
Federal net operating loss carryforward	$ 15,274	$ -	$ 15,274	$ 19,434	$ -	$ 19,434
State and local net operating loss carryforward	3,362	-	3,362	4,293	-	4,293
Federal capital loss carryforward	12,470	-	12,470	12,020	-	12,020
Disallowed interest expense carryforward	829	-	829	885	-	885
Unrealized gain on debt	-	(5,701)	(5,701)	-	(5,712)	(5,712)
Investment in Operating LLC	16,006	-	16,006	13,141	-	13,141
Other	466	-	466	1,000	(5)	995
Gross deferred tax asset / (liability)	48,407	(5,701)	42,706	50,773	(5,717)	45,056
Less: valuation allowance	(38,580)	-	(38,580)	(42,799)	-	(42,799)
Net deferred tax asset / (liability)	$ 9,827	$ (5,701)	$ 4,126	$ 7,974	$ (5,717)	$ 2,257

As of December 31, 2025, the Company had NOLs of approximately $72,735, which will be available to offset future taxable income, subject to limitations described below. If not used, these NOLs will begin to expire in 2028. The Company also had NCLs in excess of capital gains of $59,382 as of December 31, 2025, which can be carried forward to offset future capital gains, subject to the limitations described below. If not used, this carryforward began to expire in 2024. No assurance can be made that the Company will have future taxable income or future capital gains to benefit from its NOL and NCL carryforwards.

The Company has determined that its NOL and NCL carryforwards are not currently limited by Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"). However, the Company may experience an ownership change as defined in that section ("Ownership Change") in the future. If an Ownership Change were to occur in the future, the Company's ability to use its NOLs, NCLs, and certain recognized built-in losses to reduce its taxable income in a future year would generally be limited to an annual amount (the "Section 382 Limitation") equal to the fair value of the Company immediately prior to the Ownership Change multiplied by the "long term tax-exempt interest rate." In the event of an Ownership Change, NOLs and NCLs that exceed the Section 382 Limitation in any year will continue to be allowed as carryforwards for the remainder of the carryforward period, and such NOLs and NCLs can be used to offset taxable income for years within the carryforward period subject to the Section 382 Limitation in each year. However, if the carryforward period for any NOL or NCL were to expire before that loss is fully utilized, the unused portion of that loss would be lost. See discussion of stockholder rights plan in note 21.

Notwithstanding the fact that the Company has determined that the use of its remaining NOL and NCL carryforwards are not currently limited by Section 382 of the Code, the Company recorded a valuation allowance for a substantial portion of its NOLs and NCLs when calculating its net deferred tax liability as of December 31, 2025.   The Company applies ASC 740-10 in determining uncertain tax positions. The Company has evaluated its tax positions under these criteria and has determined that as of December 31, 2025 and 2024 it has not taken any material uncertain tax positions that would require adjustment to the financial statements. On July 4, 2025, the United States enacted the One Big Beautiful Bill Act of 2025 (the "Act"). The Act includes, among other provisions, changes to the U.S. corporate income tax system, including permanent extensions of certain provisions of the Tax Cuts and Jobs Act. The Act contains multiple effective dates, with certain provisions effective beginning in calendar year 2025 and others phased in through calendar year 2027. Based on the Company's current analysis of the Act's provisions, the Company does not expect the Act to have a material impact on its financial position, results of operations, or cash flows.

The following table shows tax payments made by the Company and tax refunds received by the Company by jurisdiction for the year ended December 31, 2025:

	2025
U.S. Federal	$ -
U.S. State & Local	161
France	115
Cash paid for income tax	$ 276

	2025
U.S. Federal	$ -
U.S. State & Local	-
France	-
Income tax refunds received	$ -

24. ACCUMULATED OTHER COMPREHENSIVE INCOME / (LOSS) ("AOCI")

The following table shows the components of other comprehensive income / (loss) and the tax effects allocated to other comprehensive income / (loss). AOCI consists solely of foreign currency items.

ACCUMULATED OTHER COMPREHENSIVE INCOME / (LOSS) AND INCOME TAX EFFECT OF ITEMS ALLOCATED TO
OTHER COMPREHENSIVE INCOME / (LOSS)
(Dollars in Thousands)

	OCI Items	Tax Effect	Total
December 31, 2022	$ (955)	$ -	$ (955)
Change in foreign currency items	25	-	25
Other comprehensive income / (loss), net	25	-	25
Acquisition / (surrender) of additional units in consolidated subsidiary, net	(14)	-	(14)
December 31, 2023	(944)	-	(944)
Change in foreign currency items	(48)	-	(48)
Other comprehensive income / (loss), net	(48)	-	(48)
Acquisition / (surrender) of additional units in consolidated subsidiary, net	(15)	-	(15)
December 31, 2024	(1,007)	-	(1,007)
Change in foreign currency items	107	-	107
Other comprehensive income / (loss), net	107	-	107
Acquisition / (surrender) of additional units in consolidated subsidiary, net	(14)	-	(14)
December 31, 2025	$ (914)	$ -	$ (914)

25. NET CAPITAL REQUIREMENTS

Cohen Securities is subject to the net capital provision of Rule 15c3-1 under the Exchange Act, which requires the maintenance of minimum net capital, as defined therein. CCFESA, a subsidiary of the Company, is regulated by the ACPR in France. CCFESA is subject to certain regulatory capital requirements in accordance with Articles L.533-2 *et seq.* of the French Financial and Monetary Code, implementing the new framework set out in the Investment Firm Regulation ("IFR") and the Investment Firm Directive ("IFD").

The following tables shows the actual net capital for Cohen Securities and actual net liquid capital for CCFESA as compared to the required amounts for the periods indicated.

STATUTORY NET CAPITAL REQUIREMENTS
(Dollars in thousands)

	December 31, 2025					
	Actual Net Capital or Liquid Capital		Amount Required		Excess	
Cohen Securities	$	77,093	$	250	$	76,843
CCFESA		2,026		714		1,312
Total	$	79,119	$	964	$	78,155

	December 31, 2024					
	Actual Net Capital or Liquid Capital		Amount Required		Excess	
Cohen Securities	$	48,414	$	250	$	48,164
CCFESA		1,574		643		931
Total	$	49,988	$	893	$	49,095

26. EARNINGS / (LOSS) PER COMMON SHARE

The following table presents a reconciliation of basic and diluted earnings / (loss) per common share for the periods indicated.

EARNINGS / (LOSS) PER COMMON SHARE
(Dollars in Thousands, except share or per share information)

	Year Ended December 31,		
	2025	2024	2023
Net income / (loss) attributable to Cohen & Company Inc.	$ 14,431	$ (129)	$ (5,113)
Add/ (deduct): Income / (loss) attributable to non-controlling interest attributable to Operating LLC membership (1)	27,616	(357)	-
Add / (deduct): Adjustment (2)	(16,022)	33	-
Net income / (loss) on a fully converted basis	$ 26,025	$ (453)	$ (5,113)
Weighted average common shares outstanding - Basic	1,731,957	1,614,897	1,513,469
Unrestricted Operating LLC units of membership interests exchangeable into Cohen & Company Inc. shares (1)	4,122,929	4,060,719	-
Restricted units or shares	129,064	-	-
Weighted average common shares outstanding - Diluted	5,983,950	5,675,616	1,513,469
Net income / (loss) per common share - Basic	$ 8.33	$ (0.08)	$ (3.38)
Net income / (loss) per common share - Diluted (3)	$ 4.35	$ (0.08)	$ (3.38)

(1) The Operating LLC units of membership interests not held by Cohen & Company Inc. (that is, those held by the non-controlling interest) may be redeemed and exchanged into shares of the Company on a ten-for-one basis. The Operating LLC units of membership interests not held by Cohen & Company Inc. are redeemable, at the member's option at any time, for (i) cash in an amount equal to the average of the per share closing prices of the Common Stock for the ten consecutive trading days immediately preceding the date the Company receives the member's redemption notice, or (ii) at the Company's option, one tenth of a share of the Common Stock, subject, in each case, to appropriate adjustment upon the occurrence of an issuance of additional shares of the Common Stock as a dividend or other distribution on the outstanding Common Stock, or a further subdivision or combination of the outstanding shares of the Common Stock. These units are not included in the computation of basic earnings per share. These units enter into the computation of diluted net income (loss) per common share when the effect is not anti-dilutive using the if-converted method.

(2) An adjustment is included to estimate the impact on net income based on what the income tax expense (benefit) would have been had all of the outstanding Operating LLC membership units had been converted at the beginning of the period.

(3) Potentially diluted securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	Year Ended December 31,		
	2025	2024	2023
Restricted Common Stock	-	59,655	9,060
Restricted Operating LLC units	-	22,977	4,010,179
	-	82,632	4,019,239

27. RESERVE REQUIREMENTS

As of December 31, 2025 and 2024, Cohen Securities claimed exemptions to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 under two separate exemptions. First, Cohen Securities does not carry securities accounts for its customers or perform custodial functions relating to customer securities and, therefore, qualifies for an exemption under Rule 15c3-3(k)(2)(ii). Second, Cohen Securities qualifies for an exemption under Footnote 74 of the SEC Release No. 34-70073 because it limits its business activities to certain activities allowed under this exemption and it does not hold customer funds or securities, carry customer accounts, and does not carry PAB accounts.

28. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases office space in several cities under lease agreements. As of December 31, 2025, future minimum commitments under these operating leases are as follows.


FUTURE LEASE COMMITMENTS
(Dollars in Thousands)

	Lease	Less: Sublease	Net Commitment
2026	$ 4,529	$ (49)	$ 4,480
2027	3,741	-	3,741
2028	2,826	-	2,826
2029	2,518	-	2,518
2030	2,101	-	2,101
2031 and thereafter	8,516	-	8,516
	$ 24,231	$ (49)	$ 24,182

Rent expense for the years ended December 31, 2025, 2024, and 2023 was $2,671, $2,724, and $2,538, respectively, and was included in business development, occupancy, and equipment expense in the consolidated statements of operations. Rent expense was recorded net of sublease income of $92, $92, and $94, for the years ended December 31, 2025, 2024 and 2023, respectively.

The lease commitments noted above represent the actual cash commitments and will not necessarily match the amount of rent expense recorded in the consolidated statements of operations.

Legal and Regulatory Proceedings

From time to time, the Company is a party to various routine legal proceedings, claims, and regulatory inquiries arising out of the ordinary course of the Company's business. Management believes that the results of these routine legal proceedings, claims, and regulatory matters will not have a material adverse effect on the Company's financial condition, or on the Company's operations and cash flows. However, the Company cannot estimate the legal fees and expenses to be incurred in connection with these routine matters and, therefore, is unable to determine whether these future legal fees and expenses will have a material impact on the Company's operations and cash flows. It is the Company's policy to expense legal and other fees as incurred.

The SEC's enforcement division has concluded the previously disclosed investigation into one of the Company's investment advisers, Cohen & Company Financial Management LLC ("CCFM"). The staff has informed us that they do not intend to recommend an enforcement action by the Commission against CCFM in connection with this investigation.

29. SEGMENT AND GEOGRAPHIC INFORMATION

Segment Information

The Company operates within three business segments: Capital Markets, Asset Management, and Principal Investing. See note 1. The Company's chief executive officer is the chief operating decision-maker ("CODM") and is responsible for allocating resources and assessing the performance of the business segments. The CODM relies on enterprise net income / (loss) to allocate resources because it provides insight into profitability for the entire enterprise including the convertible non-controlling interest but excluding non-convertible non-controlling interest.   The CODM uses enterprise net income / (loss) in the annual budgeting and forecasting process. The CODM considers budget to actual variances on a monthly basis when making allocation decisions.

The Company's business segment information was prepared in a manner consistent with the internal reporting provided to the CODM and represents the information that is relied upon by management in its decision-making processes. Revenues and expenses directly associated with each business segment are included in determining net income / (loss) by segment.

The Company presents principal transactions gains and losses that relate to financial instruments that the Company received through CCM's activities as part of the Capital Markets segment with all other principal transactions gains and losses included in the Principal Investing segment. The CODM evaluates the performance of the Capital Markets segment including the gains and losses on the financial instruments received through CCM's activities.

Interest expense in the table below includes non-operating interest expense. Interest income and expense relating to operations is included in net trading revenue. See note 5. Indirect expenses (such as general and administrative expenses including executive and indirect overhead costs) not directly associated with specific business segments are not allocated to the business segments' statements of operations. See (1) below.

Beginning in 2024 annual reporting, the Company adopted ASU 2023-07 retrospectively. The following table sets forth our segment information of revenue, expenses, and income (loss) from operations.

SEGMENT INFORMATION
Statement of Operations Information
For the Year Ended December 31, 2025
(Dollars in Thousands)

	Capital Markets	Asset Management	Principal Investing	Segment Total	Unallocated (1)	Total
Investment banking and new issue	$ 187,608	$ -	$ -	$ 187,608	$ -	$ 187,608
Net trading	47,347	-	-	47,347	-	47,347
Asset management	-	8,817	-	8,817	-	8,817
Principal transactions	-	-	30,344	30,344	-	30,344
Other income	-	1,796	(348)	1,448	-	1,448
Total revenues	234,955	10,613	29,996	275,564	-	275,564
Compensation	134,696	7,660	524	142,880	14,425	157,305
Stock based compensation	357	98	15,671	16,126	4,087	20,213
Business development	1,950	225	1	2,176	1,377	3,553
Occupancy and equipment	2,892	238	-	3,130	1,214	4,344
Subscriptions, clearing, and execution	15,378	337	30	15,745	182	15,927
Professional fee and other operating	8,875	1,727	267	10,869	3,222	14,091
Depreciation and amortization	-	7	-	7	717	724
Total operating expenses	164,148	10,292	16,493	190,933	25,224	216,157
Operating income / (loss)	70,807	321	13,503	84,631	(25,224)	59,407
Interest income (expense)	(126)	-	-	(126)	(5,750)	(5,876)
Gain on sale of management contracts	-	2,734	-	2,734	-	2,734
Income from equity method affiliates	(792)	-	(15,971)	(16,763)	-	(16,763)
Income /(loss) before income taxes	69,889	3,055	(2,468)	70,476	(30,974)	39,502

Income tax expense (benefit)	-	-	-	-	(632)	(632)
Net income / (loss)	69,889	3,055	(2,468)	70,476	(30,342)	40,134
Less: Net income (loss) attributable to the non-convertible non-controlling interest of the Operating LLC	-	1	(1,914)	(1,913)	-	(1,913)
Enterprise net income /(loss)	69,889	3,054	(554)	72,389	(30,342)	42,047
Less: Net income (loss) attributable to the convertible non-controlling interest of Cohen & Company Inc.	-	-	-	-	27,616	27,616
Net income / (loss) attributable to Cohen & Company Inc.	$ 69,889	$ 3,054	$ (554)	$ 72,389	$ (57,958)	$ 14,431

Other statement of operations data

Cash compensation as a percentage of revenue	57.33%	72.18%	1.75%	51.85%	N/A	57.08%
Operating income / (loss) as a percentage of revenue	30.14%	3.02%	45.02%	30.71%	N/A	21.56%
Net income / (loss) as a percentage of revenue	29.75%	28.79%	8.23%	25.58%	N/A	14.56%
Net income / (loss) attributable to Cohen & Company Inc. as a percentage of revenue	29.75%	28.78%	1.85%	26.27%	N/A	5.24%

SEGMENT INFORMATION
Statement of Operations Information
For the Year Ended December 31, 2024
(Dollars in Thousands)

	Capital Markets	Asset Management	Principal Investing	Segment Total	Unallocated (1)	Total
Investment banking and new issue	$ 40,778	$ -	$ -	$ 40,778	$ -	$ 40,778
Net trading	36,409	-	-	36,409	-	36,409
Asset management	-	9,009	-	9,009	-	9,009
Principal transactions	-	-	(10,246)	(10,246)	-	(10,246)
Other income	10	2,615	1,023	3,648	-	3,648
Total revenues	77,197	11,624	(9,223)	79,598	-	79,598
Compensation	42,536	6,058	1,648	50,242	1,478	51,720
Stock based compensation	575	145	-	720	3,948	4,668
Business development	1,377	250	14	1,641	641	2,282
Occupancy and equipment	2,976	213	-	3,189	1,146	4,335
Subscriptions, clearing, and execution	8,893	368	170	9,431	208	9,639
Professional fee and other operating	7,591	1,772	1,216	10,579	3,842	14,421
Depreciation and amortization	-	6	-	6	550	556
Total operating expenses	63,948	8,812	3,048	75,808	11,813	87,621
Operating income / (loss)	13,249	2,812	(12,271)	3,790	(11,813)	(8,023)
Interest income (expense)	(76)	-	-	(76)	(5,745)	(5,821)
Income from equity method affiliates	-	-	21,704	21,704	-	21,704
Income (loss) before income taxes	13,173	2,812	9,433	25,418	(17,558)	7,860
Income tax expense / (benefit)	-	-	-	-	(329)	(329)
Net income / (loss)	13,173	2,812	9,433	25,418	(17,229)	8,189
Less: Net income attributable to the non-convertible non-controlling interest of the Operating LLC	-	1	8,674	8,675	-	8,675
Enterprise net income/ (loss)	13,173	2,811	759	16,743	(17,229)	(486)
Less: Net income (loss) attributable to the convertible non-controlling interest of Cohen & Company Inc.	-	-	-	-	(357)	(357)
Net income / (loss) attributable to Cohen & Company Inc.	$ 13,173	$ 2,811	$ 759	$ 16,743	$ (16,872)	$ (129)
Other statement of operations data						
Cash compensation as a percentage of revenue	55.10%	52.12%	17.87%	63.12%	N/A	64.98%
Operating income / (loss) as a percentage of revenue	17.16%	24.19%	133.05%	4.76%	N/A	(10.08)%
Net income / (loss) as a percentage of revenue	17.06%	24.19%	102.28%	31.93%	N/A	10.29%
Net income / (loss) attributable to Cohen & Company Inc. as a percentage of revenue	17.06%	24.18%	8.23%	21.03%	N/A	(0.16)%

SEGMENT INFORMATION
Statement of Operations Information
For the Year Ended December 31, 2023
(Dollars in Thousands)

	Capital Markets	Asset Management	Principal Investing	Segment Total	Unallocated (1)	Total
Investment banking and new issue	$ 23,952	$ -	$ -	$ 23,952	$ -	$ 23,952
Net trading	30,926	-	-	30,926	-	30,926
Asset management	-	7,337	-	7,337	-	7,337
Principal transactions	-	-	19,254	19,254	-	19,254
Other income	1	1,071	440	1,512	-	1,512
Total revenues	54,879	8,408	19,694	82,981	-	82,981
Compensation	30,641	5,777	2,335	38,753	8,948	47,701
Stock based compensation	515	106	-	621	3,770	4,391
Business development	741	268	23	1,032	383	1,415
Occupancy and equipment	2,560	202	-	2,762	1,027	3,789
Subscriptions, clearing, and execution	8,125	334	251	8,710	255	8,965
Professional fee and other operating	4,320	1,408	843	6,571	2,725	9,296
Depreciation and amortization	-	6	-	6	557	563
Total operating expenses	46,902	8,101	3,452	58,455	17,665	76,120
Operating income / (loss)	7,977	307	16,242	24,526	(17,665)	6,861
Interest income (expense)	(338)	-	-	(338)	(6,188)	(6,526)
(Loss) from equity method affiliates	-	-	15,609	15,609	-	15,609
Income before income taxes	7,639	307	31,851	39,797	(23,853)	15,944
Income tax expense / (benefit)	-	-	-	-	5,545	5,545
Net income /(loss)	7,639	307	31,851	39,797	(29,398)	10,399
Less: Net (loss) attributable to the non-convertible non-controlling interest of the Operating LLC	-	17	19,573	19,590	-	19,590
Enterprise net income /(loss)	7,639	290	12,278	20,207	(29,398)	(9,191)
Less: Net income (loss) attributable to the convertible non-controlling interest of Cohen & Company Inc.	-	-	-	-	(4,078)	(4,078)
Net income (loss) attributable to Cohen & Company Inc.	$ 7,639	$ 290	$ 12,278	$ 20,207	$ (25,320)	$ (5,113)
Other statement of operations data						
Cash compensation as a percentage of revenue	55.83%	68.71%	11.86%	46.70%	N/A	57.48%
Operating income / (loss) as a percentage of revenue	14.54%	3.65%	82.47%	29.56%	N/A	8.27%
Net income / (loss) as a percentage of revenue	13.92%	3.65%	161.73%	47.96%	N/A	12.53%
Net income / (loss) attributable to Cohen & Company Inc. as a percentage of revenue	13.92%	3.45%	62.34%	24.35%	N/A	(6.16)%

(1) Unallocated includes certain expenses incurred by indirect overhead and support departments (such as the executive, finance, legal, information technology, human resources, risk, compliance, and other similar overhead and support departments). Some of the items not allocated include: (1) operating expenses (such as cash compensation and benefits, equity-based compensation expense, professional fees, travel and entertainment, consulting fees, and rent) related to support departments excluding certain departments that directly support the Capital Markets business segment; (2) interest expense on debt; and (3) income taxes. Management does not consider these items necessary for an understanding of the operating results of these business segments and such amounts are excluded in business segment reporting to the CODM.


BALANCE SHEET DATA
As of December 31, 2025
(Dollars in Thousands)


	Capital Markets	Asset Management	Principal Investing	Segment Total	Unallocated (1)	Total
Total Assets	$ 591,923	$ 11,408	$ 27,093	$ 630,424	$ 70,161	$ 700,585

Included within total assets:

Investments in equity method affiliates	$ -	$ -	$ 6,661	$ 6,661	$ -	$ 6,661
Goodwill (2)	$ 54	$ 55	$ -	$ 109	$ -	$ 109
Intangible assets (2)	$ 166	$ -	$ -	$ 166	$ -	$ 166


BALANCE SHEET DATA
As of December 31, 2024
(Dollars in Thousands)


	Capital Markets	Asset Management	Principal Investing	Segment Total	Unallocated (1)	Total
Total Assets	$ 888,780	$ 7,371	$ 44,175	$ 940,326	$ 30,823	$ 971,149

Included within total assets:

Investments in equity method affiliates	$ -	$ -	$ 23,430	$ 23,430	$ -	$ 23,430
Goodwill (2)	$ 54	$ 55	$ -	$ 109	$ -	$ 109
Intangible assets (2)	$ 166	$ -	$ -	$ 166	$ -	$ 166

(1)   Unallocated assets primarily include (1) amounts due from related parties; (2) furniture and equipment, net; and (3) other assets that are not considered necessary for an understanding of business segment assets and such amounts are excluded from business segment reporting to the CODM.

(2)   Goodwill and intangible assets are allocated to the Capital Markets and Asset Management business segments as indicated in the table above.

Geographic Information

The Company has conducted its business activities through offices in the following locations: (1) United States and (2) Europe and other. Total revenues by geographic area are summarized as follows.


GEOGRAPHIC DATA
(Dollars in Thousands)


	Year Ended December 31,		
	2025	2024	2023
Total Revenues:			
United States	$ 265,585	$ 72,573	$ 77,532
Europe & Other	9,979	7,025	5,449
Total	$ 275,564	$ 79,598	$ 82,981

Long-lived assets attributable to an individual country, other than the United States, are not material. The Capital Markets segment has earned non-cash advisory revenue of $232,398, $24.338, and $18,248 in the years ended December 31, 2025, 2024, and 2023, respectively.

30. SUPPLEMENTAL CASH FLOW DISCLOSURE

Cash flows from investments (including derivatives) classified as investments-trading or trading securities sold, not yet purchased are presented on a net basis as a component of cash flows from operations. Cash flows from investments (including derivatives) classified as other investments, at fair value or other investments sold, not yet purchased are presented on a gross basis as a component of cash flows from investing.

Interest paid by the Company on its debt and redeemable financial instruments was $5,499, $6,014, and $5,607 for the years ended December 31, 2025, 2024, and 2023, respectively.

In 2025, the Company had the following significant non-cash transactions that are not reflected on the statement of cash flows:

- The Company net received units of membership interest in the Operating LLC. The Company recognized a net increase in additional paid-in capital of $590, a net decrease in AOCI of $14, and a decrease in non-controlling interest of $576. See note 21.
- The Company recorded a decrease in equity method affiliates of $1,886 and an increase in other investments, at fair value of $1,886 resulting from an in-kind distribution from equity method affiliates.
- The Company recorded a decrease of $505 in other investments, at fair value and a decrease of $505 in other investment sold, not yet purchased due to payment of shares to a former SPAC sponsor entity.
- The Company recorded an increase in accounts payable and other liabilities of $3,195 and a decrease in non-controlling interest of $1,818 and an increase in accumulated deficit of $1,377 for accumulated dividends owed on unvested restricted stock and units. See note 22.
- The Company recorded a decrease of $24,791 in other investments, at fair value resulting from an in-kind distribution to the non-convertible controlling interests.
- The Company recorded a decrease in other receivables of $19, a decrease in due from broker of $1,120, a decrease in other investments, at fair value of $1,299, a decrease of other investments sold, not yet purchased, at fair value of $344, and a decrease in non-controlling interest of $1,691 resulting from the sale of the Company's interest in Vellar GP.

In 2024, the Company had the following significant non-cash transactions that are not reflected on the statement of cash flows:

- The Company net received units of membership interest in the Operating LLC. The Company recognized a net increase in additional paid-in capital of $679, a net decrease in AOCI of $15, and a decrease in non-controlling interest of $664. See note 21.
- The Company recorded a net decrease in investments in equity method affiliates of $14,586, a net increase in other investments, at fair value of $14,586, and an increase of $2,861 in other investments, sold not purchased resulting from an in-kind distribution from an equity method affiliate.
- In connection with the Redemption Agreement, the Company recorded a reduction in the redeemable financial instrument of $5,146 and a corresponding increase of $5,146 in debt resulting from the issuance of the 2024 Note.

In 2023, the Company had the following significant non-cash transactions that are not reflected on the statement of cash flows:

- The Company net surrendered units of membership interests in the Operating LLC. The Company recognized a net increase in additional paid-in capital of $636, a net decrease of $14 in AOCI, and a decrease of $622 in non-controlling interest. See note 21.
- In conjunction with the consolidation of the SPAC Fund, the Company recorded an increase in receivables from brokers, dealers, and clearing agencies of $68,066, an increase in other investments, at fair value of $40,388, an increase in other assets of $63, an increase in accounts payable of $82,711, and an increase in other investments sold, not yet purchased of $25,806. See note 4.
- The Company recorded a net decrease in investments in equity method affiliates of $10,102 and a net increase in other investments, at fair value of $10,102 resulting from an in-kind distribution from an equity method affiliate.
- In connection with several SFA transactions, the Company received equity shares in a public company, recorded a net increase of $58,286 in other investments, at fair value, and a corresponding increase in other investments, sold not yet purchased of $58,286.

31. RELATED PARTY TRANSACTIONS

The Company has identified the following related party transactions for the years ended December 31, 2025, 2024, and 2023. The transactions are listed by related party and, unless otherwise noted in the text of the description, the amounts are disclosed in the tables at the end of this section.

A. JKD Investor

The JKD Investor is an entity owned by Jack J. DiMaio, the vice chairman of the board of directors and vice chairman of the Operating LLC's board of managers, and his spouse. On October 3, 2016, the Operating LLC and JKD Investor entered into the JKD Investment Agreement. The interest expense incurred relating to the JKD Investment Agreement is disclosed in the table below. See notes 4 and 20.

Effective September 1, 2024, JKD Investor and the Operating LLC entered into the Redemption Agreement, which terminated the JKD Investment Agreement in its entirety and resulted in the full redemption of the redeemable financial instrument. Pursuant to the Redemption Agreement, the Company issued to JKD Investor the 2024 Note in the principal amount of $5,146. The Company elected to prepay $2,573 of the principal amount of the 2024 Note that was due on August 31, 2025 on June 30, 2025. The interest incurred on the 2024 Note is disclosed in the table below. See notes 4.

On January 31, 2020, JKD Investor purchased $2,250 of the 2020 Notes. On January 31, 2022, the Operating LLC and JKD Investor entered into the 2022 Note Purchase Agreement, pursuant to which, among other things, on such date, (i) JKD Investor paid to the Operating LLC an additional $2,250 and (ii) in consideration for such funds, the Operating LLC issued to JKD Investor the 2020 Note in the aggregate principal amount of $4,500. See note 20. The Company incurred interest expense on this debt, which is disclosed in the table below.

B. DGC Trust

DGC Trust has been identified as a related party because Daniel G. Cohen's children are the beneficiaries of the trust and the trust was established by Daniel G. Cohen, executive chairman of the Company's board of directors and executive chairman of the Operating LLC's board of managers. Daniel G. Cohen does not have any voting or dispositive control of securities held in the interest of the trust. Pursuant to the DGC Trust's governing documents, Daniel G. Cohen has the ability to acquire at any time any of the DGC Trust's assets, including the units of membership interests, by substituting other property of an equivalent value without the approval or consent of any person, including any trustee or beneficiary of the DGC Trust.

C. Cohen Circle, LLC ("Cohen Circle")

Cohen Circle is a related party because Daniel G. Cohen is a member of Cohen Circle. The Company has a sublease agreement as sub-lessor for certain office space with Cohen Circle. The Company received payments under this sublease agreement, which are recorded as a reduction in rent and utility expenses. This sublease agreement commenced on August 1, 2018 and has a term that automatically renews for one year periods if not cancelled by either party upon 90 days' notice prior to the end of the then-existing term. The income earned pursuant to this sublease agreement is included as a reduction in rent expense in the consolidated statements of income and is disclosed in the table below.

D. Investment Vehicles and Other

Columbus Circle SPAC

The Columbus Circle SPAC was a related party as it was an equity method investment of the Company. The Company owned 26.4% of Columbus Circle SPAC. Income earned or loss incurred on equity method investments is included in the table below. The Company entered into an administrative services agreement with Columbus Circle SPAC. Revenue earned by the Company from this agreement was included as part of principal transactions and other income in the table below. The Company loaned to Columbus Circle SPAC approximately $350 to cover IPO expenses, which was repaid in full at the closing of the IPO. The Company committed to loan Columbus Circle SPAC up to an additional $1,500 to cover operating and acquisition related expenses following the IPO. These loans incurred no interest. CCM also provided investment banking and new issue revenue included in the table below. See note 4.

CK Capital and AOI

In December 2019, the Company acquired a 45% interest in CK Capital Partners B.V. ("CK Capital"). The Company purchased this interest for $18 (of which $17 was paid to an entity controlled by Daniel G. Cohen). CK Capital is a private company incorporated in the Netherlands and provides asset and investment advisory services relating to real estate holdings. In addition, the Company also acquired a 10% interest in Amerisfoot Office Investment I Cooperatief U.A. ("AOI"), a real estate holding company, for $1 from entities controlled by Daniel G. Cohen. CK Capital and AOI are related parties as they are equity method investments of the Company. Income earned, or loss incurred, by the Company on the equity method investments in CK Capital and AOI is included in the tables below. In accordance with the CK Capital shareholders agreement, the Company may receive fees for consulting services provided by the Company to CK Capital. Any fees earned for such consulting services are included in principal transactions and other income in the table below. See note 12.

In July 2025, the Company invested $1,156 in the CK Capital Value Fund Cooperatief U.A., a fund affiliated with CK Capital. This investment is included in other investments, at fair value in the consolidated balance sheets as of December 31, 2025. The objective of the fund is to realize capital growth and rental income by investing in, actively managing, and adding value to office buildings in the Netherlands, and any ancillary properties and assets. Income earned, or loss incurred, on the investment is included as part of principal transactions and other income.

CREO JV

CREO JV is considered a related party because it is an equity method investment of the Company. The Company has an investment in and a servicing agreement with CREO JV. Income earned, or loss incurred, on the investment is included as part of principal transactions and other income. Revenue earned on the servicing contract is included as part of asset management in the table below. As of December 31, 2025, the Company owned 7.5% of the equity of CREO JV.

U.S. Insurance JV

U.S. Insurance JV is considered a related party because it is an equity method investment of the Company. The Company has an investment in and a management contract with U.S. Insurance JV. Income earned, or loss incurred, on the investment is included as part of principal transactions and other income. Revenue earned on the management contract is included as part of asset management in the table below. As of December 31, 2025, the Company owned 1.8% of the equity of U.S. Insurance JV.

SPAC Fund

The SPAC Fund was considered a related party because it was an equity method investment of the Company prior to its consolidation effective April 1, 2023. The Company had an investment in and a management contract with the SPAC Fund. Income earned, or loss incurred, on the investment prior to consolidation is included as part of principal transactions and other income in the table below. Revenue earned on the management contract prior to consolidation is included as part of asset management in the table below.

Stoa USA Inc. / FlipOS

Stoa USA Inc. / FlipOS was a private company in which the Company owned common equity. It was considered a related party because Daniel G. Cohen was a member of the board of directors. As of December 31, 2023, the Company had made cumulative investments of $847 in Stoa USA Inc. / FlipOS. During the year ended December 31, 2023, Stoa USA Inc. / FlipOS announced that it had ceased operations. The Company wrote off its investment during the year ended December 31, 2023 and recorded a principal transactions loss. The Company has no remaining investment in Stoa USA Inc. / FlipOS.

The fair value of this investment was included in other investments, at fair value on the consolidated balance sheets; any realized and unrealized gains on these investments was included in principle transactions and other income on the consolidated statements of operations and comprehensive income. All realized and unrealized gains (losses) are included in the table below.

E. *SPAC Sponsor Entities and Other*

In general, a SPAC is initially funded by a sponsor and that sponsor invests in and receives private placement and founder shares of the SPAC. The sponsor may be organized as a single legal entity or multiple entities under common control. In either case, the entity (or entities) is referred in this section as the sponsor of the applicable SPAC. The Company had the following transactions with various sponsors of SPACs that are related parties, which the Company does not consolidate.

FTAC Athena Acquisition Corp. ("FTAC Athena") was a SPAC. The sponsor of FTAC Athena ("FTAC Athena Sponsor") is a related party as it was an equity method investment of the Company. On February 26, 2021, the Operating LLC entered into a letter agreement with FTAC Athena Sponsor whereby the Operating LLC would provide personnel to serve as the chief financial officer as well as other accounting and administrative services to FTAC Athena Sponsor for a period not longer than 24 months. As consideration for these services, the Company received an allocation of 35,000 founder shares of FTAC Athena stock to the Operating LLC and recorded an equity method investment of $40 for the valuation of these services. The revenue earned on this arrangement is disclosed in principal transactions and other income, other SPAC entities in the table below. FTAC Athena liquidated in 2023.

FTAC Zeus Acquisition Corp. ("FTAC Zeus") was a SPAC. The sponsor of FTAC Zeus ("FTAC Zeus Sponsor") is a related party as it was an equity method investment of the Company. On November 24, 2021, the Operating LLC entered into a letter agreement with FTAC Zeus Sponsor whereby the Operating LLC would provide personnel to serve as the chief financial officer as well as other accounting and administrative services to FTAC Zeus Sponsor for a period not longer than 24 months. As consideration for these services, the Company received an allocation of 35,000 founders shares of FTAC Zeus stock to the Operating LLC and recorded an equity method investment of $40 for the valuation of these services. The revenue earned on this arrangement is disclosed in principal transactions and other income, other SPAC entities in the table below. FTAC Zeus liquidated in 2023.

FTAC Emerald Acquisition Corp. ("FTAC Emerald") was a SPAC. The sponsor of FTAC Emerald ("FTAC Emerald Sponsor") is a related party as it is an equity method investment of the Company. On December 20, 2021, the Operating LLC entered into a letter agreement with FTAC Emerald Sponsor whereby the Operating LLC would provide personnel to serve as the chief financial officer as well as other accounting and administrative services to FTAC Emerald Sponsor for a period not longer than 24 months. As consideration for these services, the Company received an allocation of 35,000 founders shares of FTAC Emerald stock to the Operating LLC and recorded an equity method investment of $40 for the valuation of these services. The revenue earned on this arrangement is disclosed in principal transactions and other income, other SPAC entities in the table below. The Company made an additional investment of $47 in another subsidiary of FTAC Emerald Sponsor in the form of a promissory note and this amount was written off in 2024. This write off is included in income (loss) from equity method affiliates in the table below. In February 2025, FTAC Emerald merged with Fold Holdings, Inc. (NASDAQ:FLD) and the 35,000 founders shares were reduced to an allocation of 19,775 restricted shares, which were distributed to the Company in June 2025.

Vellar Opportunities GP, LLC

On February 25, 2025, the Operating LLC entered into (i) a Limited Liability Company Interest Purchase Agreement with Jason Capone and Solomon Cohen, who is the son of the Company's executive chairman, Daniel G. Cohen (the "Vellar Purchase Agreement"); and (ii) a Transition Services Agreement (the "Vellar Transition Services Agreement" and, together with the Vellar Purchase Agreement, the "Vellar Agreements") with Vellar Opportunities GP LLC, a Delaware limited liability company ("Vellar GP").

Prior to entering into the Vellar Agreements, the Operating LLC was the managing member and owner of 33.4% of Vellar GP.

Pursuant to the Vellar Purchase Agreement, the Operating LLC sold all of its 33.4% interest in Vellar GP to each of Solomon Cohen and Jason Capone for an aggregate of $10. As of February 25, 2025 and as a result of the consummation of the transactions contemplated by the Vellar Purchase Agreement, the Company no longer had any investment in Vellar GP. Pursuant to the Vellar Purchase Agreement, the Operating LLC resigned as the managing member of Vellar GP, effective February 25, 2025. For the year ended December 31, 2025, the Company recorded net loss of $381, related to Vellar GP, which includes both the loss on sale and the results of operations for the 2025 period prior to the sale. This amount is not included in the table below.

Pursuant to the Vellar Transition Services Agreement, in exchange for the Operating LLC's agreement to provide certain transitional services to Vellar GP, Vellar GP agreed to pay to the Operating LLC certain defined revenue share amounts up to an aggregate of $4,234, and (ii) agreed to decrease the amount which the Operating LLC had previously agreed to pay to Vellar GP in connection with the funding of certain Vellar GP litigation expenses from $2,121 to $1,084.

BTC Development Corp.

BTC Development Corp. is a related party because Betsy Cohen, the mother of Daniel G. Cohen, is a member of the board of directors. Cohen Securities was the lead underwriter in BTC Development Corp.'s SPAC IPO and received an underwriter fee of $1,348 and 173,250 placement units. The fee and any realized or unrealized gains and losses on these securities are recorded in Investment banking and new issue in the table below.

Crane Harbor Acquisition Corp. I/ Crane Harbor Acquisition Corp. II

Crane Harbor Acquisition Corp. I and Crane Harbor Acquisition Corp II are a related parties because Edward Cohen and Jonathan Cohen, the father and brother of Daniel G. Cohen, respectively, are members of the board of directors. Cohen Securities provided investment banking services to both entities and received cash and non-cash consideration. The fees and any realized or unrealized gains and losses on these securities, are recorded in investment banking and new issue in the table below.

Other

The Company invests in sponsor entities of SPACS, either directly or through its interest in the SPAC Series Funds, which are not otherwise affiliated with the Company, but are considered related parties because they are accounted for under the equity method. As of December 31, 2025, the Company owned less than 1% of these entities in the aggregate. Income earned, or loss incurred, on the equity method investment in these other SPAC sponsor entities is included in the table below.

The following table displays the routine transactions recognized in the statements of operations from the identified related parties that are described above.


RELATED PARTY TRANSACTIONS

(Dollars in Thousands)


	For the Years Ended December 31,					
	2025		2024		2023	
Investment banking and new issue						
BTC Development Corp.	$	1,610	$	-	$	-
Columbus Circle SPAC		17,888		-		-
Crane Harbor Acquisition I		2,577		-		-
Crane Harbor Acquisition II		2,762		-		-
	$	24,837	$	-	$	-
Asset management						
CREO JV	$	530	$	711	$	113
SPAC Fund		-		-		173
U.S. Insurance JV		1,012		1,165		1,201
	$	1,542	$	1,876	$	1,487
Principal transactions and other income						
CK Capital Value Fund	$	14	$	-	$	-
Columbus Circle SPAC		70		-		-
CREO JV		(341)		617		901
Other SPAC Entities		-		5		50
SPAC Fund		-		-		28
Stoa USA Inc./FlipOS		-		-		(6,847)
U.S. Insurance JV		237		17		463
	$	(20)	$	639	$	(5,405)
Income (loss) from equity method affiliates						
Columbus Circle SPAC	$	(3,467)	$	-	$	-
Dutch Real Estate Entities		633		(759)		334
Other SPAC Entities		(13,929)		22,463		15,275
	$	(16,763)	$	21,704	$	15,609
Operating expense (income)						
Cohen Circle		(62)		(104)		(103)
	$	(62)	$	(104)	$	(103)
Interest expense (income)						
JKD Investor		1,002		1,050		941
	$	1,002	$	1,050	$	941

The following related party transactions are non-routine and are not included in the table above.

F. Directors and Employees

The Company has entered into employment agreements with Daniel G. Cohen, its executive chairman, and Joseph W. Pooler, Jr., its chief financial officer. The Company has entered into its standard indemnification agreement with each of its directors and executive officers.

The Company maintains a 401(k)-savings plan covering substantially all its employees. The Company matches 50% of employee contributions for all participants not to exceed 3% of their salary. Contributions made to the plan on behalf of the Company were $500, $438, and $396 for the years ended December 31, 2025, 2024, and 2023, respectively.

On October 1, 2024, the Company assumed the final year obligation of a three-year corporate aircraft program arrangement from the Company's executive chairman, Daniel G. Cohen. The contract, which allowed for an allotted number of hours of air travel on selected aircraft, expired on September 30, 2025. The Company utilized the air travel for general business purposes and recorded the expense in business development, occupancy, equipment expense in the consolidated statement of operations. During the years ended

December 31, 2025 and 2024, the Company recognized expense on this obligation of $520 and $291, respectively. On October 1, 2025, the Company and Cohen Circle jointly entered a three-year corporate aircraft program membership agreement, with the contract term going through September 30, 2028. The arrangement allows for an allotted number of flight hours on select aircraft. During the year ended December 31, 2025, the Company paid $699 for the first year of the contract and Cohen Circle will reimburse the Company for any flight hours used for Cohen Circle business purposes. During the year ended December 31, 2025, the Company recorded $72 of expense in business development, occupancy, equipment expense on the consolidated statement of operation on this agreement.

From time to time, the Company purchases produce from Grand Cru Farm as a benefit to its employees. Grand Cru Farm is owned by Daniel G. Cohen. The Company purchased $26 and $0 from Grand Cru Farm during the years ended December 31, 2025 and 2024, respectively.

32. DUE FROM / DUE TO RELATED PARTIES

Amounts due to related parties related to redeemable financial instruments and outstanding debt are included as components of those balances in the consolidated balance sheets. In addition, interest or investment return owed on those balances are included as a component of accounts payable and other liabilities in the consolidated balance sheets. Any investment made in an equity method affiliate for which the Company does not elect the fair value option is included as a component of investments in equity method affiliates in the consolidated balance sheets. Any investment made in an equity method affiliate for which the Company elected the fair value option is included as a component of other investments, at fair value in the consolidated balance sheets.

The following table summarizes the outstanding due from /due to related parties. These amounts may result from normal operating advances, employee advances, or from timing differences between the transactions disclosed in note 31 and final settlement of those transactions in cash. All amounts are primarily non-interest bearing.


DUE FROM/DUE TO RELATED PARTIES

(Dollars in Thousands)


	December 31, 2025		December 31, 2024	
CREO JV	$	123	$	74
Employee & other		874		458
SPAC Fund - other receivable		159		127
U.S. Insurance JV		245		282
Due from Related Parties	$	1,401	$	941

33. SUBSEQUENT EVENTS

Equity Distribution Agreement

On February 20, 2026, the Company, entered into an Equity Distribution Agreement with Northland Securities, Inc. (trade name Northland Capital Markets) ("Northland") and CCS, as sales agents (CCS and Northland, together, the "Sales Agent"), relating to the issuance and sale from time to time by the Company (the "ATM Program"), through the Sales Agents, of shares of the Company's common stock, par value $0.01 per share, having an aggregate offering price of up to $75,000 (the "Shares"). Sales of the Shares, if any, under the Equity Distribution Agreement will be made in sales deemed to be "at-the-market offerings" as defined in Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), as agreed with the Sales Agents. In accordance with the applicable rules of the SEC, as of the date of this Current Report on Form 8-K, the Company is permitted to sell an aggregate of up to $13,094 in Shares under the Equity Distribution Agreement, which represents one-third of the value of the Company's outstanding common stock held by non-affiliates of the Company.

The Equity Distribution Agreement includes customary representations, warranties and covenants by the Company and customary obligations of the parties and termination provisions. The Company has agreed to indemnify the Sales Agents against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Sales Agents may be required to make with respect to any of those liabilities. The Company will pay each Sales Agent a commission of 2.5% of the gross offering proceeds of the Shares sold through such Sales Agent pursuant to the Agreement.

The Shares to be sold under the Agreement, if any, will be issued and sold pursuant to the prospectus forming a part of the Company's shelf registration statement on Form S-3 (File No. 333-275186), which was filed with, and declared effective by, the SEC on November 26, 2023 and May 6, 2024, respectively, and any successor registration statement filed by the Company with respect to the Shares.

The offering of the Company's common stock pursuant to the Agreement will terminate upon the sale of all of the Shares pursuant to the Agreement, unless sooner terminated in accordance with the terms and conditions of the Agreement.

Columbus Circle II

On February 12, 2026, Columbus Circle Capital Corp. II (NASDAQ: CMIIU) (the "SPAC"), a blank check company incorporated as a Cayman Islands exempted company and formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (each a "Business Combination"), completed the sale of 23,000,000 units (the "Units") in its initial public offering (the "IPO"), which included 3,000,000 units issued pursuant to the underwriters' full exercise of their over-allotment option.

The Operating LLC owns a portion of, and is the managing member and a member of, Columbus Circle 2 Sponsor Corp LLC, the sponsor of the SPAC (the "Sponsor"). CCM acted as the lead underwriter in the IPO.

Each Unit consists of one Class A ordinary share of the SPAC, par value $0.0001 per share ("Class A Ordinary Shares"), and one-third of one warrant (each, a "Warrant");, each whole Warrant entitles the holder to purchase one Class A Ordinary Share for $11.50 per share. The Units were sold in the IPO at an offering price of $10.00 per Unit, for gross proceeds of $230,000 (before underwriting discounts and commissions and offering expenses).

If the SPAC fails to consummate a Business Combination within the first 24 months following the IPO, its corporate existence will cease except for the purposes of winding up its affairs and liquidating its assets, unless the SPAC's shareholders approve an amendment to the SPAC's amended and restated memorandum and articles of association (the "SPAC Articles") to extend the amount of time the SPAC will have to consummate an initial Business Combination.

The Sponsor purchased an aggregate of 265,000 of the SPAC's placement units ("Placement Units") in a private placement that occurred simultaneously with the IPO (the "Private Placement") for an aggregate of $2,650, or $10.00 per Placement Unit. Additionally, CCM used its underwriting fee of $3,600 to purchase 360,000 Placement Units in the Private Placement for an aggregate of $3,600. Each Placement Unit consists of one Class A Ordinary Share and one-third of one warrant (a "Placement Warrant"). The Placement Units are identical to the Units sold in the IPO except that Placement Units (including the securities comprising such units and the Class A Ordinary Shares issuable upon exercise of the Placement Warrants) (i) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of the SPAC's initial Business Combination, (ii) will be entitled to certain registration rights, and (iii) with respect to the Placement Warrants held by CCM and/or its designees, will not be exercisable more than five years from the commencement of sales in the IPO in accordance with FINRA rules. Subject to certain limited exceptions, the Placement Units (including the underlying Placement Warrants and Class A Ordinary Shares and the Class A Ordinary Shares issuable upon exercise of the Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of the SPAC's initial Business Combination.

The entire $2,650 invested by the Sponsor in consideration for the above-described 265,000 Placement Units of the SPAC was raised from third party investors. As the managing member of the Sponsor, the Operating LLC consolidates the Sponsor and treats the Sponsor's investment in the SPAC as an equity method investment. The $2,650 raised from third party investors is treated by the Operating LLC as non-controlling interest.

COHEN & COMPANY INC.
CONDENSED FINANCIAL INFORMATION OF REGISTRANT
COHEN & COMPANY INC. (PARENT COMPANY)
Unaudited
Balance Sheets
(Dollars in Thousands)

	December 31, 2025	December 31, 2024
Assets		
Cash	$ -	$ -
Investment in Cohen & Company, LLC	74,792	67,743
Prepaid income taxes	-	20
Deferred tax asset	2,952	-
Total assets	$ 77,744	$ 67,763
Liabilities		
Accrued interest and other liabilities	$ 302	$ 340
Deferred income taxes	-	437
Accrued income taxes	539	-
Debt	25,822	25,258
Total liabilities	26,663	26,035
Stockholders' Equity		
Preferred Stock	27	27
Common Stock	21	20
Additional paid-in capital	78,539	76,704
Accumulated deficit	(26,593)	(34,016)
Accumulated other comprehensive loss	(914)	(1,007)
Total stockholders' equity	51,080	41,728
Total liabilities and stockholders' equity	$ 77,743	$ 67,763

See accompanying notes to condensed financial statements.

COHEN & COMPANY INC.
CONDENSED FINANCIAL INFORMATION OF REGISTRANT
COHEN & COMPANY INC. (PARENT COMPANY)
Unaudited
Statements of Operations
(Dollars in Thousands)

	For the Year Ended December 31,		
	2025	2024	2023
Revenues			
Equity in undistributed earnings / (loss) from Cohen & Company, LLC	$ 16,348	$ 4,553	$ 3,708
Total revenues	16,348	4,553	3,708
Operating income / (loss)	16,348	4,553	3,708
Non-operating expense			
Interest expense	(4,747)	(4,695)	(5,247)
Income / (loss) before income taxes	11,601	(142)	(1,539)
Income tax (benefit) / expense	(2,830)	(13)	3,574
Net income / (loss)	$ 14,431	$ (129)	$ (5,113)

See accompanying notes to condensed financial statements.

COHEN & COMPANY INC.
CONDENSED FINANCIAL INFORMATION OF REGISTRANT
COHEN & COMPANY INC. (PARENT COMPANY)
Unaudited
Statements of Cash Flows
(Dollars in Thousands)

	For the Year Ended December 31,		
	2025	2024	2023
Operating activities			
Net income / (loss)	$ 14,431	$ (129)	$ (5,113)
Adjustments to reconcile net income / (loss) to net cash provided by / (used) in operating activities:			
Equity in undistributed earnings / (loss) from Cohen & Company, LLC	(16,348)	(4,553)	(3,708)
Distributions from / (contributions to) Cohen & Company, LLC	9,954	6,428	6,223
Amortization of discount of debt	564	42	692
(Increase) / decrease in other assets	559	18	108
Increase / (decrease) in accounts payable and other liabilities	(38)	(2)	35
Increase / (decrease) in deferred income taxes	(3,389)	(31)	3,561
Net cash provided by / (used in) operating activities	5,733	1,773	1,798
Financing activities			
Proceeds from issuance of Common Stock	-	154	-
Cash used to net share settle equity awards	(102)	(54)	(48)
Dividends paid to stockholders	(5,631)	(1,873)	(1,750)
Net cash provided by / (used in) financing activities	(5,733)	(1,773)	(1,798)
Net increase (decrease) in cash and cash equivalents	-	-	-
Cash and cash equivalents, beginning of period	-	-	-
Cash and cash equivalents, end of period	$ -	$ -	$ -

See accompanying notes to condensed financial statements.

COHEN & COMPANY INC.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT
COHEN & COMPANY INC. (PARENT COMPANY)
NOTES TO CONDENSED FINANCIAL STATEMENTS
Unaudited
(Dollars in thousands)

The accompanying condensed financial statements should be read in conjunction with the consolidated financial statements and related notes of Cohen & Company Inc. Certain prior period amounts have been reclassified to conform to the current period presentation. The Company paid or received cash distributions to / from Cohen & Company, LLC as disclosed above in the statements of cash flow.

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COHEN & COMPANY INC.

BOARD OF DIRECTORS

Daniel G. Cohen
Executive Chairman of the Board

G. Steven Dawson
Private Investor

Jack J. DiMaio, Jr.
Vice-Chairman of the Board, Chief Executive Officer of Mead Park Holdings LP

Jack Haraburda
Managing Partner of CJH Securities Information Group, a professional coaching business

Diana Louise Liberto
Former President, Chief Executive Officer and Chair of the Board of Directors of WalkMyMind, Inc., a corporate and personal wellness company

EXECUTIVE OFFICERS

Lester R. Brafman
Chief Executive Officer

Joseph W. Pooler, Jr.
Executive Vice President, Chief Financial Officer and Treasurer

Daniel G. Cohen
Executive Chairman of the Board

CORPORATE INFORMATION

Corporate Office
*Cira Centre
2929 Arch Street, Suite 1703
Philadelphia, Pennsylvania 19104*

Transfer Agent
Computershare

Independent Auditors
Grant Thornton LLP

Corporate Counsel
Duane Morris LLP

Stock Listing
NYSE American (COHN)

Forward-Looking Statements

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements discuss matters that are not historical facts. Because they discuss future events or conditions, forward-looking statements may include words such as "anticipate," "believe," "estimate," "intend," "could," "should," "would," "may," "seek," "plan," "might," "will," "expect," "predict," "project," "forecast," "potential," "continue," negatives thereof or similar expressions. Forward-looking statements speak only as of the date they are made, are based on various underlying assumptions and current expectations about the future and are not guarantees. Such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievement to be materially different from the results of operations or plans expressed or implied by such forward-looking statements.

While we cannot predict all of the risks and uncertainties, they include, but are not limited to those risks and uncertainties described in "Item 1A – Risk Factors" included in Cohen & Company Inc.'s Annual Report on Form 10-K for the year ended December 31, 2025. Accordingly, such information should not be regarded as representations that the results or conditions described in such statements or that our objectives and plans will be achieved and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. All subsequent written and oral forward-looking statements concerning other matters addressed in this annual report and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this annual report. Except to the extent required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, a change in events, conditions, circumstances or assumptions underlying such statements, or otherwise.